

**2025
ANNUAL
REPORT
AND NOTICE
OF ANNUAL
MEETING**



TO OUR SHAREHOLDERS,

When I returned to Nike this fiscal year, I did so because I have what I call an 'irrational love' for this company. I've been a part of the Nike family for over 30 years and take incredible pride in what the brand stands for – to bring inspiration and innovation to every athlete* in the world. Inviting 8 billion athletes into the world of sport is a uniquely powerful purpose that drives me and my teammates every single day.

From my first day back, it was clear to me that we needed to get back to putting the athlete* at the center of everything we do because athletes have always been the fuel for our brand. Their insights lead to innovative and coveted product and their journeys allow us to tell emotional and inspiring stories.

I also knew that we would have to make some immediate moves to focus our teams. We landed on what we called our **Win Now actions** – across culture, product, marketing, marketplace, and ground game – with a sharp focus on 5 key sports, 3 key countries, and 5 key cities. The Nike team has embraced the change, and we're already seeing progress in each of the actions:

1   **Ignite our winning culture.** We have reclaimed our identity in sport, and it was just the jumpstart we needed for our team culture. I see our teams hustling and being opportunistic, moving with a sense of pride. This year, we recommitted to our Maxims, getting back to the roots of what drives our culture. I also set a new Senior Leadership Team and flattened my leadership structure to get closer to the business.

2   **Shape our brand for distinction.** We pulled the lever we knew would drive the greatest, and quickest, impact this year, investing heavily in big sport moments and key product launches to win back our brand voice. During sport moments like the Superbowl, NBA All-Star Weekend, the Masters, Champions League Finals, and the French Open, Nike drove the conversation through memorable wins by Nike sponsored athletes and teams. We also created a series of Nike-led moments like the women's running series, "After Dark Tour," and Faith Kipyegon's Breaking4 – her ambitious attempt to finish a mile in under four minutes.

3   **Accelerate our product portfolio.** We're committed to running a complete portfolio, creating more breadth and depth, with a relentless innovative product pipeline. We ignited Nike performance product in the year, helping drive better balance. **Running** was the standout, leading to high single-digit growth by the fourth quarter. In **Basketball**, our women's business expanded more than 50% this fiscal year, proving that product demand is catching up to the spike in energy surrounding the women's game. And in **Global Football**, we set the stage for an intense World Cup 26 battle by upgrading all three Nike football boot silos in a 12-month window and debuting an exciting kit innovation. While we saw momentum in performance innovation, it's not yet enough to offset the headwinds of our efforts to aggressively right-size three very important classic franchises in the Air Force 1, Dunk and Air Jordan 1.

4   **Elevate & grow the marketplace.** We're taking a balanced approach to serve consumers wherever and however they choose to shop. We've made progress in returning Nike Direct to a more premium destination, especially when tied to a sport moment, a key product launch, or an on-the-ground activation. Our teams are also focused on co-creating growth plans by brand, and by sport. We're investing in the presentation of our assortments and ensuring that we're adding points of distribution to be in the path of a wider range of consumers.

5   **Win on the ground.** Yes, we take pride in Nike standing out at sports' biggest moments. But equally important is nurturing authentic relationships with consumers in the neighborhoods where they live and play. We support communities to run and train together. We partner with local retailers to bring more people through their doors. And we celebrate the intersections of sport, youth, and culture. The ground game is where Nike becomes deeply personal and our teams are obsessing those connections every day.

Some of the intentional actions we've taken this fiscal year created pressure on our near-term results. For FY25, our revenues were down 9% on a currency-neutral basis and our EPS was $2.16. The changes we made this year were necessary to set a strong foundation for long-term, profitable growth. We're making decisions that are best for the health of our brands and businesses. Decisions that we believe will drive shareholder value.

We've turned the page and we're ready to get back to executing at the Nike standard. It's a privilege to compete every day, and with all our advantages, we're in control of our own destiny. We have three of the world's most iconic brands, a dominant roster of athletes, unmatched patented innovation and a deep catalog of products at every price point, ready to serve consumers across an integrated marketplace that is shaped by long-standing relationships with leading partners across our value chain.

Most importantly, we have a world-class team that is passionate, highly talented, and fully committed to our mission. Our entire team is ready to run toward something bigger and write the next great chapter for Nike.

With Appreciation,

Elliott Hill
President and Chief Executive Officer
NIKE, Inc.

NIKE, Inc. Revenue Performance

Fiscal Years 2021-2025

Revenue in millions



2021	2022	2023	2024	2025
$44,538	$46,710	$51,217	$51,362	$46,309

NIKE, Inc. Earnings Per Share Performance

Fiscal Years 2021-2025



2021	2022	2023	2024	2025
$3.56	$3.75	$3.23	$3.73	$2.16

NIKE, Inc. Return on Invested Capital*

Fiscal Years 2021-2025



2021	2022	2023	2024	2025
48.8%	46.5%	31.5%	34.9%	20.2%

* ROIC is considered a non-GAAP financial measure and should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP and may not be comparable to similarly titled non-GAAP measures used by other companies. ROIC is included in the Form 10-K, available on our investor relations website, http://investors.nike.com. Please refer to this site for more detail on this calculation.

S&P 500* vs. NIKE, Inc. Stock Performance

Fiscal Years 2021-2025



S&P 500	NKE
109.53%	-34.95%

* Performance of the S&P 500, S&P 500 Apparel, Accessories & Luxury Goods Index and NIKE stock is calculated by comparing the total returns of each assuming the reinvestment of dividends over the time period of 5/31/2020 to 5/31/2025.

^ Fiscal 2020 reflects the material adverse impacts to NIKE, Inc.'s business from COVID-19. Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's FY20 Annual Report on Form 10-K for additional information on the impacts of COVID-19 to the Company's results.

2025
NOTICE OF ANNUAL MEETING

MESSAGE FROM OUR EXECUTIVE CHAIRMAN

To Our Shareholders:

This past year has been a year of change for Nike, including changes to the team at both the Board and the executive level. But throughout this year, we have remained grounded in strong corporate governance, which enables these changes and supports the creation of long-term value for shareholders.

During fiscal 2025, the Board of Directors executed against one of its most important duties, a CEO transition. Elliott Hill brings the right combination of experience, skills and attributes to guide Nike during this period. His global and industry expertise as well as deep-rooted passion for sport and for Nike make him the ideal fit. And in turn, Elliott has made changes to his leadership team. With his senior leadership team set, the Board believes that Elliott and the team are well-positioned to support the company's Win Now actions as we navigate the year ahead.

Consistent with our evergreen approach to Board refreshment, we recently announced a fond farewell, as Cathleen Benko has decided to retire after more than seven years of service. And we also announced the introduction of fresh talent, with the Board nominating Jørgen Vig Knudstorp to stand for election at this year's annual meeting.

We are pleased to invite you to attend the Annual Meeting of Shareholders of NIKE, Inc. to be held virtually on Tuesday, September 9, 2025, at 9:00 A.M. Pacific Time. Whether or not you plan to attend, the prompt execution and return of your proxy card will ensure that your shares are represented at the meeting. Thank you for your continued support.

Sincerely,

MARK PARKER, EXECUTIVE CHAIRMAN

July 17, 2025

"During fiscal 2025, the Board of Directors executed against one of its most important duties, a CEO transition."

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF NIKE, INC.

You are cordially invited to the 2025 Annual Meeting of Shareholders (the "Annual Meeting") of NIKE, Inc., an Oregon corporation ("NIKE" or the "Company"):

DATE AND TIME:	LOCATION:
Tuesday, September 9, 2025, at 9:00 A.M. Pacific Time	This year's meeting will be a virtual Annual Meeting at www.virtualshareholdermeeting.com/NKE2025

ITEMS OF BUSINESS:

	PROPOSAL	PAGE REFERENCE
1	To elect the 12 directors named in the accompanying proxy statement for the ensuing year.	Page 4

Class A	Class B
Will elect nine directors.	Will elect three directors.

Holders of Class A Stock and holders of Class B Stock will vote together as one class on all other proposals.

2	To approve executive compensation by an advisory vote.	Page 24
3	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.	Page 62
4	To approve the NIKE, Inc. Stock Incentive Plan, as amended and restated.	Page 64
5	To transact such other business as may properly come before the meeting.	

The Annual Meeting will be held in a virtual format only. We are continuing to use this format because, based on the success of our recent annual meetings, we believe it provides greater accessibility, encourages broader shareholder participation, and helps reduce costs, while still allowing us to provide shareholders the same rights and opportunities to participate as an in-person meeting. Shareholders of record at the close of business on July 9, 2025, the record date fixed by the Board of Directors, may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting. To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2025 and enter the 16-digit control number included in your Notice Regarding the Availability of Proxy Materials, voting instructions form, or proxy card. Questions may be submitted in advance of the Annual Meeting by visiting www.proxyvote.com and entering your 16-digit control number.

By Order of the Board of Directors,

Mary Hunter

Mary Hunter
Vice President, Corporate Secretary

> **Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 9, 2025. The proxy statement and NIKE, Inc.'s 2025 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.**

TABLE OF CONTENTS

CORPORATE GOVERNANCE

PROPOSAL 1
ELECTION OF DIRECTORS

A board of 12 directors will be elected at the Annual Meeting. Each elected director will hold office until the next annual meeting of shareholders and until their successor is elected and qualified. All of the nominees except Mr. Elliott Hill and Mr. Jørgen Vig Knudstorp were elected at the 2024 annual meeting of shareholders. Mr. Hill was elected to the Board of Directors (the "Board") in October 2024 in connection with his appointment as the Company's President and Chief Executive Officer. Mr. Knudstorp, who was recommended by an independent third-party search firm, is standing for election at the Annual Meeting for the first time.

Ms. Mónica Gil, Mr. John Rogers, Jr., and Mr. Robert Swan are nominated by the Board for election by the holders of NIKE's Class B Common Stock ("Class B Stock"). The other nine nominees are nominated by the Board for election by the holders of NIKE's Class A Common Stock ("Class A Stock").

Under Oregon law and our Bylaws, if a quorum of each class of shareholders is present at the Annual Meeting, the nine director nominees who receive the greatest number of votes cast by holders of Class A Stock and the three director nominees who receive the greatest number of votes cast by holders of Class B Stock will be elected as directors. Withheld votes and broker non-votes will have no effect on the results of the vote. Unless otherwise instructed, proxy holders will vote the proxies they receive for the election of each of the nominees listed below. Each nominee has consented to serve if elected. If any nominee becomes unable or declines to serve, proxies will be voted "for" any nominee designated by the Board to fill such vacancy.

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election shall tender their resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will then recommend to the Board the action to be taken with respect to the resignation, and the Board will publicly disclose its decision with respect to such resignation within 90 days after the certification of the election results.

Background information on the nominees as of July 17, 2025, including certain of the attributes that led to their selection, appears below. The Board and the Corporate Responsibility, Sustainability & Governance Committee have determined that each director meets the qualification standards described below under "NIKE, Inc. Board of Directors—Director Nominations". In addition, while the Board believes that each director nominee is individually qualified to make unique and substantial contributions to the Board, the Board firmly believes that the experience, attributes, and skills of any single director nominee should not be viewed in isolation, but rather in the context of the experience, attributes, and skills that all director nominees bring to the Board as a whole, each of which contributes to the function of an effective Board.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election to the Board of Directors of each of the applicable nominees listed below.

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election to the Board of Directors of each of the applicable nominees listed below.

NIKE, INC. BOARD OF DIRECTORS

BOARD OVERVIEW

Our director nominees consist of 12 individuals selected on the basis of numerous criteria, including experience and achievements, fields of significant knowledge, good character, and sound judgment. We view the effectiveness of our Board both through an individual and collective lens and believe that our Board is optimized to support and guide the Company.

GENDER AND RACE/ETHNICITY



33% Female

33% US-Racial/ Ethnic Minority

AGE



58% 60 and Under

59 Average age

>60

TENURE



50% Under 6 years

7.4 YEARS Average Tenure

6+ years

BOARD SKILLS, EXPERIENCES, AND QUALIFICATIONS



CEO EXPERIENCE 8/12
CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.



RETAIL INDUSTRY 8/12
Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.



BRAND/MARKETING 6/12
Brand and marketing experience brings perspective about building brand strength and creating consumer demand, as well as insight regarding consumer preferences, trends, and behaviors.



GLOBAL 9/12
Global exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.



MEDIA/ENTERTAINMENT 5/12
Media and entertainment experience provides our Board with insight about creating meaningful consumer connections as well as perspective regarding media trends, consumer behavior, and advertising.



HR/TALENT MANAGEMENT 8/12
HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.



FINANCIAL EXPERTISE 11/12
Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.



DIGITAL/TECHNOLOGY 5/12
Digital and technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.



GOVERNANCE 9/12
Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.

CORPORATE GOVERNANCE HIGHLIGHTS

✓ 9 out of 12 director nominees are independent

✓ All directors are elected annually

✓ Separate Chair, CEO, and Lead Independent Director positions with clearly defined roles

✓ "Evergreen" approach to Board refreshment, resulting in 4 new independent directors added in the last 5 years and a fifth new independent director nominee for the Annual Meeting, as well as a mix of director tenures to balance fresh perspectives and Company-specific experience

✓ All director nominees are selected by the Board and the Corporate Responsibility, Sustainability & Governance Committee based on robust qualification standards, and individually and collectively provide the Board with unique skills and perspectives that are relevant to the Company's business and strategic objectives

✓ Retirement policy generally requires that directors do not stand for re-election after reaching the age of 72

✓ Each director nominee is in compliance with our overboarding policy (as set forth in our Corporate Governance Guidelines)

NOMINEES FOR ELECTION BY CLASS A SHAREHOLDERS

TIMOTHY COOK, LEAD INDEPENDENT DIRECTOR



Mr. Cook is the Company's Lead Independent Director and is the Chief Executive Officer of Apple Inc. ("Apple").

- Mr. Cook joined Apple in 1998 as Senior Vice President of Worldwide Operations and also served as its Executive Vice President, Worldwide Sales and Operations and Chief Operating Officer.
- Mr. Cook was Vice President, Corporate Materials for Compaq Computer Corporation from 1997 to 1998.
- Previous to his work at Compaq, Mr. Cook served in the positions of Senior Vice President Fulfillment and Chief Operating Officer of the Reseller Division at Intelligent Electronics from 1994 to 1997.
- Mr. Cook also worked for International Business Machines Corporation from 1983 to 1994, including as Director of North American Fulfillment.

Mr. Cook is a member of the Board of Directors of Apple. In addition to this public company board service, he is also a member of the Board of Directors of the National Football Foundation and Duke University Board of Trustees.

Age: 64

Director Since: 2005

Committee: Compensation, Chair

Other Public Company Directorships: Apple, Inc.

Favorite NIKE Products: Nike 24.7 Collection, Nike Metcon, and Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 CEO EXPERIENCE	 RETAIL INDUSTRY	 BRAND/MARKETING
 GLOBAL	 MEDIA/ENTERTAINMENT	 HR/TALENT MANAGEMENT
 FINANCIAL EXPERTISE	DIGITAL/TECHNOLOGY	 GOVERNANCE

THASUNDA DUCKETT



Ms. Duckett is President and Chief Executive Officer of the Teachers Insurance and Annuity Association of America ("TIAA"), a leading provider of financial services in the academic, research, medical, cultural, and governmental fields.

- Prior to joining TIAA, Ms. Duckett was Chief Executive Officer of Chase Consumer Banking at JPMorgan Chase & Co. ("JPMorgan Chase") from 2016 to 2021. Before that appointment, Ms. Duckett was appointed to various management positions at JPMorgan Chase, including:
  - From 2013 to 2016, Ms. Duckett served as the Chief Executive Officer of Chase Auto Finance, and
  - From 2004 to 2013, Ms. Duckett held multiple management and consumer lending roles.
- Prior to joining JPMorgan Chase, Ms. Duckett was Director of Emerging Markets at the Federal National Mortgage Association, or Fannie Mae.

Ms. Duckett serves on the Board of Governance and Board of Trustees of TIAA. She is also Chair of the Otis and Rosie Brown Foundation and serves on the Board of Directors of Brex, National Medal of Honor Museum, and the Robert F. Kennedy Human Rights. She also serves on the Board of Trustees for Sesame Workshop.

Age: 51

Director Since: 2019

Committee: Corporate Responsibility, Sustainability & Governance

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 CEO EXPERIENCE	 RETAIL INDUSTRY	 HR/TALENT MANAGEMENT
 FINANCIAL EXPERTISE		

MARIA HENRY



Ms. Henry is the former Chief Financial Officer of Kimberly-Clark Corporation ("Kimberly-Clark"), a position she held from 2015 to 2022.

- Prior to joining Kimberly-Clark, she was Executive Vice President and Chief Financial Officer of The Hillshire Brands Company, formerly known as Sara Lee Corporation ("Sara Lee"), from 2012 to 2014. Ms. Henry was the Chief Financial Officer of Sara Lee's North American Retail and Foodservice business from 2011 to 2012.
- Prior to Sara Lee, she held various senior leadership positions in finance and strategy in three portfolio companies of Clayton, Dubilier, & Rice, most recently as Executive Vice President and Chief Financial Officer of Culligan International.
- Ms. Henry also held senior finance roles in several technology companies, and she began her career at General Electric.

Ms. Henry is a member of the Board of Directors of General Mills, Inc. and NextEra Energy, Inc. She served on the Board of Directors of Kimberly-Clark de México from February 2016 to March 2022.

Age: 58

Director Since: 2023

Committee: Audit & Finance

Other Public Company Directorships: General Mills, Inc. and NextEra Energy, Inc.

Favorite NIKE Products: Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **RETAIL INDUSTRY**

 **GLOBAL**

 **FINANCIAL EXPERTISE**

 **DIGITAL/TECHNOLOGY**

GOVERNANCE

PETER HENRY



Dr. Henry is the Class of 1984 Senior Fellow at Stanford University's Hoover Institution, Senior Fellow at Stanford's Freeman Spogli Institute for International Studies, and Dean Emeritus of New York University's Leonard N. Stern School of Business ("Stern").

- Dr. Henry assumed the Deanship of Stern in January 2010 and served through December 2017.
- Prior to joining Stern, Dr. Henry was the Konosuke Matsushita Professor of International Economics at the Stanford University Graduate School of Business.
- In June 2009, President Obama appointed Dr. Henry to the President's Commission on White House Fellowships.
- In 2008, Dr. Henry led Barack Obama's Presidential Transition Team in its review of international lending agencies such as the IMF and the World Bank.

Dr. Henry is a member of the Board of Directors of Citigroup Inc. and Analog Devices, Inc. In addition to this public company board service, he also serves on the Board of Directors of the National Bureau of Economic Research and the Economic Club of New York and serves on the Advisory Board for Protiviti and Biospring Partners. Dr. Henry is a member of the Council of Foreign Relations and the Economic Advisory Panel of the Federal Reserve Bank of New York. Dr. Henry served on the Board of Directors of General Electric from July 2016 to April 2018 and Kraft Foods Group, Inc. and its predecessor, Kraft Foods Inc., from May 2011 to July 2015.

Age: 55

Director Since: 2018

Committee: Audit & Finance

Other Public Company Directorships: Citigroup Inc. and Analog Devices, Inc.

Favorite NIKE Products: Nike Epic React

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **GLOBAL**

 **FINANCIAL EXPERTISE**

 **GOVERNANCE**

ELLIOTT HILL



Mr. Hill is President & Chief Executive Officer of the Company. He was employed by the Company from 1988 - 2020 holding senior leadership positions across Europe and North America.

- Before retiring in 2020, he was President of Consumer and Marketplace leading all commercial and marketing operations for Nike and Jordan Brand, including the P&L across the Company's four geographies.

- Mr. Hill was appointed:

  - President, Consumer and Marketplace in 2018,
  - President, Geographies & Integrated Marketplace in 2016,
  - President, Geographies & Sales in 2013,
  - VP/General Manager, North America in 2010, and
  - VP, Global Retail in 2006.

Mr. Hill currently serves on the board of trustees for Texas Christian University.

Age: 61

Director Since: 2024

Committee: Executive

Other Public Company Directorships: None

Favorite NIKE Products: Nike Vomero 18, Nike Metcon, Nike 24.7 Half Zip, and Nike Air Spiridon

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **RETAIL INDUSTRY**	 **BRAND/MARKETING**	 **GLOBAL**
 **HR/TALENT MANAGEMENT**	 **FINANCIAL EXPERTISE**	 **GOVERNANCE**

TRAVIS KNIGHT



Mr. Knight is the President and Chief Executive Officer of the animation studio, LAIKA, LLC ("LAIKA"), which specializes in feature-length films.

- Mr. Knight has been involved in all principal creative and business decisions at LAIKA since its founding in 2003, serving in successive management positions as Lead Animator, Vice President of Animation, and then as President and Chief Executive Officer in 2009.

- Mr. Knight was Producer and Director of the feature film Kubo and the Two Strings (2017) which was nominated for an Academy Award and winner of the BAFTA award for Best Animated Film.

- Mr. Knight has served as Producer and Lead Animator on Academy Award-nominated feature-length films The Boxtrolls (2014) and ParaNorman (2012), for which he won an Annie Award for Outstanding Achievement in Character Animation, and Lead Animator for Coraline (2009).

- Prior to his work at LAIKA, Mr. Knight held various animation positions at Will Vinton Studios from 1998 to 2002, and as a stop-motion animator for television series, commercials, and network promotions. He has been recognized for his work on the Emmy Award-winning stop-motion animated television series The PJs.

Mr. Knight serves on the Board of Directors of LAIKA. He is the son of NIKE's co-founder, Mr. Philip Knight, who currently serves as Chairman Emeritus.

Age: 51

Director Since: 2015

Committee: Executive

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **CEO EXPERIENCE**	 **MEDIA/ENTERTAINMENT**	 **FINANCIAL EXPERTISE**

JØRGEN VIG KNUDSTORP



Mr. Knudstorp is the former President and Chief Executive Officer of the LEGO Group, a position he held from 2004 to 2016, and served as Executive Chairman of LEGO Brand Group, owner of the LEGO brand, from 2017 to 2023.

- From 2023 to 2024, Mr. Knudstorp served as Special Partner to the LEGO Brand Owner Family, KIRKBI Group, the holding company for LEGO Brand and the LEGO Group.
- He also held various leadership positions at the LEGO Group from 2001 to 2004, including Senior Vice President, Corporate Affairs and Vice President, Strategic Development.
- Prior to joining the LEGO Group, he served as a Management Consultant at McKinsey & Company from 1998 to 2001.

Mr. Knudstorp is a member and lead independent director of the Board of Directors of Starbucks Corporation. In addition to this public company board service, he is Deputy Chair of the LEGO Foundation and Chair of BrainPOP Education.

Age: 56

Other Public Company Directorships: Starbucks Corporation

Favorite NIKE Products: Nike Pegasus and Nike AlphaFly

SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	RETAIL INDUSTRY	BRAND/MARKETING
GLOBAL	MEDIA/ENTERTAINMENT	HR/TALENT MANAGEMENT
FINANCIAL EXPERTISE	DIGITAL/TECHNOLOGY	GOVERNANCE

MARK PARKER, EXECUTIVE CHAIRMAN OF THE BOARD



Mr. Parker is Executive Chairman of the Company's Board of Directors. He served as President and Chief Executive Officer of the Company from 2006 to January 2020.

- Mr. Parker has been employed by NIKE since 1979 with primary responsibilities in product research, design and development, marketing, and brand management.
- Mr. Parker was appointed:
  - President and Chief Executive Officer in 2006,
  - President of the NIKE Brand in 2001,
  - Vice President of Global Footwear in 1998,
  - General Manager in 1993,
  - Corporate Vice President in 1989, and
  - Divisional Vice President in charge of product development in 1987.

Mr. Parker served on the Board of Directors of The Walt Disney Company from January 2016 to January 2025. In addition to his skills and qualifications described above, Mr. Parker was selected to serve on the Board because the experience gained while serving as the Company's Chief Executive Officer makes his position as Executive Chairman of the Board instrumental.

Age: 69

Director Since: 2006

Committee: Executive, Chair

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus Nike Air Max, Nike Vomero Plus, Nike Zegama 2, and Nike Dri-Fit Half Zip

SKILLS, EXPERIENCES AND QUALIFICATIONS



CEO EXPERIENCE	RETAIL INDUSTRY	BRAND/MARKETING
GLOBAL	MEDIA/ENTERTAINMENT	HR/TALENT MANAGEMENT
FINANCIAL EXPERTISE	GOVERNANCE	

MICHELLE PELUSO



Ms. Peluso is Chief Executive Officer of Revlon Group Holdings LLC ("Revlon"), a position she has held since 2024. She is leading a holistic transformation of the company, driving consumer centricity across the organization and leveraging her deep digital experience to drive innovation.

- Prior to Revlon, Ms. Peluso was served as the Executive Vice President and Chief Customer and Experience Officer for CVS Health from 2023 to 2024, where she oversaw the end-to-end consumer experience across all channels, including leading the brand and marketing efforts. She also served as the Executive Vice President and Chief Customer Officer, CVS Health, and co-President, Pharmacy and Consumer Wellness.

- Prior to joining CVS Health, Ms. Peluso was Senior Vice President, Digital Sales and Chief Marketing Officer at IBM from 2016 to 2021. She oversaw marketing, digital sales, client experience, and the commercial business, globally.

- Previous to her work at IBM, Ms. Peluso served as Chief Executive Officer of online shopping destination Gilt Groupe, Inc. ("Gilt") from 2013 until its sale to Hudson's Bay Company in February 2016 and was on Gilt's Board of Directors from 2009 to 2016.

- From 2009 to 2013, Ms. Peluso served as Global Consumer Chief Marketing and Internet Officer of Citigroup Inc.

- From 2002 to 2009, Ms. Peluso held senior management positions at Travelocity.com LP ("Travelocity"), being appointed President and Chief Executive Officer in 2003.

- Prior to joining Travelocity, in 1999 Ms. Peluso founded Site59, an online travel site, serving as its Chief Executive Officer until its acquisition by Travelocity in 2002.

Ms. Peluso is a member of the Board of Directors of Revlon.

Age: 53

Director Since: 2014

Committee: Corporate Responsibility, Sustainability & Governance, Chair

Other Public Company Directorships: None

Favorite NIKE Products: Nike 24.7 Impossibly Soft, Nike Vomero, Nike Pegasus, and Nike Cortez

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **CEO EXPERIENCE**	 **RETAIL INDUSTRY**	 **BRAND/MARKETING**
 **GLOBAL**	**HR/TALENT MANAGEMENT**	 **FINANCIAL EXPERTISE**
 **DIGITAL/TECHNOLOGY**	**GOVERNANCE**	

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election to the Board of Directors of each of the nominees above.

NOMINEES FOR ELECTION BY CLASS B SHAREHOLDERS

MÓNICA GIL



Ms. Gil is Chief Administrative and Marketing Officer, NBCUniversal Telemundo Enterprises ("Telemundo") for Comcast Corp, a position she has held since 2020.

- Prior to her current role, Ms. Gil served as Chief Marketing Officer, Telemundo from 2018 until 2020, and as Executive Vice President, Telemundo, managing Communications and Corporate Affairs and Human Resources from 2017 until 2018.
- Prior to joining Telemundo, Ms. Gil served as Senior Vice President and General Manager, Multicultural Growth and Strategy of the Nielsen Company ("Nielsen") from 2014 until 2017.
- Ms. Gil joined Nielsen in 2005 as Vice President, Communications and was subsequently promoted in 2009 to Senior Vice President, Public Affairs and Government Relations.
- Previously, Ms. Gil served as Senior Vice President for Greer, Margolis, Mitchell and Burns from 2004 until 2005.
- She also served as Director of Public Affairs and Community Outreach for Telemundo Communications Group, Inc., Los Angeles, from 2001 to 2004.

Ms. Gil is a member of the Board of Directors of the National Women's History Museum.

Age: 53

Director Since: 2022

Committee: Compensation

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus, Nike Vomero, Nike Air Max, Nike One Tights, and Nike Therma-FIT Tights

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **BRAND/MARKETING**

 **GLOBAL**

 **MEDIA/ENTERTAINMENT**

 **HR/TALENT MANAGEMENT**

JOHN ROGERS, JR.



Mr. Rogers is Chairman, Co-Chief Executive Officer, and Chief Investment Officer of Ariel Investments, LLC, a privately-held money management firm he founded in 1983, which serves individual and institutional investors through its mutual funds and separate accounts. Mr. Rogers is a Trustee of Ariel Investment Trust, the investment company consisting of the five mutual funds his firm manages.

- In 2008, Mr. Rogers was awarded Princeton University's highest honor, the Woodrow Wilson Award, presented each year to the alumnus whose career embodies a commitment to national service.
- Mr. Rogers served as co-chair for the Presidential Inaugural Committee 2009, and more recently, joined the Barack Obama Foundation's Board of Directors.

Mr. Rogers is a member of the Board of Directors of The New York Times Company and Ryan Specialty Group Holdings, Inc. In addition to this public company board service, he also serves as trustee of the University of Chicago, the Robert F. Kennedy Center for Justice and Human Rights, the National Association of Basketball Coaches (NABC) Foundation, Inc., and a life trustee of the Chicago Symphony Orchestra. Mr. Rogers served on the Board of Directors of McDonald's Corporation from May 2003 to May 2023 and Exelon Corporation from October 2000 to April 2019.

Age: 67

Director Since: 2018

Committee: Corporate Responsibility, Sustainability & Governance

Other Public Company Directorships: The New York Times Company and Ryan Specialty Group Holdings, Inc.

Favorite NIKE Products: Nike KD and Nike LeBron Basketball Shoes

SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	FINANCIAL EXPERTISE	GOVERNANCE

ROBERT SWAN



Mr. Swan has been an Operating Partner at Andreessen Horowitz since 2021.

- Prior to his current role, Mr. Swan served as the Chief Executive Officer and a member of the Board of Directors of Intel Corp. ("Intel") from 2019 to 2021. Before that appointment, he was appointed to various management positions at Intel, including:
  - Interim Chief Executive Officer and Chief Financial Officer from 2018 until 2019 and Chief Financial Officer from 2016 until 2019.
- Prior to joining Intel, Mr. Swan served as Operating Partner at General Atlantic LLC, a private equity firm, from 2015 to 2016.
- He also served as Senior Vice President, Finance and Chief Financial Officer of eBay Inc. ("eBay") from 2006 to 2015.
- Previously, Mr. Swan served as Chief Financial Officer of Electronic Data Systems Corporation, Chief Financial Officer of TRW Inc., as well as Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of Webvan Group, Inc. Mr. Swan began his career in 1985 at General Electric, serving in numerous senior finance roles.

Mr. Swan is a member of the Board of Directors of Micron Technology, Inc. In addition to this public company board service, he is also a member of the Board of Directors of Flexport, the American Heart Association, and Kearney. Mr. Swan served on the Board of Commissioners of GoTo Group from December 2021 to June 2024, and on the Board of Directors of eBay from July 2015 to June 2023, Intel from January 2019 to February 2021, and Applied Materials, Inc. from March 2009 to September 2016.

Age: 65

Director Since: 2022

Committee: Audit & Finance, Chair

Other Public Company Directorships: Micron Technology, Inc.

Favorite NIKE Products: Nike Pegasus, Nike Air Max, and Nike 24.7 PerfectStretch pants

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **CEO EXPERIENCE**

 **RETAIL INDUSTRY**

 **GLOBAL**

HR/TALENT MANAGEMENT

 **FINANCIAL EXPERTISE**

 **DIGITAL/TECHNOLOGY**

GOVERNANCE

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election to the Board of Directors of each of the nominees above.

INDIVIDUAL BOARD SKILLS MATRIX

The matrix below represents some of the key experiences, attributes, and skills that the Board has identified as particularly valuable to the oversight of the Company, and illustrates how the director nominees individually and collectively represent them. While all of these qualifications were considered in connection with this year's director nomination process, the matrix does not encompass all of the experiences, attributes, and skills of the director nominees. The Board firmly believes that its highly qualified director nominees provide the Board with a robust complement of backgrounds, skills, qualifications, and perspectives necessary for effective oversight.

EXPERIENCE, EXPERTISE, OR ATTRIBUTES	COOK	DUCKETT	GIL	M HENRY	P HENRY	HILL	KNIGHT	KNUDSTORP	PARKER	PELUSO	ROGERS	SWAN
CEO EXPERIENCE CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.	✓	✓					✓	✓	✓	✓	✓	✓
RETAIL INDUSTRY Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.	✓	✓		✓		✓		✓	✓	✓		✓
BRAND/MARKETING Brand and marketing experience brings perspective about building brand strength and creating consumer demand, as well as insight regarding consumer preferences, trends, and behaviors.	✓		✓			✓		✓	✓	✓		
GLOBAL Global exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.	✓		✓	✓	✓	✓		✓	✓	✓		✓
MEDIA/ENTERTAINMENT Media and entertainment experience provides our Board with insight about creating meaningful consumer connections as well as perspective regarding media trends, consumer behavior, and advertising.	✓		✓				✓	✓	✓			
HR/TALENT MANAGEMENT HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.	✓	✓	✓			✓		✓	✓	✓		✓
FINANCIAL EXPERTISE Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
DIGITAL/TECHNOLOGY Digital and technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.	✓			✓				✓		✓		✓
GOVERNANCE Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.	✓			✓	✓	✓		✓	✓	✓	✓	✓

DIRECTOR NOMINATIONS

The Board takes an "evergreen" approach to Board refreshment, cultivating relationships with top talent on an ongoing basis. The Corporate Responsibility, Sustainability & Governance Committee identifies potential director candidates through a variety of means, including recommendations from members of the Corporate Responsibility, Sustainability & Governance Committee or the Board, Company management, third-party search firms, and shareholders. The committee, in its discretion, engages director search firms to identify candidates. Shareholders may recommend director candidates for consideration by the Corporate Responsibility, Sustainability & Governance Committee by submitting a written recommendation to the committee, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The recommendation should include the candidate's name, age, qualifications (including principal occupation and employment history), and written consent to be named as a nominee in the Company's proxy statement and to serve as a director, if elected. The committee evaluates recommendations from shareholders in the same manner that it considers recommendations from other sources.

The Board has adopted qualification standards for the selection of non-management nominees for director, which can be found on our corporate website: http://investors.nike.com. As provided in these standards and the Company's Corporate Governance Guidelines, nominees for director are selected on the basis of, among other things, distinguished business experience or other non-business achievements; education; significant knowledge of the consumer products industry, international business, finance, marketing, technology, law, or other fields which are complementary to, and balance the knowledge of, other Board members; a desire to represent and serve the interests of all shareholders; independence; good character; ethics; sound judgment; and ability to devote substantial time to discharge Board and committee responsibilities (including whether they are in compliance with the Board's overboarding policy), taking into account the overall composition of the Board and its committees.

In considering the re-nomination of an incumbent director, the Corporate Responsibility, Sustainability & Governance Committee reviews the director's overall service to the Company during his or her term, including the number of meetings attended, level of participation, and quality of performance, the needs and composition of the Board and its committees, and the qualifications of the director. The Board believes that a variety and balance of perspectives on the Board results in more thoughtful and robust deliberations, and ultimately, better decisions. All potential new director candidates, whether recommended by shareholders or identified by other means, are initially screened by the Chair of the Corporate Responsibility, Sustainability & Governance Committee, who may seek additional information about the background and qualifications of the candidate, and who may determine that a candidate does not have qualifications that merit further consideration by the full committee. With respect to new director candidates who pass the initial screening, the Corporate Responsibility, Sustainability & Governance Committee meets to discuss and consider each candidate's qualifications and potential contributions to the Board, and determines by majority vote whether to recommend such candidate to the Board. The final decision to either appoint a candidate to fill a vacancy between annual meetings or include a candidate on the slate of nominees proposed at an annual meeting is made by the Board.

As set forth in our Corporate Governance Guidelines, it is the general policy of the Board that directors will not stand for re-election after reaching the age of 72.

DIRECTOR INDEPENDENCE

Pursuant to New York Stock Exchange ("NYSE") listing rules, in order for a director to qualify as "independent", the Board must affirmatively determine that the director has no material relationship with the Company. The Board affirmatively determined that commercial or charitable relationships below the following thresholds will not be considered material relationships that impair a director's independence: (1) if a NIKE director or immediate family member is an executive officer of another company that does business with NIKE and the annual sales to, or purchases from, NIKE are less than one percent of the annual revenues of the other company; and (2) if a NIKE director or immediate family member serves as an officer, director, or trustee of a charitable organization, and NIKE's contributions to the organization are less than one percent of that organization's total annual charitable receipts.

After applying this categorical standard and the applicable NYSE independence standards, the Board has determined that the following director nominees have no material relationship with the Company and are independent: Timothy Cook, Thasunda Duckett, Mónica Gil, Maria Henry, Peter Henry, Jørgen Vig Knudstorp, Michelle Peluso, John Rogers, Jr., and Robert Swan. The Board also determined that Alan Graf, Jr., whose service as a director ended on September 10, 2024, was independent when he served on the Board during fiscal 2025, and that Cathleen Benko, who is not standing for re-election at the Annual Meeting, is independent. In making its independence determinations, the Board specifically considered the following relationships and concluded that none of them were material to NIKE or impaired the applicable director's independence:

- Payments for products and services in the ordinary course of business between NIKE and Apple, Inc., where Mr. Cook serves as an executive officer and director;

- NIKE's sports marketing relationship with Stanford University, where Mr. Henry serves in senior fellowship positions; and

- De minimis payments between NIKE and Ariel Investments, LLC, where Mr. Rogers serves as Chairman, Co-CEO, and Chief Investment Officer.

In each case, the aggregate amount of payments involved in such transactions was for amounts representing significantly less than one percent of either entity's annual revenues, the transactions were entered into at arm's length, and the applicable director did not have any direct involvement in such transactions.

Messrs. Elliott Hill, Travis Knight, and Mark Parker are not independent pursuant to NYSE rules. Messrs. Hill and Parker are not independent pursuant to NYSE rules because they are employed by the Company. Mr. Knight is not independent pursuant to NYSE rules because he is the son of NIKE's co-founder, Mr. Philip Knight, who received compensation in excess of the threshold set forth in applicable NYSE rules for his position as Chairman Emeritus. The compensation paid to Mr. Philip Knight is described in the section below titled "Additional Information—Transactions with Related Persons". In addition, Mr. John Donahoe II, whose service as a director ended on September 19, 2024, was not independent when he served on the Board during fiscal 2025 because he was employed by the Company during that time.

BOARD STRUCTURE AND RESPONSIBILITIES

During fiscal 2025, there were four meetings of the Board and all of our incumbent directors attended at least 75 percent of the total number of meetings of the Board and committees on which he or she served. The Company encourages all directors to attend each annual meeting of shareholders, and all directors then-serving on the Board attended the 2024 annual meeting.

BOARD LEADERSHIP STRUCTURE

NIKE's governing documents provide the Board with flexibility to select the appropriate leadership structure of the Company. In determining the leadership structure, the Board considers many factors, including the specific needs of the business, fulfilling the duties of the Board, and the best interests of the Company's shareholders.

The Company separates the position of Chair of the Board from the position of President and CEO, although this is not a permanent policy of the Board. The Board believes this leadership structure is appropriate for the Company because it separates the leadership of the Board from the duties of day-to-day leadership of the Company. The Executive Chairman, Mr. Mark Parker, presides over meetings of the Board and shareholders. The President and CEO, Mr. Elliott Hill, is in charge of the general supervision, direction, and control of the business and affairs of the Company, subject to the overall direction and supervision of the Board and its committees.

Additionally, as part of the Board's commitment to strong independent Board leadership and oversight, the Board has adopted a policy requiring the appointment of a Lead Independent Director at any time when the Chair of the Board is not independent. The position of Lead Independent Director is entrusted with robust and clearly-defined duties, including:

- serving as a liaison between the Chair and the independent directors;
- approving the meeting agendas for the Board;
- advising the Chair regarding the sufficiency, quality, quantity, and timeliness of information provided to the Board;
- ensuring that meeting schedules permit sufficient time for discussion of all agenda items;
- providing consultation and direct communication with major shareholders, if requested;
- presiding at meetings of the Board at which the Chair is not present, including executive sessions; and
- performing other duties specified in the Lead Independent Director Charter.

In June 2025, the Board re-appointed Mr. Timothy Cook to serve as Lead Independent Director for a term of three years. Mr. Cook continues to serve as Lead Independent Director of the Company working in collaboration with Messrs. Parker and Hill.

The chairs of Board committees also play an active role in the leadership structure of the Board. The Corporate Responsibility, Sustainability & Governance Committee and the Board endeavor to select independent committee chairs who will provide strong leadership to guide the important work of the Board committees. Committee chairs work with the Company's senior executives to ensure the committees are discussing the key strategic risks and opportunities of the Company. In the absence of the Lead Independent Director, a presiding director is appointed to chair executive sessions of non-management directors (consisting of all directors other than Messrs. Parker and Hill). The position of presiding director is rotated among the chairs of the various Board committees, other than the Executive Committee. Executive sessions are regularly scheduled and held at least once each year.

Mr. Philip Knight, NIKE's co-founder, serves as Chairman Emeritus, with a standing invitation to attend meetings of the Board and its committees as a non-voting observer. The Board believes that it benefits from his valuable experience and insights.

For all of these reasons, the Board believes this leadership structure is optimal.

BOARD COMMITTEES

The Board's current standing committees are an Audit & Finance Committee; a Compensation Committee; a Corporate Responsibility, Sustainability & Governance Committee; and an Executive Committee. The Board may appoint other committees from time to time. Each standing committee has a written charter and all such charters, as well as the Company's Corporate Governance Guidelines, are available on the Company's corporate website, http://investors.nike.com, and will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453.

AUDIT & FINANCE COMMITTEE

MEMBERS:
Maria Henry
Peter Henry
Robert Swan, Chair

MEETINGS IN FY 2025: 12

ROLES AND RESPONSIBILITIES:

The Audit & Finance Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

- Matters involving the Company's accounting, auditing, financial reporting, and internal controls;
- Overseeing the Company's financial policies and activities;
- The integrity of the Company's financial statements and activities of the Company that may have a material impact on the financial position of the Company;
- Matters involving information security (including risks related to cybersecurity) and data protection;
- The Company's compliance with legal and regulatory requirements;
- The independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditor;
- The Company's risk assessment and risk management processes and practices; and
- Considering long-term financing options, long-range tax, financial regulatory and foreign currency issues facing the Company, and management's recommendations concerning capital deployment strategy, major capital expenditures, and material acquisitions or divestitures.

The Board has determined that each member of the Audit & Finance Committee meets all independence and financial literacy requirements applicable to audit committee members under the NYSE listing standards and applicable regulations adopted by the SEC. The Board has also determined that each of Ms. Henry and Mr. Swan is an "audit committee financial expert" as defined in regulations adopted by the SEC.

COMPENSATION COMMITTEE

MEMBERS:
Cathleen Benko*
Timothy Cook, Chair
Mónica Gil

MEETINGS IN FY 2025: 5

ROLES AND RESPONSIBILITIES:

The Compensation Committee discharges the Board's responsibilities regarding executive and director compensation and senior leadership succession and talent management, and its duties include the following:

- Evaluate the performance of the CEO and other executive officers, and review and approve their compensation;
- Administer and interpret the Company's equity compensation plans and executive incentive compensation plans;
- Administer and monitor compliance with the Company's clawback policy for executive officers;
- Review the succession plans and leadership development programs for the executive officer positions, including reviewing the Company's development and succession management efforts;
- Review and provide guidance to management regarding Company policies, programs, and practices related to talent management and development for executive officers and senior management; and
- Make recommendations to the Board regarding the compensation of directors.

The Board has determined that each member of the Compensation Committee meets all independence requirements applicable to compensation committee members under the NYSE listing standards.

---

*   Ms. Benko will not stand for re-election to the Board at the Annual Meeting. Ms. Peluso is expected to become a member of the Compensation Committee beginning September 9, 2025.

CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE

MEMBERS:
Thasunda Duckett
Michelle Peluso, Chair
John Rogers, Jr.

MEETINGS IN FY 2025: 4

ROLES AND RESPONSIBILITIES:

The Corporate Responsibility, Sustainability & Governance Committee sets the tone and pace for corporate governance and oversees our Purpose to move the world forward through the power of sport, with a focus on the three pillars of people, planet, and play. Its duties include the following:

- Review and evaluate NIKE's significant strategies, activities, policies, investments, and programs regarding social purpose, corporate responsibility, and sustainability;
- Provide oversight of management's efforts to ensure that the Company's dedication to sustainability is reflected in its business operations;
- Review, evaluate, and make recommendations regarding the social, political, and environmental impact, trends, and issues in connection with the Company's business activities;
- Provide oversight of the Company's community and social impact efforts;
- Review transactions with related persons in accordance with the Company's policies;
- Oversee protection of the Company's corporate reputation and other matters of importance to the Company and its stakeholders;
- Identify individuals qualified to become Board members (consistent with the criteria approved by the Board) and recommend to the Board for approval the slate of Class A and Class B director nominees for election at each annual shareholder meeting;
- Review and make recommendations regarding the size, structure, composition, and leadership of the Board and its committees;
- Review and make recommendations regarding the Company's corporate governance framework; and
- Oversee the annual self-evaluations of the Board and its committees.

The Board has determined that each member of the Corporate Responsibility, Sustainability & Governance Committee meets all independence requirements applicable to nominating/corporate governance committee members under the NYSE listing standards.

*   *If elected at the Annual Meeting, Mr. Knudstorp will become a member of the Corporate Responsibility, Sustainability & Governance Committee effective September 9, 2025.*

EXECUTIVE COMMITTEE

MEMBERS:
Elliott Hill*
Travis Knight
Mark Parker, Chair

MEETINGS IN FY 2025: 0

ROLES AND RESPONSIBILITIES:

The Executive Committee is authorized to act on behalf of the Board on all corporate actions for which applicable law does not require participation by the full Board.

- In practice, the Executive Committee acts in place of the full Board only when emergency issues or scheduling conflicts make it difficult or impracticable to assemble the full Board.
- All actions taken by the Executive Committee must be reported at the next Board meeting, or as soon thereafter as practicable.

The Executive Committee held no formal meetings during fiscal 2025, but took action by unanimous written consent.

*   *Mr. Donahoe served on the Executive Committee until September 19, 2024. Mr. Hill became a member of the Executive Committee effective October 14, 2024.*

THE BOARD'S ROLE IN RISK OVERSIGHT

While the Company's management team is responsible for day-to-day management of the various risks facing the Company, the Board takes an active role in the oversight of the management of critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of NIKE's business strategy. The Board recognizes it is neither possible nor prudent to eliminate all risk. Purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its strategic objectives.

THE BOARD OF DIRECTORS

The Board implements its risk oversight function both as a whole and through committees, which play a significant role in carrying out risk oversight. While the Audit & Finance Committee is responsible for oversight of management's risk management policies, oversight responsibility for particular areas of risk is allocated among the Board committees according to the committee's area of responsibility as reflected in the committee charters.



BOARD COMMITTEES

The **AUDIT & FINANCE COMMITTEE** oversees risks related to the Company's financial statements, the financial reporting process, accounting, legal matters, investments, access to capital and capital deployment, currency risk and hedging programs, information security (including risks related to cybersecurity), and data protection. The committee oversees the internal audit function, reviews a risk-based plan of internal audits, and reviews a risk-based integrated audit of internal controls over financial reporting. The committee meets separately with the Vice President of Global Audit and Chief Risk Officer, representatives of the independent registered public accountants, and senior management.

The **COMPENSATION COMMITTEE** oversees risks associated with the Company's compensation philosophy and programs and executive succession and development.

The **CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE** oversees risks associated with the Company's corporate purpose and corporate governance, including NIKE's Code of Conduct and its compliance programs, and the structure and performance of the Board and its committees. The committee also oversees protection of the Company's corporate reputation including issues that involve social and community engagement, human capital management, and sustainability innovation relating to the Company's products, its supply chain (including labor practices), and the environment.



EXECUTIVE LEADERSHIP TEAM

Each committee chair works with one or more senior executives assigned to assist the committee in: developing agendas for the year and for each meeting, paying particular attention to areas of business risk identified by management, Board members, internal and external auditors, and in their committee charter; and scheduling agenda topics, presentations, and discussions regarding business risks within their area of responsibility. At meetings, the committees discuss areas of business risk, the potential impact, and management's initiatives to manage business risk, often within the context of important business decisions. Through this process, key business risk areas are reviewed at appropriate times, with some topics reviewed on multiple occasions throughout the year. At every Board meeting, each committee chair provides a report to the full Board outlining the committee's discussions and actions, including those affecting the oversight of various risks.

The Company believes its leadership structure, discussed in detail above, further supports the risk oversight function of the Board. Strong directors chair the various committees involved in risk oversight, there is open communication between management and directors, and all directors are involved in the risk oversight function.

THE BOARD'S ROLE IN OVERSEEING THE COMPANY'S CORPORATE PURPOSE

The Board takes an active role overseeing NIKE's commitment to, and progress on, corporate responsibility, sustainability, and governance matters. The Board oversees such matters primarily through the Corporate Responsibility, Sustainability & Governance Committee. This committee oversees the Company's approach to corporate governance, as well as the risks and opportunities associated with NIKE's Purpose to move the world forward through the power of sport, with a focus on the three pillars of people, planet, and play. The committee's responsibilities include, among other things, reviewing and providing guidance to management regarding significant Purpose strategies, activities, policies, investments, and programs; reviewing the development of NIKE's Purpose goals; and monitoring the Company's progress towards those goals. The Compensation Committee also plays a key role with respect to NIKE's Purpose by overseeing talent management and development for executive officers and senior management. More information about Purpose is available on the Mission section of our website.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders or interested parties desiring to communicate directly with the Board or with any individual director may do so in writing addressed to the intended recipient or recipients, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The Office of the Corporate Secretary reviews all such communications and refers relevant correspondence directly to a director, as appropriate. In addition, the Office of the Corporate Secretary regularly summarizes for the Board all communications that relate to the functions of the Board or its committees or that otherwise warrant Board attention.

CODE OF CONDUCT

The NIKE Code of Conduct is available at the Company's corporate website, http://investors.nike.com, and will be provided in print without charge to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. The Code of Conduct applies to all of the Company's employees and directors, including our CEO and all other executive officers. The Code of Conduct provides that any waiver of the Code of Conduct for executive officers or directors may be made only by the Board or a committee of the Board. Any such waiver will be publicly disclosed, when required by law. The Company plans to disclose amendments to, and waivers from, the Code of Conduct on the Company's corporate website: http://investors.nike.com.

CAPITAL STRUCTURE

Since NIKE's initial public offering in 1980, the Company's articles of incorporation have provided for NIKE to have two classes of voting stock, consisting of the Class A Stock and the Class B Stock.

RIGHTS OF COMMON STOCK

The shares of Class A Stock and Class B Stock have identical voting and economic rights except that the holders of the Class A Stock and Class B Stock vote as separate classes for purposes of electing directors. Specifically, for as long as the number of outstanding shares of Class B Stock is between 25% and 87.5% of the total number of outstanding shares of Common Stock (as is currently the case), the holders of the Class B Stock, voting as a separate class, have the right to elect 25% of the Board (rounded up to the nearest whole number) and the holders of the Class A Stock, voting as a separate class, have the right to elect the remaining directors. If at any time the outstanding number of shares of Class A Stock is less than 12.5% of the total number of outstanding shares of Common Stock, then the Class B Stock, voting as a separate class, will continue to have the right to elect 25% of the Board (rounded up to the nearest whole number), but the Class A Stock and Class B Stock will vote together as a single class to elect the remaining directors. Outside of director elections, the Class A Stock and Class B Stock vote together on all other matters, with each Class A share and Class B share having one vote per share.

Because twelve directors will be elected at the Annual Meeting and the outstanding number of shares of Class B Stock is between 25% and 87.5% of the outstanding shares of Common Stock, the holders of the Class B Stock are entitled to elect three directors at the Annual Meeting and the holders of the Class A Stock are entitled to elect the remaining nine. For each other matter to be voted on at the Annual Meeting (including Proposals 2, 3, and 4), the Class A Stock and Class B Stock will vote together as a single class, each with one vote per share.

Each share of Class A Stock is convertible into one share of Class B Stock. Such conversion is solely at the option of the holder, and cannot be dictated by either the Company or the Board. The Class A Stock is currently primarily held by Swoosh, LLC, an entity that was formed by Mr. Philip Knight, NIKE's co-founder, in 2015 to hold the majority of his shares of Class A Stock.

For additional information regarding NIKE's classes of Common Stock, see the description of the Company's securities included as Exhibit 4.7 to NIKE's Annual Report on Form 10-K for fiscal 2025. For additional information regarding key holders of the Class A Stock and Class B Stock, see the section below titled "Stock Ownership Information—Stock Holdings of Certain Owners and Management".

STRUCTURAL ADVANTAGES

Our unique capital structure enables NIKE to focus on long-term strategy, which our Board believes is critical to creating long-term value. This long-term vision enables the Company to prioritize research and development and innovation, to invest in transformations in support of our strategic objectives, and to integrate Purpose into our business strategy. It also helps to preserve and advance NIKE's unique culture, which we believe powers our success.

At the same time, our capital structure meaningfully protects and represents the interests of our public Class B shareholders. Each share of our Class A Stock and Class B Stock carries the same economic rights and risks, which helps align the interests of our Class A and Class B shareholders. All of our directors, regardless of which class of Common Stock elected them, have fiduciary duties to act in the best interests of all NIKE shareholders. In addition, all directors are subject to the same nomination and evaluation processes, which are described in the section above titled "NIKE, Inc. Board of Directors—Director Nominations", and the Board considers all directors when assessing the mixture of experiences, attributes, and skills represented on the Board. All of the directors nominated for election by our Class B shareholders, as well as six out of nine of the directors nominated for election by our Class A shareholders, are independent, and only independent directors sit on the Audit & Finance Committee, the Compensation Committee, and the Corporate Responsibility, Sustainability & Governance Committee.

INVESTOR FEEDBACK

Although the Board cannot change or eliminate our dual class capital structure without the approval of the holders of the Class A Stock, the Company believes it is important to engage regularly with Class B shareholders to understand their views on NIKE's capital structure. The majority of shareholders with whom we have engaged have expressed that they did not have specific concerns with the Company's dual class structure in light of the fact that it provides for equal voting and economic rights on all matters other than the election of directors, as well as the Company's long history of robust corporate governance practices, strong and effective Board oversight, and highly qualified directors. They also appreciated the Board's responsiveness to feedback, including the Board's decision to include in the slate of Class B director nominees a member from each of the three key Board committees: the Audit & Finance Committee, the Compensation Committee, and the Corporate Responsibility, Sustainability & Governance Committee.

SHAREHOLDER ENGAGEMENT

Our approach to governance is informed by the insights and perspectives of our Class B shareholders. We greatly value the opportunity to engage with and solicit feedback from our shareholders regarding matters involving the Company and believe that maintaining an open dialogue strengthens the Company's approach to its corporate governance practices and disclosures. Below is an overview of the Company's fiscal 2025 engagement practices regarding corporate responsibility, sustainability, executive compensation, and governance matters. These engagements take place in addition to regular financial-related outreach led by our Investor Relations team and engagement with shareholder proponents led by our Office of the Corporate Secretary.

INTEGRATED ENGAGEMENT TEAM	TYPES OF ENGAGEMENT	KEY FISCAL 2025 ENGAGEMENT TOPICS
• Investor Relations • Total Rewards and Executive Compensation • Office of the Corporate Secretary	• One-on-one meetings • Small group calls • E-mail communications	• NIKE leadership structure • Board composition and evergreen refreshment • Risk oversight • Executive compensation • Responsible sourcing and sustainability

In fiscal 2025, we reached out to shareholders representing 48% of our Class B shares and engaged with shareholders representing 43% of our Class B shares

The Board is committed to understanding the views of our shareholders. Accordingly, management reports key themes and feedback that emerge during these engagements to the full Board and any relevant committees, so that we can continue to refine and adapt our practices to better address the issues that our shareholders raise with us.

The Board and management carefully consider and integrate shareholder feedback into the Company's practices and disclosures. Recent changes to our practices include adopting an overboarding policy to increase clarity and transparency about the Board's expectations that directors devote appropriate time to Board responsibilities; refreshing the slate of Class B director nominees to include a member of each of the key Board committees; and refining our fiscal 2024 executive compensation program, including by evolving the long-term incentive award mix to include 50% performance-based restricted stock units. We have also enhanced our proxy statement disclosures over the past several years in response to shareholder feedback, including providing additional detail and transparency regarding our capital structure.

DIRECTOR COMPENSATION FOR FISCAL 2025

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1] ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION[2] ($)	TOTAL ($)
Cathleen Benko	100,000	190,305	—	22,747	313,052
Timothy Cook	165,000	190,305	—	20,000	375,305
Thasunda Duckett	100,000	190,305	—	42,243	332,548
Mónica Gil	100,000	190,305	—	5,000	295,305
Alan Graf, Jr.[3]	34,107	—	—	—	34,107
Maria Henry	105,000	190,305	—	20,000	315,305
Peter Henry	105,000	190,305	—	17,422	312,727
Travis Knight	100,000	190,305	—	—	290,305
Michelle Peluso	125,000	190,305	—	38,236	353,542
John Rogers, Jr.	100,000	190,305	—	11,523	301,829
Robert Swan[4]	130,027	190,305	—	38,521	358,853

(1) *Represents the grant date fair value of restricted stock awards granted in fiscal 2025 computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of our Class B Stock on the grant date. As of May 31, 2025, each non-employee director held 2,437 shares of unvested restricted stock, and no non-employee director held any outstanding stock options.*

(2) *Includes matched contributions to charities under the NIKE Matching Gift Program in the amount of $4,781 for Ms. Benko; $20,000 for Mr. Cook; $20,000 for Ms. Duckett; $5,000 for Ms. Gil; $20,000 for Ms. Henry; $20,000 for Ms. Peluso; and $20,000 for Mr. Swan. For Mses. Benko, Duckett, and Peluso and Messrs. Henry, Rogers, and Swan also includes the value of Company-related merchandise and travel and attendance at the 2024 Paris Olympics.*

(3) *Mr. Graf did not stand for re-election at our 2024 annual meeting of shareholders; he retired as Chair of the Audit & Finance Committee effective July 31, 2024, and retired as a member of that committee and a member of the Board effective September 10, 2024. Therefore, his annual retainer was prorated and he did not receive a restricted stock award for fiscal 2025.*

(4) *Mr. Swan was appointed Chair of the Audit & Finance Committee effective August 1, 2024, therefore his annual committee chair retainer was prorated.*

DIRECTOR FEES AND ARRANGEMENTS

Under our director compensation program in effect for fiscal 2025, non-employee directors receive:

• An annual retainer of $100,000, paid in quarterly installments.

• When they initially join the Board, a one-time, sign-on restricted stock award valued at $200,000 on the date of grant. This award is subject to forfeiture in the event that service as a director terminates prior to the first anniversary of the date of grant.

• An annual restricted stock award valued at $200,000 on the date of grant, generally, the date of each annual meeting of shareholders. The number of restricted shares granted to each director for fiscal 2025 was determined by dividing the director's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. The annual restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the earlier of the next annual meeting and the last day of the 12th full calendar month following the date of grant.

• For the Lead Independent Director, an annual retainer of $40,000, paid in quarterly installments.

• For chairs of Board committees (other than the Executive Committee), an annual retainer of $25,000 for each committee chaired ($30,000 for the chair of the Audit & Finance Committee), paid in quarterly installments.

• For Audit & Finance Committee members, an additional annual retainer of $5,000, paid in quarterly installments.

- Payment or reimbursement of travel and other expenses incurred in attending Board meetings.
- Matching charitable contributions under the NIKE Matching Gift Program, under which directors are eligible to contribute to qualified charitable organizations and the Company provides an equal matching contribution to the charities, up to $20,000 annually in the aggregate.

None of Mr. Hill, Mr. Parker, or Mr. Donahoe received any additional compensation for services provided as a director in fiscal 2025.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

NIKE maintains stock ownership guidelines for all non-employee directors. Under these guidelines, directors are required to hold NIKE stock valued at five times their annual cash retainer. New directors are required to attain these ownership levels within five years of their election to the Board. Each of our directors has met or is on track to meet the specified ownership level.

DIRECTOR PARTICIPATION IN DEFERRED COMPENSATION PLAN

Under our DCP, non-employee directors may elect in advance to defer up to 100 percent of the director fees paid by the Company. For a description of the plan, see the section below titled "Executive Compensation—Executive Compensation Tables —Non-Qualified Deferred Compensation in Fiscal 2025—Non-Qualified Deferred Compensation Plans".

EXECUTIVE COMPENSATION

SHAREHOLDER ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting to shareholders our annual "say-on-pay proposal", an advisory vote to approve the compensation of our Named Executive Officers as described in this proxy statement. At our 2024 annual meeting of shareholders, approximately 83% of the votes cast on the say-on-pay proposal were voted in favor of the proposal.

The Compensation Committee is committed to understanding the views of our shareholders with respect to the executive compensation program. Therefore, during fiscal 2025, the committee considered the results of the 2024 say-on-pay proposal, which the committee believes affirm shareholders' support of the Company's approach to executive compensation and the committee's decisions, as well as direct feedback from shareholders provided during management and Board engagements.

As discussed in this section, our executive compensation program is designed to attract and retain top-tier talent and maximize shareholder value. To achieve the objectives of our executive compensation program and emphasize pay-for-performance principles, the Compensation Committee has continued to employ strong governance practices, including:

- basing a majority of total compensation on performance incentives;
- setting incentive award targets based on clearly disclosed, objective performance measures;
- mitigating undue risk associated with compensation by using multiple performance targets, caps on potential incentive payments, a clawback policy, and additional standalone clawback provisions; and
- requiring executive officers to hold NIKE stock through published stock ownership guidelines.

Because your vote is advisory, it will not be binding on the Board. However, the Board values shareholder opinions, and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the fiscal 2025 compensation paid to the Named Executive Officers as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables).

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our compensation program, philosophy, decisions, and process for the compensation of our Named Executive Officers for fiscal 2025:

NAMED EXECUTIVE OFFICER	TITLE
Elliott Hill	President and Chief Executive Officer (since October 14, 2024)
Matthew Friend	Executive Vice President and Chief Financial Officer
Robert Leinwand	Executive Vice President, Chief Legal Officer
Ann Miller	Executive Vice President, Global Sports Marketing
Craig Williams	Executive Vice President, Chief Commercial Officer[1]
John Donahoe II	Former President and Chief Executive Officer (until October 13, 2024)[2]
Monique Matheson	Former Executive Vice President, Chief Human Resources Officer[3]
Heidi O'Neill	Former President, Consumer, Product & Brand[4]

(1) Mr. Williams' title changed from President, Geographies & Marketplace to Executive Vice President, Chief Commercial Officer effective June 18, 2025.

(2) Mr. Donahoe ceased to serve as the Company's President and CEO and member of the Board effective as of October 14, 2024, when he was succeeded by Mr. Hill, and retired effective January 31, 2025.

(3) Ms. Matheson retired as the Company's EVP, Chief Human Resources Officer effective as of January 6, 2025, and will retire from the Company in fiscal year 2026.

(4) Ms. O'Neill ceased to serve as the Company's President of Consumer, Product, and Brand effective as of May 2, 2025, in connection with certain organization changes including elimination of the President, Consumer, Product & Brand role, but will remain a full-time non-executive employee through her separation from the Company on September 5, 2025.

This Compensation Discussion and Analysis is organized into five sections:

- Executive Summary (page 26)
- Compensation of Our Named Executive Officers (page 29)
- Our Compensation Process (page 38)
- Other Compensation Practices (page 39)
- Compensation Committee Report (page 41)

Key Defined Terms

TERM	DEFINITION
401(k) Plan	401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Absolute TSR	Company total shareholder return for the applicable performance period
Adjusted EBIT	EBIT, excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; and other extraordinary, unusual, or infrequently occurring items
Adjusted Revenue	Company revenue, excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; and other extraordinary, unusual, or infrequently occurring items
CD&A	Compensation Discussion and Analysis
DCP	NIKE, Inc. Deferred Compensation Plan
EBIT	Company earnings before interest and taxes
NEO	Named Executive Officer
PSP	NIKE, Inc. Executive Performance Sharing Plan
PSU	Performance-based restricted stock unit
Relative TSR	Absolute TSR for the applicable performance period relative to total shareholder return over the same period for the other companies in the S&P 500
RSU	Time-vesting restricted stock unit
SIP	NIKE, Inc. Stock Incentive Plan

EXECUTIVE SUMMARY

OUR APPROACH TO EXECUTIVE COMPENSATION

- We follow a **pay for performance** philosophy, intended to drive business results and maximize shareholder value. Compensation is therefore highly incentive-based and heavily weighted towards long-term awards to emphasize long-term performance.
- We strive every day to **win as a team**. To foster teamwork, and ensure internal pay equity, we utilize a cohort approach by aligning compensation across executive roles.
- We value **shareholder feedback**. We consider the results of our annual say-on-pay vote—approximately 83% in favor last year, which we believe affirms shareholders' support of our executive compensation approach and decisions—as well as feedback shared directly through our shareholder engagement efforts described on page 21.

DIRECT COMPENSATION ELEMENTS

NIKE's direct compensation for the NEOs generally consists of the following elements: For fiscal 2025, the Compensation Committee determined not to increase the amount of any element of direct compensation for any of our NEOs.

ELEMENT		KEY CHARACTERISTICS	PURPOSE
Base Salary		Fixed cash compensation	Provides market competitive baseline compensation to attract and retain top-tier talent
Annual Cash Incentive Award – PSP		Variable cash incentive compensation earned at 0% – 200% based on Company performance over a 1-year performance period	Motivates and rewards achievement of sustainable and profitable growth
Long-Term Incentive Award – SIP	PSUs (50%)	Variable stock-based incentive compensation earned at 0% – 200% based generally on achievement of Relative TSR performance metric over a 3-year performance period	Aligns NEOs' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth; promotes retention
	Stock Options (35%)	Stock-based incentive compensation that generally vests in 4 equal annual installments; only provides value if our stock price appreciates	Aligns NEOs' interests with those of our shareholders by rewarding achievement of upside potential; promotes retention
	RSUs (15%)	Stock-based incentive compensation that generally vests in 3 or 4 equal annual installments; value tied to our stock price	Aligns NEOs' interests with those of our shareholders by rewarding long-term value creation; promotes retention

CEO TRANSITION HIGHLIGHTS

In September 2024, we announced a CEO transition plan pursuant to which, on October 14, 2024, Mr. Hill became President and CEO of NIKE. Mr. Donahoe, our President and CEO since 2020, resigned from that role effective as of the same date and served as an advisor to NIKE through his retirement on January 31, 2025. The Compensation Committee approved certain compensation arrangements in connection with, and support of, the CEO transition, the highlights of which are summarized below:

CURRENT CEO – MR. HILL

- Base salary of $1.5 million and annual cash incentive target opportunity equal to 200% of base salary (prorated for fiscal 2025 consistent with our practice for all bonus-eligible employees).
- Annual target fiscal 2025 long-term incentive award equal to $15.5 million consisting of 50% PSUs, 35% stock options, and 15% RSUs.
- One-time awards to make Mr. Hill whole for certain forfeited compensation from his prior roles consisting of $4 million in cash and $3 million in RSUs. For more information, see the section below titled "Transition and Retention Awards".
- Standard Employee Matching Gift Program applicable to employees generally (no enhanced charitable gift matching).

FORMER CEO – MR. DONAHOE

- Annual base salary and employee benefit plan eligibility unchanged through retirement on January 31, 2025.
- No additional compensation or benefits for serving in advisor role.
- Outstanding unvested equity awards treated in accordance with their terms upon retirement, as applicable. For more information, see the section below titled "Executive Compensation Tables —Potential Payments upon Termination or Change-in-Control".
- Eligible to receive the benefits payable under his non-competition agreement upon a voluntary termination of employment. For more information, see the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control".

OTHER NON-CEO NEOs

- Equity retention awards to each other non-CEO NEO (other than Mr. Leinwand, who was promoted into the role of Executive Vice President, Chief Legal Officer in November 2024) on a limited, one-time basis in order to support business and leadership continuity and promote retention during this significant transitional period. For more information, see the section below titled "Transition and Equity Retention Awards".

INCENTIVE AWARD OUTCOMES

The following summarizes incentive award outcomes for fiscal 2025. Both the fiscal 2025 PSP and fiscal 2023 – 2025 PSUs were earned and paid out at 0%. For more information on incentive award outcomes for the NEOs, see the section below titled "Compensation of our Named Executive Officers".



FISCAL 2025 PSP

THRESHOLD
TARGET
MAXIMUM
PAYOUT
Adjusted Revenue
0%
25%
100%
200%
0%
Adjusted EBIT
0%
25%
100%
200%
0%
PSP Payout
0%
25%
100%
200%
0%

FISCAL 2023 – 2025 PSUs

THRESHOLD
TARGET
MAXIMUM
PAYOUT
0%
25%
100%
200%
0%
Relative TSR
People & Planet modifier

FISCAL YEAR 2025 REALIZABLE PAY

As discussed elsewhere in this proxy statement, our philosophy is to "pay for performance". As a result, executive compensation is highly incentive-based and includes, among other elements, a mixture of variable cash- and stock-based compensation elements consisting of PSP, PSUs, stock options, and RSUs. In total, 93% of total target annual compensation for our CEO is at risk (88% for the other current non-CEO NEOs). Given that a significant portion of our executive compensation packages varies depending on company performance, the grant date value of compensation, as reported annually in the Summary Compensation Table, is not always reflective of the actual realizable pay value that is ultimately received by our NEOs. Realizable Pay reinforces a pay-for-performance linkage as the target economic value of short- and long-term incentive opportunities under our executive compensation program only provide value when meaningful performance is achieved.

To illustrate the differences, the graphs below compare, for the current CEO and other current non-CEO NEOs (on average), the 2025 Total Target Compensation and the 2025 Summary Compensation Table Compensation values to Realizable Pay at the end of fiscal year 2025. For this purpose:

- "Total Target Compensation" refers to the sum of target annual base salary, target fiscal 2025 PSP, target values for annual long-term incentive awards granted in fiscal 2025, and target values for one-time awards granted in connection with the CEO transition (which for Mr. Hill consisted of a sign-on RSU award and sign-on cash award, and for the other current non-CEO NEOs, excluding Mr. Leinwand, consisted of equity retention awards);

- "Summary Compensation Table Compensation" refers to the actual disclosure in the Summary Compensation Table; and

- "Realizable Pay" refers to the sum of actual base salary, actual fiscal 2025 PSP payouts ($0), the potential payout value of long-term incentive awards granted in fiscal 2025 (based on the intrinsic value of stock option grants, assuming threshold achievement for PSUs (excluding special retention awards) as reported in the Outstanding Equity Awards Table, and assuming 50% of each special retention award is earned) calculated using a stock price of $60.59, which was the closing price of our common stock on the last business day of fiscal 2025, and, for Mr. Hill, the one-time cash award granted in fiscal 2025 in connection with the CEO transition.

The graphs below are not substitutes for the information required by the 2025 Summary Compensation Table for fiscal years 2023 – 2025, which appears on page 42.



(1) The current non-CEO NEOs consist of Messrs. Friend, Leinwand, and Williams and Ms. Miller.

(2) Summary Compensation Table Compensation includes no value for PSP, which was earned at 0%.

(3) Realizable Pay includes no value for PSP, which was earned at 0%, or stock options, which had no intrinsic value as of May 31, 2025.

EXECUTIVE COMPENSATION GOVERNANCE PRACTICES

WHAT WE DO

✓ Base a majority of total compensation on performance and retention incentives

✓ Mitigate risk by using multiple performance periods and metrics, incentive payment caps, a clawback policy, and additional standalone clawback provisions

✓ Base incentive awards on clearly disclosed, objective performance goals

✓ Maintain robust stock ownership guidelines

✓ Vest stock-based awards over time to promote long-term performance and retention

✓ Provide only double-trigger change-in-control acceleration for stock-based awards

WHAT WE DON'T DO

✗ No dividend equivalents paid on PSUs or RSUs unless and until shares are earned

✗ No repricing of stock options

✗ No hedging transactions or short sales permitted

✗ No pension or supplemental executive retirement plan

✗ No tax gross-ups for perquisites, other than in accordance with our standard relocation policy

✗ No cash-based change-in-control benefits

✗ No excise tax gross-ups upon change of control

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

COMPENSATION OBJECTIVES AND STRUCTURE

Our executive compensation program is designed to attract and retain top-tier talent in a competitive marketplace and to maximize shareholder value by rewarding NEOs for strong Company performance. The program consists of direct compensation, with a focus on incentive compensation, and competitive benefits that are generally consistent with the benefits offered to our other U.S.-based employees.

We structure our executive compensation program in the context of our business strategy and talent plan. To foster teamwork and ensure internal pay equity, we utilize a segmented cohort approach that aligns compensation across certain executive roles. Cohort compensation levels are determined by holistically considering factors relating to our business, the competitive market for top-tier talent, and the applicable executives—including future potential, individual performance, market insights, succession planning, retention, and leadership continuity.

Our philosophy is to "pay for performance" in order to drive business results and maximize shareholder value. As a result, executive compensation is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program balances performance incentives, including by using multiple performance metrics and periods, and through a mixture of cash- and stock-based compensation elements. Stock-based compensation—which consists of PSUs, stock options, and RSUs—is also structured to pay for performance by linking the majority of each NEO's target total direct compensation directly to our stock price. The following charts illustrate the mix of components that make up fiscal 2025 target total annual direct compensation for our NEOs, excluding special transition and equity retention awards granted on a limited, one-time basis in connection with Mr. Hill's appointment as CEO, as described elsewhere in this proxy statement.

FISCAL 2025 TARGET TOTAL ANNUAL DIRECT COMPENSATION MIX



Current CEO

- $2,325,000 (12% of total) RSUs
- $1,500,000 (8% of total) Base Salary
- $3,000,000 (15% of total) PSP
- $5,425,000 (27% of total) Stock Options
- $7,750,000 (39% of total) PSUs

Current Non-CEO NEOs*

- $1,012,500 (11% of total) RSUs
- $1,125,500 (12% of total) Base Salary
- $1,350,000 (15% of total) PSP
- $2,362,500 (26% of total) Stock Options
- $3,375,000 (37% of total) PSUs

Incentive Compensation

- To prioritize pay for performance, incentive compensation constitutes 93% of target total annual direct compensation for our current CEO (88% for the other NEOs*).
- To emphasize long-term performance, annual long-term incentive awards constitute 84% of target total annual incentive compensation for our current CEO (85% for the other NEOs*).
- Long-term incentive awards are heavily weighted towards PSUs, which constitute 50% of annual stock awards for our current CEO and the other NEOs*.

* "Current Non-CEO NEOs" represents the average for Messrs. Friend, Leinwand, and Williams and Ms. Miller. It excludes Mr. Donahoe (who retired on January 31, 2025) and Mses. Matheson and O'Neill (each of whom retired from their role during fiscal 2025 and from the Company during fiscal 2026).

As illustrated in the section below titled "Our Compensation Process", the Compensation Committee determines the target value and composition of the compensation package for each of our NEOs by considering multiple factors, including competitive data, individual and Company performance, evolving responsibilities, our cohort compensation approach, retaining top-tier talent in a highly competitive talent marketplace, and, for the compensation of each NEO other than our CEO, our CEO's recommendation. Target compensation amounts are reviewed annually and adjusted as the committee determines appropriate.

BASE SALARY

Base salary is a fixed element of compensation that serves to attract and retain top-tier talent. Generally, the Compensation Committee reviews and determines base salaries for our NEOs in June, with any adjustments becoming effective in August of the same year. The Compensation Committee set Mr. Hill's base salary to align with Mr. Donahoe's base salary in connection with Mr. Hill's appointment as President and CEO. The committee set Mr. Leinwand's base salary in connection with his appointment as Executive Vice President, Chief Legal Officer. Fiscal 2025 base salaries for each other NEO remained unchanged compared to fiscal 2024.

NAMED EXECUTIVE OFFICER	FISCAL 2025 BASE SALARY	% CHANGE
Elliott Hill	$1,500,000	N/A
Matthew Friend	$1,250,000	0%
Robert Leinwand	$900,000	N/A
Ann Miller	$1,100,000	N/A
Craig Williams	$1,250,000	0%
John Donahoe II	$1,500,000	0%
Monique Matheson	$1,100,000	N/A
Heidi O'Neill	$1,250,000	0%

ANNUAL CASH INCENTIVE

Annual cash incentive awards are paid to the NEOs under our PSP and are designed to reflect our "pay for performance" philosophy. For fiscal 2025, PSP awards were eligible to be earned between 0% and 200% of target based on Company performance during the fiscal year. The Compensation Committee retains discretion to adjust PSP metrics and award payouts based on individual or Company performance.

The Compensation Committee set the PSP target awards for Mr. Hill and Mr. Leinwand in connection with their appointment as President and CEO and Executive Vice President, Chief Legal Officer, respectively. The committee maintained fiscal 2025 PSP target awards for each other NEO at the same level as his or her fiscal 2024 PSP target award. Therefore, the fiscal 2025 PSP target awards were:

NAMED EXECUTIVE OFFICER	FISCAL 2025 PSP TARGET AWARD (% OF BASE SALARY)
Elliott Hill	200%
Matthew Friend	120%
Robert Leinwand	120%
Ann Miller	120%
Craig Williams	120%
John Donahoe II	200%
Monique Matheson	120%
Heidi O'Neill	120%

Consistent with the prior year, the committee maintained equal weighting for each metric (Adjusted Revenue and Adjusted EBIT) as well as a single, year-long performance period.

In setting the year-long performance goals for the PSP, the Compensation Committee sought to drive sustainable and profitable growth. The Compensation Committee recognizes that PSP target levels should reflect goals which are rigorous yet reasonable and considers market conditions and prior performance. Although we strive for year-over-year improvement in all areas of our business, fiscal 2025 PSP targets were set below fiscal 2024 target levels in light of the business environment that existed at that time. Accordingly, the Adjusted Revenue target goal represented a decrease of approximately 3% compared to actual fiscal 2024 revenue, with threshold and maximum goals set equidistant from the target goal to balance stretch and risk. The Adjusted EBIT target goal represented a decrease of approximately 8% compared to actual fiscal 2024 EBIT, with threshold and maximum goals set non-equidistant from the target goal; additional upside stretch was built into the maximum goal to incentivize exceptional performance. As described below, the applicable threshold performance levels for fiscal 2025 were not achieved.

For fiscal 2025, Adjusted Revenue of $46.4 billion corresponded to an earnout of 0% and Adjusted EBIT of $3.5 billion corresponded to an earnout of 0%. These earnouts were averaged together to calculate a PSP payout of 0% for all NEOs. The fiscal 2025 PSP performance goals and achievement levels are illustrated below.

FISCAL 2025 PERFORMANCE GOALS AND RESULTS

(Dollars in millions)



% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%	
Adjusted Revenue[(1)] (Weighted 50%)	$47,309	$49,799	$52,289	EARNOUT: 0%
	ACTUAL ACHIEVEMENT: $46,350			
Adjusted EBIT[(1)] (Weighted 50%)	$5,430	$6,034	$6,939	EARNOUT: 0%
	ACTUAL ACHIEVEMENT: $3,523			

FISCAL 2025 PSP PAYOUT	0%

(1) As described on page 31, each metric excluded the impact of certain non-operational events to help drive and reward organic growth.

LONG-TERM INCENTIVE

Long-term incentive compensation incentivizes and rewards long-term Company performance, aligns executives' interests with those of our shareholders, and promotes retention in a highly competitive talent marketplace. Therefore, this element of our executive compensation program forms the largest portion of our NEOs' direct compensation, constituting 78% of fiscal 2025 target total direct compensation for Mr. Hill on an annualized basis and 73% for each other current non-CEO NEO, excluding one-time sign-on and retention awards described elsewhere in this proxy statement.

Long-term incentive compensation consists of three components: PSUs, stock options, and RSUs, each granted under our SIP. In fiscal 2024, the Compensation Committee finished a multi-year evolution to increase the proportion of the total long-term incentive award delivered in the form of PSUs to 50%. Therefore, consistent with fiscal 2024, fiscal 2025 NEO awards were delivered 50% as PSUs, 35% as stock options, and 15% as RSUs.

LONG-TERM INCENTIVE AWARD MIX[(1)]



15% RSUs

35% Stock Options

50% PSUs

(1) Excludes one-time sign-on and retention awards described elsewhere in this proxy statement.

FISCAL 2025 AWARD GRANTS

The Compensation Committee determined the fiscal 2025 long-term incentive awards in June 2024. In setting the value of each long-term incentive award, the committee considered multiple factors, including individual and Company performance, evolving responsibilities, our cohort compensation approach, and retaining top-tier talent in a highly competitive talent marketplace.

In connection with the CEO transition, the Compensation Committee set the target value of the long-term incentive award for Mr. Hill at $15,500,000. The Compensation Committee considered Mr. Hill's target fiscal 2025 long-term incentive award to be competitive and within a reasonable range of market median. The committee set the target value for Mr. Leinwand's long-term incentive award in connection with his appointment as Executive Vice President, Chief Legal Officer. The target value and mix of long-term incentive awards for each other NEO remained unchanged compared to fiscal 2024. Therefore, the fiscal 2025 long-term incentive award target values were:

NAMED EXECUTIVE OFFICER	TOTAL FISCAL 2025 LONG-TERM INCENTIVE AWARD		TARGET PSUs (50%)	STOCK OPTIONS (35%)	RSUs (15%)
Elliott Hill[1]	$15,500,000	→	$7,750,000	$5,425,000	$2,325,000
Matthew Friend	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000
Robert Leinwand[2]	$5,500,000	→	$2,750,000	$1,925,000	$825,000
Ann Miller	$5,500,000	→	$2,750,000	$1,925,000	$825,000
Craig Williams	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000
John Donahoe II	$19,000,000	→	$9,500,000	$6,650,000	$2,850,000
Monique Matheson	$5,500,000	→	$2,750,000	$1,925,000	$825,000
Heidi O'Neill	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000

(1) Given that Mr. Hill commenced employment after the awards for fiscal 2025 were granted to executive officers (including NEOs) in September 2024, Mr. Hill's fiscal 2025 long-term incentive awards were granted on his start date in October 2024. The share calculation methodology and vesting schedule for Mr. Hill's awards are the same as the September 1, 2024 annual equity grants to executive officers generally, but the exercise price of Mr. Hill's stock options is equal to the closing share price of the Company on the date of grant (as required per the terms and conditions of the SIP).

(2) Because Mr. Leinwand was promoted after the awards for fiscal 2025 were granted to executive officers (including NEOs) in September 2024, Mr. Leinwand's fiscal 2025 long-term incentive awards were granted in two parts. He received an initial annual grant on September 1, 2024 and a supplemental grant upon his promotion to achieve the total target long-term incentive awards set forth in this table. The share calculation methodology and vesting schedule for Mr. Leinwand's supplemental grant is the same as the September 1, 2024 annual equity grants to executive officers generally, but the exercise price of Mr. Leinwand's supplemental stock options is equal to the closing share price of the Company on the date of grant (as required per the terms and conditions of the SIP).

FISCAL 2025 EQUITY AWARD UPDATES

In the first fiscal quarter of 2025, the Compensation Committee reviewed our long-term incentive program under the SIP and determined to make the following changes to the Company's long-term incentive awards for grants made to all equity-eligible employees (including our NEOs), commencing with the fiscal 2025 award grants:

- Included retirement provisions in PSU and RSU awards (previously only included in stock option awards) and, in PSU, RSU and stock option awards, added protections for an involuntary termination of employment (other than due to death, total disability or cause) in lieu of provisions regarding treatment on a divestiture or reduction in force (with the prorated payment for PSUs based on actual performance), thus standardizing treatment both between award types and among all equity-eligible employees. These enhancements, described in more detail in the section below titled "Executive Compensation Tables— Potential Payments upon Termination or Change-in-Control", provide additional limited exceptions to the general rule that unvested equity awards are forfeited when an equity holder leaves the Company and, accordingly, further promote retention in a highly competitive talent marketplace.

- Extended the overall vesting period for RSUs granted to our NEOs from three years to four years to align with the vesting schedule used for grants to all equity-eligible employees and, accordingly, further promote retention and incentivize longer-term value creation.

- Streamlined "Normal Retirement" and "Early Retirement" provisions in stock option awards in order that a single set of terms and conditions will be applicable to a person becoming retirement eligible under their stock option awards going forward, as described in more detail in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control".

2025 – 2027 PSUs

PSUs align our NEOs' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth. PSU awards reflect our "pay for performance" philosophy: they are earned between 0% and 200% of target based on Company performance during a three-year performance period. For the PSUs granted in fiscal 2025, the Compensation Committee shifted the performance period for PSUs from our historical practice of using dates aligned with our fiscal year (June 1 through May 31) to a period aligned with the grant date for all equity-eligible employees (September 1 through August 31), while maintaining the overall length of the applicable performance period (three years).

In the first fiscal quarter of 2025, the Compensation Committee selected the metric, corresponding performance goals, and award terms for the fiscal 2025 – 2027 PSU awards. The committee will determine the earnout of the fiscal 2025 – 2027 PSU awards following the completion of the three-year performance period, and any PSUs that are earned will vest on September 1, 2027.

Consistent with the prior year's awards, the Compensation Committee selected Relative TSR as the metric for the fiscal 2025 – 2027 PSU awards and continued to target above-median performance as shown in the table below:

FISCAL 2025 – 2027 PERFORMANCE GOALS



% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%
Relative TSR[1]	25th percentile	55th percentile	85th percentile

(1) *Relative TSR for fiscal years 2025, 2026, and 2027, calculated using the 20-trading day average stock price and assuming that dividends paid during the performance period are reinvested in the applicable company's stock.*

PSUs will be earned at 100% of target if the Company's Relative TSR for the performance period is at the 55th percentile, and will be earned at 0% if the Company's Relative TSR for the performance period is below the 25th percentile. PSU earnout based on Relative TSR performance is subject to a cap of 100% of target if Absolute TSR for the performance period is negative. The Compensation Committee selected three-year Relative TSR as the performance metric because it is an objective and transparent measure of long-term shareholder value, especially in the context of a volatile market. Furthermore, the cap on payout if Absolute TSR is negative incentivizes NEOs to pursue long-term growth.

The fiscal 2025 – 2027 PSU awards also contain a People & Planet modifier designed to support our commitment to Purpose, which is a key component of our long-term strategy. If Relative TSR meets or exceeds the threshold performance goal, the People & Planet modifier permits the Compensation Committee to adjust the earnout upwards or downwards by up to 20 percentage points (subject to both the 200% maximum earnout and the 100% Absolute TSR cap) based on a holistic assessment of the Company's performance with respect to employee engagement and inclusion, employee retention, and sustainability. Structuring the modifier as a holistic assessment ensures that the final earnout comprehensively balances these broad and disparate issues and appropriately reflects the spirit of our Purpose commitment.

The target number of PSUs granted to each NEO for fiscal 2025 was determined by dividing the NEO's target award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant (or, for Mr. Hill, whose fiscal 2025 long-term incentive awards were granted shortly following his start date in October 2024, and for Mr. Leinwand's supplemental award, granted in connection with his promotion in November 2024), the 20-trading day period ending on September 1, 2024, which was the date of the annual grant for equity-eligible employees generally). PSUs accumulate dividend equivalents that are paid only when, and to the extent, they vest.

To promote retention, the PSU awards generally provide that any unvested PSUs are forfeited if the NEO leaves the Company, with limited exceptions. Upon an involuntary termination of employment or retirement (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control"), the NEO will remain eligible to earn a prorated portion of any outstanding unvested PSUs based on actual performance for the performance period (any such earned prorated portion to be settled after the original scheduled vesting date).

STOCK OPTIONS

Stock options align our NEOs' interests with those of our shareholders by rewarding the achievement of upside potential, and they reflect our "pay for performance" philosophy by rewarding the NEOs only if the price of our Class B Stock appreciates.

The number of stock options granted to each NEO (excluding Mr. Hill and Mr. Leinwand) for fiscal 2025 was determined by dividing the NEO's award value by the Black-Scholes value (calculated based on a 20-day average stock price and the available five-year and seven-year interest rates) of a stock option on the date of grant. For Mr. Hill, whose fiscal 2025 long-term incentive awards were granted shortly following his start date in October 2024, and for Mr. Leinwand's supplemental award, granted in connection with his promotion in November 2024, the number of stock options granted was determined using the Black-Scholes value calculated for the 20-trading day period ending on September 1, 2024, which was the date of the annual grant for equity-eligible employees generally.

Options granted to the NEOs vest in equal annual installments over four years and have an exercise price equal to the closing market price of our stock on the date of grant (or the trading day immediately prior to the grant date, if the grant date is not a trading day). To promote retention, stock options generally provide that if a NEO leaves the Company, they forfeit any unvested stock options. Forfeiture is subject to a limited retirement provision designed to encourage executives to delay retirement, as well as partial accelerated vesting upon an involuntary termination of employment (each as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

RSUs

RSUs align our NEOs' interests with those of our shareholders by rewarding the achievement of long-term value creation, and they reflect our "pay for performance" philosophy because their value is directly tied to our Class B Stock price.

The number of RSUs granted to each NEO for fiscal 2025 was determined by dividing the NEO's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant (or, for Mr. Hill, whose fiscal 2025 long-term incentive awards were granted shortly following his start date in October 2024, and for Mr. Leinwand's supplemental

award, granted in connection with his promotion in November 2024, the 20-trading day period ending on September 1, 2024, which was the date of the annual grant for equity-eligible employees generally). RSUs granted to the NEOs as part of long-term incentive compensation vest in equal annual installments over four years (with the exception of Mr. Hill's sign-on RSU award and RSUs granted prior to fiscal 2025, which vest over three years) and accumulate dividend equivalents that are paid only upon vesting. To promote retention, RSU awards generally provide that any unvested RSUs are forfeited if the NEO leaves the Company. Forfeiture is subject to partial accelerated vesting upon an involuntary termination of employment or retirement (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

FISCAL 2023 AWARD RESULTS

As previously disclosed in our 2023 proxy statement, the fiscal 2023 – 2025 PSU awards granted in June 2022 were to be earned between 0% and 200% of target based on Relative TSR over a three-year performance period (subject to a payout cap of 100% if Absolute TSR was negative). In addition, if Relative TSR was achieved at or above the threshold performance goal, a People & Planet modifier would allow the award payout to be increased or decreased by up to 20 percentage points (subject to both the 200% maximum earnout and the 100% Absolute TSR cap) based on a holistic assessment of the Company's performance with respect to employee engagement and inclusion, leadership representation, and sustainability.

NIKE's Relative TSR for fiscal years 2023 – 2025 was at the 4th percentile, corresponding to an earnout of 0%. Relative TSR was calculated in comparison to the companies that were included in the S&P 500 as of May 31, 2025, using the 20-trading day average stock price and assuming that dividends paid during the performance period were reinvested in the applicable company's stock. Because Relative TSR was below the threshold performance goal, the People & Planet modifier was not applicable. Therefore, as illustrated below, the total payout for the fiscal 2023 – 2025 PSU awards was 0% for each of the NEOs.

FISCAL 2023 – 2025 PERFORMANCE RESULTS







FINANCIAL PERFORMANCE METRIC
% PAYOUT
THRESHOLD 25%
TARGET 100%
MAXIMUM 200%
Relative TSR
25th percentile
55th percentile
85th percentile
EARNOUT: 0%
ACTUAL ACHIEVEMENT: 4th percentile
PEOPLE & PLANET MODIFIER
-20%
0%
20%
The People & Planet modifier did not apply because Relative TSR performance was below the threshold performance level
MODIFIER: 0%
TOTAL PAYOUT
0%

TRANSITION AND EQUITY RETENTION AWARDS

In connection with the CEO transition, the Compensation Committee also made certain one-time grants to Mr. Hill, consisting of a one-time $4,000,000 cash payment (subject to clawback for two years commencing on Mr. Hill's appointment) and a one-time $3,000,000 sign-on RSU award under our SIP. These one-time CEO transition awards are intended to make Mr. Hill whole for a portion of compensation that he forfeited from his prior roles in connection with his appointment as NIKE's CEO and, with respect to the award of sign-on RSUs, immediately align Mr. Hill's incentives with the Company's ongoing and long-term success.

ONE-TIME CEO TRANSITION GRANTS FOR MR. HILL

One-Time Cash Award

- One-time $4,000,000 cash award granted to support a smooth and effective transition.
- Intended to make Mr. Hill whole for a portion of compensation forfeited from his prior roles in connection with his appointment as NIKE's CEO.
- Subject to recoupment upon certain triggering events, including if Mr. Hill voluntarily resigns within two years following his appointment as NIKE's CEO.

Sign-On RSU Award

- $3,000,000 sign-on RSU award that vests in equal installments over 3 years.
- Intended to make Mr. Hill whole for a portion of compensation forfeited from his prior roles in connection with his appointment as NIKE's CEO and to align Mr. Hill's incentives with the Company's ongoing and long-term success.

ONE-TIME EQUITY RETENTION AWARDS TO NON-CEO NEOs

After considering the need to support business and leadership continuity and to promote retention during this transitional period, the Compensation Committee also approved limited, one-time equity retention awards to our non-CEO NEOs (other than Mr. Leinwand, who was promoted into the role of Executive Vice President, Chief Legal Officer in November 2024) as illustrated in the table below. These retention awards cliff vest on September 18, 2026 and are earned 50% subject to continuous service through the scheduled vesting date, and 50% subject to continuous service through the scheduled vesting date and the achievement of a $100.00 stock price performance measure. For the stock price performance measure, target level achievement requires, as of any particular date prior to September 18, 2026, that the thirty (30)-consecutive trading day average price per share equal $100.00. Performance below target results in a 0% payout in respect of the stock price performance measure, and achievement at or above target results in a 100% payout in respect of the stock price performance measure.

NAMED EXECUTIVE OFFICER	TARGET GRANT VALUE – RETENTION EQUITY
Matthew Friend	$4,000,000
Robert Leinwand	—
Ann Miller	$3,000,000
Craig Williams	$6,000,000
Monique Matheson	$3,000,000
Heidi O'Neill	$6,000,000

The Compensation Committee selected a stock price performance metric as a means to incentivize senior management to drive sustainable and profitable growth, and because it is an objective and transparent measure of shareholder value. The Compensation Committee also determined that a portion of the retention awards should not be subject to any additional performance measure and vest (if at all) solely based on continued service, in order to balance promoting performance with long-term retention.

OTHER COMPENSATION

RETIREMENT PLANS

We maintain a U.S. tax qualified retirement savings plan—the 401(k) Plan—under which all eligible U.S. employees, including the NEOs, are able to make pre-tax and after-tax contributions from their cash compensation. We make annual matching contributions for all participants equal to 100% of their pre-tax contributions up to 5% of their total eligible compensation.

The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Plan, and also limits the amount of salary and annual cash incentive award ($345,000 for fiscal 2025) that may be taken into account when determining contributions under that plan. Accordingly, we provide our NEOs and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our DCP. We do not match deferrals to the DCP. Balances in the DCP, including the balances of the NEOs, are unsecured and at-risk, meaning that the balances may be forfeited in the event of the Company's financial distress, such as bankruptcy.

Fiscal 2025 matching contributions to the NEOs under the 401(k) Plan are included in the All Other Compensation column in the Summary Compensation Table on page 42.

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan allows eligible employees in the United States and in many countries outside of the United States, including the NEOs, to purchase Class B Stock through payroll deductions at a 15% discount to the market price on the first or last trading day of the six-month purchase period, depending on which day the stock price was lower.

PERQUISITES AND OTHER BENEFITS

Our executive compensation program includes limited perquisites and other personal benefits for our NEOs, which generally consist of home security and financial planning services. Given the nature of our business, from time to time certain Company employees, including certain executive officers, may also receive Company product, event tickets, or travel benefits that are not generally offered to all employees.

Effective June 1, 2024, consistent with the recommendation of an outside security provider hired by the Company to perform a comprehensive security assessment with respect to the CEO, Mr. Hill is entitled to unlimited personal use of Company aircraft, which is intended to increase his security, availability, and productivity. The unreimbursed incremental cost of his use is disclosed in the Summary Compensation Table on page 42.

Through the date of his retirement, Mr. Donahoe remained entitled to enhanced charitable gift matching under our Employee Matching Gift Program—a program designed to encourage and support employees in giving back to our communities and creating positive change—with an executive contribution limit of $1,000,000 per calendar year and Company matching on a 4:1 basis. All other NEOs (including Mr. Hill) participate in our standard Employee Matching Gift Program applicable to employees generally, without enhancement. Our Employee Matching Gift Program does not match employee contributions that benefit the employee, including contributions to the employee's personal or family foundation or to a non-profit organization that is managed or led by, or provides compensation or assistance to, the employee or a member of their family.

We do not provide any tax gross-ups on perquisites to our executive officers, other than for qualified relocation expenses in accordance with our standard relocation policy. Greater detail about the perquisites and personal benefits provided to our NEOs in fiscal 2025 is provided in the footnotes to the Summary Compensation Table on page 42.

NON-COMPETITION AGREEMENTS

In exchange for non-competition agreements from each of our NEOs, we have agreed to provide monthly payments during the non-compete period following termination of employment, as described in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control". We believe that it is appropriate to compensate individuals to refrain from working with competitors following termination, and that compensation enhances the enforceability of such agreements.

OTHER EMPLOYMENT ARRANGEMENTS

Except as otherwise described below with respect to Messrs. Hill and Donahoe and Mses. O'Neill and Matheson, we do not have employment contracts with any of our NEOs, and all of our NEOs are employed at-will.

OFFER LETTER WITH MR. HILL

Mr. Hill's CEO compensation arrangements were designed to tie his pay to Company performance in support of NIKE's "pay for performance" philosophy and to align his long-term economic interests with those of our shareholders. Accordingly, in connection with his appointment as President and CEO, Mr. Hill entered into an offer letter with the Company on September 19, 2024, which provides for:

- a base salary of $1,500,000,
- a target annual bonus under the PSP of 200% of base salary (prorated for fiscal 2025 based on the Company's standard methodology, consistent with our practice for all bonus-eligible employees), subject to the achievement of performance goals, and
- an annual target long-term incentive award under the SIP of $15,500,000, which, for fiscal 2025, was granted in the form of PSUs (50%), stock options (35%), and RSUs (15%), consistent with the mix of fiscal 2025 long-term incentive awards granted to other executive officers.

In addition, in order to make him whole for certain forfeited compensation from his prior roles, Mr. Hill received one-time equity and cash awards, including a sign-on RSU award with a target grant value of $3,000,000, vesting one-third per year on each anniversary of the grant date, and a one-time cash award equal to $4,000,000, payable in connection with his commencement of employment. Under Mr. Hill's offer letter, if, within two years following his start date, Mr. Hill voluntarily resigns from employment with the Company or is unable to continue working for the Company as a result of being subject to a non-compete agreement that prohibits Mr. Hill from working for the Company, Mr. Hill will be required to repay the full amount of the one-time cash award.

Mr. Hill will be eligible to participate in the Company's employee benefit plans and programs applicable to senior executives of the Company generally, as may be in effect from time to time, including, without limitation, participation in the Company's Relocation Policy (generally, with recognition for his prior service with the Company) and charitable gift matching under our standard Employee Matching Gift Program applicable to employees generally.

As part of standard compensation and benefit arrangements for senior executives, Mr. Hill also entered into a non-competition agreement, as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

TRANSITION LETTER WITH MR. DONAHOE

In connection with the CEO transition, the Compensation Committee affirmed the treatment of Mr. Donahoe's separation in accordance with the terms of his existing arrangements. Accordingly, on September 19, 2024, Mr. Donahoe entered into a letter agreement pursuant to which he continued to serve as President and CEO until Mr. Hill's appointment. From the date of Mr. Hill's appointment through the date of Mr. Donahoe's retirement on January 31, 2025, Mr. Donahoe continued to serve the Company as an advisor, during which time his annual base salary and employee benefit plan eligibility remained unchanged. Upon his retirement, Mr. Donahoe forfeited his fiscal 2025 PSP award in accordance with its terms, and forfeited outstanding unvested equity awards in accordance with their terms, except as provided for by virtue of his retirement eligibility under the terms and conditions of our equity award agreements (as described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

LETTER AGREEMENT WITH MS. O'NEILL

In connection with the organizational changes announced by the Company on May 5, 2025, including the elimination of the President, Consumer, Product & Brand role, on May 2, 2025, Ms. O'Neill ceased serving as President, Consumer, Product & Brand. As described in the 8-K filed on May 5, 2025, in connection with the foregoing, on May 2, 2025, the Company and Ms. O'Neill entered into a letter agreement pursuant to which Ms. O'Neill will remain a full-time non-executive employee through her separation from the Company on September 5, 2025, during which time her annual base salary and employee benefit eligibility will remain unchanged. The letter agreement also confirms that, (i) upon her separation of employment from the Company, Ms. O'Neill will be retirement eligible and her separation will constitute an involuntary termination without cause (or, as applicable, as a result of a reduction in force) for purposes of her equity awards that are outstanding on such separation date, and (ii) the non-competition agreement by and between Ms. O'Neill and the Company will remain in full force and effect pursuant to its terms, and the applicable Restriction Period (as defined in the non-competition agreement) will commence on the date of her separation of employment from the Company, such that Ms. O'Neill will be eligible to receive the benefits payable under the non-competition agreement upon an involuntary termination of employment without cause (as described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

LETTER AGREEMENT WITH MS. MATHESON

On November 24, 2024, the Company entered into a letter agreement with Ms. Matheson pursuant to which, as of January 6, 2025, she retired as Executive Vice President, Chief Human Resources Officer and an officer of the company. Under the terms of this letter agreement, Ms. Matheson will remain a full-time non-executive employee through her retirement from the Company in fiscal 2026, during which time her annual base salary, PSP and employee benefit eligibility will remain unchanged. The letter agreement also confirms that the non-competition agreement by and between Ms. Matheson and the Company will remain in full force and effect pursuant to its terms, and the Company will enforce the applicable Restriction Period (as defined in the non-competition agreement) to the extent provided in the letter agreement, as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

OUR COMPENSATION PROCESS

COMPENSATION COMMITTEE

The Compensation Committee oversees our executive compensation program, including determining the value and composition of the compensation package for each of our executive officers and setting annual performance goals for the CEO. In addition to any special actions the Compensation Committee may take throughout the year, the committee generally acts with respect to compensation for our NEOs during the fiscal year as follows:



Q1
- Finalize payouts for completed incentive awards
- Review executive officer performance
- Set CEO performance goals
- Set salaries and PSP target awards, and grant stock awards, for executive officers
- Set PSP and PSU metrics and goals

Q2
- Review and update peer group for upcoming fiscal year (generally every other year)

Q4
- Review and update executive compensation plan design and policies
- Review company performance and projected incentive award payouts

PEER GROUP

Given the competitive market for top-tier talent, the Compensation Committee uses a peer group based on certain factors and criteria outlined below to provide a reference for assessing executive compensation levels and practices. Based on the most recent review, Cisco Systems, Inc. was added to the peer group beginning with fiscal 2025, and American Express and Oracle Corporation were removed. Accordingly, the following peer group was considered for purposes of setting fiscal 2025 executive compensation:

Best Buy Company, Inc.	Microsoft Corporation	Starbucks Corporation
Cisco Systems, Inc.	Mondelez International, Inc.	Target Corporation
The Coca-Cola Company	Netflix, Inc.	TJX Companies
Kimberly-Clark Corporation	Pepsico, Inc.	Walmart Inc.
Lowe's Companies, Inc.	Procter & Gamble Company	The Walt Disney Company
McDonald's Corporation	Salesforce, Inc.	

The Compensation Committee reviews our compensation peer group periodically to determine the appropriate companies to include. In its review, the Compensation Committee considers companies based on the following factors and criteria:

- Publicly-traded, US-based companies, with revenues and market capitalization within a reasonable range of NIKE's revenue and market capitalization. At the time the committee approved the peer group, NIKE's revenue was at the 50th percentile of the peer group and NIKE's market capitalization was at the 43rd percentile of the peer group.

- Leading companies across retail, digital, and services spaces, with a focus on consumer products and having a top-tier brand value.
- Competitors for talent, aligned to NIKE's evolving business and talent strategies.
- Companies that list NIKE as a peer or are in NIKE's peer group as selected by a proxy advisory firm.

In addition to considering our peer group, the Compensation Committee also uses market survey data from third parties, including Aon, Willis Towers Watson, and Mercer, about a broader range of companies. The Compensation Committee generally does not set executive compensation at or near any particular percentile of peer group, or market, compensation. Instead, the committee considers compensation to be competitive if it is generally within a reasonable range of market median.

ROLE OF MANAGEMENT

The CEO makes compensation recommendations to, and participates in discussions with, the Compensation Committee regarding the compensation of each executive officer other than himself. In addition, our human resources staff regularly provides data, analysis, and recommendations to the committee regarding executive compensation.

The Compensation Committee meets regularly in executive session without the CEO or other management present to discuss our executive compensation program. Such executive sessions include discussions about, among other topics, the CEO's performance and compensation and the design and operation of our executive compensation plans.

ROLE OF COMPENSATION CONSULTANT

The Compensation Committee has the authority, in its sole discretion, to retain compensation consultants to assist the committee in overseeing our executive compensation program. The Compensation Committee chose not to retain any such consultants in fiscal 2025. However, in connection with the committee's analysis and decision-making regarding the fiscal 2025 executive compensation program, the Compensation Committee supplemented peer group data with information from surveys and reports containing competitive market data from Aon, Willis Towers Watson, and Mercer, which are obtained by our human resources staff.

OTHER COMPENSATION PRACTICES

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for executive officers that are designed to further align the interests of our executive officers with those of our shareholders. Under the guidelines, each executive officer is required to hold NIKE stock valued at the following multiple of their annual base salary:

POSITION	OWNERSHIP LEVEL	
Chief Executive Officer		8X Base Salary
Other Executive Officers (including NEOs)		3X Base Salary

New executive officers are required to attain these ownership levels within five years of their appointment. For purposes of calculating ownership, we exclude unvested PSUs that remain subject to performance-based vesting conditions as well as all stock options (whether vested or unvested). As of May 31, 2025, the CEO and each of our other executive officers, including each other NEO, has met or is on track to meet the applicable ownership guideline within the requisite period.

HEDGING AND PLEDGING

The Company's Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) prohibits directors, executive officers, and other designated insiders (based on seniority and department) from engaging in transactions involving hedging, monetization, or short sales of NIKE stock, including zero-cost collars and forward sale contracts. The policy also requires directors and executive officers, along with members of their families and households, to obtain pre-approval from the Company's Chairman or CEO before pledging NIKE stock. Before any such approval is granted, the Company's Clearance Director considers the size of the pledge relative to the individual's other holdings, both direct and indirect, and NIKE's shares outstanding; the risk of foreclosure given the nature of the associated transaction; protections against the appearance of insider trading, including prohibitions on sales during trading blackouts; and the ability to timely report sales on Form 4.

CHANGE-IN-CONTROL PROVISIONS

PSP awards do not accelerate upon a change in control. PSU, stock option, and RSU awards are subject only to "double-trigger" accelerated change-in-control vesting, meaning that vesting is accelerated only if there is a change in control of the Company, and within the following two years, either the acquiring entity fails to assume the awards or the employee's employment is terminated by the acquirer without cause or by the employee for good reason. This double-trigger acceleration is intended to encourage executive retention through a period of uncertainty. The Compensation Committee believes that this approach will enhance shareholder value in the context of an acquisition and align executives' interests with those of investors. The effect of change-in-control transactions on stock-based awards is described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

CLAWBACK

In December 2023, the Company adopted a revised clawback policy regarding accounting restatements in connection with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and corresponding NYSE listing standards. The clawback policy generally requires recoupment of erroneously awarded incentive-based compensation (including any compensation granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure) received by current and former executive officers (as defined in Rule 10D-1 of the Exchange Act), including our NEOs, during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under U.S. federal securities laws.

In addition to the clawback policy, the Company maintains clawback provisions in the PSP and all of our equity award agreements (including all time-vesting equity awards) that generally permit recoupment in the event of the recipient's theft, embezzlement, fraud, breach of confidentiality or other applicable restrictive covenants, or material breach of contract.

RISK ASSESSMENT

At the Compensation Committee's request, management prepared an assessment of potential risks associated with the Company's fiscal 2025 compensation programs, including any risk that would be reasonably likely to have a material adverse effect on the Company. This included an assessment of risks associated with each element of executive compensation. The assessment considered certain design features of the compensation program that reduce the likelihood of excessive risk taking, such as reasonable performance targets, capped incentive compensation payouts, a balance of short- and long-term incentives, a balance of cash- and stock-based incentives, vesting of awards over time, and the potential for clawback of incentive compensation. In addition, for stock-based compensation, we have adopted stock ownership guidelines, provided for limited accelerated vesting of PSUs, stock options, and RSUs upon termination of employment, and provided for only double-trigger accelerated vesting of stock-based awards upon a change in control. The Compensation Committee reviewed the risk assessment and concluded that our compensation programs and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for "covered employees". While the Compensation Committee seeks to preserve tax deductibility in developing and implementing our executive compensation program, the committee also believes that it is important to maintain flexibility in administering compensation programs in a manner designed to promote varying corporate goals and the interests of our shareholders. Accordingly, we have not adopted a policy that all compensation must qualify as deductible for tax purposes and retain the ability to provide compensation that may not qualify as deductible under Section 162(m).

TIMING OF DECISIONS

In accordance with Item 402(x) of Regulation S-K, we are providing information regarding our procedures related to the grant of stock option awards close in time to the release of material non-public information. Although we do not have a policy, practice or obligation that requires us to grant stock options (or other equity or equity-based awards) on specific dates, we have adopted insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our employees, directors, officers, and consultants.

Our insider trading policies and procedures prohibit our employees, directors, officers, and consultants from, among other things, trading in our securities while in possession of material non-public information. The trading restrictions set out in the Company's Insider Trading Policy expressly apply to any sale of stock purchased upon exercise of a stock option. We have also adopted a Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) designed to help prevent accidental violations of the law and to avoid even the appearance of trading on inside information. The Blackout and Pre-clearance Policy generally prohibits directors, executive officers, and other designated insiders from, among other things, trading in NIKE securities during the period beginning on the fifteenth day of the last month of each fiscal quarter and ending after the first full trading day following the public release of the Company's earnings for that quarter (and during event-specific blackouts). Moreover, the Blackout and Pre-clearance Policy requires directors and executive officers, along with members of their families and households, to obtain pre-approval from the Company's Chairman or CEO before pledging NIKE stock. Before any such approval is granted, the Company's Clearance Director considers, among other factors, protections against the appearance of insider trading, including prohibitions on sales during trading blackouts.

Neither our Board nor our Compensation Committee takes material non-public information into account when determining the timing of equity awards, nor do we time the disclosure of material non-public information for the purpose of affecting the value of executive compensation. The Compensation Committee determined in June 2024 to align the grant date for long-term incentive awards to executive officers (including NEOs) with the grant date for employees below the executive officer level. Accordingly, awards for fiscal 2025 were granted to executive officers (including NEOs, other than Mr. Hill and Mr. Leinwand's supplemental award) on September 1, 2024. We generally issue non-annual equity awards to our executive officers on a limited and infrequent basis, and not in accordance with any fixed schedule.

During fiscal 2025, there were no stock option awards granted to any NEO within four business days preceding the filing of any report on Forms 10-K, 10-Q, or 8-K that discloses material nonpublic information.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:

- Timothy Cook, Chair
- Cathleen Benko
- Mónica Gil

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation of each NEO for fiscal years 2025, 2024, and 2023 (as applicable).

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	BONUS[2] ($)	STOCK AWARDS[3] ($)	OPTION AWARDS[4] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL ($)
Elliott Hill President and Chief Executive Officer	2025	951,923	4,000,000	14,887,893	5,832,678	—	345,574	26,018,068
Matthew Friend Executive Vice President and Chief Financial Officer	2025	1,250,000	—	9,788,426	3,048,046	—	17,250	14,103,722
	2024	1,298,077	—	5,221,473	2,878,629	975,000	17,331	10,390,510
	2023	1,221,154	—	4,080,045	2,415,790	2,425,000	15,250	10,157,239
Robert Leinwand Executive Vice President, Chief Legal Officer	2025	795,749	—	3,875,030	2,162,574	—	21,128	6,854,481
Ann Miller Executive Vice President, Global Sports Marketing	2025	1,100,000	—	6,937,464	2,095,533	—	37,914	10,170,911
Craig Williams Executive Vice President, Chief Commercial Officer	2025	1,250,000	—	11,451,291	3,048,046	—	17,250	15,766,587
	2024	1,272,115	—	5,221,473	2,878,629	975,000	16,500	10,363,717
John Donahoe II Former President and Chief Executive Officer	2025	1,009,615	—	15,348,756	7,239,086	—	4,845,255	28,442,712
	2024	1,557,692	—	12,400,986	6,836,722	1,950,000	6,439,301	29,184,701
	2023	1,500,000	—	13,220,455	7,247,371	6,770,000	4,052,059	32,789,885
Monique Matheson Former Executive Vice President, Chief Human Resources Officer	2025	1,100,000	—	6,937,464	2,095,533	—	17,250	10,150,247
Heidi O'Neill Former President, Consumer, Product & Brand	2025	1,250,000	—	11,451,291	3,048,046	—	17,250	15,766,587
	2024	1,298,077	—	5,221,473	2,878,629	975,000	26,208	10,399,387
	2023	1,250,000	—	4,080,045	2,415,790	2,425,000	15,250	10,186,085

(1) *Salary amounts for fiscal 2025 and 2023 reflect 26 bi-weekly pay periods, compared with 27 bi-weekly pay periods for fiscal 2024.*

(2) *Reflects the sign-on cash award granted to Mr. Hill in connection with his appointment as President and CEO.*

(3) *Represents the grant date fair value of RSU and PSU awards, in each case computed in accordance with accounting guidance applicable to stock-based compensation. For RSUs, the grant date fair value was computed based on the closing market price of our Class B Stock on the grant date. For PSUs, the grant date fair value was computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The assumptions made in determining the grant date fair value of PSUs under applicable accounting guidance are disclosed in footnote 5 of "Grants of Plan-Based Awards in Fiscal 2025". For fiscal 2025, the grant date fair value of the PSU awards that were granted as annual long-term incentive awards was: $9,609,352 for Mr. Hill, $5,212,730 for Messrs. Friend and Williams and Ms. O'Neill, $3,032,592 for Mr. Leinwand, $3,583,771 for Mses. Miller and Matheson, and $12,380,064 for Mr. Donahoe. Assuming that the maximum level of performance conditions is achieved, such PSU award values would be: $15,812,122 for Mr. Hill, $8,333,166 for Messrs. Friend and Williams and Ms. O'Neill, $5,474,789 for Mr. Leinwand, $5,729,083 for Mses. Miller and Matheson, and $19,791,000 for Mr. Donahoe.*

(4) *Represents the grant date fair value of options granted in the applicable fiscal year computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The assumptions made in determining the grant date fair value of options under applicable accounting guidance are disclosed in Note 9 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2025.*

(5) Non-Equity Incentive Plan Compensation consists of the following:

NAME	Year	ANNUAL INCENTIVE COMPENSATION[a] ($)	LONG-TERM INCENTIVE COMPENSATION[b] ($)	TOTAL ($)
Elliott Hill	2025	—	—	—
Matthew Friend	2025	—	—	—
	2024	975,000	—	975,000
	2023	1,785,000	640,000	2,425,000
Robert Leinwand	2025	—	—	—
Ann Miller	2025	—	—	—
Craig Williams	2025	—	—	—
	2024	975,000	—	975,000
John Donahoe II	2025	—	—	—
	2024	1,950,000	—	1,950,000
	2023	3,570,000	3,200,000	6,770,000
Monique Matheson	2025	—	—	—
Heidi O'Neill	2025	—	—	—
	2024	975,000	—	975,000
	2023	1,785,000	640,000	2,425,000

(a) Amounts shown were earned for performance in the applicable fiscal year under our PSP.

(b) Amounts shown were earned for performance during the three-year period ending with the applicable fiscal year under the NIKE, Inc. Amended and Restated Long-term Incentive Plan ("LTIP"). Beginning with the fiscal 2022 – 2024 performance period, LTIP awards were replaced by PSUs.

(6) For fiscal 2025, includes Company matching contributions to the 401(k) Plan in the amount of $17,250 for Messrs. Friend, Leinwand, and Williams and Mses. Miller, Matheson, and O'Neill. The amount for Mr. Hill includes $243,649 in aggregate incremental cost to the Company for personal use of the Company's aircraft, $75,614 in relocation-related benefits, including $31,993 in tax gross-ups in accordance with our standard relocation policy, and the value of security services, spousal travel to and attendance at a Company-sponsored function, and Company-related merchandise. The amount for Ms. Miller also includes the value of financial advisory services, spousal travel to and attendance at a Company-sponsored function, and Company-related merchandise. The amount for Mr. Donahoe includes Company matching contributions to the 401(k) Plan in the amount of $7,508, $4,000,000 in charitable matching contributions made by the Company, $750,000 in accrued non-compete payments, and $87,747 in aggregate incremental cost to the Company for personal use of the Company's aircraft. The aggregate incremental cost for personal use of the Company's aircraft is determined based on the variable operating cost to the Company, including the cost of fuel, maintenance, crew travel expenses, landing fees, parking fees, in-flight food and beverage, and other smaller variable costs associated with each flight.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2025

The following table sets forth information concerning the performance-based annual cash incentive opportunities and PSUs, RSUs, and stock options granted to the NEOs in fiscal 2025.

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[4] (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[5] ($)
Elliott Hill			562,500	2,250,000	4,500,000							
	10/14/2024	9/18/2024				24,222	96,888	193,776				9,609,352
	10/14/2024	9/18/2024							29,067			2,371,867
	10/14/2024	9/18/2024							35,621			2,906,674
	10/14/2024	9/18/2024								227,750	81.60	5,832,678
Matthew Friend			375,000	1,500,000	3,000,000							
	9/1/2024	6/25/2024				12,502	50,007	100,014				5,212,730
	9/1/2024	6/25/2024							15,002			1,249,967
	9/1/2024	6/25/2024								117,549	83.32	3,048,046
	9/18/2024	9/18/2024							49,110			3,325,729
Robert Leinwand			270,000	1,080,000	2,160,000							
	9/1/2024	7/16/2024				766	3,063	61,126				319,287
	9/1/2024	7/16/2024							6,126			510,418
	9/1/2024	7/16/2024								24,504	83.32	635,389
	11/25/2024	11/8/2024				7,830	31,317	62,634				2,713,305
	11/25/2024	11/8/2024							4,189			332,020
	11/25/2024	11/8/2024								60,244	79.26	1,527,185
Ann Miller			330,000	1,320,000	2,640,000							
	9/1/2024	6/25/2024				8,595	34,380	68,760				3,583,771
	9/1/2024	6/25/2024							10,314			859,362
	9/1/2024	6/25/2024								80,815	83.32	2,095,533
	9/18/2024	9/18/2024							36,833			2,484,331
Craig Williams			375,000	1,500,000	3,000,000							
	9/1/2024	6/25/2024				12,502	50,007	100,014				5,212,730
	9/1/2024	6/25/2024							15,002			1,249,967
	9/1/2024	6/25/2024								117,549	83.32	3,048,046
	9/18/2024	9/18/2024							73,665			4,988,594
John Donahoe II			750,000	3,000,000	6,000,000							
	9/1/2024	6/25/2024				29,692	118,765	237,530				12,380,064
	9/1/2024	6/25/2024							35,630			2,968,692
	9/1/2024	6/25/2024								279,178	83.32	7,239,086
Monique Matheson			330,000	1,320,000	2,640,000							
	9/1/2024	6/25/2024				8,595	34,380	68,760				3,583,771
	9/1/2024	6/25/2024							10,314			859,362
	9/1/2024	6/25/2024								80,815	83.32	2,095,533
	9/18/2024	9/18/2024							36,833			2,494,331
Heidi O'Neill			375,000	1,500,000	3,000,000							
	9/1/2024	6/25/2024				12,502	50,007	100,014				5,212,730
	9/1/2024	6/25/2024							15,002			1,249,967
	9/1/2024	6/25/2024								117,549	83.32	3,048,046
	9/18/2024	9/18/2024							73,665			4,988,594

(1) These amounts represent the potential performance-based annual cash incentive awards payable for performance during fiscal 2025 under our PSP. Under this plan, the Compensation Committee approved target awards for fiscal 2025 based on a percentage of the executive's salary as follows: Mr. Hill, 200%, prorated for fiscal 2025; Mr. Friend, 120%; Mr. Leinwand, 120%; Ms. Miller, 120%; Mr. Williams, 120%; Mr. Donahoe, 200%; Ms. Matheson, 120%; and Ms. O'Neill, 120%. Fiscal 2025 PSP awards were eligible to be earned between 0% and 200% of target based on Company performance on two equally-weighted metrics—Adjusted Revenue and Adjusted EBIT—during fiscal 2025. Actual award payouts earned in fiscal 2025 and paid in fiscal 2026 are shown in the Summary Compensation Table.

(2) *These amounts represent grants of PSUs and one-time equity retention awards under the SIP. The PSUs are eligible to be earned between 0% and 200% of target based on Relative TSR between September 1, 2024 and August 31, 2027, subject to a cap of 100% of target if Absolute TSR for the performance period is negative. If Relative TSR is at or above the threshold performance goal, the Compensation Committee may adjust the earnout upwards or downwards by up to 20 percentage points based on a holistic assessment of the Company's performance during fiscal years 2025, 2026, and 2027 with respect to employee engagement and inclusion, employee retention, and sustainability. Earned PSUs will vest in September 2027 and are generally subject to continued employment through the vesting date. The one-time equity retention awards granted on September 18, 2024 will cliff vest on September 18, 2026 and are earned 50% subject to continuous service through the scheduled vesting date, and 50% subject to continuous service through the scheduled vesting date and the achievement of a $100.00 stock price performance measure. The portion of the award subject to the stock price performance measure will be earned at 100% if such performance measure is achieved or at 0% if such performance measure is not achieved. Vesting for PSUs and one-time equity retention awards will be accelerated in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". PSUs and one-time equity retention awards accumulate cash dividend equivalents that are paid only when, and to the extent, they vest.*

(3) *Amounts reported in this column represent grants of RSUs under the SIP. Mr. Hill's grant of 35,621 RSUs represents his sign-on RSU award which vests in three equal installments on the first three anniversaries of the grant date. All other RSUs vest in four equal installments on September 1 of 2025, 2026, 2027, and 2028. Vesting for all RSUs will be accelerated in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". All RSUs accumulate cash dividend equivalents that are only paid upon vesting.*

(4) *Amounts reported in this column represent stock options granted under the SIP which become exercisable in four equal installments on September 1 of 2025, 2026, 2027, and 2028. Options become exercisable in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.*

(5) *For stock awards, represents the grant date fair value of (a) RSUs based on the closing market price of our Class B Stock on the grant date and (b) PSUs based on a value of $67.72 – $104.24 per share computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The Monte Carlo simulation was performed using the remaining performance period of 2 – 3 years and assuming an expected volatility of 34.56% – 35.72% and risk-free interest rate of 3.54% – 4.12%. The expected volatility was based on an analysis of the historical volatility of the Class B Stock on the grant date for 2 – 3 years. The risk-free interest rate corresponding with the remaining performance period was calculated using the U.S. Treasury (constant maturity) risk-free rates in effect on the grant date for a 2- and 3-year period. For option awards, represents the grant date fair value of stock options granted based on a value of $25.35 – $25.93 per share, calculated using the Black-Scholes option pricing model. The assumptions made in determining option values are disclosed in Note 9 to Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2025. Stock and option award values were computed in accordance with accounting guidance applicable to stock-based compensation.*

OUTSTANDING EQUITY AWARDS AT MAY 31, 2025

The following table sets forth information concerning outstanding stock options, PSUs, and RSUs held by the NEOs at May 31, 2025.

	OPTION AWARDS				STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Elliott Hill	—	227,750[4]	81.60	10/14/2034	64,688	3,919,446	24,222	1,467,611
Matthew Friend	23,000	—	57.87	7/15/2026				
	30,000	—	59.10	7/20/2027				
	35,000	—	77.54	8/1/2028				
	36,095	—	83.12	8/1/2029				
	77,197	—	97.61	8/1/2030				
	32,752	10,917[5]	167.51	8/1/2031				
	37,594	37,594[6]	114.30	8/1/2032				
	20,686	62,057[7]	109.40	8/1/2033				
	—	117,549[4]	83.32	9/1/2034	51,291	3,107,722	46,313	2,806,105
Robert Leinwand	11,000	—	57.87	7/15/2026				
	15,000	—	59.10	7/20/2027				
	19,770	—	82.20	9/1/2028				
	23,670	—	84.50	9/1/2029				
	30,760	—	97.61	8/1/2030				
	13,864	4,621[5]	167.51	8/1/2031				
	11,136	11,136[6]	114.30	8/1/2032				
	5,554	16,662[7]	109.40	8/1/2033				
	—	24,504[8]	83.32	9/1/2034				
	—	60,244[4]	79.26	11/25/2034	27,732	1,680,282	9,522	576,938

NAME	OPTION AWARDS				STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Ann Miller	4,942	—	82.20	9/1/2028				
	11,834	—	84.50	9/1/2029				
	18,560	—	114.84	9/1/2030				
	8,850	2,950[5]	164.56	9/1/2031				
	32,224	32,223[6]	114.30	8/1/2032				
	14,222	42,664[7]	109.40	8/1/2033				
	—	80,815[4]	83.32	9/1/2034	37,533	2,274,124	33,375	2,022,191
Craig Williams	30,355	—	82.36	2/10/2029				
	36,095	—	83.12	8/1/2029				
	30,760	—	97.61	8/1/2030				
	23,565	7,855[5]	167.51	8/1/2031				
	18,932	18,932[6]	114.30	8/1/2032				
	20,686	62,057[7]	109.40	8/1/2033				
	—	117,549[4]	83.32	9/1/2034	75,222	4,557,701	58,590	3,549,968
John Donahoe II	236,843	—	102.16	1/31/2029				
	767,544	—	102.16	1/31/2029				
	239,575	—	97.61	1/31/2029				
	152,839	—	167.51	1/31/2029				
	225,564	—	114.30	1/31/2029				
	196,514	—	109.40	1/31/2029	—	—	3,300	199,947
Monique Matheson	20,000	—	77.54	8/1/2028				
	87,658	—	83.12	8/1/2029				
	77,197	—	97.61	8/1/2030				
	32,752	10,917[5]	167.51	8/1/2031				
	32,224	32,223[6]	114.30	8/1/2032				
	14,222	42,664[7]	109.40	8/1/2033				
	—	80,815[4]	83.32	9/1/2034	37,533	2,274,124	33,375	2,022,191
Heidi O'Neill	25,000	—	77.54	8/1/2028				
	61,360	—	83.12	8/1/2029				
	77,197	—	97.61	8/1/2030				
	38,211	12,736[5]	167.51	8/1/2031				
	37,594	37,594[6]	114.30	8/1/2032				
	20,686	62,057[7]	109.40	8/1/2033				
	—	117,549[4]	83.32	9/1/2034	63,569	3,851,646	58,590	3,549,968

(1) Stock options generally become exercisable in four equal installments on each of the first four anniversaries of the grant date.

(2) Reflects RSUs and one-time equity retention awards that vest as described in the table below. The retention awards granted in fiscal 2025 represent the portion of one-time equity retention awards that will be earned subject to continuous service through the scheduled vesting date. The PSUs for the fiscal 2023 – 2025 performance period that were scheduled to cliff vest on August 1, 2025 were earned at 0% based on three-year Relative TSR, and therefore no amount is shown.

NAME	FISCAL YEAR OF GRANT	NUMBER OF UNVESTED UNITS	VESTING SCHEDULE
Elliott Hill	2025	35,621	RSUs subject to three-year pro-rata vesting on 10/14/2025, 10/15/2026, and 10/15/2027
	2025	29,067	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
Matthew Friend	2025	15,002	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	24,555	One-time equity retention award will cliff vest on 09/18/2026
	2024	7,404	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	4,330	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
Robert Leinwand	2025	4,189	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	6,126	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2024	2,468	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	13,712	RSUs subject to four-year pro-rata vesting; 100% of the remaining units vest on 2/10/2026
	2023	1,237	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
Ann Miller	2025	10,314	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	18,417	One-time equity retention award will cliff vest on 09/18/2026
	2024	5,091	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	3,711	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
Craig Williams	2025	15,002	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	36,833	One-time equity retention award will cliff vest on 09/18/2026
	2024	7,404	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	2,103	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
	2023	13,880	RSUs scheduled to vest in two equal tranches on 1/10/2024 and 7/10/2025; 100% of the remaining units vest on 7/10/2025
Monique Matheson	2025	10,314	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	18,417	One-time equity retention award will cliff vest on 09/18/2026
	2024	5,091	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	3,711	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
Heidi O'Neill	2025	15,002	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	36,833	One-time equity retention award will cliff vest on 09/18/2026
	2024	7,404	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	4,330	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025

(3) *Reflects PSUs and one-time equity retention awards that vest as described in the table below assuming performance (a) at the maximum level (100%) for the retention awards granted in fiscal 2025 and (b) at the threshold level (25%) for the PSUs. The retention awards granted in fiscal 2025 represent the portion of one-time equity retention awards that will be earned at 0% or 100% based on achievement of a $100.00 stock price performance measure. The PSUs for the fiscal 2025 – 2027 performance period will be earned between 0% and 200% based on Relative TSR between September 1, 2024 and August 31, 2027 and subject to the People & Planet modifier. The PSUs for the fiscal 2024 – 2026 performance period will be earned between 0% and 200% based on Relative TSR over the applicable three-year performance period and subject to the People & Planet modifier.*

NAME	FISCAL YEAR OF GRANT / PERFORMANCE PERIOD	NUMBER OF UNEARNED, UNVESTED UNITS	VESTING SCHEDULE
Elliott Hill	2025 - 2027	24,222	Earned units will cliff vest on 9/1/2027
Matthew Friend	2025 - 2027	12,502	Earned units will cliff vest on 9/1/2027
	2025	24,555	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	9,256	Earned units will cliff vest on 8/1/2026
Robert Leinwand	2025 - 2027	7,830	Earned units will cliff vest on 9/1/2027
	2025 - 2027	766	Earned units will cliff vest on 9/1/2027
	2024 - 2026	926	Earned units will cliff vest on 8/1/2026
Ann Miller	2025 - 2027	8,595	Earned units will cliff vest on 9/1/2027
	2025	18,416	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	6,364	Earned units will cliff vest on 8/1/2026
Craig Williams	2025 - 2027	12,502	Earned units will cliff vest on 9/1/2027
	2025	36,832	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	9,256	Earned units will cliff vest on 8/1/2026
John Donahoe II	2025 - 2027	3,300	Earned units will cliff vest on 9/1/2027
Monique Matheson	2025 - 2027	8,595	Earned units will cliff vest on 9/1/2027
	2025	18,416	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	6,364	Earned units will cliff vest on 8/1/2026
Heidi O'Neill	2025 - 2027	12,502	Earned units will cliff vest on 9/1/2027
	2025	36,832	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	9,256	Earned units will cliff vest on 8/1/2026

(4) *25% of these options will vest on September 1, 2025, 25% will vest on September 1, 2026, 25% will vest on September 1, 2027, and 25% will vest on September 1, 2028.*

(5) *100% of these options will vest on August 1, 2025.*

(6) *50% of these options will vest on August 1, 2025 and 50% will vest on August 1, 2026.*

(7) *33% of these options will vest on August 1, 2025, 33% will vest on August 1, 2026, and 33% will vest on August 1, 2027.*

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2025

The following table sets forth information concerning stock option exercises and vesting of RSUs during fiscal 2025 for each of the NEOs on an aggregated basis.

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
Elliott Hill	—	—	—	—
Matthew Friend	—	—	25,567	2,197,791
Robert Leinwand	—	—	10,149	729,553
Ann Miller	—	—	7,172	526,992
Craig Williams	—	—	37,818	2,752,754
John Donahoe II	—	—	26,079	1,925,934
Monique Matheson	—	—	8,722	644,120
Heidi O'Neill	—	—	25,977	2,228,069

NON-QUALIFIED DEFERRED COMPENSATION IN FISCAL 2025

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN FISCAL 2025[1]	AGGREGATE EARNINGS IN FISCAL 2025	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS IN FISCAL 2025	AGGREGATE BALANCE AT MAY, 31 2025[1]
Elliott Hill	DCP	$317,308	$697,985	$(822,916)	$9,463,259
Matthew Friend	DCP	—	$57,180	—	$737,708
Robert Leinwand	DCP	$528,427	$337,989	—	$4,175,485
Ann Miller	DCP	—	$2,266	—	$39,946
Craig Williams	DCP	$960,289	$184,520	—	$2,229,257
John Donahoe II	DCP	—	$77,327	—	$1,050,614
Monique Matheson	DCP	—	$1,004,910	—	$11,785,201
Heidi O'Neill	DCP	$195,000	$510,227	—	$6,582,382

(1) All amounts reported in the Executive Contributions column are also included in amounts reported in the Summary Compensation Table. Of the amounts reported in the Aggregate Balance column, the following amounts have been reported in the Summary Compensation Tables in this proxy statement or in prior year proxy statements: Mr. Hill, $764,819 (Mr. Hill was an NEO in FY 2019-2020 and FY 2025); Mr. Friend, $9,503 (Mr. Friend has been an NEO since FY 2020); Mr. Leinwand, $528,427 (Mr. Leinwand has not previously been an NEO); Mr. Williams, $1,776,654 (Mr. Williams has been an NEO since FY 2024); Mr. Donahoe, $63,695 (Mr. Donahoe was an NEO from FY 2020 to FY 2025); Ms. Matheson, $617,417 (Ms. Matheson was an NEO in FY 2020 an FY 2025); and Ms. O'Neill, $1,855,906 (Ms. O'Neill has been an NEO since FY 2021).

NON-QUALIFIED DEFERRED COMPENSATION PLANS

The NEOs are eligible to participate in our DCP. Participants in the DCP may elect in advance to defer up to 75 percent of their annual base salary, and up to 100 percent of their bonus.

We may make annual profit sharing contributions to defined contribution retirement plans. The contributions are allocated among eligible employees based on a percentage of their total salary and bonus for the year. To the fullest extent permitted under Internal Revenue Code limitations, these contributions are made to employees' accounts under our qualified 401(k) Savings and Profit Sharing Plan. Contributions based on salary and bonus in excess of the tax law limit ($345,000 for fiscal 2025) are made as NIKE contributions under the DCP.

Amounts deferred under the DCP are credited to a participant's account under the DCP. Each participant may allocate his or her account among any combination of the investment options available under the DCP. Participants' accounts are adjusted to reflect the investment performance of the investment options selected by the participants. Participants can change the allocation of their account balances daily. The investment options available under the DCP consist of 18 mutual funds with a variety of investment objectives and five risk-based portfolios. The investment options had annual returns in fiscal 2025 ranging from 0.96% to 14.02%. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

The table below lists the available investment options under the Deferred Compensation Plan and their annual return as of May 31, 2025.

NAME OF FUND	ANNUAL RATE OF RETURN AS OF MAY 31, 2025
Fidelity VIP Emerging Markets Initial	12.03%
Goldman Sachs VIT Government MMkt Instl	4.74%
Macquarie VIP Small Cap Value Series Svc	0.96%
MFS VIT II International Intrinsic Value Svc	14.02%
PIMCO VIT Real Return Ad	5.85%
Vanguard VIF Balanced	11.20%
Vanguard VIF Capital Growth	3.43%
Vanguard VIF Equity Income	10.01%
Vanguard VIF Equity Index	13.37%
Vanguard VIF Global Bond Index	5.66%
Vanguard VIF High Yield Bond Inv	8.69%
Vanguard VIF International Inv	11.80%
Vanguard VIF Mid Cap Index	12.12%
Vanguard VIF Real Estate Index	11.70%
Vanguard VIF Short Term Inv Grade I	6.85%

Vanguard VIF Small Company Growth	0.98%
Vanguard VIF Total Bond Market Index	5.30%
Vanguard VIF Total Intl Stk Mkt Idx	12.75%

The portion of a participant's account attributable to elective deferrals, including investment returns, is fully vested at all times. The portion of a participant's account attributable to NIKE contributions, including investment returns, is fully vested after the participant has been employed by us for five years. All of the NEOs are fully vested in their NIKE contributions.

Each time they elect to defer compensation, participants make an election regarding distribution of the compensation deferred under the election (as adjusted to reflect investment performance). A participant may elect for distribution to be made in a lump sum at the beginning of a predetermined year while the participant is still employed or in service (but no sooner than the fourth year after the year in which the distribution election is submitted). Alternatively, a participant may elect for distribution to be made in a lump sum or in quarterly installments over five, ten or fifteen years after termination of employment or service. Participants have limited rights to change their distribution elections. Participants may make a hardship withdrawal under certain circumstances. Subject to certain limitations, a participant may also at any time request to withdraw amounts from his or her account balance that were vested as of December 31, 2004 (and any subsequent investment returns on such amount). If such request is approved, the participant may withdraw 90% of the amount requested, and the remaining 10% will be permanently forfeited.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company does not maintain individual severance or change in control agreements with our NEOs, and, except as otherwise described above with respect to Mr. Hill in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements", we do not have employment contracts with any of our current NEOs, all of whom are employed at-will.

However, our NEOs, including our current NEOs, are entitled to payments and benefits in connection with certain termination events pursuant to the standard terms and conditions of our equity award agreements under the SIP, as described below under the section titled "Equity Award Agreements". In addition, we have non-competition agreements with each of our NEOs, pursuant to which our NEOs may be entitled to receive monthly payments during the applicable post-termination noncompetition period, as described below under the section titled "Non-competition Agreements". Each of our former NEOs is party to a letter agreement setting forth their entitlements under such equity award and non-competition agreements, as described in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements".

These payments and benefits for both our current and former NEOs are described further below and, as applicable, quantified in the table, under the section titled "Summary of Potential Payments". A glossary of certain defined terms applicable to these agreements is included at the end of this section.

EQUITY AWARD AGREEMENTS

TERMINATION TREATMENT

As of May 31, 2025, each NEO held stock options, RSUs, and PSUs under the SIP, as listed in the Outstanding Equity Awards table above. Each award is evidenced by an award agreement that sets forth the terms and conditions of the award and the effect of any termination event or a change in control on unvested awards. As discussed elsewhere in this proxy statement, the Compensation Committee approved changes to the payments and benefits triggered on certain employment terminations (other than in connection with a change in control) under the Company's stock option, RSU, and PSU award agreements, including with respect to long-term incentive award grants made to our NEOs, beginning with the fiscal 2025 grants. As a result, the effect of a termination event on outstanding stock option, RSU, and PSU awards varies according to whether the award was granted on or after the September 1, 2024 annual grant (the "Current Options" and "Current Stock Awards", as applicable) or prior to the September 1, 2024 annual grant (the "Prior Options" and "Prior Stock Awards", as applicable), as described in the award summaries below.

STOCK OPTIONS

Death or Disability

Upon the death or disability of the holder:

- unvested options will vest, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original 10-year term.

Involuntary Termination without Cause

<u>Current Options</u>

If the holder experiences an "involuntary termination" of employment by the Company without cause, then subject to the holder signing a general waiver and release of claims:

- a prorated portion of outstanding unvested options will vest and become exercisable based on the number of months elapsed in the vesting period prior to the termination of employment (less amounts already vested) and the remainder will be forfeited, and
- vested options (including such accelerated options) will be exercisable for up to one year following termination of employment, but not beyond each option's original term.

<u>Prior Options (granted after fiscal 2020)</u>

Upon a termination of employment due to a "divestiture" or "reduction in force" that is not a change in control, then subject to the holder signing a general waiver and release of claims:

- options that are scheduled to vest within one year following the termination will vest, and become exercisable, and all other unvested options will be forfeited, and
- vested options will be exercisable for up to one year following termination of employment, but not beyond each option's original term.

If the holder's employment is involuntarily terminated by the Company without cause for any other reason:

- options that are unvested will be forfeited, and
- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

Retirement

<u>Current Options</u>

In the event of a holder's "involuntary termination" or voluntary resignation, in each case when the holder is "retirement eligible", the following treatment will apply, as applicable:

- Unvested options that have been outstanding for at least one year will vest and become exercisable, and vested options will be exercisable for four years following retirement, but not beyond each option's original term.
- The treatment of unvested options that have been outstanding for less than one year will vary based on the termination event:
  - If the holder voluntarily resigns when retirement eligible, then all such options will be forfeited, and vested options (if any) may be exercisable up to three months after the termination of employment, but not beyond each option's original term.
  - If instead the holder experiences an involuntary termination when retirement eligible, then a prorated portion of such options that are unvested will vest and become exercisable based on the number of months elapsed in the vesting period prior to the termination of employment and the remainder of such options will be forfeited, and vested options will be exercisable for up to one year following termination of employment.

<u>Prior Options</u>

If the holder's employment terminates because of the holder's "early retirement" or the holder is terminated as a result of a "divestiture" or "reduction in force" when eligible for "early retirement":

- unvested options will continue to vest according to the schedule specified in the agreement, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original term.

If the holder's employment terminates because of the holder's "normal retirement" or the holder is terminated as a result of a "divestiture" or "reduction in force" when eligible for "normal retirement":

- unvested options will vest, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original term.

Other Termination Scenarios

<u>Current Options</u>

If the holder's employment is terminated due to a "prohibited act":

- vested but unexercised options and unvested options will terminate and be forfeited as of the termination of employment.

If instead the holder's employment is terminated due to a "performance failure" or for any other reason (other than "involuntary termination", death or disability, or retirement):

- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

Prior Options

If the holder's employment is terminated for "cause" (as defined in the SIP):

- vested but unexercised options and unvested options will terminate and be forfeited as of the termination of employment.

If instead the holder's employment is terminated without cause for any reason (other than death or disability, retirement, or "divestiture" or "reduction in force"):

- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

RSUs and PSUs

Death or Disability

Upon the death or disability of the holder unvested RSUs and PSUs will vest, with PSUs vesting at 100% of target.

Involuntary Termination without Cause or Retirement

Current Stock Awards

If the holder experiences an "involuntary termination" of employment or "retirement", then (subject to the holder signing a general waiver and release with respect to an involuntary termination that occurs when the holder is not retirement eligible):

- a prorated portion of outstanding unvested RSUs will immediately vest based on the number of months elapsed in the vesting period prior to the termination of employment (less amounts already vested) and the remainder will be forfeited, and
- the holder will be eligible to earn a prorated portion of the holder's outstanding unvested PSUs (excluding the one-time equity retention awards granted to certain of our NEOs in connection with the CEO transition, as discussed below) based on actual Company performance, with any such earned prorated portion to be determined and settled according to its original scheduled vesting date.

Prior Stock Awards (granted after fiscal 2020)

The Prior Stock Awards do not provide for retirement treatment. Upon a termination of employment due to a "divestiture" or "reduction in force" that is not a change in control, subject to the holder signing a general waiver and release of claims:

- RSUs and PSUs that are scheduled to vest within one year following the termination will vest, with PSUs vesting at 100% of target, and the remainder will be forfeited.

EQUITY RETENTION AWARDS

As discussed in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Transition and Equity Retention Awards—One-Time Equity Retention Awards to Non-CEO NEOs", in connection with the CEO transition, one-time equity retention awards were granted to our non-CEO NEOs (other than Mr. Leinwand, who was promoted into the role of Executive Vice President, Chief Legal Officer in November 2024) to support business and leadership continuity and to promote retention during this transitional period. Each such award has a component (50%) that vests subject to continuous service and a component (50%) that vests subject to continuous service and the achievement of a stock price performance measure. All such one-time equity retention awards will immediately vest upon the death or disability of the holder, with the component of such awards subject to a performance measure vesting at 100% of target. In addition, under the terms of these awards, if the holder's employment or service is involuntarily terminated other than due to death, total disability, or "cause" (which term has substantially the same meaning as under the Current Stock Awards), then subject to the holder signing a general waiver and release of claims:

- for the component of the award that is not subject to a performance measure, a prorated portion will vest based on the number of months elapsed in the vesting period prior to the termination of employment, and
- for the component of the award that is subject to a performance measure, a prorated portion based on the number of months elapsed in the vesting period prior to the termination of employment will vest if the applicable performance measure is achieved on or prior to the termination of employment.

The equity retention awards do not provide for retirement treatment.

CHANGE-IN-CONTROL TREATMENT

Unvested stock option, RSU, and PSU awards (including the one-time equity retention awards discussed above) are subject to accelerated vesting under the SIP upon the occurrence of two events (a "double-trigger"): there is a "change in control"; and the NEO's employment is terminated by us without "cause" or by the NEO for "good reason", in each case between the change in control (or shareholder approval of the change in control, if earlier) and the second anniversary of the change in control (a "Qualifying CIC Termination"). Stock options will be exercisable for four years following termination of employment, but not beyond each option's original term. PSUs, per the terms and conditions of the applicable award agreements, will vest at 100% of target. Accelerated vesting of stock options, RSUs, and PSUs will also occur if we are acquired and the acquiring company does not assume the outstanding options, RSUs, or PSUs.

NON-COMPETITION AGREEMENTS

CEO AGREEMENTS

We have a non-competition agreement with Mr. Hill that extends for 18 months following the termination of his employment with us. Under this agreement, if Mr. Hill's employment is terminated by us without "cause" (as defined in his agreement), then so long as the covenant is not waived, we will make monthly payments to Mr. Hill during the noncompetition period in an amount equal to one-twelfth of his then current Annual NIKE Income. The agreements provide further that if Mr. Hill voluntarily resigns, then so long as the covenant is not waived, we will make monthly payments to him during the noncompetition period in an amount equal to one-twenty-fourth of his then current Annual NIKE Income. However, in accordance with applicable tax laws, commencement of the above-described monthly payments will be delayed until after the six-month period following Mr. Hill's separation from service, and all payments that he would otherwise have received during that period will be paid in a lump sum promptly following the end of the period, together with interest at the prime rate. If employment is terminated without "cause" (as defined in his agreement) or if Mr. Hill voluntarily resigns, the parties may mutually agree to waive the covenant not to compete, and if employment is terminated for "cause", we may unilaterally waive the covenant. If the covenant is waived, we will not be required to make the payments described above for the months as to which the waiver applies.

We have a non-competition agreement with Mr. Donahoe with substantially identical terms and conditions as those applicable to Mr. Hill under Mr. Hill's agreement.

OTHER NEO AGREEMENTS

We have non-competition agreements with each of the other NEOs on generally the same terms as Messrs. Hill and Donahoe, except that the noncompetition period is one year (instead of 18 months), we may unilaterally waive the covenant in all cases (including a termination without "cause"), and the monthly payments are one-twelfth or one-twenty-fourth of the executive's then current annual salary (instead of their Annual NIKE Income).

SUMMARY OF POTENTIAL PAYMENTS

The following table shows the estimated benefits that would have been received by the NEOs (other than Mr. Donahoe, Ms. Matheson and Ms. O'Neill) in respect of their outstanding equity awards (including, as applicable, any one-time equity retention awards) and under their non-competition agreements upon certain types of termination of employment if the triggering event had occurred on May 30, 2025, when the closing price of our Class B Stock was $60.59 per share, assuming PSUs are earned at 100% of target. Mr. Donahoe's, Ms. Matheson's and Ms. O'Neill's actual benefits payable in connection with their departures are quantified separately below.

NAME	TYPE OF PAYMENT	QUALIFYING CIC TERMINATION[1]	DEATH OR DISABILITY	INVOLUNTARY TERMINATION WITHOUT CAUSE[2]	VOLUNTARY RESIGNATION[3]
Elliott Hill	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5][6]	$ 9,789,890	$ 9,789,890	$ 1,856,175	$ 1,856,175
	Noncompete Payments[7]	$ —	$ —	$ 6,750,000	$ 3,375,000
	Total:	**$ 9,789,890**	**$ 9,789,890**	**$ 8,606,175**	**$ 5,231,175**
Matthew Friend	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5][8]	$ 10,993,268	$ 10,993,268	$ 2,932,011	$ —
	Noncompete Payments[7]	$ —	$ —	$ 1,250,000	$ 625,000
	Total:	**$ 10,993,268**	**$ 10,993,268**	**$ 4,182,011**	**$ 625,000**
Robert Leinwand	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5]	$ 4,212,641	$ 3,381,831	$ 845,776	$ 471,148
	Noncompete Payments[7]	$ —	$ —	$ 900,000	$ 450,000
	Total:	**$ 4,212,641**	**$ 3,381,831**	**$ 1,745,776**	**$ 921,148**
Ann Miller	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5][8]	$ 7,858,705	$ 7,858,705	$ 2,161,548	$ —
	Noncompete Payments[7]	$ —	$ —	$ 1,100,000	$ 550,000
	Total:	**$ 7,858,705**	**$ 7,858,705**	**$ 3,261,548**	**$ 550,000**
Craig Williams	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5][8]	$ 12,456,153	$ 12,456,153	$ 3,155,103	$ 824,872
	Noncompete Payments[7]	$ —	$ —	$ 1,250,000	$ 625,000
	Total:	**$ 12,456,153**	**$ 12,456,153**	**$ 4,405,103**	**$ 1,449,872**

(1) Assumes a termination of employment by NIKE without "cause" or by the NEO for "good reason" (in each case, as defined in the SIP or applicable award agreement) on or prior to the second anniversary of a change in control.

(2) Assumes an involuntary termination of employment without cause (that, for purposes of the Current Options, is not the result of "performance failures" or "prohibited acts") and due to a "divestiture" or "reduction in force" (as defined in the Prior Options and Prior Stock Awards). Upon an involuntary termination of employment without cause that is not a "divestiture" or "reduction in force", the NEOs would be entitled to the following amounts in aggregate: Mr. Hill, $1,856,175; Mr. Friend, $1,320,801; Mr. Leinwand, $471,148; Ms. Miller, $939,024; and Mr. Williams, $1,568,796. As of May 31, 2025, Mr. Hill is eligible for retirement vesting under his equity awards; Mr. Williams is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; Mr. Leinwand is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; and Mr. Friend and Ms. Miller are not eligible for retirement vesting under any of their equity awards because neither Mr. Friend nor Ms. Miller has reached age 55.

(3) Includes, for NEOs who are retirement eligible, as applicable, the value of the unvested stock options held by each NEO as of May 31, 2025 that would have continued to vest if the NEO had retired on that date. As of May 31, 2025, Mr. Hill is eligible for retirement vesting under his equity awards; Mr. Williams is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; Mr. Leinwand is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; and Mr. Friend and Ms. Miller are not eligible for retirement vesting under any of their equity awards because neither Mr. Friend nor Ms. Miller has reached age 55.

(4) Information regarding outstanding unvested stock options held by each NEO is set forth in the Outstanding Equity Awards table above. No amounts are shown in the table above because the applicable unvested stock options have no intrinsic value at the per share closing price of our Class B Stock on May 31, 2025.

(5) Information regarding unvested RSUs and PSUs held by each NEO is set forth in the Outstanding Equity Awards table above.

(6) Includes the accelerated vesting of Mr. Hill's one-time RSU award, as discussed under the sections above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Long-Term Incentive—Transition and Equity Retention Awards—One-Time CEO Transition Grants for Mr. Hill" and "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements—Offer Letter with Mr. Hill".

(7) Represents the estimated aggregate potential benefits that each NEO would have been entitled to receive under his or her respective non-competition agreement had such NEO been terminated by us without "cause" or voluntarily resigned, in each case, on May 31, 2025, assuming the applicable covenants are not waived by us. No amounts are shown in the Qualifying CIC Termination column because the non-competition agreements do not provide for enhanced benefits in the event of a qualifying termination following a change in control; rather, in such event, the aggregate potential benefits that each NEO would be entitled to receive will be as shown under either the Involuntary Termination without Cause column or the Voluntary Resignation column, as applicable. The restriction period under the non-competition agreement with Mr. Hill is 18 months; the restriction period under the non-competition agreements with Mr. Friend, Mr. Leinwand, Ms. Miller, and Mr. Williams is 12 months. The monthly payment amount that would become due to each of the NEOs for the duration of the applicable restriction period, assuming the applicable covenants are not waived by us or breached by the NEO, is as follows: assuming a termination by us without "cause": Mr. Hill, $375,000; Mr. Friend, $104,167; Mr. Leinwand, $75,000; Ms. Miller, $91,667; and Mr. Williams, $104,167; and assuming a voluntary termination of employment: Mr. Hill, $187,500; Mr. Friend, $52,083; Mr. Leinwand, $37,500; Ms. Miller, $45,833; and Mr. Williams, $52,083.

(8) Includes the accelerated vesting of certain one-time equity retention awards, as discussed under the section above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Long-Term Incentive—Transition and Equity Retention Awards—One-Time Equity Retention Awards to Non-CEO NEOs". These awards do not provide for retirement treatment.

MR. DONAHOE

As discussed above in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements", in connection with the CEO transition, Mr. Donahoe entered into a letter agreement pursuant to which, from the date of Mr. Hill's appointment through the date of Mr. Donahoe's retirement on January 31, 2025, Mr. Donahoe's annual base salary and employee benefit plan eligibility remained unchanged. Mr. Donahoe's outstanding equity awards continued to vest in accordance with their terms through his retirement on January 31, 2025.

Upon his retirement, Mr. Donahoe forfeited outstanding unvested equity awards in accordance with their terms, except as provided for by virtue of his retirement eligibility under the terms and conditions of our equity award agreements. The value of the portion of Mr. Donahoe's outstanding equity awards that accelerated and vested and/or remained eligible to be earned upon his retirement on January 31, 2025, using the closing price of our Class B Stock on such date ($76.90 per share) is $1,243,242 (assuming PSUs are earned at 100% of target).

The restriction period under the non-competition agreement with Mr. Donahoe is 18 months commencing on the date of his retirement on January 31, 2025. Accordingly, Mr. Donahoe has been and will remain entitled to receive, through expiration of the restriction period, the benefits payable under his agreement upon a voluntary termination of employment, equal to approximately $187,500 each month (subject to a six-month delay in accordance with applicable tax laws, as described above).

MS. O'NEILL

In connection with the organizational changes announced by the Company on May 5, 2025, Ms. O'Neill ceased to serve as the Company's President of Consumer, Product, and Brand and as an executive officer of the Company, in each case, effective as of May 2, 2025. As described in the 8-K filed on May 5, 2025, Ms. O'Neill entered into a letter agreement pursuant to which Ms. O'Neill's annual base salary and employee benefit eligibility will remain unchanged through the date of her separation of employment from the Company on September 5, 2025. Ms. O'Neill's outstanding equity awards will continue to vest in accordance with their terms through her departure.

Ms. O'Neill is retirement eligible (including, as applicable, "normal retirement" eligible), and her separation of employment from the Company will constitute an involuntary termination without cause (or, as applicable, as a result of a reduction in force) for purposes of her equity awards that are outstanding on such date. The value of the portion of Ms. O'Neill's outstanding equity awards that will accelerate and vest and/or remain eligible to be earned upon her departure on September 5, 2025, using the closing price of our Class B Stock on May 30, 2025 ($60.59 per share) is $4,593,449 (assuming PSUs are earned at 100% of target).

The restriction period under the non-competition agreement with Ms. O'Neill is 12 months commencing on her departure. Accordingly, Ms. O'Neill will be entitled to receive, through expiration of the restriction period, the benefits payable under her agreement upon an involuntary termination of employment without cause, equal to approximately $104,167 each month.

MS. MATHESON

Ms. Matheson retired as the Company's EVP, Chief Human Resources Officer and as an executive officer of the Company, in each case, effective as of January 6, 2025. Ms. Matheson entered into a letter agreement pursuant to which Ms. Matheson's annual base salary, bonus and employee benefit eligibility will remain unchanged through the date of her retirement from the Company (which will occur in fiscal 2026), and Ms. Matheson's outstanding equity awards will continue to vest in accordance with their terms through her retirement from the Company on such date.

Ms. Matheson is retirement eligible (including, as applicable, "early retirement" eligible). Accordingly, as of the date of her retirement from the Company, Ms. Matheson will forfeit outstanding unvested equity awards in accordance with their terms, except as provided for by virtue of her retirement eligibility under the terms and conditions of our equity award agreements. The value of the portion of Ms. Matheson's outstanding equity awards that will accelerate and vest and/or remain eligible to be earned upon her retirement in fiscal 2026, using the closing price of our Class B Stock on May 30, 2025 ($60.59 per share) is $694,361 (assuming PSUs are earned at 100% of target).

Ms. Matheson's letter agreement confirms that the Company will enforce the restriction period under her non-competition agreement as of the date of Ms. Matheson's retirement and for four months thereafter. Ms. Matheson will be entitled to receive, through expiration of such four-month restriction period, the benefits payable under her agreement upon a voluntary termination of employment, equal to approximately $45,833 each month.

Key Defined Terms – Potential Payments Upon Termination or Change-In-Control

TERM	PLAN / AGREEMENT	MEANING
Annual NIKE Income	Non-competition agreements (Messrs. Hill and Donahoe only)	The sum of current annual salary plus target PSP award.
Cause	SIP	For purposes of the stock option, RSU, and PSU awards, in connection with a "change in control", "cause" has the meaning ascribed to it under the SIP and generally includes: • willful and continued failure to substantially perform assigned duties; and • willful engagement in illegal conduct materially injurious to us.
Cause	Current Stock Awards	For purposes of the termination treatment applicable to our Current Stock Awards (other than in connection with a change in control), "cause" generally includes: • failure to substantially perform assigned duties; • commission of any act involving insubordination, fraud, illegality, dishonesty, gross misconduct in the performance of employment duties, or moral turpitude; • breach of any material Company policy or code of conduct; or • involvement in activities that violate Company policy and could be detrimental to or reflect unfavorably upon the Company.
Change in Control	SIP	For purposes of the stock option, RSU, and PSU awards, "change in control" has the meaning ascribed to it under the SIP and is generally defined to include: • the acquisition by any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) of more than 50% of our outstanding Class A Stock or, if the Class A Stock no longer elects a majority of directors, the acquisition by any person or group of 30% or more of our total outstanding Common Stock; • the nomination (and subsequent election) in a two-year period of a majority of our directors by persons other than the incumbent directors; • a sale of all or substantially all of our assets; and • an acquisition of NIKE through a merger, consolidation, or share exchange, as a result of which the holders of our outstanding Common Stock no longer hold at least 50% of the combined voting power of the surviving corporation (or a parent of the surviving corporation).
Divestiture	Prior Options; Prior Stock Awards	Generally means the sale, closing, or other disposition of a subsidiary, division, business unit, or other organizational unit.
Early retirement	Prior Options	Generally means achieving age 55 with at least 5 years of service.

Good Reason	SIP	For purposes of the stock option, RSU, and PSU awards, in connection with a "change in control", "good reason" generally includes: • a material diminution in position or duties; • a salary reduction or material reduction in other benefits; and • a home office relocation of over 50 miles.
Involuntary termination	Current Options	Generally defined to include any involuntary termination of employment or service by the Company, other than due to "performance failures" or "prohibited acts", death, or total disability.
Involuntary termination	Current Stock Awards	Generally defined to include any involuntary termination of employment or service by the Company, other than due to death, total disability, or "cause".
Normal retirement	Prior Options	Generally means achieving age 60 with at least 5 years of service.
Performance Failure	Current Options	Generally defined to include failure to substantially perform assigned duties.
Prohibited Act	Current Options	Generally defined to include: • commission of any act involving insubordination, fraud, illegality, dishonesty, gross misconduct in the performance of employment duties, or moral turpitude; • breach of any material Company policy or code of conduct; or • involvement in activities that violate Company policy and could be detrimental to or reflect unfavorably upon the Company.
Reduction in force	Prior Options; Prior Stock Awards	Generally means a decrease in the number of positions at the Company due to reasons of economy or reorganization for efficiency or redesign (in each case, as designated by the Compensation Committee).
Retirement	Current Stock Awards	Generally means a participant's "involuntary termination" or voluntary resignation, in each case when (i) the participant's age is at least 55 years and (ii) the participant has at least 5 full years of service with the Company.
Retirement eligible	Current Options	Generally means (i) the participant's age is at least 55 years and (ii) the participant has at least 5 full years of service with the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information regarding outstanding awards and shares available for future issuance under equity compensation plans approved by shareholders and equity compensation plans that were not approved by shareholders as of May 31, 2025. The table does not reflect issuances made during fiscal 2026.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	85,761,864 [2]	$97.99	77,773,144 [3]
Equity compensation plans not approved by shareholders	—	$0.00	1,593,476 [4]
Total	85,761,864	$97.99	79,366,620

(1) Weighted-average exercise prices do not reflect the shares that will be used upon the payment of outstanding awards of RSUs and PSUs.

(2) Consists of 85,761,864 shares subject to awards of options, RSUs, PSUs (based on performance at the target level of 100%), and stock appreciation rights outstanding under the SIP.

(3) Includes 69,821,064 shares available for future issuance under the SIP and 7,952,080 shares available for future issuance under the Employee Stock Purchase Plan.

(4) Consists of 1,593,476 shares available for future issuance under the Foreign Subsidiary Employee Stock Purchase Plan, pursuant to which shares are offered and sold to employees of selected non-U.S. subsidiaries of the Company on substantially the same terms as those offered to U.S. employees under the shareholder-approved Employee Stock Purchase Plan as described in the section above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Employee Stock Purchase Plan".

CEO PAY RATIO

NIKE's pay and benefits are designed to be competitive and equitable, meet the needs of our global teammates, and reinforce our values. We pay for performance and impact by linking incentive pay to Company performance and seek to invest in positive experiences that have the greatest impact on the engagement and well-being of our employees. The executive compensation program is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program is designed to attract and retain top-tier talent in a competitive market and to "pay for performance" in order to drive business results and maximize shareholder value.

For fiscal 2025, our last completed fiscal year:

- The employee identified at the median of all NIKE employees (other than our CEO) was a retail employee in the United Kingdom;
- The annual total compensation of the median employee was $48,723, based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K); and
- The annualized total compensation of our CEO, Mr. Hill, was $26,566,145, as described below.

NIKE had two individuals serve as CEO during fiscal 2025. For purposes of calculating the CEO pay ratio, we annualized the base salary and cash incentive award under the PSP of our current CEO, Mr. Hill, who began serving in the role on October 14, 2024, and we included all other components of his compensation in the same amounts as disclosed in the Summary Compensation Table. Mr. Hill's annualized base salary was $1,500,000 (representing his fiscal 2025 base salary as CEO), and his annualized PSP award was $0 (representing the value of Mr. Hill's fiscal 2025 PSP award assuming his fiscal 2025 PSP target opportunity and fiscal 2025 base salary as CEO and applying his actual fiscal 2025 PSP award payout percentage of 0% of target). Accordingly, Mr. Hill's annualized total compensation for the purposes of this calculation was $26,566,145.

Based on this information, the estimated ratio of the annualized total compensation of our CEO to the median annual total compensation of all other NIKE employees was 545 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Consistent with our past practice, we used the first business day in May as the date to determine the median employee. This year, the first business day in May was May 1, 2025. At that time, we had approximately 76,600 employees globally. Of those employees, approximately 73% were full-time, 53% were in retail jobs, and 49% were located in the United States.

To identify our median employee from our global employee population, we calculated annual compensation for fiscal 2025 based on base salary or hourly wages, as applicable. For the majority of our employees, base salary or hourly wages comprise the majority of their compensation. To determine wages for hourly employees, we used each individual's pay rate and estimated scheduled hours in the applicable Human Resources system of record. Compensation for permanent employees hired during the fiscal year was annualized, and compensation for non-U.S. employees was converted into U.S. dollars using the applicable currency conversion rate as reported in the Human Resources system of record for the median employee determination date.

If this consistently applied compensation methodology yielded a median employee who, during fiscal 2025, (1) was on a leave of absence that significantly impacted total pay during the year, or (2) was an hourly employee who worked significantly more or significantly fewer hours than their scheduled hours, that individual was excluded. If this consistently applied compensation methodology yielded two or more employees, we selected one.

As permitted under SEC rules, we changed our methodology from prior fiscal years, when we (1) excluded non-U.S. employees accounting for 5% or less of our total employee population (commonly referred to as the de minimis exemption) and (2) after determining the annual compensation for the remainder of our employee population, selected a median employee from a subset of approximately 100 employees representing the potential median employee population, based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K). We made the changes in methodology described above in order to streamline our median employee identification process and better reflect NIKE's organizational structure.

PAY VERSUS PERFORMANCE

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect how the Compensation Committee evaluates compensation decisions in light of Company or individual performance. The Compensation Committee did not consider the pay versus performance disclosure below in making its compensation decisions for any of the fiscal years shown. For discussion of how the Compensation Committee seeks to align pay with performance when making compensation decisions, please review the section above titled "Compensation Discussion and Analysis".

PAY VERSUS PERFORMANCE TABLE

The following table sets forth compensation information of our CEO and our non-CEO NEOs and Company performance for the fiscal years listed below, in accordance with Item 402(v) of Regulation S-K.

YEAR	SUMMARY COMPENSATION TABLE FOR MR. HILL[1][2]	COMPENSATION ACTUALLY PAID TO MR. HILL[1][3][4]	SUMMARY COMPENSATION TABLE TOTAL FOR MR. DONAHOE[1][5]	COMPENSATION ACTUALLY PAID TO MR. DONAHOE[1][4][6]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOs[1][7]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOs[1][4][8]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON		NET INCOME[10] (IN MILLIONS)	ADJUSTED REVENUE[11] (IN MILLIONS)
							TOTAL SHAREHOLDER RETURN[9]	PEER GROUP TOTAL SHAREHOLDER RETURN[9]		
2025	$26,018,068	$17,010,238	$28,442,712	$(10,924,243)	$12,135,422	$2,798,172	$65.09	$81.16	$3,201	$46,350
2024	—	—	$29,184,701	$13,158,408	$9,804,553	$5,812,537	$100.23	$124.83	$5,700	$51,656
2023	—	—	$32,789,885	$29,391,856	$10,117,055	$7,259,680	$109.51	$116.84	$5,070	$52,593
2022	—	—	$28,838,060	$19,617,425	$9,185,111	$7,482,733	$122.26	$120.40	$6,046	$47,406
2021	—	—	$32,920,708	$77,444,844	$17,107,315	$28,986,814	$139.58	$141.30	$5,727	$43,769

(1) The following NEOs are included in the table above:

YEAR	CEO	Non-CEO NEOs
2025	Elliott Hill, John Donahoe II	Matthew Friend, Robert Leinwand, Ann Miller, Craig Williams, Monique Matheson, and Heidi O'Neill
2024	John Donahoe II	Matthew Friend, Heidi O'Neill, Mark Parker, and Craig Williams
2023	John Donahoe II	Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker
2022	John Donahoe II	Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker
2021	John Donahoe II	Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker

(2) Represents the amount of total compensation reported for our CEO, Mr. Hill, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(3) The dollar amounts reported in the "Compensation Actually Paid to Mr. Hill" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by Mr. Hill. These amounts reflect the amount set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2025
Summary Compensation Table ("SCT") total for Mr. Hill	**$26,018,068**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$14,887,893
Deduction for amounts reported under the "Option Awards" column in the SCT	$5,832,678
Total deductions from SCT	$20,720,571
Year end fair value of equity awards	$11,583,480
Value of dividends on stock awards	$129,261
Total adjustments	$11,712,740
Compensation actually paid	**$17,010,238**

(4) Equity awards included in these amounts are calculated using the following equity valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of the grant date; adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. PSU grant date fair values are calculated using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date; adjustments have been made using a revised Monte Carlo valuation as of fiscal year end. RSU grant date fair values are calculated using the stock price as of the grant date; adjustments have been made using the stock price as of fiscal year end and as of each vesting date.

(5) Represents the amount of total compensation reported for our Former CEO, Mr. Donahoe, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(6) The dollar amounts reported in the "Compensation Actually Paid to Mr. Donahoe" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by Mr. Donahoe. These amounts reflect the amount set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2025
Summary Compensation Table ("SCT") total for Mr. Donahoe	**$28,442,712**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$15,348,756
Deduction for amounts reported under the "Option Awards" column in the SCT	$7,239,086
Total deductions from SCT	$22,587,842
Year end fair value of equity awards	$772,498
Change in fair value of outstanding and unvested equity awards	$(5,677,419)
Change in fair value of equity awards granted in prior years that vested in the year	$(2,771,387)
Fair value as of the prior fiscal year of equity awards granted in prior years that failed to meet vesting conditions in the year	$(9,451,544)
Value of dividends on stock awards	$348,739
Total adjustments	$(16,779,113)
Compensation actually paid	**$(10,924,243)**

(7) Represents the average of the amounts of total compensation reported for our non-CEO NEOs, as a group, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(8) The dollar amounts reported in the "Average Compensation Actually Paid to Non-CEO NEOs" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the non-CEO NEOs. These amounts reflect the average of the amounts set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented for the applicable non-CEO NEOs, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2025
Average Summary Compensation Table total for non-CEO NEOs	**$12,135,422**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$8,406,828
Deduction for amounts reported under the "Option Awards" column in the SCT	$2,582,963
Total deductions from SCT	$10,989,791
Year end fair value of equity awards	$5,825,996
Change in fair value of outstanding and unvested equity awards	$(3,505,896)
Change in fair value of equity awards granted in prior years that vested in the year	$(805,227)
Value of dividends on stock awards	$137,667
Total adjustments	$1,652,540
Average compensation actually paid	**$2,798,172**

(9) Peer group total shareholder return ("TSR") uses the Dow Jones U.S. Footwear Index, which the Company also uses in the stock performance graph required by Item 201(e) of Regulation S-K included in the Company's Annual Report on Form 10-K for fiscal 2025. These comparisons assume $100 (including reinvested dividends) was invested for the period starting May 31, 2020 through the end of the listed fiscal year in (a) the Company and (b) the Dow Jones U.S. Footwear Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(10) Reflects net income calculated in accordance with generally accepted accounting principles ("GAAP") in the Company's Consolidated Statements of Income included in the Company's Annual Reports on Form 10-K for the applicable fiscal year.

(11) Represents the most important financial performance measure used to link Company performance to compensation actually paid ("CAP") to our CEO and non-CEO NEOs in fiscal 2025, as required pursuant to Item 402(v) of Regulation S-K. Adjusted Revenue is a non-GAAP financial measure calculated based on GAAP revenue excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; other extraordinary, unusual, or infrequently occurring items; and for fiscal 2021, the unanticipated impact from Nike Virtual Studios and RTFKT. We may determine a different financial performance measure to be the most important financial performance measure in future years.

DESCRIPTION OF RELATIONSHIPS

The following charts show graphically the relationships over the past five fiscal years of the CAP amounts for our CEO and non-CEO NEOs as compared to our cumulative TSR, peer group TSR, GAAP net income, and Adjusted Revenue as well as the relationship between TSR and peer group TSR.

CAP VERSUS COMPANY TSR & PEER GROUP TSR



Compensation Actually Paid (Dollars in millions) / Total Shareholder Return*

Legend:
- Compensation Actually Paid to Mr. Hill
- Compensation Actually Paid to Mr. Donahoe
- Average Compensation Actually Paid to Non-CEO NEOs
- Total Shareholder Return
- Peer Group Total Shareholder Return

* Value of initial fixed investment of $100

CAP VERSUS NET INCOME



Compensation Actually Paid (Dollars in millions) / Net Income (Dollars in millions)

Legend:
- Compensation Actually Paid to Mr. Hill
- Compensation Actually Paid to Mr. Donahoe
- Average Compensation Actually Paid to Non-CEO NEOs
- Net Income

CAP VERSUS ADJUSTED REVENUE



Legend:
- Compensation Actually Paid to Mr. Hill
- Compensation Actually Paid to Mr. Donahoe
- Average Compensation Actually Paid to Non-CEO NEOs
- Adjusted Revenue

TABULAR LIST OF PERFORMANCE METRICS

The following table lists the three financial performance measures that, in the Company's assessment, represent the most important performance measures used to link CAP for our NEOs to Company performance for fiscal 2025.

Adjusted Revenue
Adjusted EBIT
Stock price

AUDIT MATTERS

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Finance Committee of the Board has sole authority to retain, with shareholder ratification, the Company's independent registered public accounting firm. The Audit & Finance Committee directly oversees the firm's work with respect to the annual audit of the Company's consolidated financial statements and internal control over financial reporting and approves all audit engagement fees and terms. At least annually, the Audit & Finance Committee evaluates the independent registered public accounting firm's qualifications, performance, and independence, including a review and evaluation of its lead partner. The Audit & Finance Committee is also involved in the selection of the new lead engagement partner following mandated rotation of the firm's lead partner, and is responsible for considering the benefits of rotation of the Company's independent registered public accounting firm.

The Audit & Finance Committee has appointed PricewaterhouseCoopers LLP ("PwC") to audit the Company's consolidated financial statements and internal control over financial reporting for the fiscal year ending May 31, 2026 and to render other professional services as required.

PwC has served as the Company's independent registered public accounting firm for many years. The Audit & Finance Committee and the Board believe that the continued retention of PwC as the independent registered public accounting firm is in the best interests of the Company and its shareholders.

Accordingly, the Audit & Finance Committee is submitting the appointment of PwC to shareholders for ratification. If the appointment is not ratified by our shareholders, the Audit & Finance Committee may reconsider whether it should appoint another independent registered public accounting firm.

Representatives of PwC will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to questions.

Aggregate fees billed by the Company's independent registered public accounting firm, PwC, for audit services related to the most recent two fiscal years, and for other professional services incurred in the most recent two fiscal years, were as follows:

TYPE OF SERVICE	2025	2024
Audit Fees[1]	$21.4 million	$20.2 million
Audit-Related Fees[2]	0.4 million	0.5 million
Tax Fees[3]	—	0.1 million
All Other Fees[4]	0.4 million	1.4 million
Total	$22.2 million	$22.2 million

(1) Comprises services performed to comply with the standards established by the PCAOB, including the audits of our financial statements and internal control over financial reporting; audits in connection with statutory filings; and attest services that the principal independent registered public accounting firm can most effectively and efficiently provide, such as procedures related to comfort letters, consents and reviews of our SEC filings.

(2) Comprises assurance and related services traditionally performed by the independent registered public accounting firm and reasonably related to the performance of the audit or review of our financial statements, and audit or compliance services not required by applicable statutes or regulations. This category also includes audits of pension and other employee benefit plans.

(3) Comprises tax compliance and consulting services such as preparation of tax returns in foreign jurisdictions, tax audits, and U.S. and non-U.S. tax planning.

(4) Comprises any services other than those described in the above categories. In both years, included subscriptions and licenses to accounting and tax resources, information systems reviews not performed in connection with the audit, and other permissible services.

In accordance with the Sarbanes-Oxley Act of 2002, the Audit & Finance Committee established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit & Finance Committee. During fiscal 2025 and fiscal 2024, all such services performed by, and fees paid to, PwC were approved in advance.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2026.

REPORT OF THE AUDIT & FINANCE COMMITTEE

The Audit & Finance Committee has:

- Reviewed and discussed the audited financial statements with management.
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.
- Received the written disclosures and the letter from the independent accountants required by applicable requirements of the PCAOB regarding the independent accountants' communications concerning independence, and has discussed with the independent accountant the independent accountant's independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Members of the Audit & Finance Committee:

- Maria Henry
- Peter Henry
- Robert Swan, Chair

STOCK INCENTIVE PLAN

APPROVAL OF STOCK INCENTIVE PLAN

The Board of Directors is asking our shareholders to approve an amendment and restatement of the NIKE, Inc. Stock Incentive Plan (the "Amended Plan"). The Stock Incentive Plan was originally adopted by the Board and approved by shareholders in 1990 as the 1990 Stock Incentive Plan, and an amended and restated version was most recently adopted by the Board and approved by shareholders in 2020 (the "Current Plan"). On the recommendation of the Compensation Committee, the Board unanimously adopted the Amended Plan on July 17, 2025, subject to shareholder approval at the Annual Meeting.

If this proposal is approved by our shareholders, the Amended Plan will replace the Current Plan with respect to awards granted after the Annual Meeting. If this proposal is not approved, the Current Plan will remain in effect.

As of our record date, July 9, 2025, only 72,236,768 of the 798,000,000 shares authorized under the Current Plan remained available for future grants, a number that the Compensation Committee and the Board believe is insufficient to meet our future needs. We recommend that shareholders approve the Amended Plan to (1) permit the continued use of stock-based compensation by reserving an additional 45,000,000 shares for issuance under the Amended Plan, such that a total of 843,000,000 shares will be reserved and available for issuance under the Amended Plan, and (2) make other market standard updates, technical revisions in response to changes in law and other clarifying and administrative changes. Stock-based compensation is an important part of our compensation structure and serves the best interests of our shareholders by:

- rewarding long-term Company performance;
- aligning employees' interests with those of our shareholders; and
- enabling us to attract and retain top-tier talent in a competitive marketplace.

If the Amended Plan is not approved, we may need to replace the stock-based components of our compensation with cash, which may increase compensation expense, reduce compensation alignment with shareholder interests, and impede our ability to attract and retain talent.

We encourage shareholders to read this Proposal 4, which provides, among other items, a summary of certain key data relating to outstanding equity awards and shares available for future awards under the Current Plan, information relating to how the Board determined the number of shares proposed to be reserved under the Amended Plan, a summary of significant changes from the Current Plan, an overview of the terms and conditions of, and benefits to be received under, the Amended Plan, and a brief description of the current U.S. federal income tax consequences generally arising with respect to awards granted under the Amended Plan.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the NIKE, Inc. Stock Incentive Plan as amended and restated.

SUMMARY OF THE STOCK INCENTIVE PLAN

The Board believes that the Amended Plan will promote the interests of shareholders and is consistent with the principles of good corporate governance. The material terms of the Amended Plan and certain significant ways in which they differ from those of the Current Plan are summarized below. These summaries are qualified in their entirety by reference to the complete text of the Amended Plan, which is attached to this proxy statement as Exhibit A. Capitalized terms used in this proposal that are not otherwise defined have the meanings given to them in the Amended Plan.

If the Amended Plan is not approved by our shareholders, the Current Plan will remain in full force and effect in accordance with its terms. Regardless of whether the Amended Plan is approved by our shareholders, each award granted under the Current Plan will continue to be subject to the terms and provisions applicable to such award under the Current Plan and the applicable award agreement.

BEST PRACTICES AND SIGNIFICANT CHANGES

The Amended Plan includes several features designed to protect the interests of our shareholders and reflect sound corporate governance practices and our compensation philosophy, including the following key features and material differences from the Current Plan:

- **Share reserve increase.** The share reserve under the Current Plan is insufficient to meet our future needs. The Amended Plan will reserve a sufficient number of shares to enable the Company to continue to grant equity awards, which is a critical component of our compensation program. The Amended Plan will increase in the maximum number of shares of Common Stock authorized for issuance by an additional 45,000,000 shares.

- **Modified fungible share ratio.** Shares issued under the Amended Plan in respect of full value awards will count against the number of shares authorized for issuance under the Amended Plan at a rate of 2.5 shares for every share granted (rather than 2.8 shares for every share granted under the Current Plan). Unlike the Current Plan, which generally requires that grants made under such plan exceed 25,000,000 shares before the fungible share ratio first applies, the fungible share ratio under the Amended Plan will apply immediately and will not be subject to any such "Full Value Limit" or similar hurdle.

- **No liberal share recycling.** Shares under an award may not again be made available for issuance under the Amended Plan if such shares are: (1) subject to a stock-settled SAR and not issued or delivered upon the net settlement of such SAR, (2) delivered to or withheld by the Company to pay the exercise price, the strike price or the withholding taxes related to an outstanding award, or (3) repurchased on the open market with the proceeds of an option exercise.

- **No "evergreen" provision.** There continues to be no evergreen feature pursuant to which the shares authorized for issuance under the Amended Plan would be automatically replenished.

- **No option / SAR reloads.** The Amended Plan provides that the Company will not grant any stock options or SARs with automatic reload features.

- **No repricing.** As with the Current Plan, reducing the exercise price of stock options or SARs issued and outstanding under the Amended Plan will require approval of our stockholders.

- **Double-trigger vesting; no discretionary PSU vesting.** The Amended Plan provides double-trigger change in control vesting for awards granted under the Amended Plan, with PSUs deemed earned at the greater of target and actual level of performance through the date of the change in control. Terms regarding the vesting of PSUs in connection with a change in control of the Company under the Amended Plan may not be overridden by the terms of an award agreement or in the discretion of the plan administrator.

- **Director compensation limits.** The maximum number of shares of Common Stock subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees, will be capped at $1,500,000 in total value based on grant date fair value. Unlike the Current Plan, no additional amount is provided for one-time awards to newly appointed non-employee directors.

- **Awards subject to clawback.** Awards granted under the Amended Plan continue to be subject to the Company's clawback policy and any clawback or recoupment provisions set forth in any agreements evidencing awards.

- **Sub-plans.** The Amended Plan permits the creation of sub-plans for the purpose of permitting the offering of awards to employees of certain Designated Foreign Subsidiaries or who are otherwise employed outside the U.S., with each such sub-plan designed to comply with local laws.

- **Address other updates in law and market practice.** The Amended Plan will incorporate certain other technical revisions in response to changes in the law and which are designed to protect the interests of our shareholders and reflect sound corporate governance practices, as well as other clarifying changes.

BURN RATE AND POTENTIAL DILUTION

The Amended Plan will reserve an additional 45,000,000 shares for issuance under the Amended Plan. We believe this will provide sufficient shares for the Company's stock-based compensation needs through the 2027 annual meeting of shareholders. This estimate is based on our historical share usage, adjusted for growth and to allow for flexibility around types of awards used, though actual issuances could be materially different from this estimate.

In setting the number of shares authorized for issuance under the Amended Plan, we considered our historic burn rate, which measures annual share utilization. As shown in the following table, the Company's three-year average burn rate was 0.69%, which is below the benchmarks applied to our industry by certain major proxy advisory firms.

FISCAL YEAR	STOCK OPTIONS AND SARS GRANTED (in millions)	FULL VALUE AWARDS GRANTED (in millions)	TOTAL GRANTED (in millions)	WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING (CLASS A AND CLASS B) (in millions)	BURN RATE (%)
2025	13.3	6.6	19.9	1,485	0.81
2024	12.2	5.3	17.5	1,518	0.65
2023	12.0	4.5	16.5	1,552	0.61
Average	—	—	—	—	0.69

We also considered overhang, which measures potential shareholder dilution, in setting the number of additional shares authorized for issuance under the Amended Plan. As of our record date of July 9, 2025, there were 1,476,903,492 Class A shares and Class B shares outstanding in total, 81,627,622 Class B shares were subject to outstanding stock-based awards, and 72,236,768 Class B shares were available for future awards under the Current Plan (Class A shares are not available for issuance under the Current Plan and will not be available for issuance under the Amended Plan). Therefore, as of July 9, 2025, our overhang (calculated as the number of shares subject to outstanding awards plus the number of shares available to be granted ("Total Award Shares"), divided by the total number of outstanding Class A shares and Class B shares) was 10%. Had the 45,000,000 additional shares being requested under the Amended Plan been available for grant as of the record date, our overhang would have increased to 13%.

KEY TERMS

PURPOSE

The purpose of the Amended Plan, like the Current Plan, is to enable the Company to attract and retain experienced individuals to serve as employees, officers, directors, consultants, advisors, and independent contractors, and to provide incentives for them to apply their best efforts on behalf of the Company.

ELIGIBILITY

Participants under the Amended Plan may include employees, officers, directors, consultants and advisors to NIKE or any parent or subsidiary corporation who is selected by the Compensation Committee. As of July 9, 2025, it is anticipated that approximately 7,200 employees (inclusive of NIKE's Chair, President and CEO) and all of our non-employee directors (10 as of July 9, 2025) will be eligible to receive awards under the Amended Plan.

ADMINISTRATION

The Amended Plan generally will be administered by the Compensation Committee or any committee of the Board serving a similar function. Among other actions, the Compensation Committee is generally authorized in its sole discretion to (1) make all determinations under the Amended Plan; (2) construe, interpret and implement and correct any defect, supply any omission and reconcile any inconsistency in the Amended Plan and all award agreements and determine disputed facts related thereto, provided that, with respect to all claims or disputes arising out of any determination of the Compensation Committee that materially adversely affects a participant's award, (A) the affected participant will file a written claim with the Compensation Committee for review, explaining the reasons for such claim, and (B) the Compensation Committee's decision must be written and must explain the decision; (3) prescribe, amend and rescind rules and regulations relating to the Amended Plan, including rules governing the Compensation Committee's own operations; (4) grant, or recommend to the Board for approval to grant, awards and determine the terms of such awards; (5) amend the Amended Plan or any outstanding award agreement, including, without limitation, to accelerate the vesting and delivery of shares or to reflect a change in the participant's circumstances; (6) determine whether, to what extent and under what circumstances awards may be settled, exercised, or canceled, forfeited or suspended; and (7) adopt Sub-Plans. The determination of the Compensation Committee on all matters relating to the Amended

Plan or any award agreement will be entitled to the maximum deference permitted by law and will be final, binding and conclusive and non-reviewable and non-appealable and may be entered as a final judgment in any court having jurisdiction.

The Compensation Committee may generally allocate among its members and delegate to any person who is not a member of the Compensation Committee, or to any administrative group within the Company Group, any of its powers, responsibilities or duties. Notwithstanding anything to the contrary contained in the Amended Plan, the Board may, in its sole discretion, at any time and from time to time, grant awards and administer the Amended Plan with respect to such awards.

Members of the Board, the Compensation Committee or any employee or agent of any member of the Company Group or any person to whom the Board or Compensation Committee delegates its powers, responsibilities or duties are generally provided indemnification under the Amended Plan in respect of any actions taken or omitted to be taken or any determinations made with respect to the Amended Plan or any award thereunder (unless constituting fraud or a willful criminal act or omission).

SHARES SUBJECT TO THE AMENDED PLAN

SHARE LIMIT

As noted above, as of our record date, July 9, 2025, only 72,236,768 of the 798,000,000 shares authorized under the Current Plan remained available for future grants. The Amended Plan reserves an additional 45,000,000 shares for issuance under the Amended Plan, such that a total of 843,000,000 shares (the Share Limit) will be reserved and available for issuance under the Amended Plan. Shares of Common Stock issued under the Amended Plan in settlement of awards may be authorized and unissued shares, shares held in treasury, shares purchased on the open market or by private purchase or a combination of the foregoing.

The actual Share Limit will reflect incremental changes in the number of shares of Common Stock remaining available under the Current Plan to reflect issuances and forfeitures of equity awards following such date through the Effective Date of the Amended Plan. The maximum number of shares for which incentive stock options may be granted under the Amended Plan is 843,000,000, and the maximum number of shares of Common Stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year in respect of such non-employee director's service on the Board, will not exceed $1,500,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes).

SHARE RECYCLING

Except as otherwise provided in the Amended Plan and for substitute awards (as described below), in the event any award is forfeited, cancelled, surrendered or terminated without the payment of the full number of shares subject to such award, including as a result of the award being settled in cash, the undelivered shares may be granted again under the Amended Plan.

Shares of Common Stock subject to an award under the Amended Plan may not again be made available for issuance if such shares: (1) were subject to a stock-settled SAR and were not issued or delivered upon the net settlement of such SAR; (2) were delivered to or withheld by the Company to pay the exercise price, the strike price, or the withholding taxes related to an outstanding award; or (3) were repurchased on the open market with the proceeds of an option exercise.

FUNGIBLE SHARE RATIO

Any shares of Common Stock subject to a Legacy Full Value Award, as applicable, will be counted against the Share Limit as 2.8:1 shares of Common Stock for every share of Common Stock issued in connection with such award, and every New Full Value Award will be counted against the Share Limit as 2.5:1 shares of Common Stock for every one share of Common Stock issued in connection with such award. If shares of Common Stock subject to any such Legacy Full Value Award, as applicable, or New Full Value Award are forfeited, cancelled, surrendered, or terminated without issuance of shares and would otherwise return to the Amended Plan, 2.8 times or 2.5 times the number of shares of Common Stock so forfeited, cancelled, surrendered or terminated will again be available for issuance under the Amended Plan, respectively. A "Legacy Full Value Award" (as such term is used in the Amended Plan) is a grant, prior to the Effective Date of the Amended Plan, of one or more shares of Common Stock or a right to receive the same in the future, including restricted stock, RSUs, performance shares, PSUs and dividend equivalents; provided, however, that the term "Legacy Full Value Award" will only relate to such full value awards granted after July 16, 2010 that were in excess of the applicable Full Value Limit established under the Current Plan. A "New Full Value Award" (as such term is used in the Amended Plan) is any grant, on or after the Effective Date, of one or more shares of Common Stock or a right to receive the same in the future, including restricted stock, RSUs, performance shares, PSUs and dividend equivalents.

ASSUMPTION AND SUBSTITUTION OF AWARDS

Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (substitute awards), and such substitute awards will generally not be counted against the total number of shares that may be issued under the Amended Plan.

TYPES OF AWARDS

The Amended Plan authorizes the award of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance shares, performance share units ("PSUs") and other stock-based awards payable by reference to the value of Common Stock.

- **Stock Options.** The Compensation Committee may grant non-qualified stock options and incentive stock options under the Amended Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the Amended Plan; provided that all stock options granted under the Amended Plan are generally required to have a per share exercise price that is not less than the greater of 100% (or 110% for incentive stock options granted to employees with over 10% voting power) of the fair market value of the Company's Common Stock or the par value of the Company's Common Stock underlying such stock options, each as determined on the date an option is granted. All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the Amended Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. Additionally, in the sole discretion of the Compensation Committee, any option that is exercisable but unexercised as of the day immediately before its expiration may be automatically exercised, in accordance with procedures established for this purpose by the Compensation Committee, but only if the exercise price is less than the fair market value of a share of Common Stock on that date. The Compensation Committee, in its discretion, may provide post-exercise restrictions on shares of stock acquired pursuant to the exercise of an option as it determines to be appropriate. The purchase price for the shares as to which a stock option is exercised may be paid to the Company, to the extent permitted by law, (1) in cash, check, cash equivalent and/or, in the sole discretion of the Compensation Committee, shares of Common Stock valued at the fair market value at the time the stock option is exercised or (2) by such other method as the Compensation Committee may permit in its sole discretion. The Company will not grant any stock options with automatic reload features, and must get shareholder approval to reduce the exercise price of stock options issued and outstanding under the Amended Plan.

- **Stock Appreciation Rights.** The Compensation Committee may grant SARs, including tandem SARs and SARs independent of any option, subject to terms and conditions that are not inconsistent with the Amended Plan. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, valued at fair market value, as determined by the Compensation Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of Common Stock, over (B) the strike price per share, times (2) the number of shares of Common Stock covered by the SAR, less an amount equal to any statutory withholding amounts or taxes required to be withheld. The strike price per share of a SAR will be determined by the Compensation Committee at the time of grant, but in no event may such amount be less than the fair market value of a share of Common Stock on the date the SAR is granted (other than in the case of SARs granted in tandem with or in substitution for previously granted awards). The exercise of a SAR granted in connection with an option will cancel the corresponding tandem SAR or option right with respect to such share of Common Stock, and vice versa. Additionally, in the sole discretion of the Compensation Committee, any SAR that is exercisable but unexercised as of the day immediately before its expiration may be automatically exercised, in accordance with procedures established for this purpose by the Compensation Committee, but only if the strike price is less than the fair market value of a share of Common Stock on that date. The Company will not grant any SARs with automatic reload features, and must get shareholder approval to reduce the exercise price of SARs issued and outstanding under the Amended Plan.

- **Restricted Shares and RSUs.** The Compensation Committee may grant restricted shares of Common Stock or RSUs, representing the right to receive, upon the expiration of the applicable restricted period, one share of Common Stock for each RSU, or, in the Compensation Committee's sole discretion, the cash value thereof, valued as of the date on which the vesting period lapsed with respect to such restricted units (or any combination of shares and cash) or defer the issuance of shares or cash beyond the expiration of the vesting period if such extension would not cause adverse tax consequences under Section 409A of the Code. As to restricted shares of Common Stock, subject to the other provisions of the Amended Plan, the holder will generally have the rights and privileges of a shareholder, including, without limitation, the right to vote such restricted shares of Common Stock (except that dividends credited on such restricted shares of Common Stock may be subject to the same restrictions applicable to the underlying awards and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding RSUs may be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, at the Compensation Committee's sole discretion, in shares of Common Stock having a value equal to the amount of such dividends (and interest may, at the Compensation Committee's sole discretion, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee). In the event that the dividend equivalents are subject to the same restrictions applicable to the underlying RSUs, the dividend equivalents will be held by the Company and delivered at the same time as the underlying RSUs are settled following the release of restrictions on such RSUs, or forfeited if such RSUs are forfeited. An award agreement may also provide that dividend equivalents on RSUs will be reinvested in additional RSUs.

- **Other Stock-Based Awards.** Under the Amended Plan, the Compensation Committee may issue other stock-based awards, including, without limitation, unrestricted Common Stock, rights to receive grants of awards at a future date, and other awards denominated in shares of Common Stock, in such amounts and dependent on such conditions as the Compensation Committee shall from time to time in its sole discretion determine.

- **Performance Shares and Performance Share Units.** The Compensation Committee may also make performance goals applicable to an award recipient with respect to any award granted in its discretion, including, but not limited to, one or more of the performance criteria set out in the Amended Plan. The Compensation Committee has the sole discretion to select the length of any applicable performance periods, the types of performance-based compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply and any other applicable terms and conditions. The performance criteria that will be used to establish the performance goal(s) may be based on the attainment of specific levels of performance of the Company (and/or one or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and may be determined in accordance with GAAP or on a non-GAAP basis. The Compensation Committee may specify any reasonable definition of the performance criteria it uses, and may provide for accelerated vesting of any awards based on the achievement of performance goals pursuant to the performance criteria specified. Following the completion of a performance period, the Compensation Committee will review and certify whether, and to what extent, the performance goals for the performance period have been achieved.

Each award under the Amended Plan will be evidenced by an award agreement, which will specify the terms and conditions of the award and any rules applicable thereto, including, without limitation, the effect on such award of the death, disability or termination, and no person will be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to awards under the Amended Plan until such shares have been issued or delivered.

No person will have any claim or right to be granted an award under the Amended Plan or, having been selected for the grant of an award, to be selected for a grant of any other award. The terms and conditions of awards and the Compensation Committee's determinations and interpretations with respect thereto need not be the same with respect to each participant.

DEFERRALS OF PAYMENT

The Compensation Committee may determine that the delivery of shares or cash upon the vesting, exercise or settlement of an award under the Amended Plan may or will be deferred in accordance with applicable law.

DIVIDENDS AND DIVIDEND EQUIVALENTS

The Compensation Committee, in its sole discretion, may provide part of an award with dividends, dividend equivalents, or similar payments in respect of awards, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion, except that, with respect to awards that are subject to the achievement of performance goals, any such credited dividends or dividend equivalents may only be paid with respect to the portion of such awards that is actually earned. The Compensation Committee may determine to subject any dividends, dividend equivalents, or other similar payments to the same restrictions applicable to their underlying awards, and in such case, such amounts will be held by the Company and delivered to the participant (with or without interest in the Compensation Committee's sole discretion), at the time that the underlying award is settled (and the right to any such accumulated dividends, dividend equivalents or other similar payments will be forfeited upon the forfeiture of the award to which such amounts relate). The Compensation Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents.

CHANGES IN CAPITAL STRUCTURE AND SIMILAR EVENTS

ADJUSTMENTS

In the event of (1) any dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of the Company's Common Stock or other securities, issuance of warrants or other rights to acquire shares of the Company's Common Stock or other securities, or other similar corporate transaction or event that affects the shares of Common Stock, or (2) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, affecting the shares of Common Stock such that the Compensation Committee determines, in its sole discretion, that an adjustment is warranted in order to prevent a substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (an adjustment event), the Compensation Committee will, in respect of any such adjustment event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Share Limit or any other limits applicable under the Amended Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of the Company's Common Stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the Amended Plan, and (C) the terms of any outstanding award (subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code), including, without limitation, (i) the number of shares of Common Stock or other securities of the Company subject to outstanding awards or to which outstanding awards relate, (ii) the exercise price or strike price with respect to any award, or (iii) any applicable performance measures.

Without limiting the generality of the foregoing, in connection with an equity restructuring, the Compensation Committee may generally provide for the cancellation of any outstanding award granted (x) in exchange for payment in cash, property, or other securities having an aggregate fair market value of the shares of Common Stock covered by such award, reduced by the aggregate exercise price, strike price, or purchase price thereof, if any, and (y) with respect to any awards for which the exercise price, strike price, or purchase price per share of Common Stock is greater than or equal to the then current fair market value per share of Common Stock, for no consideration.

CHANGE IN CONTROL

Except as otherwise determined by the Compensation Committee at the time of a change in control (as defined under the Amended Plan), or as provided in an award agreement (in each case, other than in the case of an award the vesting of which is based in whole or part upon the attainment of one or more performance measures), in connection with any change in control event of the Company, the following will apply: unless otherwise provided in the participant's award agreement, if the participant experiences a qualifying termination (generally, a termination of service with the Company a successor company and its subsidiaries without cause, or by the participant with good reason (each, as defined under the Amended Plan), at any time after the earlier of (1) shareholder approval of the change in control and (2) on or before the second anniversary of the change in control), the participant's awards will be fully vested and, in the case of an option or SAR, will remain exercisable until the earlier of the award's original expiration date and four years after the date of the qualifying termination. In the case of an award subject to one or more performance measures, such performance measures will be deemed to have been met at the greater of target and actual level of performance through the date of the change in control, as determined by the Compensation Committee in its sole discretion.

Upon a change in control, the participant's award will be treated, to the extent determined by the Compensation Committee to be permitted under Section 409A of the Code, in one of the following ways, in the Compensation Committee's sole discretion: (A) settle the awards for an amount of cash or securities equal to their value; (B) assume or issue substitute awards; (C) modify the award's terms to add events, conditions or circumstances (including termination of employment within a specified period after the change in control) upon which the awards will accelerate; (D) deem any performance conditions satisfied at the greater of target and actual level of performance through the date of the change in control; (E) provide that for at least 20 days prior to the change in control, any stock options or SARs that would not otherwise become exercisable prior to the change in control will be exercisable as to all shares of Common Stock subject thereto (but with exercise contingent upon occurrence of the change in control), and that any unexercised options or SARs will terminate upon the change in control. If consideration for the change in control includes contingent value rights, earnout or indemnity payments or similar payments, then the Compensation Committee will determine if settled awards are (i) valued at closing taking into account such contingent consideration or (ii) entitled to a share of contingent consideration. Similar actions to those specified above may be taken in the event of a merger or other corporate reorganization that does not constitute a change in control.

NONTRANSFERABILITY OF AWARDS

An award will generally not be transferable or assignable by a participant other than by will or by the laws of descent and distribution (except as the Compensation Committee may otherwise determine in its discretion and in accordance with the terms of the Amended Plan), and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against the company or any affiliate.

CLAWBACK/FORFEITURE

Unless otherwise provided in the applicable award agreement, all awards under the Amended Plan will be subject to (1) any applicable securities, tax and stock exchange laws, rules and regulations relating to the recoupment or clawback of incentive compensation, (2) the NIKE, Inc. Policy for Recoupment of Incentive Compensation as approved by the Compensation Committee and in effect at the time of grant, (3) such other policy for clawback or recoupment of incentive compensation as may subsequently be approved from time to time by the Compensation Committee, and (4) any clawback or recoupment provisions set forth in the agreement evidencing the award. Accordingly, each participant may subject to the requirement that awards be repaid to the Company and its subsidiaries after they have been distributed to the participant.

AMENDMENT AND TERMINATION

The Board may amend, alter, suspend, discontinue, or terminate the Amended Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without shareholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the Amended Plan or for changes in GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the Amended Plan (except for adjustments in connection with certain adjustment events), or (3) it would materially modify the requirements for participation in the Amended Plan. Any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to be effective without such individual's consent.

The Compensation Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award. Without shareholder approval, except as otherwise permitted in the "adjustments" provisions of the Amended Plan, (A) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (B) the Compensation Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR, and (C) the Compensation Committee generally may not take any other action which is considered a "repricing".

GOVERNING LAW

The Amended Plan, all awards granted thereunder and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Oregon, and each participant who accepts an award under the Amended Plan irrevocably waives all right to a trial by jury in any suit, action, or other proceeding instituted by or against such participant in respect of his or her rights or obligations under the Amended Plan.

PLAN TERM

The Amended Plan will be effective as of the date approved by the Company's shareholders. No award may be granted under the Amended Plan on or after the tenth anniversary of such date, but awards granted prior thereto may extend beyond that date.

NEW PLAN BENEFITS

Awards granted under the Amended Plan will be subject to the Compensation Committee's discretion, and the Compensation Committee has not determined future awards or who might receive them. As a result, the benefits that will be awarded under the Amended Plan are not determinable at this time.

On May 30, 2025, the last reported sales price for our Common Stock was $60.59 per share.

The awards granted for fiscal 2025, which would not have changed if the Amended Plan had been in place instead of the Current Plan, are set forth in the following table:

NAME AND POSITION	NUMBER OF SHARES SUBJECT TO OPTIONS	NUMBER OF UNITS[1]	DOLLAR VALUE ($)[2]
Elliott Hill President and Chief Executive Officer	227,750	125,955	17,813,897
Matthew Friend Executive Vice President and Chief Financial Officer	117,549	65,009	9,510,742
Robert Leinwand Executive Vice President, Chief Legal Officer	84,748	44,695	6,037,605
Ann Miller Executive Vice President, Global Sports Marketing	80,815	44,694	6,538,667
Craig Williams Executive Vice President, Chief Commercial Officer	117,549	65,009	9,510,742
John Donahoe II Former President and Chief Executive Officer	279,178	154,395	22,587,841
Monique Matheson Former Executive Vice President, Chief Human Resources Officer	80,815	44,694	6,538,667
Heidi O'Neill Former President, Consumer, Product & Brand	117,549	65,009	9,510,742
Current executive officers, as a group	778,887	370,305	54,264,968
Non-employee directors, as a group	—	24,370	1,903,053
Non-executive officer employees, as a group	11,287,184	3,763,949	613,697,122

[1] Includes all RSUs and PSUs (at target) granted in fiscal 2025 under our annual long-term incentive program, and excludes any one-time sign-on or retention awards, as discussed elsewhere in this proxy statement.

[2] Represents grant date fair value of awards, as determined in accordance with FASB ASC Topic 718.

U.S. FEDERAL INCOME TAX INFORMATION

The following is a general summary of the U.S. federal income tax consequences of awards under the Amended Plan to the Company and to participants in the Amended Plan who are citizens or residents of the United States for U.S. federal tax purposes. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws. Recipients of awards are advised to consult with their own independent tax advisors with respect to the specific tax consequences that, in light of their particular circumstances, might arise in connection with their awards.

STOCK OPTIONS

- **Nonstatutory Stock Options.** A participant receiving nonstatutory stock options should not recognize taxable income at the time of grant. A participant should generally recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the option shares on exercise of the nonstatutory stock options over the exercise price thereof. In general, we will be entitled to deduct from our taxable income the amount that the individual is required to include in ordinary income at the time of such inclusion. Additional special rules apply if a participant exercises a nonstatutory stock option by paying the exercise price, in whole or in part, by the transfer of shares of Common Stock to the Company.

- **Incentive Stock Options.** A participant granted an incentive stock option will not generally recognize taxable income at the time of grant or, subject to certain conditions, at the time of exercise, although he or she may be subject to alternative minimum tax. If the participant holds the shares acquired upon exercise of an incentive stock option for at least two years after the grant date and for at least one year after the exercise date, upon disposition of the shares by the participant, the difference, if any, between the sale price of the shares and the exercise price of the option will be treated as long-term capital gain or loss. In general, if a disqualifying disposition should occur (i.e., the shares acquired upon exercise of the stock option are disposed of within the later of two years from the date of grant or one year from the date of exercise), a participant will generally recognize ordinary compensation income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on disposition), over the exercise price thereof. We are not entitled to any deduction on account of the grant of incentive stock options or the participant's exercise of the option to acquire Common Stock. However, in the event of a subsequent disqualifying disposition of such shares of Common Stock acquired pursuant to the exercise of an incentive stock option under circumstances resulting in taxable compensation to the participant, in general, we should be entitled to a tax deduction equal to the amount treated as taxable compensation to the participant. Additional special rules apply if a participant exercises an incentive stock option by paying the exercise price, in whole or in part, by the transfer of shares of Common Stock to the Company.

STOCK APPRECIATION RIGHTS

No income will be realized by a participant upon grant of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the stock appreciation right. We will be able to deduct this same amount for U.S. federal income tax purposes.

RESTRICTED STOCK AWARDS AND PERFORMANCE SHARE AWARDS

A recipient of a restricted stock award or performance share award generally will recognize compensation taxable as ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares on the date the restrictions lapse over the amount, if any, paid by the participant with respect to the shares.

Any dividends paid with respect to shares of restricted stock or performance shares generally will be taxable as ordinary income to the participant at the time the dividends are received.

RESTRICTED STOCK UNITS AND PERFORMANCE SHARE UNITS

A participant generally will not recognize income at the time a restricted stock unit or performance share unit is granted. When any part of a restricted stock unit or performance share unit is paid, the participant generally will recognize compensation taxable as ordinary income at the time of such payment in an amount equal to the fair market value of any shares and/or cash the participant receives.

OTHER AWARDS

The U.S. federal income tax consequences of other awards under the Amended Plan will depend upon the specific terms of each award.

TAX CONSEQUENCES TO THE COMPANY

In the foregoing cases, the Company generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

SECTION 409A

If an award is subject to, but does not comply with, Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties (including without limitation an additional 20% penalty tax. To the extent applicable, we intend that awards granted under the Amended Plan comply with, or otherwise be exempt from, Section 409A of the Code.

TAX WITHHOLDING

The Company is authorized to deduct or withhold from any award granted or payment due under the Amended Plan, or require a participant to remit to the Company, the amount of any withholding taxes due in respect of the award or payment. Tendering shares held by the participant or share withholding for taxes is generally permitted.

STOCK OWNERSHIP INFORMATION

STOCK HOLDINGS OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the classes of NIKE securities beneficially owned, as of June 30, 2025, after giving effect to any transactions that occurred on such date, by (1) each person known to the Company to be the beneficial owner of more than five percent of any class of the Company's securities, (2) each of the directors and nominees for director, (3) each executive officer listed in the Summary Compensation Table ("NEOs"), and (4) all directors, NEOs, and other executive officers as a group. Because Class A Stock is convertible into Class B Stock on a share-for-share basis, each beneficial owner of Class A Stock is deemed by the SEC to be a beneficial owner of the same number of shares of Class B Stock. Therefore, in indicating a person's beneficial ownership of shares of Class B Stock in the table, it has been assumed that such person has converted into Class B Stock all shares of Class A Stock of which such person is a beneficial owner. For these reasons the table contains substantial duplications in the numbers of shares and percentages of Class A and Class B Stock shown for Swoosh, LLC, Philip Knight, and the Travis A. Knight 2009 Irrevocable Trust II. In addition, unless otherwise indicated, all persons named below can be reached c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453.

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Cathleen Benko	Class B	15,360	—
Timothy Cook	Class B	52,861	—
Thasunda Duckett	Class B	10,970	—
Mónica Gil	Class B	6,274	—
Maria Henry	Class B	6,148	—
Peter Henry	Class B	8,480	—
Elliott Hill[4]	Class B	—	—
Travis Knight	Class B	6,531,321 [6]	0.6%
Mark Parker[4]	Class B	2,196,333 [3][5]	0.2%
Michelle Peluso	Class B	30,195	—
John Rogers, Jr.	Class B	34,403	—
Robert Swan	Class B	33,563 [7]	—
Matthew Friend[4]	Class B	356,116 [3]	—
Robert Leinwand[4]	Class B	153,923 [3][5]	—
Ann Miller[4]	Class B	148,689 [3][5]	—
Craig Williams[4]	Class B	276,937 [3]	—
John Donahoe II[4]	Class B	1,873,660 [3][5]	0.2%
Monique Matheson[4]	Class B	356,583 [3][5]	—
Heidi O'Neill[4]	Class B	374,171 [3]	—

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Sojitz Corporation of America	Preferred [8]	300,000	100.0%
1211 S.W. 5th Ave, Pacwest Center, Ste. 2220, Portland, OR 97204			
Philip Knight	Class A	27,479,487 [9]	9.5%
One Bowerman Drive, Beaverton, OR 97005	Class B	35,815,174 [10]	3.0%
Swoosh, LLC	Class A	226,750,000 [11]	78.5%
22990 NW Bennett Street, Hillsboro, OR 97124	Class B	226,750,000	16.0%
Travis A. Knight 2009 Irrevocable Trust II	Class A	27,181,369 [12]	9.4%
22990 NW Bennett Street, Hillsboro, OR 97124	Class B	27,181,369 [12]	2.2%
The Vanguard Group	Class B	109,539,710 [13]	9.0% [13]
100 Vanguard Blvd., Malvern, PA 19355			
BlackRock, Inc.	Class B	89,773,424 [14]	7.3% [14]
55 East 52nd Street, New York, NY 10055			
All directors and executive officers as a group (18 persons)	Class B	10,027,130 [3][5]	0.8%

(1) A person is considered to beneficially own any shares: (a) over which the person exercises sole or shared voting or investment power, or (b) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through conversion of securities or exercise of stock options). Unless otherwise indicated, voting and investment power relating to the above shares is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

(2) Omitted if less than 0.1 percent.

(3) These amounts include the right to acquire the following numbers of shares within 60 days after June 28, 2025 pursuant to the exercise of stock options: 1,315,241 shares for Mr. Parker, 342,724 shares for Mr. Friend, 146,497 shares for Mr. Leinwand, 120,966 shares for Ms. Miller, 198,400 shares for Mr. Williams, 1,818,879 shares for Mr. Donahoe, 305,304 shares for Ms. Matheson, 312,267 shares for Ms. O'Neill, and 2,119,093 shares for the executive officer and director group.

(4) NEO listed in the Summary Compensation Table.

(5) Includes shares held in accounts under the NIKE, Inc. 401(k) Savings and Profit Sharing Plan: 38,731 shares for Mr. Parker, 1,464 shares for Mr. Leinwand, 2,991 shares for Ms. Miller, 220 shares for Mr. Donahoe, 12,262 shares for Ms. Matheson and 43,605 shares for the executive officer and director group.

(6) Does not include 226,750,000 shares of Class A Stock that are owned by Swoosh, LLC. Mr. Travis Knight has disclaimed beneficial ownership of all such shares.

(7) Includes 1,580 shares held by the Swan Family Revocable Trust.

(8) Preferred Stock does not have general voting rights except as provided by law, and under certain circumstances as provided in the Company's Restated Articles of Incorporation, as amended.

(9) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares. Mr. Philip Knight holds the position Chairman Emeritus, and has a standing invitation to attend all meetings of the Board as a non-voting observer.

(10) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares.

(11) Information provided as of July 11, 2024 in the Form 4 filed by the shareholder.

(12) Includes 8,038,989 shares of Class A Stock held directly by the Travis A. Knight 2009 Irrevocable Trust II (the "Trust") and 19,142,380 shares of Class A Stock held by an indirect subsidiary of the Trust. Mr. Travis Knight and members of his immediate family are among the beneficiaries of the Trust. Mr. Travis Knight disclaims beneficial ownership of the Company's securities held directly and indirectly by the Trust, except to the extent of his pecuniary interest therein.

(13) Information provided as of December 29, 2023 in Schedule 13G/A filed by the shareholder.

(14) Information provided as of December 31, 2023 in Schedule 13G/A filed by the shareholder.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and holders of more than 10 percent of a registered class of the Company's equity securities, to file with the SEC reports regarding their ownership and changes in ownership of Common Stock and other equity securities of the Company. Directors, officers, and greater than 10 percent shareholders are required by the regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of such reports furnished to the Company and written representations that no other reports were required, during fiscal 2025, we believe that all such reports that were required to be filed under Section 16(a) were timely filed.

ADDITIONAL INFORMATION

INSIDER TRADING ARRANGEMENTS AND POLICIES

We have adopted insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our employees, directors, officers, and consultants. We believe our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations as well as the exchange listing standards applicable to us. Our insider trading policies and procedures prohibit our employees, directors, officers, and consultants from trading in our securities while in possession of material non-public information, among other things. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy and our Blackout and Pre-clearance Policy, copies of which can be found as exhibits to our Annual Report on Form 10-K for the fiscal year ended May 31, 2025.

TRANSACTIONS WITH RELATED PERSONS

Philip Knight, the father of NIKE director Travis Knight, serves as Chairman Emeritus, which provides a standing invitation for Philip Knight to attend meetings of the Board and its committees as a non-voting observer. In fiscal 2025, as Chairman Emeritus, Mr. Knight received salary of $500,000, and medical and dental insurance coverage generally available to employees.

Mark Parker's son, Matthew Parker, was employed by the Company in fiscal 2025 in a non-executive role for which the Company paid Matthew Parker aggregate compensation of approximately $127,000. The compensation and benefits received by Matthew Parker were consistent with compensation and benefits paid to other employees holding similar positions.

The Company's written policy requires the Corporate Responsibility, Sustainability & Governance Committee to review any transaction or proposed transaction with a related person that would be required to be reported under Item 404(a) of Regulation S-K, and to determine whether to ratify or approve the transaction, with ratification or approval to occur only if the committee determines that the transaction is fair to the Company or that approval or ratification of the transaction is in the interest of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board during fiscal 2025 were Timothy Cook, Cathleen Benko, and Mónica Gil. The committee is composed solely of independent, non-employee directors. No member of the Compensation Committee has been an executive officer of the Company, and no member of the Compensation Committee had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the Company during fiscal 2025.

OTHER MATTERS AT THE MEETING

As of the time this proxy statement was printed, management was unaware of any proposals to be presented for consideration at the Annual Meeting other than those set forth herein, but if other matters do properly come before the Annual Meeting, the persons named in the proxy will vote the shares represented by such proxy according to their best judgment.

GENERAL INFORMATION

Why am I receiving these proxy materials?

You are receiving the enclosed proxy materials in connection with the solicitation of proxies by the Board of NIKE for use at the Annual Meeting. As a shareholder of record as of the close of business on July 9, 2025, which is the record date fixed by the Board, you are invited to attend the virtual Annual Meeting and are urged to vote your shares on the proposals described in this proxy statement.

How are the proxy materials being distributed?

This proxy statement is first being made available to shareholders on or about July 24, 2025. We are furnishing proxy materials to our shareholders primarily via the Internet, by mailing a Notice Regarding the Availability of Proxy Materials, or "Notice", instead of mailing printed copies of those materials to each shareholder. The Notice directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically unless you elect otherwise.

What is included in the proxy materials?

Our proxy materials include our Notice, our proxy statement, and our Annual Report on Form 10-K for the year ended May 31, 2025. Our Notice directs shareholders to a website where they can access our proxy materials.

Why is the Company holding a virtual Annual Meeting?

We are continuing to use a virtual meeting format because, based on the success of our recent annual meetings, we believe that it provides greater accessibility, encourages broader shareholder participation, and helps reduce costs, while still allowing us to provide shareholders the same rights and opportunities to participate as an in-person meeting.

How can I attend and participate in the virtual Annual Meeting?

Holders of record of our Class A Stock and Class B Stock at the close of business on July 9, 2025 may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting.

To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2025 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test the computer audio system.

How can I ask questions at the Annual Meeting?

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate in our virtual Annual Meeting as they would at an in-person meeting. Shareholders of record at the close of business on July 9, 2025 may submit questions in advance of and during the Annual Meeting.

- *To submit questions in advance of the Annual Meeting*: Visit www.proxyvote.com and enter your 16-digit control number included in your Notice, voting instructions form, or proxy card. Questions submitted in advance must be submitted before 11:59 P.M. Eastern Time on September 8, 2025.

- *To submit questions during the Annual Meeting*: Visit www.virtualshareholdermeeting.com/NKE2025 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

What will I be voting on at the Annual Meeting?

You will be voting:

- To elect the 12 director nominees identified in this Proxy Statement. The holders of NIKE's Class A Stock will vote to elect nine of the director nominees identified in this Proxy Statement, and the holders of NIKE's Class B Stock will vote to elect the remaining three director nominees identified in this Proxy Statement;

- To approve executive compensation by an advisory vote;

- To ratify the appointment of PwC as our independent registered public accounting firm;

- To approve the NIKE, Inc. Stock Incentive Plan as amended and restated; and

- To transact such other business as may properly come before our Annual Meeting.

How does the Board recommend that I vote on these proposals?

Our Board recommends:

- For the holders of NIKE's Class A Stock, a vote **FOR** the election of each of Mr. Timothy Cook, Ms. Thasunda Duckett, Ms. Maria Henry, Mr. Peter Henry, Mr. Elliott Hill, Mr. Travis Knight, Mr. Jørgen Vig Knudstorp, Mr. Mark Parker, and Ms. Michelle Peluso to serve as directors until the next annual meeting;

- For the holders of NIKE's Class B Stock, a vote **FOR** the election of each of Ms. Mónica Gil, Mr. John Rogers, Jr., and Mr. Robert Swan to serve as directors until the next annual meeting;

- For all shareholders, a vote **FOR** the advisory resolution approving the compensation of our NEOs as described in this proxy statement;

- For all shareholders, a vote **FOR** ratification of the appointment of PwC as our independent registered public accounting firm; and

- For all shareholders, a vote **FOR** approval of the NIKE, Inc. Stock Incentive Plan as amended and restated.

How do I vote my shares?

You may vote by proxy or at the Annual Meeting. If you received a printed copy of the proxy materials by mail, you may vote your shares by proxy before the Annual Meeting using one of the following methods: (1) vote via the internet at the website address listed on the Notice; (2) vote by telephone; or (3) complete, sign, date, and return your proxy card or voting instruction form in the postage-paid envelope we have provided. If you received only the Notice, you may vote your shares at the website address listed on the Notice or by telephone. If you plan to vote during the Annual Meeting rather than in advance, you may do so by entering the 16-digit control number included in your Notice, voting instructions form, or proxy card. Even if you plan to attend the Annual Meeting, you are encouraged to vote by proxy prior to the meeting. You can always change your vote, as described in more detail under "Can I change my vote or revoke my proxy?"

What is the difference between holding shares as a shareholder of record and as a beneficial owner or street name holder?

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the "shareholder of record" with respect to those shares and we have sent the Notice (or if you received printed proxy materials, the Notice, proxy statement, and proxy card) directly to you. You may submit a proxy and vote those shares in the manner described in this proxy statement and the Notice.

If your shares are held in a stock brokerage account or by a bank, broker or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice, voting instructions form, and/or proxy card have been forwarded to you by your broker, bank, or other holder of record who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting.

What does it mean if I receive more than one proxy card or Notice?

If you receive more than one proxy card or Notice, it means that you hold shares registered in more than one account. To ensure that all of your shares are voted, please follow the instructions included on each Notice you receive or, if you received printed proxy materials by mail, complete, sign, and return each proxy card you receive.

How many shares may be voted at the Annual Meeting?

On the close of business on July 9, 2025, 288,887,752 shares of Class A Stock and 1,188,015,740 shares of Class B Stock were issued and outstanding and entitled to vote at the meeting.

What constitutes a quorum?

For Proposal 1, the election of directors, a majority of the votes entitled to be cast by each of the Class A Stock and Class B Stock separately constitutes a quorum of Class A Stock and Class B Stock, respectively. For Proposals 2, 3, and 4, a majority of the votes entitled to be cast by both of the Class A Stock and Class B Stock together constitutes a quorum

Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists. Broker non-votes occur when a person holding shares in street name, such as through a brokerage firm, does not provide instructions as to how to vote those shares and the broker does not then vote those shares on the shareholder's behalf.

How are votes calculated?

Each share of Class A Stock and each share of Class B Stock is entitled to one vote. The holders of our Common Stock will vote together on all matters at the Annual Meeting except for the election of directors, for which the holders of Class A Stock and holders of Class B Stock will vote separately. For more information regarding our Class A Stock and Class B Stock, see the section above titled "Corporate Governance—Capital Structure".

How many votes are required to approve each proposal and how are votes counted?

	How many votes are required for approval?	How are director withhold votes treated?	How are abstentions treated?	How are broker non-votes handled?	How will signed proxies that do not specify voting preferences be treated?
Proposal 1—Elect the director nominees	For the directors elected by holders of Class A Stock: a plurality of votes of the holders of Class A Stock cast For the directors elected by holders of Class B Stock: a plurality of votes of the holders of Class B Stock cast	Withhold votes will not be counted as votes cast for purposes of the plurality voting standard, but will be considered in determining whether our director resignation policy applies to a director	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the election of each of the named nominees for director
Proposal 2—Advisory vote to approve executive compensation	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the proposal regarding an advisory vote to approve executive compensation
Proposal 3—Ratify selection of PwC as our independent registered public accounting firm	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Banks, brokers and other holders of record may exercise discretion and vote on this matter and these will be counted as votes cast	Shares will be voted "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm
Proposal 4—Approve the NIKE, Inc. Stock Incentive Plan as amended and restated	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the proposal to approve the NIKE, Inc. Stock Incentive Plan as amended and restated

What happens if a director fails to receive the support of a majority of votes cast?

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election shall tender their resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will then recommend to the Board the action to be taken with respect to the resignation, and the Board will publicly disclose its decision with respect to such resignation within 90 days after the certification of the election results.

Can I change my vote or revoke my proxy?

A shareholder giving the enclosed proxy has the power to revoke it. You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by voting your shares online during the Annual Meeting or by delivering to the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453 either written notice of your revocation or an executed proxy bearing a later date.

How are proxies being solicited?

In addition to soliciting proxies by mail, certain officers and employees of the Company, without extra compensation, may also solicit proxies personally or by telephone. Copies of proxy solicitation materials will be furnished to fiduciaries, custodians, and brokerage houses for forwarding to the beneficial owners of shares held in their names. We may retain Georgeson, Inc. to solicit proxies at a cost we anticipate will not exceed $17,500. The Company will bear the cost of soliciting proxies.

How do I find out the voting results?

We expect to announce preliminary voting results at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K following the Annual Meeting.

How can I submit a proposal for next year's annual meeting?

A shareholder proposal (other than a proxy access nomination) intended for inclusion in the Company's proxy statement and form of proxy for the 2026 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act must be received by the Corporate Secretary of NIKE, Inc. at shareholder.proposals@Nike.com on or before March 19, 2026 and otherwise comply with all applicable rules and regulations under the Exchange Act.

A shareholder wishing to submit a proxy access nomination for inclusion in the Company's proxy statement and form of proxy for the 2026 annual meeting of shareholders pursuant to Article II, Section 11 of the Company's Bylaws must provide the Company with timely written notice of such nomination and otherwise comply with the applicable requirements set forth in the Bylaws. To be timely, notice of such nomination, along with the other information required by the Company's Bylaws, must be received by the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, no earlier than February 24, 2026 and no later than March 26, 2026.

Under Article II, Section 10 of the Company's Bylaws, any shareholder wishing to submit any other proposal or nomination for consideration at the 2026 annual meeting of shareholders must provide the Company with timely written notice of such proposal or nomination and otherwise comply with the requirements set forth in the Bylaws. To be timely, such notice, along with the other information required by the Company's Bylaws, must be received by the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, no earlier than May 12, 2026 and no later than June 11, 2026.

In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees for the 2026 annual meeting of shareholders must also comply with all applicable requirements of Rule 14a-19 under the Exchange Act. The advance notice requirement under Rule 14a-19 does not override or supersede the longer advance notice requirement under the Company's Bylaws.

For the Board of Directors,

Mary Hunter
Vice President, Corporate Secretary

NIKE, INC.STOCK INCENTIVE PLAN
As amended and restated effective July 17, 2025

1.   **Purpose**. The purpose of this Plan is to enable the Company to attract and retain experienced officers, directors, employees, consultants, advisors, and independent contractors and to provide an incentive for them to apply their best efforts on behalf of the Company. The Plan amends and restates the NIKE, Inc. Stock Incentive Plan, as amended as of June 17, 2020 (the "2020 Plan") for awards granted on or after the Effective Date, subject to the approval by the Company's stockholders at the 2025 Annual Meeting.

2.   **Definitions**. The following definitions shall be applicable throughout the Plan.
(a)   "2020 Plan" has the meaning set forth in Section 1 of the Plan.
(b)   "Accounting Firm" has the meaning given such term in Section 14(x) of the Plan.
(c)   "Adjustment Event" has the meaning given such term in Section 12(a) of the Plan.
(d)   "Affiliate" has the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.
(e)   "Award" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Share Unit, Other Stock-Based Award or any other award granted under this Plan.
(f)   "Award Agreement" means the document(s) or other terms and conditions in a form specified by the Committee by which each Award is evidenced, which may be in written, electronic or in any other form as specified by the Committee.
(g)   "Board" means the Board of Directors of the Company.
(h)   "Cause" means (i) the failure to substantially perform the Participant's reasonably assigned duties with the Company or Employer (other than any such failure resulting from incapacity due to physical or mental illness) as determined in the sole discretion of the Company; (ii) commission of any act involving insubordination, fraud, illegality, dishonesty, gross misconduct in the performance of employment duties, or moral turpitude; (iii) the breach of any material Company (or subsidiary) policy or code of conduct as may be adopted from time to time; or (iv) involvement in activities where such activities violate Company (or subsidiary) policy and places the Company at risk or has or could be detrimental to or reflect unfavorably upon the Company or its reputation, brands, services, or products. The Company shall make the determination as to whether a Termination is for Cause, and such determination shall be binding, final and conclusive on all concerned.
(i)   "Change in Control" means the occurrence of any of the following events:
(i)   during any period of not more than 48 months, individuals who constitute the Board as of the beginning of the period (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; *provided* that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;
(ii)   (A) at any time the holders of the Company's Class A Common Stock, voting as a separate class, have the right to elect a majority of the members of the Board, any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) or two or more persons acting in concert, other than the Knight Family, is or becomes a "beneficial owner" (as defined in Rule 13d 3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the then-outstanding Class A Common Stock of the Company or (B) at any time after the holders of the Company's Class A Common Stock, voting as a separate class, cease to have the right to elect a majority of the members of the Board, a person or two or more persons acting in concert, other than the Knight Family, becomes the beneficial owner of 50% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board ("Company Voting Securities"); *provided, however*, that the event described in this clause (ii) will not be deemed to be a Change in Control by virtue of the ownership or acquisition of more than 50% of the Company's then-outstanding Class A Common Stock or Company Voting Securities: (A) by the Company Group, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company Group, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a Non-Qualifying Transaction (as defined in clause (iii) of this definition) or (E) by any private investor from the Company Group;
(iii)   the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the "Surviving Entity"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power, is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by Shares into which such Company Voting Securities were converted pursuant to such Business

Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity) and (C) at least 50% of the members of the board of directors of the parent (or, if there is no parent, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) of this paragraph (c) will be deemed to be a "Non-Qualifying Transaction");

(iv)   the consummation of a sale of all or substantially all of the Company's assets (other than to an affiliate of the Company); or

(v)   the Company's stockholders approve a plan resulting in the consummation of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control will not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company Group which reduces the number of Company Voting Securities outstanding; *provided* that if after such acquisition by the Company Group such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control will then occur. The Committee shall make the determination as to whether a Change in Control will have occurred, and such determination shall be binding, final and conclusive.

(j)   "CIC Qualifying Termination" means a Termination of a Participant's employment or service with the Company (or a Successor Company) and its subsidiaries by the Company (or a Successor Company) or any of its subsidiaries without Cause, or by the Participant for Good Reason, at any time after the earlier of Shareholder Approval, if any, or the Change in Control and on or before the second anniversary of the Change in Control.

(k)   "Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(l)   "Committee" means the Compensation Committee of the Board (or any committee of the Board serving a similar function) or any properly delegated subcommittee thereof or, if no such Compensation Committee (or committee of the Board serving a similar function) or subcommittee thereof exists, the Board.

(m)   "Common Stock" means the Class B Common Stock, no par value per share, of the Company (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged), as adjusted as set forth hereunder.

(n)   "Company" means NIKE, Inc., an Oregon corporation, and any successor thereto.

(o)   "Company Group" means, collectively, the Company and its subsidiaries.

(p)   "Designated Foreign Subsidiaries" means all members of the Company Group that are organized under the laws of any jurisdiction or country other than the United States of America that may be designated by the Board or the Committee from time to time.

(q)   "Disability" has the meaning ascribed to such term under Section 22(e)(3) of the Code.

(r)   "Effective Date" has the meaning set forth in Section 14(bb) of the Plan.

(s)   "Eligible Director" means a person who is (i) with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act; and (ii) with respect to actions undertaken to comply with the rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, an "independent director" under the rules of the NYSE or any other securities exchange or inter- dealer quotation system on which the Common Stock is listed or quoted, or a person meeting any similar requirement under any successor rule or regulation.

(t)   "Eligible Person" means any (i) individual employed by the Employer; *provided, however*, that no such employee within the United States covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Employer; or (iii) consultant or advisor to any member of the Employer who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act.

(u)   "Employer" means the Company and any parent or subsidiary corporation of the Company (if different from the Company).

(v)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(w)   "Excise Tax" has the meaning given such term in Section 14(x) of the Plan.

(x)   "Exercise Price" has the meaning given such term in Section 7(b) of the Plan.

(y)   "Fair Market Value" means, with respect to a share of Common Stock, the closing price reported for the Common Stock on the applicable date as reported on the New York Stock Exchange, unless determined as otherwise specified herein. For purposes of the grant of any Award, the applicable date will be the trading day on which the Award is granted or, if the date the Award is granted is not a trading day, the trading day immediately prior to the date the Award is granted. For purposes of the exercise of any Award, the applicable date is the date a notice of exercise is received by the Company or, if such date is not a trading day, the trading day immediately following the date a notice of exercise is received by the Company.

(z)   "GAAP" means generally accepted accounting principles.

(aa)   "Good Reason" means the occurrence (without the Participant's express written consent) of any of the following:

(i)   the assignment of a different title, job or responsibilities that results in a material decrease in the level of responsibility of the award holder after Shareholder Approval, if applicable, or the Change in Control when compared to the award holder's level of responsibility for the Company's operations prior to Shareholder Approval, if applicable, or the Change in Control; *provided* that Good Reason shall not exist if the award holder continues to have the same or a greater general level of responsibility for Company operations after the Change in Control as the award holder had prior to the Change in Control even if the Company operations are a subsidiary or division of the surviving company;

(ii)   a reduction in the award holder's base pay as in effect immediately prior to Shareholder Approval, if applicable, or the Change in Control;

(iii)   a material reduction in the award holder's total target direct compensation (comprising of annual base salary, target annual cash incentives and target long-term stock incentives, as applicable) after Shareholder Approval, if applicable, or the Change in Control compared to the holder's total target direct compensation as in effect prior to Shareholder Approval, if applicable, or the Change in Control; or

(iv)   the award holder is required to be based more than 50 miles from where the award holder's principal place of employment is located immediately prior to Shareholder Approval, if applicable, or the Change in Control except for required travel on company business to an extent substantially consistent with the business travel obligations which the award holder undertook on behalf of the Company prior to Shareholder Approval, if applicable, or the Change in Control.

Notwithstanding any provision in this Agreement or the Plan to the contrary, a termination of an employment or other service relationship by the award holder will not be for Good Reason unless (1) the award holder notifies the Company in writing of the existence of the condition that the award holder believes constitutes Good Reason within thirty (30) days of the initial existence of such condition (which notice specifically identifies such condition), (2) the Company fails to remedy such condition within thirty (30) days after the date that it receives such notice (the "Remedial Period"), and (3) the award holder actually terminates the award holder's employment or other service relationship within thirty (30) days after the expiration of the Remedial Period. If the award holder terminates his or her employment or other service relationship before the expiration of the Remedial Period or after the Company remedies the condition, then the award holder's termination will not be considered to be for Good Reason.

(bb)   "Immediate Family Members" has the meaning given such term in Section 14(b)(ii) of the Plan.

(cc)   "Incentive Stock Option" means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(dd)   "Indemnifiable Person" has the meaning given such term in Section 4(e) of the Plan.

(ee)   "Knight Family" means, collectively, Philip H. Knight, and his wife, children, parents and siblings, and any trust, corporation or partnership with respect to his assets established for estate planning purposes, including, for the avoidance of doubt, Swoosh, LLC.

(ff)   "Legacy Full Value Award" is a grant, prior to the Effective Date, of one (1) or more shares of Common Stock or a right to receive one (1) or more shares of Common Stock in the future, including Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units and any dividend equivalents or units or rights issued in respect of dividend equivalents; *provided, however*, that only such shares issued under Awards granted after July 16, 2010 that were in excess of the Legacy Full Value Limit shall be a Legacy Full Value Award. For the avoidance of doubt, no Award granted on or after the Effective Date shall be a Legacy Full Value Award, and no Award (or shares issued under an Award) granted up to and below the Legacy Full Value Limit shall be a Legacy Full Value Award.

(gg)   "Legacy Full Value Limit" shall equal twenty-five million (25,000,000) shares of Common Stock plus the number of shares of Common Stock issued pursuant to stock awards under the 2020 Plan (or any predecessor plan) granted on or before July 16, 2010 that were forfeited to the Company or withheld to satisfy tax withholding obligations after July 16, 2010.

(hh)   "New Full Value Award" is a grant, on or after the Effective Date, of one (1) or more shares of Common Stock or a right to receive one (1) or more shares of Common Stock in the future, including Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units and any dividend equivalents or units or rights issued in respect of dividend equivalents.

(ii)   "Nonqualified Stock Option" means an Option which is not designated by the Committee as an Incentive Stock Option.

(jj)   "Non-Employee Director" means a member of the Board who is not an employee of any member of the Company Group.

(kk)   "NYSE" means the New York Stock Exchange.

(ll) "Option" means an Award granted under Section 7 of the Plan.

(mm) "Option Period" has the meaning given such term in Section 7(c)(ii) of the Plan.

(nn) "Other Stock-Based Award" means an Award granted under Section 10 of the Plan that is payable by reference to the value of Common Stock.

(oo) "Participant" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(pp) "Performance Criteria" means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goals for a Performance Period with respect to any Performance Share or Performance Share Unit under the Plan.

(qq) "Performance Goals" means, for a Performance Period, one (1) or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(rr) "Performance Period" means the one (1) or more periods of time, as the Committee may select, over which the attainment or one (1) or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Share or Performance Share Unit.

(ss) "Performance Share" means any Award designated by the Committee as a Performance Share pursuant to Section 11 of the Plan.

(tt) "Performance Share Unit" means any Award designated by the Committee as a Performance Share Unit pursuant to Section 11 of the Plan.

(uu) "Permitted Transferee" has the meaning given such term in Section 14(b)(ii) of the Plan.

(vv) "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) any member of the Company Group, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(ww) "Plan" means this NIKE, Inc. Amended and Restated Stock Incentive Plan, as it may be amended from time to time.

(xx) "Restricted Stock" means a share of Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(yy) "Restricted Stock Unit" means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(zz) "SAR Period" has the meaning given such term in Section 8(c)(ii) of the Plan.

(aaa) "Section 409A of the Code" has the meaning given such term in Section 14(v)(i) of the Plan.

(bbb) "Securities Act" means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(ccc) "Service Recipient" means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable (or any Successor Company, to the extent applicable).

(ddd) "Shareholder Approval" means approval by the shareholders of the Company of a transaction, the consummation of which would be a Change in Control.

(eee) "Share Limit" has the meaning given such term in Section 5(a) of the Plan.

(fff) "Stock Appreciation Right" or "SAR" means an Award granted under Section 8 of the Plan.

(ggg) "Strike Price" has the meaning given such term in Section 8(b) of the Plan.

(hhh) "Substitute Awards" has the meaning given such term in Section 5(d) of the Plan.

(iii) "Sub-Plans" means any sub-plan to this Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the United States of America, with each such sub-plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Share Limit and the other limits specified in Section 5 shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(jjj) "Successor Company" means an acquiring company or successor to the Company, or the surviving company of a Change in Control, or, if any, the parent or holding company thereof.

(kkk) "Termination" means the termination of a Participant's employment or service, as applicable, with the Service Recipient.

3.   **Effective Date; Duration**. The Plan shall become effective as of the Effective Date, subject to approval by the Company's stockholders on such date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; *provided, however*, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards. In no event may an Incentive Stock Option be granted more than ten (10) years after the Effective Date. If the Plan is not approved by stockholders, the 2020 Plan shall continue to remain in effect in accordance with its terms until the later of (x) the date on which all shares of Common Stock available for issuance under the 2020 Plan have been issued and all restrictions on such shares have lapsed and (y) the tenth (10th) anniversary of the last action by the shareholders approving any amendment to the 2020 Plan or amendment and restatement of the Plan to increase the number of shares of Common Stock available for issuance under the 2020 Plan; *provided, however*, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the 2020 Plan shall continue to apply to such Awards.

4.   **Administration**.

(a)   The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b)   Subject to the provisions of the Plan and applicable law, in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee will have the authority in its sole discretion to:

(i)   exercise all of the powers granted to it, and make all determinations, under the Plan;

(ii)   construe, interpret and implement and correct any defect, supply any omission and reconcile any inconsistency in the Plan and all Award Agreements and determine disputed facts related thereto; *provided* that, with respect to all claims or disputes arising out of any determination of the Committee that materially adversely affects a Participant's Award, (A) the affected Participant shall file a written claim with the Committee for review, explaining the reasons for such claim, and (B) the Committee's decision must be written and must explain the decision;

(iii)   prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing the Committee's own operations;

(iv)   grant, or recommend to the Board for approval to grant, Awards and determine the terms of such Awards;

(v)   amend the Plan or any outstanding Award Agreement in any respect including, without limitation, to: (A) accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised or waive or amend any vesting terms, (B) accelerate the time or times at which Shares are delivered under the Award (and, without limitation on the Committee's rights, in connection with such acceleration, the Committee may provide that any shares of Common Stock delivered pursuant to such Award will be restricted shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Participant's underlying Award), or (C) reflect a change in the Participant's circumstances (e.g., a change to part-time employment status or a change in position, duties or responsibilities);

(vi)   determine at any time whether, to what extent and under what circumstances and method or methods, subject to Section 14(v), (A) Awards may be: settled in cash, Common Stock, other securities, other Awards or other property, exercised, or canceled, forfeited or suspended; (B) shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Participant thereof or of the Committee; and (C) Awards may be settled by the Company Group or any of their affiliates or any of their designees; and

(vii)   adopt Sub-Plans.

(c)   The Committee may allocate among its members and delegate to any person who is not a member of the Committee, or to any administrative group within the Company Group, any of its powers, responsibilities or duties. In delegating its authority, the Committee will consider the extent to which any delegation may cause Awards to fail to meet the requirements of Rules 16(b)-3(d)(1) or 16(b)-3(e) under the Exchange Act. Except as specifically provided to the contrary, references to the Committee include any administrative group, individual or individuals to whom the Committee has delegated its duties and powers. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one (1) or more officers of any member of the Company Group, the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for the exemptions provided by Rule 16b-3 under the Exchange Act will be taken only by the Board or by a committee or subcommittee of two (2) or more Eligible Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as an Eligible Director shall not invalidate any action that is otherwise valid under the Plan.

(d)   The determination of the Committee on all matters relating to the Plan or any Award Agreement will be entitled to the maximum deference permitted by law and will be final, binding and conclusive and non-reviewable and non-appealable and may be entered as a final judgment in any court having jurisdiction.

(e)   No member of the Board, the Committee or any employee or agent of any member of the Company Group or any person to whom the Board or Committee delegates its powers, responsibilities or duties, including by resolution (each such Person, an "Indemnifiable Person"), shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including legal fees and expenses) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award granted hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company's approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); *provided*, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law (including the applicable rules of NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted) or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the organizational documents of any member of the Company Group, as a matter of law, under an individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Person harmless.

(f)   Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the NYSE or any other securities exchange or inter- dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.   **Grant of Awards; Shares Subject to the Plan; Limitations**.

(a)   Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 12 of the Plan, as of the Effective Date, the maximum number of shares of Common Stock subject to Awards that may be delivered under the Plan is 843,000,000 shares of Common Stock (the "Share Limit"); (ii) subject to Section 12 of the Plan, no more than 843,000,000 shares of Common Stock may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the fiscal year in respect of such Non-Employee Director's service on the Board, shall not exceed $1,500,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

(b)   Except as otherwise provided herein and other than with respect to Substitute Awards, any shares of Common Stock subject to an Award which for any reason expires or is forfeited, cancelled, surrendered, or terminated without issuance of shares of Common Stock (including shares of Common Stock attributable to Awards that are settled in cash) shall again be available under the Plan. Shares of Common Stock subject to an Award under the Plan may not again be made available for issuance under the Plan if such shares of Common Stock are: (i) shares of Common Stock that were subject to a stock-settled SAR and were not issued or delivered upon the net settlement of such SAR; (ii) shares of Common Stock delivered to or withheld by the Company to pay the Exercise Price, the Strike Price, or the withholding taxes related to an outstanding Award; or (iii) shares of Common Stock repurchased on the open market with the proceeds of an Option exercise. Any shares of Common Stock subject to a Legacy Full Value Award, as applicable, shall be counted against the Share Limit as 2.8:1 shares of Common Stock for every one (1) share of Common Stock issued in connection with such Award, and every New Full Value Award shall be counted against the Share Limit as 2.5:1 shares of Common Stock for every one (1) share of Common Stock issued in connection with such Award. If shares of Common Stock subject to any such Legacy Full Value Award, as applicable, or New Full Value Award are forfeited, cancelled, surrendered, or terminated without issuance of shares of Common Stock and would otherwise return to the Plan pursuant to this Section 5(b), 2.8 times or 2.5 times the number of shares of Common Stock so forfeited, cancelled, surrendered or terminated shall again be available for issuance under the Plan, respectively.

(c)   Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase or a combination of the foregoing.

(d)   Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines ("Substitute Awards"). Substitute Awards shall not be counted against the Share Limit; *provided*, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares under a stockholder approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan (and shares of Common Stock subject to such Awards shall not be added to the shares available for Awards under the Plan as provided in Section 5(b) above); *provided* that Awards using such available shares of Common Stock shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company Group prior to such acquisition or combination. Except as expressly provided by the terms of this Plan, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property or for labor or services, either upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of any member of the Company Group convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof, shall be made with respect to Awards then outstanding hereunder.

6.   **Eligibility**. Participation in the Plan shall be limited to Eligible Persons. The Committee shall determine and designate, from time to time, from among the Eligible Persons those persons who will be granted Awards under the Plan and who will become Participants, and, subject to the terms and conditions of the Plan, a Participant may be granted any Award permitted under the provisions of the Plan and more than one Award may be granted to a Participant.

7.   **Options**.

(a)   General. Each Option granted under the Plan shall be evidenced by an Award Agreement, in written or electronic form, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, *provided* that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b)   Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price ("Exercise Price") per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the date of grant), or if greater, the par value of a share of Common Stock (determined as of the date of grant); *provided, however*, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the date of grant.

(c)   Vesting and Expiration.

(i)   Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, subject to the terms of the Plan.

(ii)   Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the date of grant (the "Option Period"). Notwithstanding the foregoing, in no event shall the Option Period exceed five (5) years from the date of grant in the case of an Incentive Stock Option granted to a Participant who on the date of grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.

(iii)   In the sole discretion of the Committee, any Option that is exercisable but unexercised as of the day immediately before the expiration of the Option Period may be automatically exercised, in accordance with procedures established for this purpose by the Committee, but only if the Exercise Price is less than the Fair Market Value of a share of

Common Stock on that date. In the event of an automatic exercise, payment of the Exercise Price and any applicable tax withholdings shall be made by a "net exercise" procedure as described in Section 7(d)(ii)(B) below.

(d)   Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld. Options which have become exercisable may be exercised in whole or in part (but with respect to whole shares of Common Stock only) by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent and/or, in the sole discretion of the Committee, shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (*provided*, however, that shares of Common Stock may not be used to pay any portion of the Exercise Price unless the holder thereof has good title, free and clear of all liens and encumbrances); *provided*, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for not less than six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying GAAP); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (A) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (B) a "net exercise" procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Exercise Price and any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld.

(e)   Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (A) two (2) years after the date of grant of the Incentive Stock Option or (B) one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(f)   Post-Exercise Limitations. The Committee, in its discretion, may provide in an Award Agreement such restrictions on shares of Common Stock acquired pursuant to the exercise of an Option as it determines to be desirable, including, without limitation, restrictions relating to disposition of the shares and forfeiture restrictions based on service, performance, share of Common Stock ownership by the Participant and such other factors as the Committee determines to be appropriate.

(g)   Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter- dealer quotation system on which the securities of the Company are listed or traded.

(h)   No Repricing or Reloads. Except as otherwise permitted under Section 12 of the Plan, reducing the Exercise Price of Stock Options issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the Exercise Price), will require approval of the Company's stockholders. The Company will not grant any Stock Options with automatic reload features.

8.   **Stock Appreciation Rights**.
(a)   General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b)   Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price ("Strike Price") per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the date of grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c)   Vesting and Expiration.
(i)   A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such events as determined by the Committee, subject to the terms of the Plan.

(ii)   SARs shall expire upon a date determined by the Committee, not to exceed ten (10) years from the date of grant (the "SAR Period").

(iii)   In the sole discretion of the Committee, any SAR that is exercisable but unexercised as of the day immediately before the expiration of the SAR Period may be automatically exercised, in accordance with procedures established for this purpose by the Committee, but only if the Strike Price is less than the Fair Market Value of a share of Common Stock on that date. In the event of an automatic exercise, payment of the Strike Price and any applicable tax withholdings shall be made as described in Section 8(e) below.

(d)   Method of Exercise. SARs which have become exercisable may be exercised in whole or in part (but with respect to whole shares of Common Stock only) by written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. The exercise of a SAR granted in connection with an Option shall cancel the corresponding tandem SAR or Option right with respect to such share of Common Stock, and vice versa.

(e)   Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares of Common Stock subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one (1) share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(f)   No Repricing or Reloads. Except as otherwise permitted under Section 12 of the Plan, reducing the Strike Price of SARs issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the Strike Price), will require approval of the Company's stockholders. The Company will not grant any SARs with automatic reload features.

9.   **Restricted Stock and Restricted Stock Units**.

(a)   General. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b)   Stock Certificates and Book-Entry; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company's directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (if required by the Committee) an Award Agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder of Common Stock with respect to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock; *provided*, that the Committee may determine that dividends credited with respect to any shares of Restricted Stock will be subject to the same restrictions (whether time-and/or performance-based) applicable to the underlying shares of Restricted Stock, and held by the Company and delivered (without interest) to the Participant at the time that the restrictions on such Restricted Stock lapse (and that the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate). To the extent that shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

(c)   Vesting. Restricted Stock and Restricted Stock Units shall vest, and any applicable vesting period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee, subject to the terms of the Plan.

(d)   Issuance of Restricted Stock and Settlement of Restricted Stock Units.

(i)   Upon the expiration of the vesting period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall issue to the Participant, or his or her beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the vesting period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii)   Unless provided by the Committee in an Award Agreement or otherwise, upon the expiration of the vesting period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or his or her beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; *provided, however*, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units; or (B) defer the issuance of shares of Common Stock (or cash or part shares of Common Stock and part cash, as the case may be) beyond the expiration of the vesting period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in settlement of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of Common Stock as of the date on which the vesting period lapsed with respect to such Restricted Stock Units. To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalents (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate, and subject to such terms, as determined by the Committee. Any accumulated dividend equivalents (and interest thereon, if applicable) may be subject to the same restrictions (whether time-and/or performance-based) applicable to the underlying Restricted Stock Units. In the event that the dividend equivalents are subject to the same restrictions applicable to the underlying Restricted Stock Units, the dividend equivalents will be held by the Company and delivered at the same time as the underlying Restricted Stock Units are settled following the date on which the vesting period lapses with respect to such Restricted Stock Units (and if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalents (or interest thereon, if applicable)). An Award Agreement may also provide that dividend equivalents on Restricted Stock Units will be reinvested in additional Restricted Stock Units.

(e)   Legends on Restricted Stock. Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear any legends required by the Committee, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock.

10.   **Other Stock-Based Awards**. The Committee may issue Other Stock-Based Awards including, without limitation, (a) unrestricted Common Stock, (b) rights to receive grants of Awards at a future date, or (c) other Awards denominated in Common Stock, valued by reference to, or that are otherwise based on the Fair Market Value per share of Common Stock, including, without limitation, Performance Shares or Performance Share Units under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine (including, without limitation, provisions relating to deferred payment). Each Other Stock-Based Award granted under the Plan shall be evidenced by an Award Agreement. Each Other Stock-Based Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 14(a) of the Plan.

11.   **Performance Shares and Performance Share Units**.
(a)   General. The Committee shall have the authority, at or before the time of grant of any Award, to designate such Award as a Performance Share or Performance Share Unit.
(b)   Discretion of Committee with Respect to Performance Shares and Performance Share Units. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Share or Performance Share Unit to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply and any other applicable terms and conditions.
(c)   Performance Criteria.
(i)   The Performance Criteria that will be used to establish the Performance Goal(s) may be based on the attainment of specific levels of performance of the Company (and/or one (1) or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and may include, but are not limited to, any of the following, which may be determined in accordance with GAAP or on a non-GAAP basis: (i) sales or net sales; (ii) gross profit or margin; (iii) expenses, including cost of goods sold, operating expenses, marketing and administrative expenses, research and development, restructuring or other special or unusual items, interest, tax expenses, or other measures of savings; (iv) operating earnings, earnings before interest, taxes, depreciation, or amortization, net earnings, earnings per share (basic or diluted) or other measure of earnings; (v) cash flow, including cash flow from operations, investing, or financing activities, before or after dividends, investments, or capital expenditures; (vi) balance sheet performance, including debt, long or short term, inventory, accounts payable or receivable, working capital, or stockholders' equity; (vii) return measures, including return on invested capital, sales, assets, or equity; (viii) stock price performance or stockholder return; (ix) economic value created or added; (x) implementation or completion of critical projects, including acquisitions, divestitures, and other ventures, process improvements, product or production quality, attainment of other strategic objectives, including market penetration, geographic expansion, product development, regulatory or quality performance, innovation or research goals, or the like; (xi) any other objective or subjective performance criteria specified by the Committee; or (xii) any combination of the foregoing.

(ii)   The Committee may specify any reasonable definition of the Performance Criteria that it uses, and any one (1) or more of the Performance Criteria may be stated as a percentage of another Performance Criteria, or used on an absolute or relative basis to measure the performance of the Company and/or one (1) or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, administrative departments of the Company and/or one (1) or more members of the Company Group or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this Section 11(c).

(d)   Modification of Performance Goal(s). The Committee shall have the authority to specify adjustments or modifications to be made to the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; (x) a change in the Company's fiscal year; and (xi) any other adjustments specified by the Committee. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render Performance Goals to be unsuitable, the Committee may modify such Performance Goals, in whole or in part, as the Committee deems appropriate. If a Participant is promoted, demoted, or transferred to a different business unit or function during a Performance Period, the Committee may determine that the Performance Goals or Performance Period are no longer appropriate and may (x) adjust, change or eliminate the Performance Goals or the applicable Performance Period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (y) make a cash payment to the Participant in an amount determined by the Committee.

(e)   Payment of Performance Shares and Performance Share Units.

(i)   Condition to Receipt of Payment. A Participant will be eligible for payment in respect of a Performance Share or Performance Share Unit for an applicable Performance Period as provided in the applicable Award Agreement.

(ii)   Limitation. Unless otherwise provided in the applicable Award Agreement or as may otherwise be determined by the Committee, a Participant shall be eligible to receive payment in respect of a Performance Share or Performance Share Unit to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant's Performance Share or Performance Share Unit has been earned for the Performance Period.

(iii)   Certification. Following the completion of a Performance Period, the Committee shall review and certify whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify that amount of the Performance Shares or Performance Share Units earned for the period. The Committee shall then determine the amount of each Participant's Performance Shares or Performance Share Units actually payable for the Performance Period, and in so doing, the Committee may make such adjustments to the amount of the Performance Share or Performance Share Unit earned as it determines in its sole discretion.

(iv)   Timing of Award Payments. Unless otherwise provided in the applicable Award Agreement, Performance Shares or Performance Share Units granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11.

12.   **Changes in Capital Structure and Similar Events**. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder:

(a)   General. In the event (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock, or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, affects the shares of Common Stock such that the Committee determines, in its sole discretion, that an adjustment is warranted in order to prevent a substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an "Adjustment Event"), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (A) the Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder, (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan, and (C) the terms of any outstanding Award (subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code), including, without limitation, (1) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award, or (3) any applicable performance measures; *provided*, that in the case of any "equity restructuring" (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Without limiting the generality of the foregoing, in connection with an Adjustment Event, the Committee may provide, in its sole discretion, for the cancellation of any outstanding Award granted hereunder (I) in exchange for payment in cash, property, or other securities, in the Committee's sole discretion, having an aggregate Fair Market Value of the shares of Common Stock covered by such Award, reduced by the aggregate Exercise Price, Strike Price, or purchase price thereof, if any, and (II) with respect to any Awards for which the Exercise Price, Strike Price, or purchase price per share of Common Stock is greater than or equal to the then current Fair Market Value per share of Common Stock, for no consideration. Notwithstanding anything contained in the Plan to the contrary, any adjustment with respect to an Incentive Stock Option due to an adjustment or substitution described in this Section 12(a) shall comply with the rules of Section 424(a) of the Code, and in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be disqualified as an incentive stock option for purposes of Section 422 of the Code. Any adjustment made under this Section 12 shall be conclusive and binding for all purposes.

(b)   Change in Control. Except as otherwise determined by the Committee at the time of a Change in Control or as provided in an Award Agreement (in each case, other than in the case of an Award the vesting of which is based in whole or part upon the attainment of one or more performance measures), in the event of a Change in Control of the Company, the following provisions will apply:

(i)   Unless otherwise provided in the applicable Award Agreement, if the Participant experiences a CIC Qualifying Termination, the Participant's Awards shall be fully vested and, in the case of an Option or SAR, shall remain exercisable until the earlier of the original expiration date of the Option or SAR and the expiration of four years after the date of the CIC Qualifying Termination; *provided* that in the case of an Award the vesting of which is based in whole or part upon the attainment of one or more performance measures, such performance measures shall be deemed to have been met at the greater of target and actual level of performance through the date of the Change in Control, as determined by the Committee in its sole discretion. The Committee may require a Participant to enter into an agreement containing restrictive covenants, including without limitation, covenants not to compete, not to solicit customers or employees, not to make use of confidential information, not to disparage the Company, or to cooperate with the Company in responding to claims about which the Participant has knowledge, as a condition to the application of the provisions of this Section 12(b)(i).

(ii)   Notwithstanding the foregoing, in the event of a Change in Control, a Participant's Award will be treated, to the extent determined by the Committee to be permitted under Section 409A of the Code, in accordance with one or more of the following methods as determined by the Committee in its sole discretion: (A) settle such Awards for an amount of cash or securities equal to their value, where in the case of Stock Options and SARs, the value of such Awards, if any, will be equal to their in-the-money spread value (if any), as determined in the sole discretion of the Committee; (B) provide for the assumption of or the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its sole discretion; (C) modify the terms of such Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the vesting of such Awards or lapse of restrictions thereon will accelerate; (D) deem any performance conditions satisfied at the greater of target and actual level of performance through the date of the Change in Control, as determined by the Committee in its sole discretion; or (E) provide that for a period of at least twenty (20) days prior to the Change in Control, any Stock Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all shares of Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control, and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void), and that any Stock Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control. In the event that the consideration paid in the Change in Control includes contingent value rights, earnout or indemnity payments or similar payments, then the Committee will determine if Awards settled under clause (A) above are (1) valued at closing taking into account such contingent consideration (with the value determined by the Committee in its sole discretion) or (2) entitled to a share of such contingent consideration. For the avoidance of doubt, in the event of a Change in Control where all Stock Options and SARs are settled for an amount (as determined in the sole discretion of the Committee) of cash or securities, the Committee may, in its sole discretion, terminate any Stock Option or SAR for which the Exercise Price or Strike Price, as applicable, is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor. Similar actions to those specified in this Section 12(b)(ii) may be taken in the event of a merger or other corporate reorganization that does not constitute a Change in Control.

(c)   Other Requirements. Prior to any payment or adjustment contemplated under this Section 12, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to his or her Awards, (ii) bear such Participant's pro rata share of any post-closing indemnity obligations, and be subject to the same post- closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

13.   **Amendments and Termination**.

(a)   Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; *provided*, that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the Plan (provided that adjustments made pursuant to Section 12(a) shall not be subject to this limitation); or (iii) it would materially modify the requirements for participation in the Plan; *provided*, *further*, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 13(b) of the Plan without stockholder approval.

(b)   Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant's Termination); *provided* that, other than pursuant to Section 12, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; *provided, further*, that without stockholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option or SAR and (iii) the Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

14.   **General**.

(a)   Award Agreements; Plan Document Controls. Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom the Award was granted, and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability or Termination of a Participant, or of such other events as may be determined by the Committee. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company. The Plan and each Award Agreement together constitute the entire agreement with respect to the subject matter hereof and thereof; *provided*, that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.

(b)   Nontransferability.

(i)   Each Award shall be exercisable only by such Participant to whom the Award was granted during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant (including, without limitation, except as may be prohibited by applicable law, pursuant to a domestic relations order) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any other member of the Company Group; *provided*, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)   Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules and procedures as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the "Immediate Family Members"); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as "charitable contributions" for federal income tax purposes (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a "Permitted Transferee"); *provided*, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii)   The terms of any Award transferred in accordance with Section 14(b)(ii) above shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant's Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c)   Dividends and Dividend Equivalents. The Committee, in its sole discretion, may provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards; *provided*, that, with respect to Awards that are subject to achievement of performance goals, any such credited dividends or dividend equivalents may only be paid with respect to the portion of such Awards that is actually earned. Notwithstanding the foregoing, the Committee may determine to subject any dividends, dividend equivalents or other similar payments to the same restrictions (whether time- and/or performance-based) applicable to the underlying Award, and in such case, such amounts shall be held by the Company and delivered to the Participant (with or without interest, as the Committee may determine in its sole discretion) at the time that the underlying Award is settled (and the right to any such accumulated dividends, dividend equivalents, or other similar payments shall be forfeited upon the forfeiture of the Award to which such amounts relate). The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares of Common Stock, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Share Units.

(d)   Reserved.

(e)   Tax Withholding.

(i)   A Participant shall be required to pay to the Company or any other member of the Company Group, and the Company or any other member of the Company Group shall have the right and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property issuable or deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, shares of Common Stock, other securities or other property) of any required withholding or any other applicable taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding or any other applicable taxes.

(ii)   Without limiting the generality of clause (i) above, the Committee may (but is not obligated to), in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been held by the Participant for not less than six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying GAAP) having a Fair Market Value equal to such withholding liability or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such withholding liability; *provided* that with respect to shares withheld pursuant to clause (B), the number of such shares may not have a Fair Market Value greater than the maximum required statutory withholding liability.

(f)   Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and his or her participation in the Plan.

(g)   No Claim to Awards; No Rights to Continued Employment or Engagement; Waiver. No employee of the Company or any other member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Company and any member of the Company Group and the Participant, whether any such agreement is executed before, on or after the date of grant.

(h)   International Participants. Notwithstanding any other provision of the Plan to the contrary, the Committee may grant Awards to Eligible Persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. In furtherance of such purposes, the Committee may, in its sole discretion, amend the terms of the Plan or any outstanding Awards with respect to such Participants and make such modifications, amendments, procedures and Sub-Plans as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company Group operates or has employees or to obtain more favorable tax or other treatment for a Participant, the Company or any other member of the Company Group.

(i)   Reserved.

(j)   Termination. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one (1) Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination of employment, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(k)   No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(l)   Government and Other Regulations.

(i)   The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the Federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable Federal, state, local or non-U.S. laws, rules, regulations and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan in book-entry form to be held subject to the Company's instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)   The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of Common Stock to the Participant, the Participant's acquisition of Common Stock from the Company and/or the Participant's sale of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award), and such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof, or (B) in the case of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards, provide the

Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units or Other Stock-Based Awards, or the underlying shares in respect thereof.

(m)   Reserved.

(n)   Reserved.

(o)   Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable (including, without limitation, the granting of equity awards other than under this Plan) and such arrangements may be either applicable generally or only in specific cases.

(p)   No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any other member of the Company Group, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan (or with respect to any payments not yet made or shares of common stock not yet transferred) other than as unsecured general creditors of the Company and, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(q)   Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company or any other member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(r)   Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company Group except as otherwise specifically provided in such other plan or as required by applicable law.

(s)   Governing Law; Venue. The Plan, all Awards granted thereunder and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Oregon. For purposes of litigating any dispute that arises under the Plan, all Awards granted thereunder and all determinations made and actions taken pursuant thereto, the parties hereby submit to and consent to the jurisdiction of, and agree that such litigation shall be conducted in, the courts of Washington County, Oregon or the United States District Court for the District of Oregon. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF HIS OR HER RIGHTS OR OBLIGATIONS HEREUNDER.

(t)   Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(u)   Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(v)   Section 409A of the Code.

(i)   Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of this Plan be exempt from or, in the alternative, comply with Section 409A of the Code and any Treasury Regulations promulgated thereunder (collectively, "Section 409A of the Code"), and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between this Section 14(v) of the Plan and a provision of any Award or Award Agreement with respect to an Award, this Section 14(v) of the Plan will govern. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group guarantees that Awards under the Plan will comply with Section 409A of the Code or shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered "deferred compensation" subject to Section 409A of the Code, references in the Plan to "termination of employment" (and substantially similar phrases) shall mean "separation from service" within the meaning of Section 409A of the Code, and for purposes of determining whether the recipient has experienced a separation from service from the Company within the meaning of Section 409A of the Code, "subsidiary" will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

(ii)   Notwithstanding anything in the Plan to the contrary, any delivery or distribution contemplated under this Plan will be made to a Participant who is a "specified employee" (as defined in the NIKE, Inc. Deferred Compensation Plan or any subsequent deferred compensation plan of the Company, as in effect from time to time) at the time of a "separation from service" (within the meaning of Section 409A of the Code) within thirty (30) days following the earlier of (i) the expiration of the six-month period following the Participant's separation from service, and (ii) the Participant's death, to the extent such delayed payment is otherwise required to avoid a prohibited distribution under Section 409A of the Code.

(iii)   Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered "deferred compensation" subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, any payment due upon such Change in Control will be paid only if such Change in Control constitutes a "change in ownership" or "change in effective control" within the meaning of Section 409A of the Code, and in the event that such Change in Control does not constitute a "change in the ownership" or "change in the effective control" within the meaning of Section 409A of the Code, such Award will vest upon the Change in Control and any payment will be delayed until the first compliant date under Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of "Disability" pursuant to Section 409A of the Code.

(iv)   Unless otherwise provided by the Committee in an Award Agreement or otherwise, with respect to any Award made under the Plan that is intended to be "deferred compensation" subject to Section 409A of the Code, if the Award includes "dividend equivalents" (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the recipient's right to the dividend equivalents will be treated separately from the right to other amounts under the award.

(v)   The Committee shall have the authority to amend any outstanding Awards to conform to the requirements of Section 409A of the Code but is under no obligation to make any changes to any Awards to cause such compliance.

(w)   Clawback/Forfeiture. Unless otherwise provided in the applicable Award Agreement, all awards under the Plan shall be subject to (a) any applicable securities, tax and stock exchange laws, rules and regulations relating to the recoupment or clawback of incentive compensation, (b) the NIKE, Inc. Policy for Recoupment of Incentive Compensation as approved by the Committee and in effect at the time of grant, (c) such other policy for clawback or recoupment of incentive compensation as may subsequently be approved from time to time by the Committee, and (d) any clawback or recoupment provisions set forth in the agreement evidencing the award, and, in each case, in accordance therewith, each Participant may subject to the requirement that Awards be repaid to the Company Group after they have been distributed to the Participant.

(x)   Section 280G. If any payment or benefit received or to be received by a Participant (including any payment or benefit received pursuant to this Plan or otherwise) would be, in whole or in part, subject to the excise tax imposed by Section 4999 of the Code, or any successor provision thereto, or any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the payments or benefits provided under this Plan or any other agreement pursuant to which the Participant receives payments that give rise to the Excise Tax will either be (i) paid in full, or (ii) reduced to the extent necessary to make such payments and benefits not subject to such Excise Tax. The Company shall reduce or eliminate the payments in the following order of priority in a manner consistent with Section 409A of the Code: (A) first by reducing cash compensation, (B) next from equity compensation, and then (C) pro rata among all remaining payments and benefits, in each case, in reverse order beginning with payments that are to be paid the farthest in time from the determination. The Participant shall receive the greater, on an after-tax basis, of (i) or (ii). In no event will the Company be required to gross up any payment or benefit to the Participant to avoid the effects of the Excise Tax or to pay any regular or excise taxes arising from the application of the Excise Tax. Unless the Company and the Participant otherwise agree in writing, any parachute payment calculation will be made in writing by the Accounting Firm (as defined below), whose calculations will be conclusive and binding upon the Company and the Participant for all purposes. The Company and the Participant will furnish to the Accounting Firm such information and documents as they may reasonably request in order to make a parachute payment determination. The Accounting Firm also will provide its calculations, together with detailed supporting documentation, both to the Company and to the Participant, before making any payments that may be subject to the Excise Tax. For purposes of this Plan, "Accounting Firm" shall mean the then-current independent auditors of the Company or such other consulting firm or nationally recognized certified public accounting firm as may be designated by the Company.

(y)   Right of Offset. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to the Company or any other member of the Company Group, as applicable, and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is "deferred compensation" subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award; provided, this limitation will have no impact on the Company's ability to enforce any clawback policy or provision as contemplated under Section 14(w) of the Plan.

(z) No Third Party Beneficiaries. Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement will confer on any person other than the Company Group and the recipient of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 4(e) will inure to the benefit of a Indemnifiable Person's estate and beneficiaries and legatees.

(aa) Gender; Titles and Headings. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(bb) Date of Adoption and Approval of Stockholders. The Plan was adopted by the Board on July 17, 2025 and was approved by the Company's stockholders on September 9, 2025 (the "Effective Date").



2025
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED MAY 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO .

Commission File No. 1-10635



NIKE, Inc.

(Exact name of Registrant as specified in its charter)

Oregon	**93-0584541**
(State or other jurisdiction of incorporation)	*(IRS Employer Identification No.)*

One Bowerman Drive, Beaverton, Oregon 97005-6453
(Address of principal executive offices and zip code)

(503) 671-6453
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Class B Common Stock	**NKE**	**New York Stock Exchange**
(Title of each class)	*(Trading symbol)*	*(Name of each exchange on which registered)*

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

NONE

Indicate by check mark:	**Yes**	**No**
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

• if an emerging growth company, if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐	
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑	
• if securities are registered pursuant to Section 12(b) of the Act, whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐	
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).	☐	
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐	☑

As of November 30, 2024, the aggregate market values of the Registrant's Common Stock held by non-affiliates were:

Class A	$	5,603,520,725
Class B		92,655,504,471
	$	98,259,025,196

As of July 9, 2025, the number of shares of the Registrant's Common Stock outstanding were:

Class A	288,887,752
Class B	1,188,015,740
	1,476,903,492

DOCUMENTS INCORPORATED BY REFERENCE:

Parts of Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on September 9, 2025, are incorporated by reference into Part III of this report.

NIKE, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

GENERAL

NIKE, Inc. was incorporated in 1967 under the laws of the State of Oregon. As used in this Annual Report on Form 10-K (this "Annual Report"), the terms "we," "us," "our," "NIKE" and the "Company" refer to NIKE, Inc. and its predecessors, subsidiaries and affiliates, collectively, unless the context indicates otherwise.

Our principal business activity is the design, development and worldwide marketing and selling of athletic footwear, apparel, equipment, accessories and services. NIKE is the largest seller of athletic footwear and apparel in the world. We sell our products through NIKE Direct operations, which are comprised of both NIKE-owned retail stores and sales through our digital platforms (also referred to as "NIKE Brand Digital") and to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives in nearly all countries around the world. We also offer interactive consumer services and experiences. Nearly all of our products are manufactured by independent contractors. Nearly all footwear and apparel products are manufactured outside the United States, while equipment products are manufactured both in the United States and abroad.

All references to fiscal 2025, 2024 and 2023 are to NIKE, Inc.'s fiscal years ended May 31, 2025, 2024 and 2023, respectively. Any references to other fiscal years refer to a fiscal year ending on May 31 of that year.

PRODUCTS

We offer our products under the NIKE, Jordan and Converse brands. Our strategy is to achieve sustainable, profitable long-term growth by leading with sport, creating innovative, "must-have" products, building deep personal consumer connections with our brands and delivering compelling consumer experiences through digital platforms and at retail. We believe this approach will allow us to create products that better meet individual consumer needs while accelerating our largest growth opportunities.

NIKE's athletic footwear products are designed primarily for specific athletic use, although a large percentage of the products are worn for casual or leisure purposes. We place considerable emphasis on innovation and high-quality construction in the development and manufacturing of our products.

We also sell sports apparel, which features the same trademarks and are sold predominantly through the same marketing and distribution channels as athletic footwear. Our sports apparel, similar to our athletic footwear products, is designed primarily for athletic use, although many of the products are worn for casual or leisure purposes, and demonstrates our commitment to innovation and high-quality construction. We often market footwear, apparel and accessories in "collections" of similar use. We also market apparel with licensed college and professional team and league logos.

We sell a line of performance equipment and accessories under the NIKE Brand name, including bags, socks, sport balls, eyewear, timepieces, digital devices, bats, gloves, protective equipment and other equipment designed for sports activities. We also sell small amounts of various plastic products to other manufacturers through our wholly-owned subsidiary, doing business as Air Manufacturing Innovation.

Our Jordan Brand designs, distributes and licenses athletic and casual footwear, apparel and accessories predominantly focused on sport performance and streetwear using the Jumpman trademark. Sales and operating results for Jordan Brand products are reported within the respective NIKE Brand geographic operating segments.

Our wholly-owned subsidiary brand, Converse, headquartered in Boston, Massachusetts, designs, distributes and licenses casual sneakers, apparel and accessories under the Converse, Chuck Taylor, All Star, One Star, Star Chevron and Jack Purcell trademarks. Operating results of the Converse brand are reported on a stand-alone basis.

In addition to the products we sell to our wholesale customers and directly to consumers through our NIKE Direct operations, we have also entered into license agreements that permit unaffiliated parties to manufacture and sell, using NIKE-owned trademarks, certain apparel, digital devices and applications and other equipment designed for sports activities.

We also offer interactive consumer services and experiences, including sport focused events and activations; fitness and activity apps; sport, fitness and wellness content; and digital services and features in retail stores that enhance the consumer experience.

SALES AND MARKETING

We experience moderate fluctuations in aggregate sales volume during the year. Historically, revenues in the first and fourth fiscal quarters have slightly exceeded those in the second and third fiscal quarters. However, the mix of product sales may vary considerably as a result of changes in seasonal and geographic demand for particular types of footwear, apparel and equipment, as well as other macroeconomic, strategic, operating and logistics-related factors.

Because NIKE is a consumer products company, the relative popularity and availability of various sports and fitness activities, as well as changing design trends and consumer preferences, affect the demand for our products. We must, therefore, respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings and channels, developing new products, styles and categories and influencing sports and fitness preferences through extensive marketing. Failure to respond in a timely and adequate manner could have a material adverse effect on our sales and profitability. This is a continuing risk. Refer to Item 1A. Risk Factors.

OUR MARKETS

We report our NIKE Brand operations based on our internal geographic organization. Each NIKE Brand geographic segment operates predominantly in one industry: the design, development, marketing and selling of athletic footwear, apparel and equipment. The Company's reportable operating segments for the NIKE Brand are: North America; Europe, Middle East & Africa ("EMEA"); Greater China; and Asia Pacific & Latin America ("APLA"), and include results for the NIKE and Jordan brands.

Converse is also a reportable operating segment and operates predominately in one industry: the design, marketing, licensing and selling of casual sneakers, apparel and accessories. Converse direct to consumer operations, including digital commerce, are reported within the Converse operating segment results.

UNITED STATES MARKET

For fiscal 2025, NIKE Brand and Converse sales in the United States accounted for approximately 43% of total revenues, compared to 42% and 43% for fiscal 2024 and fiscal 2023, respectively. We sell our products to wholesale accounts in the United States, including a mix of footwear stores, sporting goods stores, athletic specialty stores, department stores, skate, tennis and golf shops and other wholesale accounts. In the United States, we utilize NIKE sales offices to solicit such sales. During fiscal 2025, our three largest United States customers accounted for approximately 25% of sales in the United States.

Our NIKE Direct and Converse direct to consumer operations sell our products to consumers through various digital platforms, as well as through the following number of retail stores in the United States:

U.S. RETAIL STORES	NUMBER
NIKE Brand factory stores	213
NIKE Brand in-line stores (including employee-only stores)	85
Converse stores (including factory stores)	78
TOTAL	**376**

In the United States, NIKE has eight significant distribution centers. Refer to Item 2. Properties for additional information.

INTERNATIONAL MARKETS

For fiscal 2025, non-U.S. NIKE Brand and Converse sales accounted for approximately 57% of total revenues, compared to 58% and 57% for fiscal 2024 and fiscal 2023, respectively. We sell our products to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives around the world. We also ship products from 72 distribution centers outside of the United States. Refer to Item 2. Properties for additional information on distribution facilities outside of the United States. During fiscal 2025, NIKE's three largest customers outside of the United States accounted for approximately 16% of total non-U.S. sales.

In addition to NIKE-owned and Converse-owned digital commerce platforms in over 40 countries, our NIKE Direct and Converse direct to consumer businesses operate the following number of retail stores outside the United States:

NON-U.S. RETAIL STORES	NUMBER
NIKE Brand factory stores	543
NIKE Brand in-line stores (including employee-only stores)	61
Converse stores (including factory stores)	54
TOTAL	**658**

SIGNIFICANT CUSTOMER

No customer accounted for 10% or more of our consolidated net Revenues during fiscal 2025.

PRODUCT RESEARCH, DESIGN AND DEVELOPMENT

We believe our research, design and development efforts are key factors in our success. Technical innovation in the design and manufacturing process of footwear, apparel and athletic equipment receives continued emphasis as we strive to produce products that help to enhance athletic performance, reduce injury and maximize comfort, while decreasing our environmental impact.

In addition to our own staff of specialists in the areas of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, we also utilize research committees and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists, physicians and other experts who consult with us and review certain designs, materials and concepts for product and manufacturing, design and other process improvements and compliance with product safety regulations around the world. Employee athletes, athletes engaged under sports marketing contracts and other athletes wear-test and evaluate products during the design and development process.

As we continue to develop new technologies, we are simultaneously focused on the design of innovative products and experiences incorporating such technologies throughout our products and consumer applications. Using market intelligence and research, our various design teams identify opportunities to leverage new technologies in existing categories to respond to consumer preferences. The proliferation of Nike Air, Zoom, Free, Dri-FIT, Flyknit, FlyEase, ZoomX, Air Max, and React technologies, among others, typifies our dedication to designing innovative products.

MANUFACTURING

Nearly all of our footwear and apparel products are manufactured outside the United States by independent contract manufacturers ("contract manufacturers"), many of which operate multiple factories. We are also supplied, primarily indirectly, by a number of materials, or "Tier 2", suppliers who provide the principal materials used in footwear and apparel finished goods products. As of May 31, 2025, we had 184 strategic Tier 2 suppliers.

As of May 31, 2025, contract manufacturers operated 97 finished goods footwear factories located in 11 countries. For fiscal 2025, NIKE Brand footwear finished goods were manufactured by 15 contract manufacturers, many of which operate multiple factories. The largest single finished goods footwear factory accounted for approximately 11% of total fiscal 2025 NIKE Brand footwear production. For fiscal 2025, factories in Vietnam, Indonesia and China manufactured approximately 51%, 28% and 17% of total NIKE Brand footwear, respectively. For fiscal 2025, four footwear contract manufacturers each accounted for greater than 10% of footwear production and in the aggregate accounted for approximately 59% of NIKE Brand footwear production.

As of May 31, 2025, contract manufacturers operated 303 finished goods apparel factories located in 34 countries. For fiscal 2025, NIKE Brand apparel finished goods were manufactured by 67 contract manufacturers, many of which operate multiple factories. The largest single finished goods apparel factory accounted for approximately 8% of total fiscal 2025 NIKE Brand apparel production. For fiscal 2025, factories in Vietnam, China and Cambodia manufactured approximately 31%, 15% and 15%

of total NIKE Brand apparel, respectively. For fiscal 2025, two apparel contract manufacturers accounted for more than 10% of apparel production, and the top five contract manufacturers in the aggregate accounted for approximately 51% of NIKE Brand apparel production.

NIKE's contract manufacturers buy raw materials for the manufacturing of our footwear, apparel and equipment products from Tier 2 suppliers. Most raw materials are available and purchased by those contract manufacturers in the countries where manufacturing takes place.

The principal materials used in our footwear products are natural and synthetic rubber, plastic compounds, foam cushioning materials, natural and synthetic leather, nylon, polyester and natural fiber textiles, as well as polyurethane films used to make NIKE Air-Sole cushioning components. During fiscal 2025, Air Manufacturing Innovation, a wholly-owned subsidiary, with facilities near Beaverton, Oregon, in Dong Nai Province, Vietnam, and St. Charles, Missouri, as well as contract manufacturers in China and Vietnam, were our suppliers of NIKE Air-Sole and other cushioning components used in footwear.

The principal materials used in our apparel products are natural and synthetic fabrics, yarns, trims and threads (both virgin and recycled); specialized performance fabrics designed to efficiently wick moisture away from the body, retain heat and repel rain and/or snow; and plastic and metal hardware.

From time to time, certain materials used in the production of our products experience periods of high demand, shortages and price volatility. In fiscal 2025, contract manufacturers were able to source sufficient quantities of raw materials for use in our footwear and apparel products. Refer to Item 1A. Risk Factors, for additional discussion of the impact of sourcing risks on our business.

Since 1972, Sojitz Corporation of America ("Sojitz America"), a large Japanese trading company and the sole owner of our redeemable preferred stock, has performed import-export financing services for us.

INTERNATIONAL OPERATIONS AND TRADE

Our international operations and sources of supply are subject to the usual risks of doing business abroad, such as the implementation of, or potential changes in, foreign and domestic trade policies, increases in import duties, anti-dumping measures, quotas, trade agreement enforcement practices, safeguard measures, trade restrictions, restrictions on the transfer of funds and, in certain parts of the world, political tensions, instability, conflicts, nationalism and terrorism, and resulting sanctions and other measures imposed in response to such issues.

In 2025 and in other recent years, uncertain global and regional economic and political conditions have affected international trade and increased protectionist actions around the world. These trends are affecting many global manufacturing and service sectors, and the footwear and apparel industries, as a whole, are not immune. Companies in our industry are facing trade protectionism in many different regions, and, in nearly all cases, we are working together with industry groups to address trade issues and reduce the impact to the industry, while observing applicable competition laws. Notwithstanding our efforts, protectionist measures have resulted in increases in the cost of our products, and additional measures, if implemented, will adversely affect sales and/or profitability for NIKE, as well as the imported footwear and apparel industry as a whole, possibly materially.

We monitor protectionist trends and developments throughout the world that may materially impact our industry, and we engage in administrative and judicial processes to mitigate trade restrictions. We are actively monitoring actions that may result in additional anti-dumping measures and could affect our industry. We are also monitoring for other impediments that may limit or delay customs clearance for imports of footwear, apparel and equipment and advocating for trade facilitation. NIKE also advocates for trade liberalization for footwear and apparel in a number of bilateral and multilateral free trade agreements. Changes in, and responses to, U.S. trade policies, including the imposition of tariffs or penalties on imported goods or retaliatory measures by other countries, have negatively affected, and could in the future materially negatively affect, U.S. corporations, including NIKE, with business operations and/or consumer markets in those countries, which could also make it necessary for us to change the way we conduct business, either of which may have an adverse effect on our business, financial condition or our results of operations. In addition, we work with a broad coalition of global businesses and trade associations representing a wide variety of sectors to help support the development and implementation of legislation that (i) addresses legitimate and core concerns, (ii) is consistent with international trade rules and (iii) reflects and considers domestic economies and the important role they may play in the global economic community.

Where trade protection measures are implemented, we believe we have the ability to develop, over a period of time, adequate alternative sources of supply for the products obtained from our present suppliers. If events prevented us from acquiring products from our suppliers in a particular country, our operations could be temporarily disrupted and we could experience an adverse financial impact. However, we believe we could abate any such disruption, and that much of the adverse impact on supply would, therefore, be of a short-term nature, although alternate sources of supply might not be as cost-effective and could have an ongoing adverse impact on profitability.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act (the "FCPA"), and other anti-bribery laws applicable to our operations. We source a significant portion of our products from, and have important consumer markets, outside of the United States. We have an ethics and compliance program to address compliance with the FCPA and similar laws by us, our employees, agents, suppliers and other partners. Refer to Item 1A. Risk Factors for additional information on risks relating to our international operations.

COMPETITION

The athletic footwear, apparel and equipment industry is highly competitive on a worldwide basis. We compete internationally with a significant number of athletic and leisure footwear companies, athletic and leisure apparel companies, sports equipment companies and large companies having diversified lines of athletic and leisure footwear, apparel and equipment, including adidas, Anta, ASICS, Deckers, Li Ning, lululemon athletica, New Balance, On, Puma, Under Armour and V.F. Corporation, among others. The intense competition and the rapid changes in technology and consumer preferences in the markets for athletic and leisure footwear and apparel and athletic equipment constitute significant risk factors in our operations. Refer to Item 1A. Risk Factors for additional information.

NIKE is the largest seller of athletic footwear and apparel in the world. Important aspects of competition in this industry are:

- Product attributes such as quality; innovation and development; performance and reliability; new product style, and design; as well as consumer price/value.

- Consumer connection, engagement and affinity for brands and products, developed through marketing, promotion and digital experiences; social media interaction; customer support and service; identification with prominent and influential athletes, influencers, public figures, coaches, teams, colleges and sports leagues who endorse our brands and use our products and active engagement through sponsored sporting events and clinics.

- Effective sourcing and distribution of products, with attractive merchandising and presentation at retail, both in-store and on digital platforms.

We believe that we are competitive in all of these areas. See Item 1A. Risk Factors, including the risk factor titled "Our products, services and experiences face intense competition."

TRADEMARKS AND PATENTS

We believe that our intellectual property rights are important to our brand, our success and our competitive position. We strategically pursue available protections of these rights and vigorously protect and enforce them against third-party theft and infringement.

We use trademarks on nearly all of our products and packaging, and in our marketing materials, and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands and the Company, and in distinguishing our goods from the goods of others. We consider our NIKE and Swoosh Design trademarks to be among our most valuable assets and we have registered these trademarks in over 190 jurisdictions worldwide. In addition, we own many other trademarks that we use in marketing our products. Throughout the world, we own common law rights in the trade dress of several distinctive shoe designs and elements. For certain trade dress, we have sought and obtained trademark registrations.

We have copyright protection in our designs, graphics, software applications, digital goods and other original works. When appropriate, we also obtain registered copyrights.

We file for, own and maintain many U.S. and foreign utility and design patents protecting components, technologies, materials, manufacturing techniques, features, functionality, and industrial designs used in and for the manufacture of various athletic, performance, and leisure footwear and apparel, including physical and digital versions thereof, athletic equipment, and digital devices, and related software applications. These patents expire at various times.

We believe our success depends upon our capabilities in areas such as design, research and development, production and marketing and is supported and protected by our intellectual property rights, such as trademarks, utility and design patents, copyrights, and trade secrets, among others.

We have followed a policy of applying for and registering intellectual property rights in the United States and select foreign countries on trademarks, inventions, innovations and designs that we deem protectable and valuable. We also continue to vigorously protect and enforce our intellectual property, including trademarks, patents and trade secrets against third-party infringement and misappropriation.

HUMAN CAPITAL RESOURCES

At NIKE, we consider the strength and effective management of our workforce to be essential to the ongoing success of our business. We believe that it is important to attract, develop and retain an engaged workforce with diverse experiences, backgrounds and perspectives at all levels of our business and that such a workforce fosters creativity and accelerates innovation.

CULTURE

Each employee shapes NIKE's culture through behaviors and practices. This starts with our Maxims, which represent our core values and, along with our Code of Conduct, feature the fundamental behaviors that help anchor, inform and guide us and apply to all employees. Our mission is to bring inspiration and innovation to every athlete in the world, which includes the belief that if you have a body, you are an athlete. We aim to do this by creating groundbreaking sport innovations, making our products more sustainably, building a creative global team with diverse experiences, backgrounds and perspectives, supporting the well-being of our employees and making a positive impact in communities where we live and work. Our mission is aligned with our deep commitment to maintaining an environment where all NIKE employees have the opportunity to reach their full potential, to connect to our brands and to shape our workplace culture. We believe providing for growth and retention of our employees is essential in fostering such a culture and are dedicated to providing access to training programs and career development opportunities, including trainings on NIKE's values, history and business, trainings on developing leadership skills at all levels, tools and resources for managers and qualified tuition reimbursement opportunities.

We are committed to having an inclusive and diverse team and culture, and accessible workplace. We achieve this through recruitment, development and retention of qualified talent with diverse experiences, backgrounds and perspectives through traditional channels, initiatives and partnerships, including those that serve colleges and universities. Additionally, we provide access to education so that all NIKE employees and leaders have the cultural knowledge and understanding to lead inclusively and build diverse and inclusive teams. We also have employee resource groups, collectively known as NikeUNITED, that promote NIKE cultural awareness and are open to all.

In empowering our employees to help shape our culture, we source employee feedback through a variety of survey tools: our annual Engagement Survey program, corporate pulse surveys and listening sessions. These tools provide employees throughout the globe an opportunity to provide confidential feedback on key areas known to drive employee engagement, including their satisfaction with their managers, their work and the Company generally. These tools also measure our employees' connection to NIKE's culture. NIKE also provides multiple points of contact for employees to speak up if they experience something that does not align with our values or otherwise violates our workplace policies, even if they are uncertain what they observed or heard is a violation of company policy.

As part of our commitment to making a positive impact on our communities, we maintain a goal of investing 2% of our prior fiscal year's pre-tax income into global communities. The focus of this investment continues to be inspiring youth to be active through play and sport as well as uniting and inspiring communities. Through our investments we bring the power of sport into our communities, with the goal of making play and sport more accessible. Our community investments are an important part of our culture, and we support employees in giving back to community organizations through volunteering and donations, which are matched by the NIKE Foundation where eligible.

EMPLOYEE BASE

As of May 31, 2025, we had approximately 77,800 employees worldwide, including retail and part-time employees. We also utilize independent contractors and temporary personnel to supplement our workforce.

Most of our employees are not represented by unions, except for certain employees in the EMEA and APLA geographies who are members of and/or are represented by trade unions, as allowed or required by local law and/or collective bargaining agreements. Also, in some countries outside of the United States, local laws require employee representation by works councils (which may be entitled to information and consultation on certain subsidiary decisions) or by organizations similar to a union. In certain European countries, we are required by local law to enter into, and/or comply with, industry-wide or national collective bargaining agreements. NIKE has never experienced a material interruption of operations due to labor disagreements.

COMPENSATION AND BENEFITS

NIKE's total rewards are intended to be competitive and equitable, meet the varied needs of our global teammates and reinforce our values. We are committed to providing comprehensive, competitive and equitable pay and benefits to our employees, and we have invested, and aim to continue to invest, in our employees through growth and development and holistic well-being initiatives. Our initiatives in this area include:

- We are committed to competitive pay, pay equity and to reviewing our pay and promotion practices annually.

- We have an annual company bonus plan and a retail-focused bonus plan applicable to all eligible employees. Both programs are focused on rewarding employees for company performance, which we believe reinforces our culture and rewards behaviors that support collaboration and teamwork.

- We provide comprehensive family care benefits in the U.S. and globally where practicable, including family planning coverage, backup care and child/elder care assistance as well as an income-based childcare subsidy for eligible employees.

- Our Military Leave benefit provides up to 12 weeks of paid time off every 12 months.

- We offer free access to our sport centers at our World Headquarters for our full-time employees and North America store employees.

- We provide employees free access to mindfulness and meditation resources, as well as live classes through our sport centers.

- We provide all employees and their families globally with free and confidential visits with a mental health counselor through a third-party provider and our global Employee Assistance Program (EAP).

- We provide support to our employees in a variety of ways during times of crisis, including pay continuity under certain circumstances, and our natural disaster assistance program.

- We provide a hybrid work approach for the majority of employees, as well as a Four Week Flex program, which provides employees an opportunity to work remotely for up to four weeks per year.

- We offer a Well-Being Week where we close our corporate offices for a full week in the summer and Well-Being Days for our teammates in our retail stores and distribution centers, and encourage our teammates to focus on their well-being.

- We provide inclusive healthcare coverage and family planning benefits for eligible employees covered on the U.S. Health Plan, including access to both restorative services and personal care.

- We provide all U.S. employees with unlimited free financial coaching through a third-party provider.

Additional information related to our human capital strategy can be found on the Mission section of about.nike.com. Information contained on or accessible through our websites is not incorporated into, and does not form a part of, this Annual Report or any other report or document we file with the United States Securities and Exchange Commission (the "SEC"), and any references to our websites are intended to be inactive textual references only.

AVAILABLE INFORMATION AND WEBSITES

Our NIKE digital commerce website is located at www.nike.com. On our NIKE corporate website, located at investors.nike.com, we post the following filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended. Our proxy statements are also posted on our corporate website. All such filings on our corporate website are available free of charge. Copies of these filings are also available on the SEC's website at www.sec.gov. Also available on our corporate website are the charters of the committees of our Board of Directors, as well as our corporate governance guidelines and code of ethics. Copies of any of these documents will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. Information contained on or accessible through our website is not incorporated into, and does not form a part of, this Annual Report or any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of NIKE, Inc. as of July 17, 2025, are as follows:



Mark Parker, Executive Chairman — Mr. Parker, 69, joined NIKE in 1979 and has served as Executive Chairman of the Board of Directors since 2020. Prior to his current role, Mr. Parker served as President and Chief Executive Officer of NIKE, Inc. from 2006 to 2020. During his employment with NIKE, he has had primary responsibilities in product research, design and development, marketing and brand management. Mr. Parker previously served in various roles at NIKE including President of the NIKE Brand, Vice President of Global Footwear, General Manager, corporate Vice President and divisional Vice President in charge of product development.



Elliott Hill, President and Chief Executive Officer — Mr. Hill, 61, joined NIKE in 1988 and has served as President and Chief Executive Officer of NIKE, Inc. since October 2024. Previously, Mr. Hill served as President – Consumer and Marketplace from 2018 until his retirement in 2020, in which role he led all commercial and marketing operations for the NIKE and Jordan brands. During his employment with NIKE, he has served in various roles, including Apparel Sales Director in Europe, Retail Development Director in Europe, Vice President of Sales and Retail in EMEA, General Manager of U.S. Retail, Vice President of U.S. Sales, Retail and NIKE.com, Vice President of Global Retail, President of Geographies and Sales and Vice President and General Manager of North America.



Matthew Friend, Executive Vice President and Chief Financial Officer — Mr. Friend, 47, joined NIKE in 2009 and has served as Executive Vice President and Chief Financial Officer of NIKE, Inc. since 2020. In this role, Mr. Friend leads the Company's strategy, finance and business services organizations. Mr. Friend previously served in various roles at NIKE including as Vice President of Investor Relations and Chief Financial Officer of the NIKE Brand. Prior to joining NIKE, Mr. Friend worked in the financial industry, including as Vice President in the investment banking and mergers and acquisitions groups at Goldman Sachs and Morgan Stanley.



Treasure Heinle, Executive Vice President, Chief People Officer — Ms. Heinle, 55, joined NIKE in 2012 and has served as Executive Vice President, Chief People Officer of NIKE, Inc. since January 2025. She leads the Company's global Human Resources function and its People vision and strategy. Ms. Heinle was previously Vice President, Chief Talent Officer and Vice President, HR Business Partner for the Global Operations & Technology and Global Consumer & Marketplace teams, inclusive of Jordan Brand and Converse. Prior to joining NIKE as Vice President, HR Business Partner for North America, Ms. Heinle held Human Resources leadership positions at Danaher Corporation, Tektronix, Inc. and InFocus Corporation.



Rob Leinwand, Executive Vice President, Chief Legal Officer — Mr. Leinwand, 57, joined NIKE in 2004 and has served as Executive Vice President, Chief Legal Officer of NIKE, Inc. since 2024. In this role, Mr. Leinwand leads the strategic vision for the Company's Legal, Social and Community Impact, Government and Public Affairs and Resilience teams. Mr. Leinwand previously served as Vice President, Deputy General Counsel, Enterprise which included oversight of the Company's Global Litigation, Employment Law/Employee Relations, Brand Protection, Supply Chain and Corporate Governance functions. Prior to joining NIKE, Mr. Leinwand was a shareholder at the law firm of Littler Mendelson.



Phil McCartney, Executive Vice President, Chief Innovation, Design & Product Officer — Mr. McCartney, 50, joined NIKE in 1998 and has served as Executive Vice President, Chief Innovation, Design & Product Officer of NIKE, Inc. since May 2025. In this role, Mr. McCartney is responsible for the creation of innovative product and oversees how NIKE, Jordan and Converse innovate, design and create products for athletes around the world. Previously, Mr. McCartney was Vice President and General Manager of Global Footwear, a position held since 2016. He also previously served in various roles, including Vice President of Sport, Vice President of Running, Vice President of Football Footwear and started at NIKE as a brand ambassador and product expert, known as an EKIN. Prior to joining NIKE, Mr. McCartney was a professional athlete.



Amy Montagne, President, Nike — Ms. Montagne, 53, joined NIKE in 2005 and has served as President, Nike of NIKE, Inc. since May 2025. In this role, Ms. Montagne is responsible for serving consumers across all sports and driving future growth for the NIKE Brand. Previously, Ms. Montagne served in various Vice President and General Manager roles at NIKE, including APLA, Global Men's, Global Categories, Global Women's and Global Merchandising, as well as in other leadership positions in North America, Running, Women's Training, and Sportswear. Prior to joining NIKE, Ms. Montagne worked in allocation, planning and merchandising at Gap Inc., Mervyn's and Walmart Inc.



Craig Williams, Executive Vice President, Chief Commercial Officer — Mr. Williams, 56, joined NIKE in 2019 and has served as Executive Vice President, Chief Commercial Officer of NIKE, Inc. since June 2025. In this role, Mr. Williams leads NIKE's four geographic operating units, the global direct to consumer business and wholesale marketplace partnerships. Mr. Williams previously served as President of Geographies & Marketplace of NIKE, Inc. and President of Jordan Brand, overseeing the global business and team of designers, footwear and apparel developers, marketers and geography leaders. Prior to joining NIKE, Mr. Williams held executive leadership positions at The Coca-Cola Company as well as roles at CIBA Vision, a subsidiary of Novartis AG, and Kraft Foods Inc. Mr. Williams also served five years in the U.S. Navy as a Naval Nuclear Power Officer.

ITEM 1A. RISK FACTORS

Special Note Regarding Forward-Looking Statements and Analyst Reports

Certain written and oral statements, other than purely historic information, including estimates, projections, statements relating to NIKE's business plans, objectives and expected operating or financial results and the assumptions upon which those statements are based, made or incorporated by reference from time to time by NIKE or its representatives in this Annual Report, other reports, filings with the SEC, press releases, conferences or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result" or words or phrases of similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed by NIKE with the SEC, including reports filed on Forms 8-K, 10-Q and 10-K, and include, among others, the following: risks relating to our business strategy, including, but not limited to, risks related to an increased focus on sport and rebalancing of our channel mix; intense competition among designers, marketers, distributors and sellers of athletic or leisure footwear, apparel and equipment for consumers and endorsers; NIKE's ability to successfully innovate and compete in various categories; new product development and innovation; demographic changes; changes in consumer preferences and channel mix; popularity of particular designs, categories of products and sports; seasonal and geographic demand for NIKE products; difficulties in anticipating or forecasting, and responding to changes in consumer preferences, consumer demand for NIKE products, changes in channel mix and the various market factors described above; the size and growth of the overall athletic or leisure footwear, apparel and equipment markets; general risks associated with operating a global business, including, without limitation, exchange rate fluctuations, inflation, import duties, quotas, sanctions, political and economic instability, conflicts and terrorism; the potential impact of new and existing laws, regulations or policies, including, without limitation, those relating to tariffs, import/export, trade, taxes, wages, labor and immigration; international, national and local political, civil, economic and market conditions, including volatility and uncertainty regarding inflation and interest rates; difficulties in implementing, operating and maintaining NIKE's increasingly complex information technology systems and controls, including, without limitation, the systems related to demand and supply planning and inventory control; interruptions in data and information technology systems; consumer data security; risks related to our sustainability strategy; fluctuations and difficulty in forecasting operating results, including, without limitation, the fact that advance orders may not be indicative of future revenues due to changes in shipment timing, the changing mix of orders with shorter lead times, and discounts, order cancellations and returns; the ability of NIKE to sustain, manage or forecast its growth and inventories; the size, timing and mix of purchases of NIKE's products; increases in the cost of materials, labor and energy used to manufacture products; the ability to secure and protect trademarks, patents and other intellectual property; product performance and quality; customer service; adverse publicity and an inability to maintain NIKE's reputation and brand image, including without limitation, through social media or in connection with brand damaging events; the loss of significant customers or suppliers; dependence on distributors and licensees; business disruptions; increased costs of freight and transportation to meet delivery deadlines; increases in borrowing costs due to any decline in NIKE's debt ratings; changes in business strategy or development plans; the impact of, including business and legal developments relating to, climate change, extreme weather conditions and natural disasters; litigation, regulatory proceedings, sanctions or any other claims asserted against NIKE; the ability to attract and retain qualified employees, and any negative public perception with respect to key personnel or our corporate culture, values or purpose; the effects of NIKE's decision to invest in or divest of businesses or capabilities; health epidemics, pandemics and similar outbreaks; and other factors referenced or incorporated by reference in this Annual Report and other reports.

Investors should also be aware that while NIKE does, from time to time, communicate with securities analysts, it is against NIKE's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders should not assume that NIKE agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, NIKE has a policy against confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of NIKE.

Risk Factors

The risks included here are not exhaustive. Other sections of this Annual Report may include additional factors which could adversely affect NIKE's business and financial performance. Moreover, NIKE operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on NIKE's business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Economic and Industry Risks

Global economic conditions have in the past had and could in the future have a material adverse effect on our business, operating results and financial condition.

The uncertain state of the global economy, including volatility in, and uncertainty regarding, inflation and interest rates and the risk of a recession, continues to impact businesses around the world. If global economic and financial market conditions continue to be volatile or deteriorate, the following factors, among others, could have a material adverse effect on our business, operating results and financial condition:

- Our sales are impacted by discretionary spending by consumers. Declines in consumer spending have in the past resulted in and may in the future result in reduced demand for our products, increased inventories, reduced orders from retailers for our products, order cancellations or returns, lower revenues, higher discounts and lower gross margins.

- In the future, we may be unable to access financing in the credit and capital markets at reasonable rates in the event we find it desirable to do so.

- We conduct transactions in various currencies, which creates exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar. Continued volatility in the markets and exchange rates for foreign currencies and contracts in foreign currencies has had and could continue to have a significant impact on our reported operating results and financial condition.

- Continued volatility in the availability and prices for commodities and raw materials we use in our products and in our supply chain (such as cotton or petroleum derivatives) has had and could in the future have a material adverse effect on our costs, gross margins and profitability. In addition, supply chain issues caused by factors, including geopolitical conflicts, tariffs and trade policies and pandemics, have impacted and may in the future impact the availability, pricing and timing for obtaining commodities and raw materials.

- If retailers of our products experience declining revenues or experience difficulty obtaining financing to purchase our products, this could result in reduced orders for our products, order cancellations, late retailer payments, extended payment terms, higher accounts receivable, reduced cash flows, greater expense associated with collection efforts and increased bad debt expense.

- In the past, certain retailers of our products have experienced severe financial difficulty, become insolvent and ceased business operations, and this could occur in the future, which could negatively impact the sale of our products to consumers.

- If contract manufacturers of our products or other participants in our supply chain experience difficulty obtaining financing to purchase raw materials or to finance capital equipment and other general working capital needs, it may result in delays or non-delivery of shipments of our products.

Our products, services and experiences face intense competition.

NIKE is a consumer products company and the relative popularity of various sports and fitness activities and changing design trends affect the demand for our products, services and experiences. The athletic footwear, apparel and equipment industry is highly competitive both in the United States and worldwide. We compete with a significant number of athletic and leisure footwear companies, athletic and leisure apparel companies, sports equipment companies, private label brands offered by major retailers and various other large companies that have diversified lines of athletic and leisure footwear, apparel and equipment. New competitors frequently enter the markets we serve. We also compete with other companies for the production capacity of contract manufacturers that produce our products. In addition, we and our contract manufacturers compete with other companies and industries for raw materials used in our products. Our NIKE Direct operations, both through our digital commerce operations and retail stores, also compete with multi-brand retailers, which sell our products through their digital platforms and physical stores, and with digital commerce platforms. In addition, we compete with respect to the digital services and experiences we are able to offer our consumers, including fitness and activity apps; sport, fitness and wellness content and services; and digital services and features in retail stores that enhance the consumer experience.

Product offerings, product innovations and technologies, marketing expenditures (including expenditures for advertising and endorsements), pricing, costs of production, customer service, digital commerce platforms, digital services and experiences and social media presence are areas of intense competition. These, in addition to ongoing rapid changes in technology (including marketing and advertising technology) and artificial intelligence ("AI"), a reduction in barriers to starting new footwear and apparel companies and an increase in the number of such companies (some of which may be able to react more nimbly to changes in consumer preferences) and changes in consumer preferences in the markets for athletic and leisure footwear, apparel, and equipment, services and experiences, constitute significant risk factors in our operations. In addition, the competitive nature of retail, including shifts in the ways in which consumers shop, constitutes a risk factor implicating our NIKE Direct and wholesale operations. If we do not adequately and timely anticipate and respond to our competitors, our costs may increase, demand for our products may decline, possibly significantly, or we may need to reduce wholesale or suggested retail prices for our products.

Economic factors beyond our control, and changes in the global economic environment, including fluctuations in and uncertainty regarding inflation and currency exchange rates, could result in lower revenues, higher costs and decreased margins and earnings.

A majority of our products are manufactured and sold outside of the United States, and we conduct purchase and sale transactions in various currencies, which creates exposure to the volatility of global economic conditions, including fluctuations in and uncertainty regarding inflation and foreign currency exchange rates. Central banks deploy various strategies to combat inflation, including increasing interest rates, which impact our borrowing costs. Government shutdowns or the risk of government shutdowns, as well as the impact or expected impact of elections, both in the United States and in other countries around the world, may also increase volatility. Additionally, there has been, and may continue to be, volatility in currency exchange rates that impact the U.S. Dollar value relative to other international currencies. Our international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses are affected by currency fluctuations, specifically amounts recorded in foreign currencies and translated into U.S. Dollars for consolidated financial reporting, as weakening of foreign currencies relative to the U.S. Dollar adversely affects the U.S. Dollar value of the Company's foreign currency-denominated sales and earnings. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce our products by making their purchases of raw materials more expensive and more difficult to finance. Foreign currency fluctuations have adversely affected and could continue to have an adverse effect on our results of operations and financial condition.

We hedge certain foreign currency exposures to lessen and delay, but not to completely eliminate, the effects of foreign currency fluctuations on our financial results. Since the hedging activities are designed to lessen volatility, they not only reduce the negative impact of a stronger U.S. Dollar or other trading currency, but they also reduce the positive impact of a weaker U.S. Dollar or other trading currency. Our future financial results have in the past been and could in the future be significantly affected by the value of the U.S. Dollar in relation to the foreign currencies in which we conduct business. The degree to which our financial results are affected for any given time period will depend in part upon our hedging activities.

We may be adversely affected by the financial health of our wholesale customers.

We extend credit to our customers based on an assessment of a customer's financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of our products, we offer certain customers the opportunity to place orders five to six months ahead of delivery under our futures ordering program. These advance orders may be canceled under certain conditions, and the risk of cancellation increases when dealing with financially unstable retailers or retailers struggling with economic uncertainty. In the past, some customers have experienced financial difficulties up to and including bankruptcies, which have had an adverse effect on our sales, our ability to collect on receivables and our financial condition. When the retail economy weakens or as consumer behavior shifts, retailers tend to be more cautious with orders. A slowing or changing economy in our key markets, including a recession, could adversely affect the financial health of our customers, which in turn could have an adverse effect on our results of operations and financial condition. In addition, product sales are dependent in part on high quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers. Retailers that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products.

Climate change, extreme weather conditions and natural disasters may have an adverse impact on our business and results of operations.

There are concerns that increased levels of carbon dioxide and other greenhouse gases in the atmosphere have caused, and may continue to cause, potentially at a growing rate, increases in global temperatures, changes in weather patterns and increasingly frequent and/or prolonged extreme weather and climate events. Climate change may also exacerbate challenges relating to the availability and quality of water and raw materials, including those used in the production of our products.

Given the broad and global scope of our operations, we are particularly vulnerable to the physical risks of climate change, such as shifts in weather patterns. Extreme weather conditions in the areas in which our retail stores, suppliers, manufacturers, customers, distribution centers, offices, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, wildfires, tsunamis, floods or droughts, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers and other suppliers or have in the past resulted in, and in the future could result in, economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster or severe weather event were to occur in an area in which we or our suppliers, manufacturers, employees, customers, distribution centers or vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel and facilities and proper functioning of our or third parties' computer, network, telecommunication and other systems and operations. In addition, a natural disaster or severe weather event could negatively impact retail traffic to our stores or stores that carry our products and could have an adverse impact on consumer spending, any of which could in turn result in negative point-of-sale trends for our merchandise. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our third-party vendors and other suppliers, manufacturers and customers. The diversity of locations in which we operate, our operational size, disaster recovery and business continuity planning and our information technology systems and networks, including the Internet and third-party services ("Information Technology Systems"), may not be sufficient for all or for concurrent eventualities. If we were to experience a local or regional disaster or other business continuity event or concurrent events, we could experience operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel. For example, our World Headquarters is located in a seismic zone, which is at a higher risk for earthquakes and the related consequences or effects. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our Information Technology Systems or supply systems, we could be late in delivering, or be unable to deliver, products to our customers. These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations and financial condition.

Globally, the expectations of regulators and other key stakeholders on corporate responsibility and sustainability-related topics continue to evolve and diverge, and our ability to meet these requirements and expectations could negatively impact our operating results and financial condition.

Corporate responsibility and sustainability-related topics, including climate change and diversity, as well as companies' actions and initiatives on such issues, have received significant attention from a wide range of stakeholders. Our ability to meet the expectations and requirements of key stakeholders, particularly in light of rapid changes in regulations, interpretations of existing regulations or consumer preferences, could affect our business, operating results and financial condition, as well as our policies and procedures relating to corporate responsibility and sustainability-related matters. For example, federal, state or local governmental authorities in various countries are implementing, have proposed and are likely to continue to propose, legislative and regulatory initiatives regarding corporate responsibility and sustainability-related matters, ranging from the disclosure of corporate greenhouse gas emissions to limitations on corporate diversity programs, among others. Compliance with such laws, regulations or policies, including any that may be adopted in the future, could increase the costs of operating our businesses, reduce the demand for our products and impact the prices we charge our customers, any or all of which could adversely affect our results of operations. in addition, various countries and regions have adopted or proposed laws, regulations and policies that diverge from, or potentially conflict with, those in other jurisdictions, which could increase the complexity of, and potential cost related to complying with, such regulations. Failure to comply with any legislation, regulation or policy, including as a result of making good faith interpretations that may differ from those taken by authorities in relevant jurisdictions, could potentially result in legal, reputational and operational risks.

Moreover, our consumers, customers, employees and other stakeholders on products have diverse expectations, demands and perspectives on sustainability matters, which are subject to continued evolution. In order to meet their expectations, we may need to incur increased costs, including to conduct additional due diligence or make additional investments in facilities and equipment. These efforts may in turn impact the availability and cost of key raw materials used in the production of our products or the demand for our products, and could adversely impact our business, operating results and financial condition.

We may not be able to meet the diverse expectations and demands of all of our stakeholders, which could harm our reputation, reduce customer demand for our products and services, and subject us to legal, reputational and operational risks. Although we have announced corporate responsibility and sustainability-related goals and targets, there can be no assurance that our stakeholders will agree with our goals, targets or strategies, or be satisfied with our efforts to implement them. Any perception, whether or not valid, that we have failed to achieve, or to act responsibly with respect to, such matters or to effectively respond to new or additional legal or regulatory requirements, could result in adverse publicity and adversely affect our business and reputation. Execution of these strategies and achievement of our goals and targets is subject to risks and uncertainties, many of which are outside of our control. In particular, with respect to our sustainability efforts, these risks and uncertainties include, but are not limited to, our ability to execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis; compliance with, changes or additions to, and divergence in, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; diverging and evolving expectations and demands from key stakeholders, including as a result of changing regulations in their jurisdictions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to adequately meet stakeholder expectations, successfully execute our strategies or achieve our corporate responsibility and sustainability-related goals, which could damage our reputation and customer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition.

Our financial condition and results of operations have been, and could in the future be, adversely affected by a pandemic, epidemic or other public health emergency.

Pandemics and other public health emergencies, and preventative measures taken to contain or mitigate such crises have caused, and may in the future cause, business slowdown or shutdown in affected areas and significant disruption in the financial markets, both globally and in the United States. These events have led to and could again lead to adverse impacts to our global supply chain, factory cancellation costs, store closures, and a decline in retail traffic and discretionary spending by consumers and, in turn, materially impact our business, sales, financial condition and results of operations as well as cause a volatile effective tax rate driven by changes in the mix of earnings across our jurisdictions. We cannot predict whether, and to what degree, our sales, operations and financial results could in the future be affected by a pandemic and preventative measures. Risks presented by pandemics and other public health emergencies include, but are not limited to:

- Deterioration in economic conditions in the United States and globally;

- Disruptions to our distribution centers, contract manufacturers, finished goods factories and other vendors impacting our planned inventory production and distribution, including higher inventory levels or inventory shortages in various markets;

- Supply chain impacts;

- Decreased retail traffic;

- Reduced consumer demand for, or spend on, our products;

- Cancellation or postponement of sports seasons and sporting events;

- Bankruptcies or other financial difficulties facing our wholesale customers; and

- Significant disruption of and volatility in global financial markets.

We cannot reasonably predict the ultimate impact of any pandemic or public health emergency, including the extent of any adverse impact on our business, results of operations and financial condition, which will depend on, among other things, the duration and spread of the pandemic or public health emergency, the impact of governmental regulations that have been, and may continue to be, imposed in response, the effectiveness of actions taken to contain or mitigate the outbreak, the availability, safety and efficacy of vaccines, including against emerging variants of the infectious disease, and global economic conditions. Any pandemic or public health emergency may also affect our business, results of operations or financial condition in a manner that is not presently known to us or that we currently do not consider to present significant risks and may also exacerbate, or occur concurrently with, other risks discussed in this Item 1A. Risk Factors, any of which could have a material effect on us.

Business and Operational Risks

Failure to maintain our reputation, brand image and culture could negatively impact our business.

Our iconic brands have worldwide recognition, and our success depends on our ability to maintain and enhance our brand image and reputation. Maintaining, promoting and growing our brands will depend on our design and marketing efforts, including product innovation, product quality and advertising and consumer campaigns. Our commitment to product innovation, quality and sustainability, and our continuing investment in design (including materials), marketing and sustainability measures may not have the desired impact on our brand image and reputation. In addition, our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media and digital environment, including our reliance on social media, digital advertising networks, digital and advertising technology, and digital dissemination of advertising campaigns on our digital platforms and through our digital experiences and products. We could be adversely impacted if we fail to achieve any of these objectives.

Our brand value also depends on our ability to maintain a positive consumer perception of our corporate integrity, purpose and brand culture. Negative claims or publicity involving us, our culture and values, our products, services and experiences, consumer data, or any of our key employees, endorsers, sponsors, suppliers or partners could seriously damage our reputation and brand image, regardless of whether such claims are accurate. For example, while we require our suppliers of our products to operate their business in compliance with applicable laws and regulations, we do not control their practices. Negative publicity relating to a violation or an alleged violation of policies or laws by such suppliers could damage our brand image and diminish consumer trust in our brand. Further, our reputation and brand image could be damaged as a result of our support of, association with or lack of support or disapproval of certain social causes and public personalities, including those related to political and social issues, catastrophic events, human capital practices, climate change and sustainability-related matters, as well as any decisions we make to continue to conduct, or change, certain of our activities in response to such considerations. Social media, which accelerates and potentially amplifies the scope of negative publicity or fictitious information, can increase the challenges of responding to negative claims. Adverse publicity about regulatory or legal action against us, or by us, could also damage our reputation and brand image, undermine consumer confidence in us and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. If the reputation, culture or image of any of our brands is tarnished or if we receive negative publicity, then our sales, financial condition and results of operations could be materially and adversely affected.

If we are unable to anticipate consumer preferences and develop new products, we may not be able to maintain or increase our revenues and profits.

Our success depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner so that our product offerings evolve and are responsive to consumer demands. However, lead times for many of our products make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of products or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs, styles and categories, and influencing sports and fitness preferences through extensive marketing, we could experience lower sales, excess inventories or lower profit margins, any of which could have an adverse effect on our results of operations and financial condition. In addition, we market our products globally through a diverse spectrum of advertising and promotional programs and campaigns, including social media and other digital advertising networks. If we do not successfully market our products, if advertising and promotional costs increase or if certain advertising networks are no longer available, these factors could have an adverse effect on our business, financial condition and results of operations.

We rely on technical innovation and high-quality products to compete.

Technical innovation and quality control in the design and manufacturing processes of footwear, apparel, equipment and other products and services are essential to the commercial success of our products and development of new products. Research and development play a key role in technical innovation. We rely upon specialists in the fields of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, as well as research committees and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts to develop and test cutting-edge performance products. While we strive to produce products that help to enhance athletic performance and reduce injury and maximize comfort, if we fail to introduce technical innovation in our products, consumer demand for our products could decline, and if we experience problems with the quality of our products (including the introduction of bias or inaccuracies in our products), we may incur substantial expense to remedy the problems and loss of consumer confidence.

Our business is affected by seasonality, which could result in fluctuations in our operating results.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, revenues in the first and fourth fiscal quarters have slightly exceeded those in the second and third fiscal quarters. However, the mix of product sales may vary considerably from time to time or in the future as a result of strategic shifts in our business and seasonal or geographic demand for particular types of footwear, apparel and equipment and in connection with the timing of significant sporting events, such as the NBA Finals, Olympics or the World Cup, among others. In addition, our customers may, and from time to time do, cancel orders, change delivery schedules or change the mix of products ordered with minimal notice. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including economic conditions, changes in consumer preferences, weather conditions, outbreaks of disease, social or political unrest, availability of import quotas, transportation disruptions and currency exchange rate fluctuations, has in the past adversely affected and could in the future adversely affect our business and cause our results of operations to fluctuate. Our operating margins are also sensitive to a number of additional factors that are beyond our control, including manufacturing and transportation costs, shifts in product sales mix and geographic sales trends, all of which we expect to continue. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Failure to continue to obtain or maintain high-quality endorsers of our products could harm our business.

We establish relationships with professional athletes, sports teams and leagues, as well as other public figures, including artists, designers and influencers, to develop, evaluate and promote our products, as well as establish product authenticity with consumers. However, as competition in our industry has increased, the costs associated with establishing and retaining such sponsorships and other relationships have increased, and competition to attract and retain high-quality endorsers has increased. If we are unable to negotiate new, or maintain our current, associations with professional athletes, sports teams and leagues, or other public figures, or to do so at a reasonable cost, we could lose the high visibility or on-field authenticity associated with our products, and we may be required to modify and substantially increase our marketing investments. As a result, our brands, net revenues, expenses and profitability could be harmed.

Furthermore, if certain endorsers were to stop using our products contrary to their endorsement agreements, our business could be adversely affected. Poor or non-performance by our endorsers, a failure to continue to correctly identify promising athletes, public figures or sports organizations, to use and endorse our products and brand or a failure to enter into cost-effective endorsement arrangements with prominent athletes, public figures and sports organizations could adversely affect our brand, sales and profitability. In addition, actions taken or statements made by athletes, teams or leagues, or other endorsers, associated with our products or brand that harm their reputations, or our decisions to cease collaborating with certain endorsers in light of actions taken or statements made by them, have in the past harmed and could in the future seriously harm our brand image with consumers and, as a result, could have an adverse effect on our sales and financial condition.

Failure to accurately forecast consumer demand has in the past led and could in the future lead to excess inventories or inventory shortages, which has in the past resulted and could in the future result in decreased operating margins, reduced cash flows and harm to our business.

To meet anticipated demand for our products, we purchase products from manufacturers outside of our futures ordering program and in advance of customer orders, which we hold in inventory and resell to customers. There is a risk we may be unable to sell excess products ordered from manufacturers. Inventory levels in excess of customer demand have in the past resulted and may in the future result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have an adverse effect on our operating results, financial condition and cash flows. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages could delay shipments to customers, negatively impact retailer, distributor and consumer relationships and diminish brand loyalty. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations, financial condition and cash flows from period to period. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

Our NIKE Direct operations have required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.

Our NIKE Direct operations, including our retail stores and digital platforms, have required and will continue to require significant investment. Our NIKE Direct stores have required and will continue to require substantial fixed investment in equipment and leasehold improvements and personnel. We have entered into substantial operating lease commitments for retail space. Certain stores have been designed and built to serve as high-profile venues to promote brand awareness and marketing activities and to integrate with our digital platforms. Because of their unique design and technological elements, locations and size, these stores require substantially more investment than other stores. Due to the high fixed-cost structure associated with our NIKE Direct retail stores, a decline in sales, a shift in consumer behavior away from brick-and-mortar retail, or the closure, temporary or otherwise, or poor performance of individual or multiple stores could result in significant lease termination costs, write-offs of equipment and leasehold improvements and employee-related costs.

Many factors unique to retail operations, some of which are beyond our control, pose risks and uncertainties. Risks include, but are not limited to: credit card fraud and theft in both our retail stores and on digital platforms; mismanagement of existing retail channel partners; inability to manage costs associated with store construction and operation; and supply chain and inventory management, including difficulty in forecasting consumer demand.

In addition, we have made significant investments in digital technologies and information systems for the digital aspect of our NIKE Direct operations, and our digital offerings will require continued investment in the development and upgrading of our technology platforms. In order to deliver high-quality digital experiences, our digital platforms must be designed effectively and work well with a range of other technologies, systems, networks, and standards that we do not control. We may not be successful in developing platforms that operate effectively with these technologies, systems, networks or standards. A growing portion of consumers access our NIKE Direct digital platforms, but in the event that it is more difficult for consumers to access and use our digital platforms, consumers find that our digital platforms do not effectively meet their needs or expectations or consumers choose not to access or use our digital platforms or use devices that do not offer access to our platforms, the success of our NIKE Direct operations could be adversely impacted. Our competitors may develop, or have already developed, digital experiences, features, content, services or technologies that are similar to ours or that achieve greater acceptance.

We may not realize a satisfactory return on our investment in our NIKE Direct operations and management's attention from our other business opportunities could be diverted, which could have an adverse effect on our business, financial condition or results of operations.

If the technology-based systems, applications and platforms that give our consumers the ability to shop or interact with us online do not function effectively, our operating results, as well as our ability to grow our digital commerce business globally or to retain our customer base, could be materially adversely affected.

Many of our consumers shop with us through our digital platforms. Consumers frequently use mobile-based devices and applications to shop online with us and with our competitors, and to do comparison shopping, as well as to engage with us and our competitors through digital services and experiences that are offered on mobile platforms. We use social media and proprietary mobile applications to interact with our consumers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, secure and user-friendly digital commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers or any failure to provide attractive digital experiences to our customers could place us at a competitive disadvantage, result in the loss of digital commerce and other sales, harm our reputation with consumers, have a material adverse impact on the growth of our digital commerce business globally and have a material adverse impact on our business and results of operations. In addition, if use of our digital platforms continues to grow, we will need an increasing amount of technical infrastructure to continue to satisfy our consumers' needs. If we fail to continue to effectively scale and adapt our digital platforms to accommodate increased consumer demand, our business may be subject to interruptions, delays or failures and consumer demand for our products and digital experiences could decline.

Risks specific to our digital commerce business also include diversion of sales from our and our retailers' brick and mortar stores, pricing pressure on our products, difficulty in recreating the in-store experience through our digital commerce business and liability for online content. Our failure to successfully respond to these risks might adversely affect sales in our digital commerce business, as well as damage our reputation and brands.

We rely significantly on information technology to operate our business, including our supply chain and retail operations, and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business.

We are heavily dependent on Information Technology Systems, across our supply chain, including product design, production, forecasting, ordering, manufacturing, transportation, sales and distribution, as well as for processing financial information for external and internal reporting purposes, retail operations and other business activities. Information Technology Systems are critical to many of our operating activities and our business processes and may be negatively impacted by any service interruption or shutdown. For example, our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of these Information Technology Systems. Over a number of years, we have implemented Information Technology Systems in all of the geographical regions in which we operate. Our work to integrate, secure and enhance these systems and related processes in our global operations is ongoing and NIKE will continue to invest in these efforts. We cannot provide assurance, however, that the measures we take to secure and enhance these systems will be sufficient to protect our Information Technology Systems and prevent cyberattacks, system failures or data or information loss. The failure of these systems to operate effectively, including as a result of security breaches, viruses, hackers, malware, ransomware, denial of service attacks, natural disasters, vendor business interruptions or other causes, failure to properly maintain, protect, repair or upgrade systems, or problems with transitioning to upgraded or replacement systems could cause delays in product fulfillment and reduced efficiency of our operations, could require significant time and capital investments to remediate the problem which may not be sufficient to cover all eventualities, and may have an adverse effect on our reputation, results of operations and financial condition. In addition, the use of employee-owned devices for communications as well as hybrid work arrangements, present additional operational risks to our Information Technology Systems, including, but not limited to, increased risks of cyberattacks. Further, like other companies in the retail industry, we have in the past experienced, and we expect to continue to experience, cyberattacks, including phishing, and other attempts to breach, or gain unauthorized access to, our systems. To date, these attacks have not had a material impact on our operations, but we cannot provide assurance that they will not have an impact in the future.

We also use Information Technology Systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. From time to time, we have expended, and expect to continue to expend, significant resources to modify, update and enhance our Information Technology Systems and to investigate and remediate vulnerabilities or other exposures. These modifications, updates and enhancements may cost more than initially expected and may not be effective in preventing issues and disruptions. Moreover, due to the complexity of our Information Technology Systems, the process of implementing modifications or enhancements can itself create a risk of systems disruptions and security issues. If Information Technology Systems suffer severe damage, disruption or shutdown and our business continuity plans, or those of our vendors, do not effectively resolve the issues in a timely manner, we could experience delays in reporting our financial results, which could result in lost revenues and profits, as well as reputational damage.

Furthermore, we depend on Information Technology Systems and personal data collection for digital marketing, digital commerce, consumer engagement and the marketing and use of our digital products and services. We also rely on our ability to engage in electronic communications throughout the world between and among our employees as well as with other third parties, including customers, suppliers, vendors and consumers. Any interruption in Information Technology Systems may impede our ability to engage in the digital space and result in lost revenues, damage to our reputation, and loss of users.

Given the increasing complexity and sophistication of techniques used by bad actors to obtain unauthorized access to or disable information technology systems, and the fact that cyberattacks are being made by groups and individuals with a wide range of expertise and motives, it is increasingly difficult to anticipate and defend against cyberattacks, and a cyberattack could occur and persist for an extended period of time before being detected. Moreover, the extent of a particular cyber incident and the steps that we may need to take to investigate the incident may not be immediately clear, and it may take a significant amount of time before such investigation can be finalized and completed and reliable information about the incident is known. During the pendency of any such investigation, we may not necessarily know the extent of the harm or how best to remediate it and we may be required to disclose incidents before their full extent is known.

Moreover, as we integrate AI into our operations, there may be increased cybersecurity and privacy risks, including the risk of unauthorized or misuse of AI tools, and threat actors may leverage AI to engage in automated, targeted and coordinated attacks against our systems.

We are subject to the risk our licensees may not generate expected sales or maintain the value of our brands.

We currently license, and expect to continue licensing, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. If our licensees fail to successfully market and sell licensed products, or fail to obtain sufficient capital or effectively manage their business operations, customer relationships, labor relationships, supplier relationships or credit risks, it could adversely affect our revenues, both directly from reduced royalties received and indirectly from reduced sales of our other products.

We also rely on our licensees to help preserve the value of our brands. Although we attempt to protect our brands through approval rights over the design, production processes, quality, packaging, merchandising, distribution, advertising and promotion of our licensed products, we cannot completely control the use of our licensed brands by our licensees. The misuse of a brand by or negative publicity involving a licensee could have a material adverse effect on that brand and on us.

Consolidation of retailers or concentration of retail market share among a few retailers may increase and concentrate our credit risk and impair our ability to sell products.

The athletic footwear, apparel and equipment retail markets in some countries are dominated by a few large athletic footwear, apparel and equipment retailers with many stores and accelerating digital commerce capabilities. The market shares of these retailers may increase through acquisitions and construction of additional stores and investments in digital capacity, and as a result of attrition as struggling retailers exit the market. Consolidation of our retailers will concentrate our credit risk with a smaller set of retailers, any of whom may experience declining sales or a shortage of liquidity. In addition, increasing market share concentration among a few retailers in a particular country or region increases the risk that if any one of them substantially reduces their purchases of our products, we may be unable to find sufficient retail outlets for our products to sustain the same level of sales and revenues.

If one or more of our counterparty financial institutions default on their obligations to us or fail, we may incur significant losses.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, commodity futures contracts, option contracts, collars and swaps with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions in the United States and abroad. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions. The risk of counterparty default or failure may be heightened during periods of sustained high interest rates and uncertainty in the financial markets as well as economic downturns. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default, or our assets deposited or held in accounts with such counterparty, may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

We rely on a concentrated source base of contract manufacturers to supply a significant portion of our footwear products.

We rely upon a concentrated amount of contract manufacturers, which we do not own or operate, to manufacture all of the footwear products we sell, see "Manufacturing" for additional information. Our ability to meet our customers' needs depends on our ability to maintain a steady supply of products from our contract manufacturers. If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, or be unable to perform, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business operations, sales, financial condition or results of operations. Additionally, if any of our primary footwear contract manufacturers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Certain of our contract manufacturers are highly specialized and only produce a specific type of product. Such contract manufacturers may go out of business if consumer preferences or market conditions change such that there is no longer sufficient demand for the types of products they produce. If, in the future, the relevant products are again in demand and the specialized contract manufacturers no longer exist, we may not be able to locate replacement facilities to manufacture certain footwear products in a timely manner or at all, which could have a material adverse effect on our sales, financial condition or results of operations.

The success of our business depends, in part, on high-quality employees, including key personnel as well as our ability to maintain our workplace culture and values.

Our success depends in part on the continued service of high-quality employees, including key executive officers and personnel. The loss of the services of key individuals, or any negative perception with respect to these individuals, or our workplace culture or values, could harm our business. Our success also depends on our ability to recruit, retain and engage our personnel sufficiently, both to maintain our current business and to execute our strategic initiatives. Competition for employees in our industry is intense and we may not be successful in attracting and retaining such personnel. Changes to our current and future work models may not meet the needs or expectations of our employees or may not be perceived as favorable compared to other companies' policies, which could negatively impact our ability to attract, hire and retain our employees. In addition, shifts in U.S. immigration and work permit policies or other changes in the legal and regulatory environment could negatively impact our ability to attract, hire and retain highly skilled employees who are from outside the United States. Our policies and practices have been, and may further be, affected by legal and regulatory scrutiny of, as well as changes in regulations (or changes in the interpretation of existing regulations) relating to, policies related to inclusion and belonging, employee engagement and climate change, which may further impact our ability to attract, hire and retain employees. We also believe that our corporate culture has been a key driver of our success, and we have invested substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture could negatively affect our future success, including our ability to retain and recruit employees.

The market for prime real estate is competitive.

Our ability to effectively obtain real estate to open new retail stores and otherwise conduct our operations, both domestically and internationally, depends on the availability of real estate that meets our criteria for traffic, square footage, co-tenancies, lease economics, demographics and other factors. We also must be able to effectively renew our existing real estate leases. In addition, from time to time, we seek to downsize, consolidate, reposition or close some of our real estate locations, which may require modification of an existing lease. Failure to secure adequate new locations or successfully modify leases for existing locations, or failure to effectively manage the profitability of our existing fleet of retail stores, could have an adverse effect on our operating results and financial condition.

Additionally, the economic environment may make it difficult to determine the fair market rent of real estate properties domestically and internationally. This could impact the quality of our decisions to exercise lease options at previously negotiated rents and to renew expiring leases at negotiated rents. Any adverse effect on the quality of these decisions could impact our ability to retain real estate locations adequate to meet our targets or efficiently manage the profitability of our existing fleet of stores, which could have an adverse effect on our operating results and financial condition.

Our business operations and financial performance could be adversely affected by changes in our relationship with our workforce or changes to United States or foreign employment regulations.

We have significant exposure to changes in domestic and foreign laws governing our relationships with our workforce, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll taxes, which could have a direct impact on our operating costs. A significant increase in minimum wage or overtime rates in countries where we have workforce could have a significant impact on our operating costs and may require that we relocate those operations or take other steps to mitigate such increases, all of which may cause us to incur additional costs. There is also a risk of potential claims that we have violated laws related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury and other claims. In addition, if there were a significant increase in the number of members of our workforce who are members of labor organizations or become parties to collective bargaining agreements, we could be vulnerable to a strike, work stoppage or other labor action, as well as additional expenses, expectations or requirements, which could have an adverse effect on our business.

Risks Related to Operating a Global Business

Our international operations involve inherent risks which could result in harm to our business.

Nearly all of our athletic footwear and apparel is manufactured outside of the United States, and the majority of our products are sold outside of the United States. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political tensions, unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products. Changes in U.S. or international social, political, regulatory and economic conditions could impact our business, reputation, financial condition and results of operations. In particular, political and economic instability, geopolitical conflicts, political unrest, civil strife, terrorist activity, acts of war, public corruption, expropriation, nationalism and other economic or political uncertainties in the United States or internationally could interrupt and negatively affect the sale of our products or other business operations. Any negative sentiment toward the United States as a result of any such changes could also adversely affect our business.

In addition, terrorist acts, military conflict and disease outbreaks have increased the risks of doing business abroad. These factors, among others, could affect our ability to manufacture products or procure materials, or our costs for manufacturing and procuring materials, our ability to import products, our ability to sell products in international markets and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business could be adversely affected.

Our products are subject to risks associated with overseas sourcing, manufacturing and financing.

The principal materials used in our footwear products — natural and synthetic rubber, plastic compounds, foam cushioning materials, natural and synthetic leather, nylon, polyester and natural fiber textiles and polyurethane films — are locally available to manufacturers. The principal materials used in our apparel products — natural and synthetic fabrics, yarns and threads (both virgin and recycled), specialized performance fabrics designed to efficiently wick moisture away from the body, retain heat and repel rain and/or snow as well as plastic and metal hardware — are also available in countries where our manufacturing takes place. Both our apparel and footwear products are dependent upon the ability of our contract manufacturers to locate, train, employ and retain adequate personnel. NIKE contract manufacturers and materials suppliers buy raw materials and are subject to wage rates and other labor standards that are oftentimes regulated by the governments of the countries in which our products are manufactured.

There could be a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption or heightened competition for such materials, our contract manufacturers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Further, our contract manufacturers have experienced and may continue to experience in the future, unexpected closures, unexpected increases in work wages or other changes in labor standards, whether government mandated or otherwise, and increases in compliance costs due to governmental regulation concerning certain metals, fabrics or raw materials used in the manufacturing of our products. In addition, we cannot be certain that manufacturers that we do not contract and that we refer to as "unaffiliated manufacturers" will be able to fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing contract manufacturer or materials supplier, there can be no assurance additional supplies of fabrics or raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any contract manufacturer, unaffiliated manufacturer, or any materials supplier would allocate sufficient capacity to us in order to meet our requirements. Even if we are able to expand existing or find new manufacturing capacity or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers and manufacturers in our methods, products, quality control standards and labor, health and safety standards. In addition, changes we make in managing the supply of our products, such as changes to decrease the supply of certain products, pose the risk that we may not be able to meet demand for, or ramp up production of, certain products timely or without additional cost. Any delays, interruption or increased costs in labor or wages, in the supply of materials or in the manufacturing of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short- and long-term.

Because contract manufacturers make a majority of our products outside of our principal sales markets, our products must be transported by third parties over large geographic distances. Delays in the shipment or delivery of our products due to the availability of transportation, container shortages, labor shortages, including work stoppages or port strikes, infrastructure and port congestion or other factors, and costs and delays associated with consolidating or transitioning between manufacturers, have adversely impacted, and could in the future adversely impact the availability of our products and, in turn, our financial performance. In addition, delays in the shipment or delivery of our products, manufacturing delays or unexpected demand for our products have required us, and may in the future require us to use faster, but more expensive, transportation methods such as air freight, which could adversely affect our profit margins. The cost of oil is a significant component in manufacturing and transportation costs, so increases in the price of petroleum products can adversely affect our profit margins. Changes in U.S. trade policies, including modifications to import tariffs and existing trade policies and agreements, have also had, and could continue to have a significant impact on our activities in domestic and foreign jurisdictions, and could adversely affect our reputation or results of operations.

In addition, we have become, and expect to continue to be, subject to a number of regulations that require us to develop new policies and procedures for, strive to mitigate, and report, certain supply chain risks related to sourcing internationally. These regulations have resulted and may continue to result in increased operating costs and affect how and where we source materials for our products.

Changes to U.S. or other countries' trade policies and tariff and import/export regulations or our failure to comply with such regulations may have a material adverse effect on our reputation, business, financial condition and results of operations.

Changes in the import and export policies of the U.S. government or other countries, including trade restrictions, sanctions and countersanctions, increased tariffs or quotas, trade agreement enforcement practices, embargoes or safeguards, could require us to change the way we conduct business and adversely affect our results of operations.

In addition, changes in (or announcements regarding proposed changes in) laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business, including increased cost of sales. U.S. presidential administrations have instituted or proposed changes in trade policies that include the negotiation of new trade agreements, negotiation or termination of existing trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes.

Changes or proposed changes in U.S. or other countries' trade policies have resulted and may further result in restrictions and economic disincentives on international trade. Tariffs and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, protectionist or nationalist trends in the United States or in other countries affect the trade environment. The Company, similar to many other multinational corporations, does a significant amount of business that is impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have adversely impacted, and may continue to adversely impact, the U.S. economy or certain sectors thereof or the economy of another country in which we conduct operations, our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States and other countries. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our results of operations and financial condition.

Furthermore, we are subject to the FCPA as well as the anti-corruption laws of other countries in which we operate. Although we implement policies and procedures designed to promote compliance with these laws, our employees, independent contractors, contract manufacturers, suppliers and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation could result in sanctions or other penalties and have an adverse effect on our business, reputation and operating results.

Our success depends on our global distribution facilities.

We distribute our products to customers directly from the factory and through distribution centers located throughout the world. Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, particularly in emerging markets, depends on the proper operation of our distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties (including those involved in shipping product to and from our distribution facilities). Our distribution facilities have in the past and could in the future be interrupted by information technology problems, disasters such as earthquakes or fires or outbreaks of disease or government actions taken to mitigate their spread. Any significant failure in our distribution facilities could result in an adverse effect on our business. We maintain business interruption insurance, but it may not adequately protect us from adverse effects caused by significant disruptions in our distribution facilities.

Legal, Regulatory, and Compliance Risks

We are subject to a complex array of laws and regulations and litigation and other legal and regulatory proceedings, which could have an adverse effect on our business, financial condition and results of operations.

As a multinational corporation with operations and distribution channels throughout the world, we are subject to and must comply with extensive laws and regulations in the United States and other jurisdictions in which we have operations and distribution channels. If we or our employees, agents, suppliers, and other partners fail to comply with any of these laws or regulations, such failure could subject us to fines, sanctions or other penalties that could negatively affect our reputation, business, financial condition and results of operations. Furthermore, laws, regulations and policies, as well as the evolving interpretation of such, can conflict among jurisdictions and compliance in one jurisdiction may result in legal or reputational risks in another jurisdiction. We are involved in various types of claims, lawsuits, regulatory proceedings and government investigations relating to our business, our products and the actions of our employees and representatives, including contractual and employment relationships, product liability, antitrust, trademark rights and a variety of other matters. It is not possible to predict with certainty the outcome of any such legal or regulatory proceedings or investigations, and we could in the future incur judgments, fines or penalties, or enter into settlements of lawsuits and claims that could have a material adverse effect on our business, financial condition and results of operations and negatively impact our reputation. The global nature of our business means legal and compliance risks, such as anti-bribery, anti-corruption, fraud, trade, environmental, competition, privacy and other regulatory matters, will continue to exist or might increase and additional legal proceedings and other contingencies have and will continue to arise from time to time, which could adversely affect us. In addition, the adoption of new laws or regulations, or changes in the interpretation of existing laws or regulations, may result in significant unanticipated legal and reputational risks. Moreover, the regulation of certain transactions we engage in, including those involving virtual goods and cryptocurrencies, remains in an early stage and subject to significant uncertainty. As a result, we are required to exercise our judgment as to whether or how certain laws or regulations apply, or may in the future apply, and it is possible that legislators, regulators and courts may disagree with our conclusions. Any current or future legal or regulatory proceedings could divert management's attention from our operations and result in substantial legal fees.

Failure to adequately protect or enforce our intellectual property rights could adversely affect our business.

We periodically discover counterfeit reproductions of our products or products that otherwise infringe our intellectual property rights. If we are unsuccessful in enforcing our intellectual property rights, continued sales of these products could adversely affect our sales and our brand and could result in a shift of consumer preference away from our products.

The actions we take to establish and protect our intellectual property rights may not be adequate to prevent imitation of our products by others. We also may be unable to prevent others from seeking to block sales of our products as violations of proprietary rights.

We may be subject to liability if third parties successfully claim we infringe their intellectual property rights. Defending infringement claims could be expensive and time-consuming and might result in our entering into costly license agreements. We also may be subject to significant damages or injunctions against development, manufacturing, use, importation and/or sale of certain products.

We take various actions to prevent the unauthorized use and/or disclosure of our confidential information and intellectual property rights. These actions include contractual measures such as entering into non-disclosure and non-compete agreements and agreements relating to our collaborations with third parties and providing confidential information awareness training. Our controls and efforts to prevent unauthorized use and/or disclosure of confidential information and intellectual property rights might not always be effective. For example, confidential information related to business strategy, innovations, new technologies, mergers and acquisitions, unpublished financial results or personal data could be prematurely, inadvertently, or improperly used and/or disclosed, resulting in a loss of reputation, loss of intellectual property rights, a decline in our stock price and/or a negative impact on our market position, and could lead to damages, fines, penalties or injunctions. In addition, new products we offer, such as virtual goods, may raise various novel intellectual property law considerations, including adequacy and scope of assignment, licensing, transfer, copyright and other right-of-use issues.

In addition, the laws of certain countries may not protect or allow enforcement of intellectual property rights to the same extent as the laws of the United States. We may face significant expenses and liability in connection with the protection of our intellectual property rights, including outside the United States, and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

Regulations and best practices with respect to new technological developments, including generative AI, are in the process of being developed globally. These developments may affect aspects of our business that leverage these tools, and give rise to risks related to intellectual property infringement claims or harm to our reputation or brand image.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

In addition to our own sensitive and proprietary business information, we handle transactional and personal information about our wholesale customers and consumers and users of our digital experiences, which include online distribution channels and product engagement, adaptive products and personal fitness applications. Hackers and data thieves are increasingly sophisticated and operate social engineering, such as phishing, and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers' networks, or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of our consumers', users' or employees' personal information or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our consumer and customer relationships, damage to our reputation; resulting in lost sales and consumers, fines, lawsuits, or significant legal and remediation expenses. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach.

In addition, we must comply with increasingly complex and rigorous, and sometimes conflicting, regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation (the "GDPR"); the United Kingdom enacted the UK General Data Protection Regulation (which implements the GDPR into UK law); several states in the United States have passed data privacy laws; China enacted the Data Security Law and Personal Information Protection Law; and additional jurisdictions have adopted or are considering proposing or adopting similar regulations. These laws impose additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws and regulations is costly and time consuming, and any failure to comply with these regulatory standards could subject us to legal, operational and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against the Company by governmental entities or others, imposition of fines by governmental authorities and damage to our reputation and credibility and could have a negative impact on revenues and profits.

We could be subject to changes in tax rates, adoption of new tax laws or regulations, or changes in the interpretations thereof, additional tax liabilities or increased volatility in our effective tax rate.

We earn a substantial portion of our income in foreign countries and, as such, we are subject to the tax laws in the United States and numerous foreign jurisdictions. Current economic and political conditions make tax laws and regulations, or their interpretation and application, in any jurisdiction subject to significant change.

Proposals to reform U.S. and foreign tax laws could significantly impact how U.S. multinational corporations are taxed on global earnings and could increase the U.S. corporate tax rate. For example, the Organization for Economic Co-operation and Development (the "OECD") and the G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Inclusive Framework") has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules and ensure a minimal level of taxation, respectively. Several countries in which we operate, including several European Union member states' have adopted domestic legislation to implement the Inclusive Framework's global corporate minimum tax rate of 15% which became effective for the Company beginning fiscal 2025. Other countries are also actively considering changes to their tax laws to adopt certain parts of the Inclusive Framework's proposals. Although we cannot predict whether or in what form these proposals, or any other changes in the U.S. or foreign tax laws or regulations, will be enacted into law, these changes, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense and cash flows.

Portions of our operations are subject to a reduced tax rate or are under a tax holiday. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. Tax holidays and rulings can expire from time to time and may be extended when certain conditions are met, or terminated if certain conditions are not met. The impact of any changes in conditions would be the loss of certainty in treatment thus potentially impacting our effective income tax rate. For example, in January 2019, the European Commission opened a formal investigation to examine whether the Netherlands has breached State Aid rules when granting certain tax rulings to the Company. If this matter is adversely resolved, the Netherlands may be required to assess additional amounts with respect to prior periods, and the Company's income taxes related to prior periods in the Netherlands could increase.

We are also subject to the examination of our tax returns by the United States Internal Revenue Service ("IRS") and other tax authorities. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. The results of audits or related disputes could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. For example, we and our subsidiaries are also engaged in a number of intercompany transactions across multiple tax jurisdictions. Although we believe we have clearly reflected the economics of these transactions and the proper local transfer pricing documentation is in place, tax authorities may propose and sustain adjustments that could result in changes that may impact our mix of earnings in countries with differing statutory tax rates.

Failure of our contractors or our licensees' contractors to comply with our code of conduct, local laws and other standards could harm our business.

We have license agreements that permit independent parties to manufacture or contract for the manufacture of products using our intellectual property. We require the contractors that directly manufacture our products and our licensees that make products using our intellectual property (including, indirectly, their contract manufacturers) to comply with a code of conduct and other environmental, human rights, health and safety standards for the benefit of workers. We also require our contract manufacturers and the contractors of our licensees to comply with applicable standards for product safety. Notwithstanding their contractual obligations, from time to time contractors may not comply with such standards or applicable local law or our licensees may fail to enforce such standards or applicable local law on their contractors. If one or more of our direct or indirect contractors violates or fails to comply with, or is accused of violating or failing to comply with, such standards and laws, this could harm our reputation or result in a product recall and, as a result, could have an adverse effect on our sales and financial condition. Negative publicity regarding production methods, alleged unethical or illegal practices or workplace or related conditions of any of our suppliers, manufacturers or licensees could adversely affect our brand image and sales, force us to locate alternative suppliers, manufacturers or licenses or result in the imposition of additional regulations, including new or additional quotas, tariffs, sanctions, product safety regulations or other regulatory measures, by governmental authorities.

Risks Related to Our Securities, Investments and Liquidity

Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.

From time to time, we may invest in product offering and manufacturing innovation and expansion of existing businesses, such as our NIKE Direct operations, technology, business infrastructure, new businesses or capabilities, which require substantial cash investments and management attention. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. The failure of any significant investment to provide expected returns or profitability could have a material adverse effect on our financial results and divert management attention from more profitable business operations. See also "*Our NIKE Direct operations have required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.*"

The sale of a large number of shares of common stock by our principal shareholder could depress the market price of our common stock.

As of June 30, 2025, Swoosh, LLC beneficially owned approximately 78% of our Class A Common Stock. If, on June 30, 2025, all of these shares were converted into Class B Common Stock, Swoosh, LLC's commensurate ownership percentage of our Class B Common Stock would be approximately 16%. The shares are available for resale, subject to the requirements of the U.S. securities laws and the terms of the limited liability company agreement governing Swoosh, LLC. The sale or prospect of a sale of a substantial number of these shares could have an adverse effect on the market price of our common stock. Swoosh, LLC was formed by Mr. Philip Knight, our Chairman Emeritus, to hold the majority of his shares of Class A Common Stock. Mr. Knight does not have voting rights with respect to Swoosh, LLC, although Travis Knight, his son and a NIKE director, has a significant role in the management of the Class A Common Stock owned by Swoosh, LLC.

Changes in our credit ratings or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options.

Our long-term debt is currently rated Investment Grade by Standard & Poor's and Moody's Investors Service. While we have maintained our Investment Grade rating, in July 2025, our rating was downgraded by Standard & Poor's. Any negative change to our credit rating will increase borrowing costs for our existing facilities and may increase our borrowing costs for future long-term debt or short-term credit facilities. In addition, our financing options, including our access to credit or capital markets, could be adversely affected. We may also be subject to restrictive covenants that would reduce our flexibility to, among other things, incur additional indebtedness, make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, undergo fundamental changes and enter into transactions with affiliates. Failure to comply with such covenants could result in a default, and as a result, the commitments of our lenders under our credit agreements may be terminated and the maturity of amounts owed may be accelerated. In addition, macroeconomic conditions, such as increased volatility or disruption in the credit or capital markets, could adversely affect our ability to refinance existing debt.

If our internal controls are ineffective, our operating results could be adversely affected.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.

If our estimates or judgments relating to our critical accounting estimates prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, as provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenues and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to sales-related reserves, inventory reserves, hedge accounting for derivatives, income taxes and other contingencies. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class B Common Stock.

Anti-takeover provisions may impair an acquisition of the Company or reduce the price of our common stock.

There are provisions within our articles of incorporation and Oregon law intended to protect shareholder interests by providing the Board of Directors a means to attempt to deny coercive takeover attempts or to negotiate with a potential acquirer in order to obtain more favorable terms. Such provisions include a control share acquisition statute, a freeze-out statute, two classes of stock that vote separately on certain issues, and the fact that holders of Class A Common Stock elect three-quarters of the Board of Directors rounded down to the next whole number. However, such provisions could discourage, delay or prevent an unsolicited merger, acquisition or other change in control of the Company that some shareholders might believe to be in their best interests or in which shareholders might receive a premium for their common stock over the prevailing market price. These provisions could also discourage proxy contests for control of the Company.

We have in the past failed and may in the future fail to meet market expectations, which has caused and could in the future cause the price of our stock to decline.

Our Class B Common Stock is traded publicly, and at any given time various securities analysts follow our financial results and issue reports on us. These reports include information about our historical financial results as well as analysts' opinions of our future performance, which may, in part, be based upon any guidance we have provided. Analysts' estimates are often different from our estimates or expectations. If our operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline (which has happened in the past and could happen in the future). We are currently subject to multiple securities class action and shareholder derivative lawsuits relating to a drop in our stock price and could become involved in additional litigation of this type in the future if our stock price is volatile for any reason. Any litigation could result in reputational damage, substantial costs and a diversion of management's attention and resources needed to successfully run our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

At NIKE, cybersecurity risk management is an important part of our overall risk management efforts. We have cybersecurity processes, technologies and controls in place to aid in our efforts to assess, identify and manage material risks associated with cybersecurity threats. We assess cybersecurity risk at both the board and management levels.

Management's Role in Managing Risk

At the management level, primary responsibility for assessing and managing material risks from cybersecurity threats rests with our Vice President, Corporate Information Security, Risk & Compliance ("VP, CIS"). Our VP, CIS has over two decades of experience in information technology and cybersecurity. The VP, CIS reports to our Chief Information Officer ("CIO") who has significant experience leading technology teams at large public companies and our CIO reports to our Chief Technology Officer.

Our approach to managing cybersecurity risk is informed by the industry-standard National Institute for Standards and Technology Cybersecurity Framework. The VP, CIS has primary responsibility for implementing and overseeing our enterprise-wide cybersecurity strategy, policy, architecture and processes. We use various tools and methodologies to identify and manage cybersecurity risk, including risk assessments and a vulnerability management program that includes periodic penetration testing. We have a third-party cyber risk management program that conducts assessments on third parties who integrate with our data, network, systems and applications. These tools and methodologies inform our remediation activities, which are tracked and reported to senior management.

In addition, our internal audit function periodically conducts independent testing of the overall operations of our cybersecurity program and supporting control frameworks, and reports the results to the Audit & Finance Committee. We also engage third parties to assess our cybersecurity program maturity and to perform audits of portions of our cybersecurity control environment based on risk or where necessary to ensure regulatory compliance.

Our cybersecurity team meets frequently to monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents. In the event of a cybersecurity incident, we have an incident response plan that governs our immediate response including detection, escalation, assessment, management and remediation. As part of incident response, the cybersecurity team will also coordinate with external advisors and other key stakeholders as needed. The cybersecurity team routinely tests this plan across the organization to validate the procedures for appropriately escalating potentially material cybersecurity risks and incidents. Also, we provide an annual, mandatory cybersecurity training program for employees that is intended to help them understand cybersecurity risks and comply with our cybersecurity policies.

Board Oversight

Our Board of Directors has ultimate oversight of cybersecurity risk as part of its risk management oversight responsibilities, including with respect to cybersecurity risk priorities, resource allocation and oversight structures. The Board of Directors receives an update on our cybersecurity program on a quarterly basis, or more frequently as determined to be necessary or advisable. The Board of Directors has delegated risk management oversight responsibility for information security and data protection to the Audit & Finance Committee, which regularly reviews our cybersecurity program and related matters with management and reports to the Board of Directors. Topics discussed at the board level include our approach to cybersecurity risk management, key initiatives, the threat landscape and recent developments and trends. The Board of Directors is aware of the critical nature of managing risks associated with cybersecurity threats and is actively engaged in our cybersecurity risk management strategy.

Risks from Cybersecurity Threats

Even though, to date, cybersecurity risks have not materially affected our business or our results of operations, we face numerous and evolving cybersecurity threats. There can be no assurance that we, or the third parties with which we interact, will not face a cybersecurity incident in the future that will materially affect us. For more information about the cybersecurity risks we face, see the risk factor entitled "We rely significantly on information technology to operate our business, including our supply chain and retail operations, and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business" in Item 1A. Risk Factors.

ITEM 2. PROPERTIES

The following is a summary of principal properties owned or leased by NIKE:

The NIKE World Headquarters, owned by NIKE and located near Beaverton, Oregon, USA, is an approximately 400-acre site consisting of over 40 buildings which, together with adjacent leased properties, functions as our global headquarters and is occupied by approximately 10,500 employees engaged in management, research, design, development, marketing, finance and other administrative functions serving nearly all of our segments. We lease a similar, but smaller, administrative facility in Hilversum, the Netherlands, which serves as the headquarters for our Europe, Middle East & Africa geography and management of certain brand functions for our non-U.S. operations. We also lease an office complex in Shanghai, China, our headquarters for our Greater China geography, occupied by employees focused on implementing our wholesale, NIKE Direct and merchandising strategies in the region, among other functions.

In the United States, NIKE has eight significant distribution centers. Five are located in or near Memphis, Tennessee, two of which are owned and three of which are leased. Two other distribution centers, one located near Indianapolis, Indiana and one located in Dayton, Tennessee, are leased and operated by third-party logistics providers. One distribution center for Converse is located in Ontario, California, which is leased. NIKE has a number of distribution facilities outside the United States, some of which are leased and operated by third-party logistics providers. The most significant distribution facilities outside the United States are located in Laakdal, Belgium; Taicang, China; Tomisato, Japan and Icheon, Korea, all of which we own.

Air Manufacturing Innovation manufactures cushioning components used in footwear at NIKE-owned and leased facilities located near Beaverton, Oregon, and in Dong Nai Province, Vietnam, as well as at NIKE-owned facilities in St. Charles, Missouri.

Aside from the principal properties described above, we lease many offices worldwide for sales and administrative purposes. We lease approximately 1,029 retail stores worldwide, which primarily consist of factory stores. See "United States Market" and "International Markets" for additional information regarding our retail stores. Our leases expire at various dates through the fiscal year 2058.

ITEM 3. LEGAL PROCEEDINGS

We do not believe there are any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which any of our property is the subject. Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

NIKE's Class B Common Stock is listed on the New York Stock Exchange and trades under the symbol NKE. At July 9, 2025, there were 20,485 holders of record of NIKE's Class B Common Stock and 16 holders of record of NIKE's Class A Common Stock. These figures do not include beneficial owners who hold shares in nominee name. The Class A Common Stock is not publicly traded, but each share is convertible upon request of the holder into one share of Class B Common Stock. Refer to our Consolidated Statements of Shareholders' Equity for dividends declared on the Class A and Class B Common Stock.

In June 2022, the Board of Directors approved a four-year, $18 billion share repurchase program. As of May 31, 2025, the Company had repurchased 122.6 million shares at an average price of $98.00 per share for a total approximate cost of $12.0 billion under this program.

All share repurchases were made under NIKE's publicly announced program, and there are no other programs under which the Company repurchases shares. The following table presents a summary of share repurchases made during the quarter ended May 31, 2025:

PERIOD	TOTAL NUMBER OF SHARES PURCHASED		AVERAGE PRICE PAID PER SHARE		APPROXIMATE DOLLAR VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS (IN MILLIONS)
March 1 — March 31, 2025	936,074	$	72.39	$	6,124
April 1 — April 30, 2025	1,189,613	$	56.01	$	6,058
May 1 — May 31, 2025	1,116,872	$	60.77	$	5,990
	3,242,559	**$**	**62.38**		

PERFORMANCE GRAPH

The following graph demonstrates a five-year comparison of cumulative total returns for NIKE's Class B Common Stock; the Standard & Poor's 500 Stock Index; the Dow Jones U.S. Footwear Index; and the Standard & Poor's Apparel, Accessories & Luxury Goods Index. The graph assumes an investment of $100 on May 31, 2020, in each of the indices and our Class B Common Stock. Each of the indices assumes that all dividends were reinvested on the day of issuance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG NIKE, INC.; S&P 500 INDEX; THE DOW JONES U.S. FOOTWEAR INDEX; AND S&P APPAREL, ACCESSORIES & LUXURY GOODS INDEX



The Dow Jones U.S. Footwear Index and the Standard & Poor's Apparel, Accessories & Luxury Goods Index include companies in two major lines of business in which the Company competes. The indices do not encompass all of the Company's competitors, nor all product categories and lines of business in which the Company is engaged. Because NIKE is part of the Dow Jones U.S. Footwear Index, the price and returns of NIKE stock have a substantial effect on this index.

The stock performance shown on the performance graph above is not necessarily indicative of future performance. The Company will not make or endorse any predictions as to future stock performance.

The performance graph above is being furnished solely to accompany this Annual Report pursuant to Item 201(e) of Regulation S-K, is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

NIKE designs, develops, markets and sells athletic footwear, apparel, equipment, accessories and services worldwide. We are the largest seller of athletic footwear and apparel in the world. We sell our products through two distribution channels: NIKE Direct operations, which are comprised of both NIKE-owned retail stores and sales through our digital platforms (also referred to as "NIKE Brand Digital"), and to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives in nearly all countries around the world. Our goal is to deliver value to our shareholders by building a profitable global portfolio of branded footwear, apparel, equipment and accessories.

Our strategy is to achieve sustainable, profitable long-term revenue growth by leading with sport, creating innovative, "must-have" products, building deep personal consumer connections with our brands and delivering compelling consumer experiences through digital platforms and at retail.

FISCAL 2025 FINANCIAL HIGHLIGHTS

- NIKE, Inc. Revenues for fiscal 2025 were $46.3 billion compared to $51.4 billion for fiscal 2024

- NIKE Direct revenues declined 13% from $21.5 billion in fiscal 2024 to $18.8 billion in fiscal 2025, and represented approximately 42% of total NIKE Brand revenues for fiscal 2025

- NIKE Brand wholesale revenues decreased 7% on a reported basis and 6% on a currency-neutral basis

- Gross margin decreased 190 basis points to 42.7%, primarily due to higher discounts, changes in channel mix and higher inventory obsolescence reserves, partially offset by lower product costs

- Inventories as of May 31, 2025 were $7.5 billion, flat compared to the prior year

- We returned $5.3 billion to our shareholders in fiscal 2025 through share repurchases and dividends

- Return on Invested Capital ("ROIC") was 20.2% as of May 31, 2025, compared to 34.9% as of May 31, 2024. ROIC is considered a non-GAAP financial measure, see "Use of Non-GAAP Financial Measures" for additional information.

Our results for fiscal 2025 reflected a decrease in traffic across NIKE Direct and our actions to reduce supply of certain footwear products in the marketplace through increased markdowns across NIKE Direct and discounts and higher sales returns with our wholesale partners, which negatively impacted our Revenues and gross margin.

For discussion related to the results of operations and changes in financial condition for fiscal 2024 compared to fiscal 2023 refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our fiscal 2024 Form 10-K, which was filed with the United States Securities and Exchange Commission on July 25, 2024.

FACTORS IMPACTING OUR BUSINESS

We are navigating through several external factors that create uncertainty and volatility in the operating environment including, but not limited to, geopolitical dynamics, tax regulation, fluctuating foreign exchange rates and new tariffs. As a result of the new tariffs, we expect to incur a material gross incremental increase to Cost of sales. Over the next several quarters, we are taking actions to mitigate the impact of the new tariffs, however for fiscal 2026, we expect a negative impact on gross margin. We will continue to monitor changes to the import and export policies of the U.S. and other countries that could require us to change the way in which we do business. These factors, and any changes to these factors, among others, could have a material adverse impact on consumer behavior and on our future Revenues and overall profitability.

Despite these factors, we are focused on driving distinction within key sports, building a complete product portfolio, creating stories to inspire and emotionally connect with consumers, and elevating and growing the entire marketplace as we continue to take actions across the following areas:

- **Product Management:** Reducing the supply of certain footwear products in the marketplace as we shift to new and innovative products and rebalance the mix of our footwear portfolio.

- **Marketplace Management:** Repositioning NIKE Brand Digital as a full-price platform and reinvesting in wholesale distribution. This includes liquidating inventory through increased markdowns across NIKE Direct, and higher sales returns and discounts with our wholesale partners to reduce inventory and create capacity for new product.

- **Brand Management:** Increasing investment in demand creation including brand marketing and sports marketing to support key product launches and sports moments.

These actions have had, and in the future could have, a negative impact on our Revenues and gross margin as well as higher Demand creation expense. However, we believe these actions will reignite brand momentum and reposition our business to drive long-term shareholder value.

For more information refer to Item 1A Risk Factors, within Part 1, Item 1, Business.

USE OF NON-GAAP FINANCIAL MEASURES

Throughout this Annual Report on Form 10-K, we discuss non-GAAP financial measures, which should be considered in addition to, and not in lieu of, the financial measures calculated and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). References to these measures should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP and may not be comparable to similarly titled measures used by other companies. Management uses these non-GAAP measures when evaluating the Company's performance, including when making financial and operating decisions. Additionally, management believes these non-GAAP financial measures provide investors with additional financial information that should be considered when assessing our underlying business performance and trends.

Earnings Before Interest and Taxes ("EBIT"): Calculated as Net income before Interest expense (income), net and Income tax expense in the Consolidated Statements of Income. Total NIKE, Inc. EBIT for fiscal 2025, 2024 and 2023 are as follows:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2025	2024	2023
Net income	$ 3,219	$ 5,700	$ 5,070
Add: Interest expense (income), net	(107)	(161)	(6)
Add: Income tax expense	666	1,000	1,131
EARNINGS BEFORE INTEREST AND TAXES	**$ 3,778**	**$ 6,539**	**$ 6,195**

EBIT Margin: Calculated as total NIKE, Inc. EBIT divided by total NIKE, Inc. Revenues. Our EBIT Margin calculation for fiscal 2025, 2024 and 2023 are as follows:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2025	2024	2023
Numerator			
Earnings before interest and taxes	$ 3,778	$ 6,539	$ 6,195
Denominator			
Total NIKE, Inc. Revenues	$ 46,309	$ 51,362	$ 51,217
EBIT MARGIN	**8.2%**	**12.7%**	**12.1%**

Return on Invested Capital ("ROIC"): Represents a performance measure that management believes is useful information in understanding the Company's ability to effectively manage invested capital. Our ROIC calculation as of May 31, 2025 and 2024 is as follows:

	FOR THE TRAILING FOUR QUARTERS ENDED	
(Dollars in millions)	MAY 31, 2025	MAY 31, 2024
Numerator		
Net income	$ 3,219	$ 5,700
Add: Interest expense (income), net	(107)	(161)
Add: Income tax expense	666	1,000
Earnings before interest and taxes	3,778	6,539
Income tax adjustment[1]	(645)	(976)
Earnings before interest and after taxes	$ 3,133	$ 5,563

	AVERAGE FOR THE TRAILING FIVE QUARTERS ENDED	
	MAY 31, 2025	MAY 31, 2024
Denominator		
Total debt[2]	$ 11,814	$ 12,110
Add: Shareholders' equity	13,926	14,155
Less: Cash and equivalents and Short-term investments	10,236	10,309
Total invested capital	$ 15,504	$ 15,956
RETURN ON INVESTED CAPITAL	**20.2%**	**34.9%**

(1) *Equals Earnings before interest and taxes multiplied by the effective tax rate as of each of the respective quarter ends.*

(2) *Total debt includes the following: 1) Current portion of long-term debt, 2) Notes Payable, 3) Current portion of operating lease liabilities, 4) Long-term debt and 5) Operating lease liabilities.*

Currency-neutral revenues: Currency-neutral revenues enhance visibility to underlying business trends, excluding the impact of translation arising from foreign currency exchange rate fluctuations. Currency-neutral revenues are calculated using actual exchange rates in use during the comparative prior year period in place of the exchange rates in use during the current period.

COMPARABLE STORE SALES

Comparable store sales: This key metric, which excludes NIKE Brand Digital sales, comprises revenues from NIKE-owned in-line and factory stores for which all three of the following requirements have been met: (1) the store has been open at least one year, (2) square footage has not changed by more than 15% within the past year and (3) the store has not been permanently repositioned within the past year. Comparable store sales represents a performance metric that we believe is useful information for management and investors in understanding the performance of our established NIKE-owned in-line and factory stores. Management considers this metric when making financial and operating decisions. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of this metric may not be comparable to similarly titled metrics used by other companies.

RESULTS OF OPERATIONS

(Dollars in millions, except per share data)	FISCAL 2025	FISCAL 2024	% CHANGE	FISCAL 2023	% CHANGE
Revenues	$ 46,309	$ 51,362	-10%	$ 51,217	0%
Cost of sales	26,519	28,475	-7%	28,925	-2%
Gross profit	19,790	22,887	-14%	22,292	3%
Gross margin	*42.7 %*	*44.6 %*		*43.5 %*	
Demand creation expense	4,689	4,285	9%	4,060	6%
Operating overhead expense	11,399	12,291	-7%	12,317	0%
Total selling and administrative expense	16,088	16,576	-3%	16,377	1%
% of revenues	*34.7 %*	*32.3 %*		*32.0 %*	
Interest expense (income), net	(107)	(161)	—	(6)	—
Other (income) expense, net	(76)	(228)	—	(280)	—
Income before income taxes	3,885	6,700	-42%	6,201	8%
Income tax expense	666	1,000	-33%	1,131	-12%
Effective tax rate	*17.1 %*	*14.9 %*		*18.2 %*	
NET INCOME	**$ 3,219**	**$ 5,700**	**-44%**	**$ 5,070**	**12%**
Diluted earnings per common share	$ 2.16	$ 3.73	-42%	$ 3.23	15%

CONSOLIDATED OPERATING RESULTS

REVENUES

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]
NIKE, Inc. Revenues:							
NIKE Brand Revenues by:							
Footwear	$ 29,510	$ 33,427	-12%	-11%	$ 33,135	1%	1%
Apparel	12,965	13,775	-6%	-5%	13,843	0%	0%
Equipment	2,191	2,075	6%	6%	1,727	20%	20%
Global Brand Divisions[2]	48	45	7%	10%	58	-22%	-25%
TOTAL NIKE BRAND REVENUES	**$ 44,714**	**$ 49,322**	**-9%**	**-9%**	**$ 48,763**	**1%**	**1%**
Converse	1,692	2,082	-19%	-18%	2,427	-14%	-15%
Corporate[3]	(97)	(42)	—	—	27	—	—
TOTAL NIKE, INC. REVENUES	**$ 46,309**	**$ 51,362**	**-10%**	**-9%**	**$ 51,217**	**0%**	**1%**
Supplemental NIKE Brand Revenues Details:							
NIKE Brand Revenues by:							
Sales to Wholesale Customers	$ 25,883	$ 27,758	-7%	-6%	$ 27,397	1%	2%
Sales through NIKE Direct	18,783	21,519	-13%	-12%	21,308	1%	1%
Global Brand Divisions[2]	48	45	7%	10%	58	-22%	-25%
TOTAL NIKE BRAND REVENUES	**$ 44,714**	**$ 49,322**	**-9%**	**-9%**	**$ 48,763**	**1%**	**1%**
Supplemental NIKE Brand Revenue Details:							
NIKE Brand Revenues by:[4]							
Men's	$ 23,216	$ 24,785	-6%	-6%	$ 24,445	1%	2%
Women's	9,719	10,366	-6%	-5%	10,274	1%	2%
Kids'	5,695	6,019	-5%	-5%	5,889	2%	2%
Jordan Brand	7,270	8,701	-16%	-16%	8,460	3%	3%
Others[5]	(1,234)	(594)	-108%	-106%	(363)	-64%	-67%
Global Brand Divisions[2]	48	45	7%	10%	58	-22%	-25%
TOTAL NIKE BRAND REVENUES	**$ 44,714**	**$ 49,322**	**-9%**	**-9%**	**$ 48,763**	**1%**	**1%**

(1) The percent change excluding currency changes represents a non-GAAP financial measure. For additional information, see "Use of Non-GAAP Financial Measures".

(2) Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

(3) Corporate revenues primarily consist of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

(4) Beginning in fiscal 2025, with the continued rollout of a new Enterprise Resource Planning Platform, we have removed the non-GAAP financial measure of wholesale equivalent revenues. There is no change to our reported revenues or gross margin. Prior year amounts have been recast to conform to fiscal 2025 presentation.

(5) Others include products not allocated to Men's, Women's, Kids' and Jordan Brand, as well as certain adjustments that are not allocated to products designated by consumer.

FISCAL 2025 NIKE BRAND REVENUE HIGHLIGHTS

The following tables present NIKE Brand revenues disaggregated by reportable operating segment, distribution channel and major product line:



FISCAL 2025 COMPARED TO FISCAL 2024

- NIKE, Inc. Revenues were $46.3 billion in fiscal 2025 compared to $51.4 billion for fiscal 2024, which decreased 10% and 9% on a reported and currency-neutral basis, respectively. On a currency-neutral basis, the decrease was primarily due to lower revenues in North America, Europe, Middle East & Africa ("EMEA") and Greater China which each decreased NIKE, Inc. Revenues by 4, 3 and 2 percentage points, respectively.

- NIKE Brand revenues, which represented over 90% of NIKE, Inc. Revenues, decreased 9% on both a reported and currency-neutral basis. The decrease, on a currency-neutral basis, was due to lower revenues in Men's, the Jordan Brand, Women's and Kids'.

  - NIKE Brand footwear revenues decreased 11% on a currency-neutral basis. Unit sales of footwear decreased 8%, while lower average selling price ("ASP") per pair reduced footwear revenues by approximately 3 percentage points. Lower ASP per pair was primarily due to higher discounts and changes in channel mix, partially offset by strategic pricing actions.

  - NIKE Brand apparel revenues decreased 5% on a currency-neutral basis. Unit sales of apparel decreased 5%, while ASP per unit was flat as strategic pricing actions were offset by changes in channel mix and higher discounts.

- NIKE Brand wholesale revenues decreased 7% on a reported basis and 6% on a currency-neutral basis, compared to fiscal 2024. The decrease, on a currency-neutral basis, was driven by lower revenues across all geographies.

- NIKE Direct revenues were $18.8 billion in fiscal 2025 compared to $21.5 billion in fiscal 2024. On a currency-neutral basis, NIKE Direct revenues decreased 12% due to declines in NIKE Brand Digital sales of 20% from $12.1 billion in fiscal 2024 to $9.6 billion in fiscal 2025, while NIKE store sales were flat. Comparable store sales decreased 1%. For additional information regarding comparable store sales, including the definition, see "Comparable Store Sales".

GROSS MARGIN

FISCAL 2025 COMPARED TO FISCAL 2024

For fiscal 2025, our consolidated gross profit decreased 14% to $19,790 million compared to $22,887 million for fiscal 2024. Gross margin decreased 190 basis points to 42.7% for fiscal 2025 compared to 44.6% for fiscal 2024 due to the following:



- Lower NIKE Brand ASP (decreasing gross margin approximately 180 basis points), primarily due to higher discounts and changes in channel mix, partially offset by strategic pricing actions;

- Higher other costs (decreasing gross margin approximately 90 basis points), including higher inventory obsolescence reserves;

- Lower gross margin from Converse (decreasing gross margin approximately 20 basis points); and

- Unfavorable changes in net foreign currency exchange rates, including hedges (decreasing gross margin approximately 10 basis points).

This was partially offset by:

- Lower NIKE Brand product costs (increasing gross margin approximately 80 basis points);

- Lower warehousing and logistics costs (increasing gross margin approximately 20 basis points); and

- Restructuring charges in the prior year (increasing gross margin approximately 10 basis points).

TOTAL SELLING AND ADMINISTRATIVE EXPENSE

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	FISCAL 2023	% CHANGE
Demand creation expense[1]	$ 4,689	$ 4,285	9%	$ 4,060	6%
Operating overhead expense[2]	11,399	12,291	-7%	12,317	0%
Total selling and administrative expense	$ 16,088	$ 16,576	-3%	$ 16,377	1%
% of revenues	*34.7%*	*32.3%*	*240 bps*	*32.0%*	*30 bps*

(1) *Demand creation expense consists of brand marketing expense and sports marketing expense. Brand marketing expense includes advertising and promotion costs such as production and media costs, digital marketing expense, brand events and retail brand presentation costs. Sports marketing expense includes expenses related to endorsement contracts, complimentary product and sports marketing events.*

(2) *Operating overhead expense consists primarily of wage and benefit-related expenses and other administrative expenses, such as research and development costs, bad debt expense, rent, depreciation and amortization and costs related to professional services, certain technology investments, meetings and travel.*

FISCAL 2025 COMPARED TO FISCAL 2024

Demand creation expense increased 9%, due to higher brand marketing expense, reflecting investment in key sports events, and higher sports marketing expense. Changes in foreign currency exchange rates did not have a material impact on Demand creation expense.

Operating overhead expense decreased 7%, due to restructuring charges in the prior year, lower wage-related expenses and lower other administrative costs. Changes in foreign currency exchange rates did not have a material impact on Operating overhead expense.

OTHER (INCOME) EXPENSE, NET

(Dollars in millions)	FISCAL 2025	FISCAL 2024	FISCAL 2023
Other (income) expense, net	$ (76)	$ (228)	$ (280)

Other (income) expense, net comprises foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments, as well as unusual or non-operating transactions that are outside the normal course of business.

FISCAL 2025 COMPARED TO FISCAL 2024

Other (income) expense, net decreased from $228 million of other income, net, to $76 million of other income, net, primarily due to a net unfavorable change in foreign currency conversion gains and losses, including hedges.

INCOME TAXES

	FISCAL 2025	FISCAL 2024	% CHANGE	FISCAL 2023	% CHANGE
Effective tax rate	17.1%	14.9%	220 bps	18.2%	(330) bps

FISCAL 2025 COMPARED TO FISCAL 2024

Our effective tax rate was 17.1% for fiscal 2025, compared to 14.9% for fiscal 2024, primarily due to changes in earnings mix, decreased benefits from stock-based compensation and non-recurring one-time benefits in fiscal 2024 including the impact of the delay of the effective date of certain U.S. foreign tax credit regulations. These impacts were partially offset by a one-time, non-cash deferred tax benefit in fiscal 2025 provided by US tax regulations related to foreign currency gains and losses.

On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for NIKE beginning fiscal 2026. We are evaluating the future impact of these tax law changes on our financial statements.

SEGMENT INFORMATION

See Note 15 — Segment Information in the accompanying Notes to the Consolidated Financial Statements for a description of our segments and related information.

The breakdown of Revenues is as follows:

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]
North America	$ 19,572	$ 21,396	-9%	-8%	$ 21,608	-1%	-1%
Europe, Middle East & Africa	12,257	13,607	-10%	-10%	13,418	1%	0%
Greater China	6,586	7,545	-13%	-12%	7,248	4%	8%
Asia Pacific & Latin America	6,251	6,729	-7%	-3%	6,431	5%	5%
Global Brand Divisions[2]	48	45	7%	10%	58	-22%	-25%
TOTAL NIKE BRAND	**$ 44,714**	**$ 49,322**	**-9%**	**-9%**	**$ 48,763**	**1%**	**1%**
Converse	1,692	2,082	-19%	-18%	2,427	-14%	-15%
Corporate[3]	(97)	(42)	—	—	27	—	—
TOTAL NIKE, INC. REVENUES	**$ 46,309**	**$ 51,362**	**-10%**	**-9%**	**$ 51,217**	**0%**	**1%**

(1) The percent change excluding currency changes represents a non-GAAP financial measure. For additional information, see "Use of Non-GAAP Financial Measures".

(2) Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

(3) Corporate revenues primarily consist of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

The primary financial measure used by the Company to evaluate performance of its segments is EBIT. For additional information on our segments, refer to Note 15 — Segment Information in the accompanying Notes to the Consolidated Financial Statements.

The breakdown of EBIT is as follows:

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	FISCAL 2023	% CHANGE
North America	$ 4,735	$ 5,822	-19%	$ 5,454	7%
Europe, Middle East & Africa	2,575	3,388	-24%	3,531	-4%
Greater China	1,602	2,309	-31%	2,283	1%
Asia Pacific & Latin America	1,527	1,885	-19%	1,932	-2%
Global Brand Divisions	(4,699)	(4,720)	0%	(4,841)	2%
TOTAL NIKE BRAND[1]	**$ 5,740**	**$ 8,684**	**-34%**	**$ 8,359**	**4%**
Converse	240	474	-49%	676	-30%
Corporate	(2,202)	(2,619)	16%	(2,840)	8%
TOTAL NIKE, INC. EARNINGS BEFORE INTEREST AND TAXES[1]	**$ 3,778**	**$ 6,539**	**-42%**	**$ 6,195**	**6%**
EBIT margin[1]	*8.2 %*	*12.7 %*		*12.1 %*	
Interest expense (income), net	(107)	(161)	—	(6)	—
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES	**$ 3,885**	**$ 6,700**	**-42%**	**$ 6,201**	**8%**

(1) Total NIKE Brand EBIT, Total NIKE, Inc. EBIT and EBIT Margin represent non-GAAP financial measures. See "Use of Non-GAAP Financial Measures" for additional information.

NORTH AMERICA

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 12,684	$ 14,537	-13%	-13%	$ 14,897	-2%	-2%
Apparel	5,837	5,953	-2%	-2%	5,947	0%	0%
Equipment	1,051	906	16%	16%	764	19%	19%
TOTAL REVENUES	**$ 19,572**	**$ 21,396**	**-9%**	**-8%**	**$ 21,608**	**-1%**	**-1%**
Revenues by:							
Sales to Wholesale Customers	$ 10,484	$ 11,004	-5%	-5%	$ 11,273	-2%	-2%
Sales through NIKE Direct	9,088	10,392	-13%	-12%	10,335	1%	1%
TOTAL REVENUES	**$ 19,572**	**$ 21,396**	**-9%**	**-8%**	**$ 21,608**	**-1%**	**-1%**
Cost of Sales	11,056	11,899	-7%		12,497	-5%	
Gross profit	8,516	9,497	-10%		9,111	4%	
Gross margin	*43.5%*	*44.4%*	*-90 bps*		*42.2%*	*220 bps*	
Demand creation expense	1,633	1,495	9%		1,455	3%	
Operating overhead expense	2,150	2,189	-2%		2,207	-1%	
Total selling and administrative expense	3,783	3,684	3%		3,662	1%	
Other segment items	(2)	(9)	—		(5)	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 4,735**	**$ 5,822**	**-19%**		**$ 5,454**	**7%**	

FISCAL 2025 COMPARED TO FISCAL 2024

- North America revenues decreased 8% on a currency-neutral basis primarily due to lower revenues in the Jordan Brand, Men's and Women's. Wholesale revenues decreased 5%. NIKE Direct revenues decreased 12% due to declines in digital sales of 19% and store sales of 1%. Comparable store sales decreased 1%.

- Footwear revenues decreased 13% on a currency-neutral basis. Unit sales of footwear decreased 10%, while lower ASP per pair reduced footwear revenues by approximately 3 percentage points. Lower ASP per pair was primarily due to higher discounts and changes in channel mix, partially offset by product mix.

- Apparel revenues decreased 2% on a currency-neutral basis. Unit sales of apparel decreased 1%, while lower ASP per unit reduced apparel revenues by approximately 1 percentage point. Lower ASP per unit was primarily due to higher discounts and changes in channel mix, partially offset by product mix.

Reported EBIT decreased 19% reflecting lower revenues and the following:

- Gross margin contraction of 90 basis points primarily due to lower ASP and higher inventory obsolescence reserves, partially offset by lower product costs. Lower ASP primarily reflects higher discounts and changes in channel mix.

- Demand creation expense increased 9% primarily due to higher brand marketing expense, reflecting investment in key sports events.

- Operating overhead expense decreased 2% due to lower wage-related expenses and lower other administrative costs.

EUROPE, MIDDLE EAST & AFRICA

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 7,569	$ 8,473	-11%	-10%	$ 8,260	3%	1%
Apparel	3,971	4,380	-9%	-9%	4,566	-4%	-6%
Equipment	717	754	-5%	-5%	592	27%	24%
TOTAL REVENUES	**$ 12,257**	**$ 13,607**	**-10%**	**-10%**	**$ 13,418**	**1%**	**0%**
Revenues by:							
Sales to Wholesale Customers	$ 8,022	$ 8,562	-6%	-6%	$ 8,522	0%	0%
Sales through NIKE Direct	4,235	5,045	-16%	-16%	4,896	3%	0%
TOTAL REVENUES	**$ 12,257**	**$ 13,607**	**-10%**	**-10%**	**$ 13,418**	**1%**	**0%**
Cost of Sales	6,967	7,589	-8%		7,340	3%	
Gross profit	5,290	6,018	-12%		6,078	-1%	
Gross margin	*43.2%*	*44.2%*	*-100 bps*		*45.3%*	*-110 bps*	
Demand creation expense	1,222	1,114	10%		1,050	6%	
Operating overhead expense	1,479	1,517	-3%		1,500	1%	
Total selling and administrative expense	2,701	2,631	3%		2,550	3%	
Other segment items	14	(1)	—		(3)	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 2,575**	**$ 3,388**	**-24%**		**$ 3,531**	**-4%**	

FISCAL 2025 COMPARED TO FISCAL 2024

- EMEA revenues decreased 10% on a currency-neutral basis due to lower revenues in Men's, the Jordan Brand, Kids' and Women's. Wholesale revenues decreased 6%. NIKE Direct revenues decreased 16% due to a decline in digital sales of 30%, partially offset by an increase in store sales of 5%. Comparable store sales increased 5%.

- Footwear revenues decreased 10% on a currency-neutral basis. Unit sales of footwear decreased 8%, while lower ASP per pair reduced footwear revenues by approximately 2 percentage points. Lower ASP per pair was primarily due to changes in channel mix and higher discounts, partially offset by strategic pricing actions and product mix.

- Apparel revenues decreased 9% on a currency-neutral basis. Unit sales of apparel decreased 6%, while lower ASP per unit reduced apparel revenues by approximately 3 percentage points. Lower ASP per unit was primarily due to changes in channel mix, product mix and higher discounts.

Reported EBIT decreased 24% reflecting lower revenues and the following:

- Gross margin contraction of 100 basis points primarily due to lower ASP, partially offset by lower warehousing, logistics and product costs. Lower ASP primarily reflects changes in channel mix and higher discounts, partially offset by strategic pricing actions.

- Demand creation expense increased 10% primarily due to higher brand marketing expense, reflecting investment in key sports events, and higher sports marketing expense.

- Operating overhead expense decreased 3% primarily due to lower wage-related expenses.

GREATER CHINA

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 4,805	$ 5,552	-13%	-13%	$ 5,435	2%	6%
Apparel	1,616	1,828	-12%	-12%	1,666	10%	14%
Equipment	165	165	0%	1%	147	12%	17%
TOTAL REVENUES	**$ 6,586**	**$ 7,545**	**-13%**	**-12%**	**$ 7,248**	**4%**	**8%**
Revenues by:							
Sales to Wholesale Customers	$ 3,699	$ 4,262	-13%	-13%	$ 3,866	10%	15%
Sales through NIKE Direct	2,887	3,283	-12%	-12%	3,382	-3%	1%
TOTAL REVENUES	**$ 6,586**	**$ 7,545**	**-13%**	**-12%**	**$ 7,248**	**4%**	**8%**
Cost of Sales	3,558	3,761	-5%		3,552	6%	
Gross profit	3,028	3,784	-20%		3,696	2%	
Gross margin	*46.0%*	*50.2%*	*-420 bps*		*51.0%*	*-80 bps*	
Demand creation expense	529	519	2%		499	4%	
Operating overhead expense	973	1,019	-5%		1,012	1%	
Total selling and administrative expense	1,502	1,538	-2%		1,511	2%	
Other segment items	(76)	(63)	—		(98)	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 1,602**	**$ 2,309**	**-31%**		**$ 2,283**	**1%**	

FISCAL 2025 COMPARED TO FISCAL 2024

• Greater China revenues decreased 12% on a currency-neutral basis due to lower revenues in Men's, the Jordan Brand, Women's and Kids'. Wholesale revenues decreased 13%. NIKE Direct revenues decreased 12% due to declines in digital sales of 22% and store sales of 6%. Comparable store sales decreased 7%.

• Footwear revenues decreased 13% on a currency-neutral basis. Unit sales of footwear decreased 11%, while lower ASP per pair reduced footwear revenues by approximately 2 percentage points. Lower ASP per pair was primarily due to higher discounts and changes in channel mix, partially offset by strategic pricing actions.

• Apparel revenues decreased 12% on a currency-neutral basis. Unit sales of apparel decreased 17%, while higher ASP per unit contributed approximately 5 percentage points of apparel revenue growth. Higher ASP per unit was primarily due to strategic pricing actions, partially offset by higher discounts.

Reported EBIT decreased 31% reflecting lower revenues and the following:

• Gross margin contraction of approximately 420 basis points, primarily due to unfavorable changes in standard foreign currency exchange rates and higher inventory obsolescence reserves, partially offset by higher ASP. Higher ASP primarily reflects strategic pricing actions, partially offset by higher discounts.

• Demand creation expense increased 2% primarily due to higher sports marketing expense and higher brand marketing expense.

• Operating overhead expense decreased 5% primarily due to lower wage-related expenses and lower other administrative costs.

ASIA PACIFIC & LATIN AMERICA

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 4,452	$ 4,865	-8%	-4%	$ 4,543	7%	7%
Apparel	1,541	1,614	-5%	-1%	1,664	-3%	-2%
Equipment	258	250	3%	7%	224	12%	12%
TOTAL REVENUES	**$ 6,251**	**$ 6,729**	**-7%**	**-3%**	**$ 6,431**	**5%**	**5%**
Revenues by:							
Sales to Wholesale Customers	$ 3,678	$ 3,930	-6%	-3%	$ 3,736	5%	6%
Sales through NIKE Direct	2,573	2,799	-8%	-3%	2,695	4%	4%
TOTAL REVENUES	**$ 6,251**	**$ 6,729**	**-7%**	**-3%**	**$ 6,431**	**5%**	**5%**
Cost of Sales	3,502	3,639	-4%		3,337	9%	
Gross profit	2,749	3,090	-11%		3,094	0%	
Gross margin	*44.0%*	*45.9%*	*-190 bps*		*48.1%*	*-220 bps*	
Demand creation expense	421	407	3%		373	9%	
Operating overhead expense	804	801	0%		789	2%	
Total selling and administrative expense	1,225	1,208	1%		1,162	4%	
Other segment items	(3)	(3)	—		—	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 1,527**	**$ 1,885**	**-19%**		**$ 1,932**	**-2%**	

FISCAL 2025 COMPARED TO FISCAL 2024

- Asia Pacific & Latin America ("APLA") revenues decreased 3% on a currency-neutral basis primarily due to lower revenues in Southeast Asia & India and Korea, partially offset by higher revenues in Mexico. Revenues decreased primarily due to lower revenues in the Jordan Brand and Men's. Wholesale revenues decreased 3%. NIKE Direct revenues decreased 3% due to a decline in digital sales of 9%, partially offset by an increase in store sales of 4%. Comparable store sales increased 1%.

- Footwear revenues decreased 4% on a currency-neutral basis. Unit sales of footwear decreased 2%, while lower ASP per pair reduced footwear revenues by approximately 2 percentage points. Lower ASP per pair was primarily due to higher discounts and changes in channel mix.

- Apparel revenues decreased 1% on a currency-neutral basis. Unit sales of apparel decreased 3%, while higher ASP per unit contributed approximately 2 percentage points of apparel revenue growth. Higher ASP per unit was primarily due to strategic pricing actions, partially offset by higher discounts.

Reported EBIT decreased 19% reflecting lower revenues and the following:

- Gross margin contraction of approximately 190 basis points primarily due to unfavorable changes in standard foreign currency exchange rates, lower ASP and higher warehousing and logistics costs. Lower ASP reflects product mix, higher discounts and changes in channel mix, partially offset by strategic pricing actions.

- Demand creation expense increased 3%, due to higher brand marketing expense and higher sports marketing expense, partially offset by favorable changes in foreign currency exchange rates.

- Operating overhead expense was flat due to higher wage-related expenses and higher other administrative costs, offset by favorable changes in foreign currency exchange rates.

GLOBAL BRAND DIVISIONS

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	FISCAL 2023	% CHANGE
Revenues	$ 48	$ 45	7%	$ 58	-22%
Cost of Sales	634	602	5%	516	17%
Gross profit	(586)	(557)	-5%	(458)	-22%
Demand creation expense	716	596	20%	511	17%
Operating overhead expense	3,401	3,534	-4%	3,881	-9%
Total selling and administrative expense	4,117	4,130	0%	4,392	-6%
Other segment items	(4)	33	—	(9)	—
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	**$ (4,699)**	**$ (4,720)**	**0%**	**$ (4,841)**	**2%**

Global Brand Divisions primarily represents costs, including product creation and design expenses, that are centrally managed for the NIKE Brand, as well as costs associated with NIKE Direct global digital operations and enterprise technology. Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

FISCAL 2025 COMPARED TO FISCAL 2024

Global Brand Divisions' loss before interest and taxes was flat primarily due to lower Operating overhead expense, offset by higher Demand creation expense. Lower Operating overhead expense was primarily due to lower wage-related expenses. Higher Demand creation expense was primarily due to higher brand marketing expense and higher sports marketing expense.

CONVERSE

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 1,457	$ 1,800	-19%	-19%	$ 2,155	-16%	-17%
Apparel	80	93	-14%	-14%	90	3%	4%
Equipment	32	37	-14%	-14%	28	32%	34%
Other	123	152	-19%	-20%	154	-1%	-2%
TOTAL REVENUES	**$ 1,692**	**$ 2,082**	**-19%**	**-18%**	**$ 2,427**	**-14%**	**-15%**
Revenues by:							
Sales to Wholesale Customers	$ 875	$ 1,098	-20%	-20%	$ 1,299	-15%	-16%
Sales through Direct to Consumer	694	832	-17%	-17%	974	-15%	-14%
Other[1]	123	152	-19%	-19%	154	-1%	-2%
TOTAL REVENUES	**$ 1,692**	**$ 2,082**	**-19%**	**-18%**	**$ 2,427**	**-14%**	**-15%**
Cost of sales	868	989	-12%		1,121	-12%	
Gross profit	824	1,093	-25%		1,306	-16%	
Gross margin	*48.7%*	*52.5%*	*-380 bps*		*53.8%*	*-130 bps*	
Demand Creation Expense	156	140	11%		138	1%	
Operating overhead expense	430	485	-11%		499	-3%	
Total selling and administrative expense	586	625	-6%		637	-2%	
Other segment items	(2)	(6)	—		(7)	—	
EARNINGS BEFORE INTEREST AND TAXES	**$ 240**	**$ 474**	**-49%**		**$ 676**	**-30%**	

(1) Other revenues consist of territories serviced by third-party licensees who pay royalties to Converse for the use of its registered trademarks and other intellectual property rights. We do not own the Converse trademarks in Japan and accordingly do not earn revenues in Japan.

FISCAL 2025 COMPARED TO FISCAL 2024

- Converse revenues decreased 18% on a currency-neutral basis driven by revenue declines across all territories. Unit sales decreased 12%, while lower ASP reduced revenues by approximately 6 percentage points. Lower ASP per unit primarily reflects higher discounts in direct to consumer.
- Wholesale revenues decreased 20% on a currency-neutral basis, as declines in Western Europe and Asia were partially offset by growth in North America.
- Direct to consumer revenues decreased 17% on a currency-neutral basis due to reduced traffic in all territories and lower ASP due to higher discounts.

Reported EBIT decreased 49% reflecting lower revenues and the following:

- Gross margin contraction of approximately 380 basis points due to lower ASP and higher warehousing and logistics costs, partially offset by lower product costs. Lower ASP primarily reflects higher discounts.
- Demand creation expense increased 11% primarily due to higher brand marketing expense.
- Operating overhead expense decreased 11% primarily due to lower wage-related expenses and lower other administrative costs.

CORPORATE

(Dollars in millions)	FISCAL 2025	FISCAL 2024	% CHANGE	FISCAL 2023	% CHANGE
Revenues	$ (97)	$ (42)	—	$ 27	—
Cost of Sales	(66)	(4)	—	562	—
Gross profit	(31)	(38)	—	(535)	—
Demand creation expense	12	14	-14%	34	-59%
Operating overhead expense	2,162	2,746	-21%	2,429	13%
Total selling and administrative expense	2,174	2,760	-21%	2,463	12%
Other segment items	(3)	(179)	—	(158)	—
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	**$ (2,202)**	**$ (2,619)**	**16%**	**$ (2,840)**	**8%**

Corporate primarily consists of unallocated general and administrative expenses, including expenses associated with centrally managed departments; depreciation and amortization related to our corporate headquarters; unallocated insurance, benefit and compensation programs, including stock-based compensation; and certain foreign currency gains and losses.

Corporate revenues primarily consist of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

In addition to the foreign currency gains and losses recognized in Corporate revenues, foreign currency results in Corporate include gains and losses resulting from the difference between actual foreign currency exchange rates and standard rates used to record non-functional currency denominated product purchases within the NIKE Brand geographic operating segments and Converse; related foreign currency hedge results; conversion gains and losses arising from remeasurement of monetary assets and liabilities in non-functional currencies; and certain other foreign currency derivative instruments.

FISCAL 2025 COMPARED TO FISCAL 2024

Corporate's loss before interest and taxes decreased $417 million, primarily due to the following:

- a favorable change of $443 million related to restructuring charges in the prior year, $379 million reported as a component of consolidated Operating overhead expense and $64 million reported as a component of consolidated Gross profit;
- a favorable change of $205 million primarily related to lower wage-related expenses and lower other administrative costs, reported as a component of consolidated Operating overhead expense;
- an unfavorable change of $92 million related to the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments, reported as a component of consolidated Other (income) expense, net; and
- an unfavorable change in net foreign currency gains and losses of $88 million related to the difference between actual foreign currency exchange rates and standard foreign currency exchange rates assigned to the NIKE Brand geographic operating segments and Converse, net of hedge gains and losses; these results are reported as a component of consolidated Gross profit.

FOREIGN CURRENCY EXPOSURES AND HEDGING PRACTICES

OVERVIEW

As a global company with significant operations outside the United States, in the normal course of business we are exposed to risk arising from changes in currency exchange rates. Our primary foreign currency exposures arise from the recording of transactions denominated in non-functional currencies and the translation of foreign currency denominated results of operations, financial position and cash flows into U.S. Dollars.

Our foreign exchange risk management program is intended to lessen both the positive and negative effects of currency fluctuations on our consolidated results of operations, financial position and cash flows. We manage global foreign exchange risk centrally on a portfolio basis to address those risks material to NIKE, Inc. We manage these exposures by taking advantage of natural offsets and currency correlations existing within the portfolio and, where practical and material, by hedging a portion of the remaining exposures using derivative instruments such as forward contracts and options. As described below, the implementation of the NIKE Trading Company ("NTC") and our foreign currency adjustment program enhanced our ability to manage our foreign exchange risk by increasing the natural offsets and currency correlation benefits existing within our portfolio of foreign exchange exposures. Our hedging policy is designed to partially or entirely offset the impact of exchange rate changes on the underlying net exposures being hedged. Where exposures are hedged, our program has the effect of delaying the impact of exchange rate movements on our Consolidated Financial Statements; the length of the delay is dependent upon hedge horizons. We do not hold or issue derivative instruments for trading or speculative purposes.

Refer to Note 4 — Fair Value Measurements and Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional description of outstanding derivatives at each reported period end.

TRANSACTIONAL EXPOSURES

We conduct business in various currencies and have transactions which subject us to foreign currency risk. Our most significant transactional foreign currency exposures are:

- Product Costs — NIKE's product costs are exposed to fluctuations in foreign currencies in the following ways:

  1. Product purchases denominated in currencies other than the functional currency of the transacting entity:

     a. Certain NIKE entities purchase product from the NTC, a wholly-owned sourcing hub that buys NIKE branded products from third-party factories, predominantly in U.S. Dollars. The NTC, whose functional currency is the U.S. Dollar, then sells the products to NIKE entities in their respective functional currencies. NTC sales to a NIKE entity with a different functional currency results in a foreign currency exposure for the NTC.

     b. Other NIKE entities purchase product directly from third-party factories predominantly in U.S. Dollars. These purchases generate a foreign currency exposure for those NIKE entities with a functional currency other than the U.S. Dollar.

     In both purchasing scenarios, a weaker U.S. Dollar reduces inventory costs incurred by NIKE whereas a stronger U.S. Dollar increases its cost.

  2. Factory input costs: NIKE operates a foreign currency adjustment program with certain factories. The program is designed to more effectively manage foreign currency risk by assuming certain of the factories' foreign currency exposures, some of which are natural offsets to our existing foreign currency exposures. Under this program, our payments to these factories are adjusted for rate fluctuations in the basket of currencies ("factory currency exposure index") in which the labor, materials and overhead costs incurred by the factories in the production of NIKE branded products ("factory input costs") are denominated.

     As an offset to the impacts of the fluctuating U.S. Dollar on our non-functional currency denominated product purchases described above, a strengthening U.S. Dollar against the foreign currencies within the factory currency exposure indices reduces NIKE's U.S. Dollar inventory cost. Conversely, a weakening U.S. Dollar against the indexed foreign currencies increases our inventory cost.

- Non-Functional Currency Denominated External Sales — A portion of our NIKE Brand and Converse revenues associated with European operations are earned in currencies other than the Euro (e.g., the British Pound) but are recognized at a subsidiary that uses the Euro as its functional currency. These sales generate a foreign currency exposure.

- Other Costs — Non-functional currency denominated costs, such as endorsement contracts, also generate foreign currency risk, though to a lesser extent.

- Non-Functional Currency Denominated Monetary Assets and Liabilities — Our global subsidiaries have various assets and liabilities, primarily receivables and payables, including intercompany receivables and payables, denominated in currencies other than their functional currencies. These balance sheet items are subject to remeasurement which may create fluctuations in Other (income) expense, net within our Consolidated Statements of Income.

MANAGING TRANSACTIONAL EXPOSURES

Transactional exposures are managed on a portfolio basis within our foreign currency risk management program. We manage these exposures by taking advantage of natural offsets and currency correlations that exist within the portfolio and may also elect to use currency forward and option contracts to hedge the remaining effect of exchange rate fluctuations on probable forecasted future cash flows, including certain product cost exposures, non-functional currency denominated external sales and other costs described above. Generally, these are accounted for as cash flow hedges.

Certain currency forward contracts used to manage the foreign exchange exposure of non-functional currency denominated monetary assets and liabilities subject to remeasurement are not formally designated as hedging instruments. Accordingly, changes in fair value of these instruments are recognized in Other (income) expense, net and are intended to offset the foreign currency impact of the remeasurement of the related non-functional currency denominated asset or liability being hedged.

TRANSLATIONAL EXPOSURES

Many of our foreign subsidiaries operate in functional currencies other than the U.S. Dollar. Fluctuations in currency exchange rates create volatility in our reported results as we are required to translate the balance sheets, operational results and cash flows of these subsidiaries into U.S. Dollars for consolidated reporting. The translation of foreign subsidiaries' non-U.S. Dollar denominated balance sheets into U.S. Dollars for consolidated reporting results in a cumulative translation adjustment to Accumulated other comprehensive income (loss) within Shareholders' equity. In the translation of our Consolidated Statements of Income, a weaker U.S. Dollar in relation to foreign functional currencies benefits our consolidated earnings whereas a stronger U.S. Dollar reduces our consolidated earnings. The impact of foreign exchange rate fluctuations on the translation of our consolidated Revenues was a detriment of approximately $419 million for the year ended May 31, 2025. The impact of foreign exchange rate fluctuations on the translation of our Income before income taxes was a detriment of approximately $97 million for the year ended May 31, 2025.

MANAGING TRANSLATIONAL EXPOSURES

To minimize the impact of translating foreign currency denominated revenues and expenses into U.S. Dollars for consolidated reporting, certain foreign subsidiaries use excess cash to purchase U.S. Dollar denominated available-for-sale investments. The variable future cash flows associated with the purchase and subsequent sale of these U.S. Dollar denominated investments at non-U.S. Dollar functional currency subsidiaries creates a foreign currency exposure that qualifies for hedge accounting under U.S. GAAP. We utilize forward contracts and/or options to mitigate the variability of the forecasted future purchases and sales of these U.S. Dollar investments. The combination of the purchase and sale of the U.S. Dollar investment and the hedging instrument has the effect of partially offsetting the year-over-year foreign currency translation impact on net earnings in the period the investments are sold. Hedges of the purchase of U.S. Dollar denominated available-for-sale investments are accounted for as cash flow hedges.

We estimate the combination of translation of foreign currency-denominated profits from our international businesses and the year-over-year change in foreign currency related gains and losses included in Other (income) expense, net had an unfavorable impact of approximately $188 million on our Income before income taxes for the year ended May 31, 2025.

NET INVESTMENTS IN FOREIGN SUBSIDIARIES

We are also exposed to the impact of foreign exchange fluctuations on our investments in wholly-owned foreign subsidiaries denominated in a currency other than the U.S. Dollar, which could adversely impact the U.S. Dollar value of these investments and therefore the value of future repatriated earnings. We have, in the past, hedged and may, in the future, hedge net investment positions in certain foreign subsidiaries to mitigate the effects of foreign exchange fluctuations on these net investments. These hedges are accounted for as net investment hedges in accordance with U.S. GAAP. There were no outstanding net investment hedges as of May 31, 2025 and 2024. There were no cash flows from net investment hedge settlements for the years ended May 31, 2025, 2024 and 2023.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW ACTIVITY

(Dollars in millions)	FISCAL 2025	FISCAL 2024	$ CHANGE
Cash provided (used by):			
Operating activities	$ 3,698	$ 7,429	$ (3,731)
Investing activities	(275)	894	(1,169)
Financing activities	(5,820)	(5,888)	68
Effect of exchange rate changes on cash and equivalents	1	(16)	17
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	$ (2,396)	$ 2,419	$ (4,815)

Cash provided by operating activities decreased $3,731 million. This was driven by a decrease of $2,228 million in Net income, adjusted for non-cash items, and changes in certain working capital components and other assets and liabilities, which decreased $1,503 million. The change in working capital was impacted by changes to Inventories, primarily due to reduced inventory purchases in the prior year as well as unfavorable changes in standard foreign currency exchange rates in the current year.

Cash used by investing activities increased $1,169 million, from an inflow in fiscal 2024 to an outflow in fiscal 2025, primarily driven by the net change in short-term investments (including sales, maturities and purchases).

Cash used by financing activities decreased $68 million, primarily driven by lower share repurchases, largely offset by a $1.0 billion bond repayment and slightly higher dividend payments.

In fiscal 2025, we purchased a total of 37.6 million shares of NIKE's Class B Common Stock for $3.0 billion (an average price of $78.50 per share) under the four-year, $18 billion share repurchase plan authorized by the Board of Directors in June 2022. As of May 31, 2025, we had repurchased 122.6 million shares at a cost of approximately $12.0 billion (an average price of $98.00 per share) under this program. We have moderated, and intend to continue moderating, share repurchases. The timing and the amount of share repurchases will be dictated by our liquidity, capital needs and operating cash flows. We continue to expect funding of share repurchases from operating cash flows and excess cash.

CAPITAL RESOURCES

On July 21, 2022, we filed a shelf registration statement (the "Shelf") with the U.S. Securities and Exchange Commission (the "SEC") which permits us to issue an unlimited amount of debt securities from time to time. The Shelf expires on July 21, 2025, and we plan to file a new shelf registration with the SEC in July 2025.

On March 7, 2025, we entered into a 364-day committed credit facility agreement with a syndicate of banks which provides for up to $1 billion of borrowings, with the option to increase borrowings up to $1.5 billion in total with lender approval. The facility matures on March 6, 2026, with an option to extend the maturity date an additional 364 days. This facility replaces the prior $1 billion 364-day credit facility agreement entered into on March 8, 2024, which matured on March 7, 2025. Refer to Note 5 — Short-Term Borrowings and Credit Lines for additional information.

On March 7, 2025, we entered into a five-year committed credit facility agreement with a syndicate of banks which provides for up to $2 billion of borrowings, with the option to increase borrowings up to $3 billion in total with lender approval. The facility matures on March 7, 2030, with options to extend the maturity date up to an additional two years. This facility replaces the prior $2 billion five-year credit facility agreement entered into on March 11, 2022, which would have matured on March 11, 2027. Refer to Note 5 — Short-Term Borrowings and Credit Lines for additional information.

We currently have long-term debt ratings of A+ and A1 from Standard and Poor's Corporation and Moody's Investor Services, respectively. As it relates to our committed credit facilities entered into on March 7, 2025, if our long-term debt ratings were to decline, the facility fees and interest rates would increase. Conversely, if our long-term debt ratings were to improve, the facility fees and interest rates would decrease. In July 2025, Standard and Poor's Corporation downgraded our debt rating from AA- to A+, and, as a result, our facility fees and interest rates will increase compared to what they were prior to the downgrade. Refer to Note 5 — Short-Term Borrowings and Credit Lines for additional information. Changes in our long-term debt ratings would not trigger acceleration of maturity of any then-outstanding borrowings or any future borrowings under the committed credit facilities. Under these facilities, we have agreed to various covenants. These covenants include limits on the disposal of assets and the amount of debt secured by liens we may incur. In the event we were to have any borrowings outstanding under these facilities, failed to meet any covenant and were unable to obtain a waiver from a majority of the banks in the applicable syndicate, any borrowings would become immediately due and payable. As of May 31, 2025, we were in full compliance with each of these covenants, and we believe it is unlikely we will fail to meet any of these covenants in the foreseeable future.

Liquidity is also provided by our $3 billion commercial paper program. As of and for the fiscal years ended May 31, 2025 and 2024, we did not have any borrowings outstanding under our $3 billion program. We may issue commercial paper or other debt securities depending on general corporate needs.

To date, we have not experienced difficulty accessing the capital or credit markets; however, future volatility may increase costs associated with issuing commercial paper or other debt instruments or affect our ability to access those markets.

As of May 31, 2025, we had Cash and equivalents and Short-term investments totaling $9.2 billion, primarily consisting of commercial paper, corporate notes, deposits held at major banks, money market funds, U.S. Treasury obligations and other investment grade fixed-income securities. Our fixed-income investments are exposed to both credit and interest rate risk. All of our investments are investment grade to minimize our credit risk. While individual securities have varying durations, as of May 31, 2025, the weighted-average days to maturity of our cash equivalents and short-term investments portfolio was 96 days.

We believe that existing Cash and equivalents, Short-term investments and cash generated by operations, together with access to external sources of funds as described above, will be sufficient to meet our domestic and foreign capital needs for the next twelve months and beyond.

Our material cash requirements as of May 31, 2025, were as follows:

- Debt Obligations — Refer to Note 5 — Short-Term Borrowings and Credit Lines and Note 6 — Long-Term Debt in the accompanying Notes to the Consolidated Financial Statements for additional information.

- Operating Leases — Refer to Note 17 — Leases in the accompanying Notes to the Consolidated Financial Statements for additional information.

- Endorsement Contracts — As of May 31, 2025, we had endorsement contract obligations, including associated marketing commitments, of $16.2 billion, with $1.6 billion payable within 12 months, primarily representing approximate amounts of base compensation and minimum guaranteed royalty fees we are obligated to pay athlete, public figure, sport team and league endorsers of our products. Actual payments under some contracts may be higher than these amounts as these contracts provide for bonuses to be paid to the endorsers based upon athletic achievements and/or royalties on product sales in future periods. Actual payments under some contracts may also be lower as these contracts include provisions for reduced payments if athletic performance declines in future periods. In addition to the cash payments, we are obligated to furnish our endorsers with NIKE product for their use. It is not possible to determine how much we will spend on this product on an annual basis as the amount of product provided to the endorsers will depend on many factors and the contracts generally do not stipulate a minimum amount of cash to be spent on the product.

- Product Purchase Obligations — As of May 31, 2025, we had product purchase obligations of $7.9 billion, all of which are payable within the next 12 months. Product purchase obligations represent agreements (including open purchase orders) to purchase products in the ordinary course of business that are enforceable and legally binding and specify all significant terms. We generally order product at least four to five months in advance of sale based primarily on advanced orders received from external wholesale customers and internal orders from our direct to consumer operations. In some cases, prices are subject to change throughout the production process.

- Other Purchase Obligations — As of May 31, 2025, we had $3.1 billion of other purchase obligations, with $1.9 billion payable within the next 12 months. Other purchase obligations primarily include technology investments, construction, service and marketing commitments made in the ordinary course of business. The amounts represent the minimum payments required by legally binding contracts and agreements that specify all significant terms, and may include open purchase orders for non-product purchases.

As of May 31, 2025, we had approximately $260 million in estimated future income tax obligations payable within 12 months related to expected resolution with the Internal Revenue Service of certain U.S. federal income tax matters for fiscal years 2017 through 2019 related to transfer pricing adjustments, research and development credits and other items.

As a part of the transition tax related to the Tax Cuts and Jobs Act, as of May 31, 2025, we had $268 million in estimated future cash payments payable within the next 12 months. These amounts represent the transition tax on deemed repatriation of undistributed earnings of foreign subsidiaries, which are reflected net of foreign tax credits we utilized.

In addition to the above, we have long-term obligations for uncertain tax positions and various post-retirement benefits for which we are not able to reasonably estimate when cash payments will occur. Refer to Note 7 — Income Taxes and Note 11 — Benefit Plans in the accompanying Notes to the Consolidated Financial Statements for additional information related to uncertain tax positions and post-retirement benefits, respectively.

Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information related to our off-balance sheet arrangements, bank guarantees and letters of credit.

OFF-BALANCE SHEET ARRANGEMENTS

As of May 31, 2025, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our current and future financial condition, results of operations, liquidity, capital expenditures or capital resources. In connection with various contracts and agreements, we routinely provide indemnification relating to the enforceability of intellectual property rights, coverage for legal issues that arise and other items where we are acting as the guarantor. Currently, we have several such agreements in place. Based on our historical experience and the estimated probability of future loss, we have determined that the fair value of such indemnification is not material to our financial position or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 — Summary of Significant Accounting Policies within the accompanying Notes to the Consolidated Financial Statements for recently adopted and issued accounting pronouncements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We believe the assumptions and judgments involved in the accounting estimates described below have the greatest potential impact on our Consolidated Financial Statements, so we consider these to be our critical accounting estimates. Management has reviewed and discussed these critical accounting estimates with the Audit & Finance Committee of the Board of Directors.

Because of the uncertainty inherent in these matters, actual results could differ from the estimates we use in the preparation of our Consolidated Financial Statements. Within the context of these critical accounting estimates, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported. During fiscal 2025, we have not made any material changes to the accounting methodologies used to develop the estimates discussed below.

For a description of our significant accounting policies and methods used in the preparation of our Consolidated Financial Statements, refer to Note 1 — Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements.

SALES-RELATED RESERVES

Provisions for anticipated sales returns consist of both contractual return rights and discretionary authorized returns. Provisions for post-invoice sales discounts consist of both contractual programs and discretionary discounts that are expected to be granted at a later date.

Estimates of discretionary authorized returns, discounts and claims are based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected but not yet finalized with customers based on current marketplace needs. Actual returns, discounts and claims in any future period are inherently uncertain and may differ from estimates recorded. If actual or expected future returns, discounts or claims were significantly different than reserves established, a reduction or increase to net revenues would be recorded in the period in which such determination was made. For fiscal 2025, any variances between actual and expected sales-related reserves were not material to reported Revenues.

Refer to Note 14 — Revenues in the accompanying Notes to the Consolidated Financial Statements for additional information.

INVENTORY RESERVES

We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand, market conditions, existing inventory levels, sales trends and historical experience with similar products. If we estimate the net realizable value of our inventory is less than the cost of the inventory, we record a reserve equal to the difference between the cost of the inventory and the estimated net realizable value. If changes in market conditions result in reductions to the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which such a determination is made.

Refer to Inventory Valuation within Note 1 — Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements for additional information.

HEDGE ACCOUNTING FOR DERIVATIVES

We use derivative contracts to hedge certain anticipated foreign currency and interest rate transactions as well as certain non-functional currency monetary assets and liabilities. When the specific criteria to qualify for hedge accounting has been met, changes in the fair value of contracts hedging probable forecasted future cash flows are recorded in Accumulated other comprehensive income (loss), rather than Net income, until the underlying hedged transaction affects Net income. In most cases, this results in gains and losses on hedge derivatives being released from Accumulated other comprehensive income (loss) into Net income sometime after the maturity of the derivative. One of the criteria for this accounting treatment is that the designated notional value of these derivative contracts should not be in excess of the amount of anticipated transactions. By their very nature, our estimates of anticipated transactions may fluctuate over time and may ultimately vary from actual transactions. When the amount of anticipated or actual transactions decline below designated hedged levels and it is no longer probable the forecasted transaction will occur by the end of the originally specified time period or within an additional two-month period of time thereafter, we reclassify the cumulative change in fair value of the over-hedged portion of the related hedge contract from Accumulated other comprehensive income (loss) to Other (income) expense, net during the quarter in which the decrease occurs. In rare circumstances, the additional period of time may exceed two months due to extenuating circumstances related to the nature of the forecasted transaction that are outside our control or influence.

Refer to Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional information.

INCOME TAXES

We are subject to taxation in the United States, as well as various state and foreign jurisdictions. The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. On an interim basis, we estimate our effective tax rate for the full fiscal year. This estimated annual effective tax rate is then applied to the year-to-date Income before income taxes excluding infrequently occurring or unusual items, to determine the year-to-date Income tax expense. The income tax effects of infrequent or unusual items are recognized in the interim period in which they occur. As the fiscal year progresses, we continually refine our estimate based upon actual events and earnings by jurisdiction during the year. This continual estimation process periodically results in a change to our expected effective tax rate for the fiscal year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs.

On a quarterly basis, we evaluate the probability a tax position will be effectively sustained and the appropriateness of the amount recognized for uncertain tax positions based on factors including changes in facts or circumstances, changes in tax law, settled audit issues and new audit activity. Changes in our assessment may result in the recognition of a tax benefit or an additional charge to the tax provision in the period our assessment changes. We recognize interest and penalties related to income tax matters in Income tax expense.

Refer to Note 7 — Income Taxes in the accompanying Notes to the Consolidated Financial Statements for additional information.

OTHER CONTINGENCIES

In the ordinary course of business, we are subject to various legal proceedings, claims and government investigations related to our business, products and actions of our employees and representatives, including contractual and employment relationships, product liability, antitrust, customs, tax, intellectual property and other matters. We record contingent liabilities resulting from claims against us when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts. Recorded contingent liabilities are based on the best information available and actual losses in any future period are inherently uncertain. If future adjustments to estimated probable future losses or actual losses exceed our recorded liability for such claims, we would record additional charges during the period in which the actual loss or change in estimate occurred. In addition to contingent liabilities recorded for probable losses, we disclose contingent liabilities when there is a reasonable possibility the ultimate loss will materially exceed the recorded liability.

Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business and consistent with established policies and procedures, we employ a variety of financial instruments to manage exposure to fluctuations in the value of foreign currencies and interest rates. It is our policy to utilize these financial instruments only where necessary to finance our business and manage such exposures; we do not enter into these transactions for trading or speculative purposes.

We are exposed to foreign currency fluctuations, primarily as a result of our international sales, product sourcing and funding activities. Our foreign exchange risk management program is intended to lessen both the positive and negative effects of currency fluctuations on our consolidated results of operations, financial position and cash flows. We use forward and option contracts to hedge certain anticipated, but not yet firmly committed, transactions as well as certain firm commitments and the related receivables and payables, including third-party and intercompany transactions. Where exposures are hedged, our program has the effect of delaying the impact of exchange rate movements on our Consolidated Financial Statements.

The timing for hedging exposures, as well as the type and duration of the hedge instruments employed, are guided by our hedging policies and determined based upon the nature of the exposure and prevailing market conditions. Typically, the Company may enter into hedge contracts starting 12 to 24 months in advance of the forecasted transaction and may place incremental hedges up to 100% of the exposure by the time the forecasted transaction occurs. The majority of derivatives outstanding as of May 31, 2025, are designated as foreign currency cash flow hedges, primarily for Euro/U.S. Dollar, Chinese Yuan/U.S. Dollar, British Pound/Euro, and Japanese Yen/U.S. Dollar currency pairs. Refer to Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional information.

Our earnings are also exposed to movements in short- and long-term market interest rates. Our objective in managing this interest rate exposure is to limit the impact of interest rate changes on earnings and cash flows and to reduce overall borrowing costs. To achieve these objectives, we maintain a mix of commercial paper, bank loans, and fixed-rate debt of varying maturities and have entered into receive-fixed, pay-variable interest rate swaps for a portion of our fixed-rate debt.

MARKET RISK MEASUREMENT

We monitor foreign exchange risk, interest rate risk and related derivatives using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk ("VaR"). Our market-sensitive derivative and other financial instruments are foreign currency forward contracts, foreign currency option contracts, interest rate swaps, intercompany loans denominated in non-functional currencies and fixed interest rate U.S. Dollar denominated debt.

We use VaR to monitor the foreign exchange risk of our foreign currency forward and foreign currency option derivative instruments only. The VaR determines the maximum potential one-day loss in the fair value of these foreign exchange rate-sensitive financial instruments. The VaR model estimates assume normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. Our computations are based on interrelationships between currencies and interest rates (a "variance/co-variance" technique). These interrelationships are a function of foreign exchange currency market changes and interest rate changes over the preceding one-year period. The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. We adjust the potential loss in option value for the estimated sensitivity (the "delta" and "gamma") to changes in the underlying currency rate. This calculation reflects the impact of foreign currency rate fluctuations on the derivative instruments only and does not include the impact of such rate fluctuations on non-functional currency transactions (such as anticipated transactions, firm commitments, cash balances and accounts and loans receivable and payable), including those which are hedged by these instruments.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value we will incur nor does it consider the potential effect of favorable changes in market rates. It also does not represent the full extent of the possible loss that may occur. Actual future gains and losses will differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

The estimated maximum one-day loss in fair value on our foreign currency sensitive derivative financial instruments, derived using the VaR model, was $107 million and $57 million as of May 31, 2025 and 2024, respectively. The VaR increased year-over-year as a result of an increase in foreign currency volatilities as well as increased trade volumes as of May 31, 2025. Such a hypothetical loss in the fair value of our derivatives would be offset by increases in the value of the underlying transactions being hedged. The average monthly change in the fair values of foreign currency forward and foreign currency option derivative instruments was $200 million and $180 million during fiscal 2025 and fiscal 2024, respectively.

The instruments not included in the VaR are intercompany loans denominated in non-functional currencies, fixed interest rate U.S. Dollar denominated debt, and interest rate swaps. Intercompany loans and related interest amounts are eliminated in consolidation. Furthermore, our non-functional currency intercompany loans are substantially hedged against foreign exchange risk through the use of forward contracts, which are included in the VaR calculation above. Therefore, we consider the interest rate and foreign currency market risks associated with our non-functional currency intercompany loans to be immaterial to our consolidated financial position, results of operations and cash flows.

Details of third-party debt and interest rate swaps are provided in the table below. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The weighted average variable interest rates for the fixed rate swapped to variable rate swaps reflect the effective interest rates at May 31, 2025.

| (Dollars in millions) | EXPECTED MATURITY DATE YEAR ENDING MAY 31, | | | | | | | |
	2026	2027	2028	2029	2030	THEREAFTER	TOTAL	FAIR VALUE
Interest Rate Risk								
Long-term U.S. Dollar debt — Fixed rate								
Principal payments	$ —	$2,000	$ —	$ —	$1,500	$ 4,500	$ 8,000	$ 6,673
Average interest rate	0.0 %	2.6 %	0.0 %	0.0 %	2.9 %	3.5 %	3.1 %	
Interest Rate Swaps — Fixed rate swapped to variable rate								
Notional amount	$ —	$ —	$ —	$ —	$ —	$ 2,400	$ 2,400	$ 21
Average fixed interest rate	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	3.6 %	3.6 %	
Average variable interest rate	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	3.8 %	3.8 %	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management of NIKE, Inc. is responsible for the information and representations contained in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include certain amounts based on our best estimates and judgments. Other financial information in this Annual Report is consistent with these financial statements.

Our accounting systems include controls designed to reasonably assure assets are safeguarded from unauthorized use or disposition and provide for the preparation of financial statements in conformity with U.S. GAAP. These systems are supplemented by the selection and training of qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

An internal corporate audit department reviews the results of its work with the Audit & Finance Committee of the Board of Directors, presently comprised of three outside, independent directors. The Audit & Finance Committee is responsible for the appointment of the independent registered public accounting firm and reviews, with the independent registered public accounting firm, management and the internal corporate audit staff, the scope and the results of the annual audit, the effectiveness of the accounting control system and other matters relating to the financial affairs of NIKE as the Audit & Finance Committee deems appropriate. The independent registered public accounting firm and the internal corporate auditors have full access to the Audit & Finance Committee, with and without the presence of management, to discuss any appropriate matters.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13(a) - 15(f) and Rule 15(d) - 15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of May 31, 2025.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited (1) the Consolidated Financial Statements and (2) the effectiveness of our internal control over financial reporting as of May 31, 2025, as stated in their report herein.

<table>
<tr>
<td align="center">Elliott Hill
<i>President and Chief Executive Officer</i></td>
<td align="center">Matthew Friend
<i>Executive Vice President and Chief Financial Officer</i></td>
</tr>
</table>

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIKE, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIKE, Inc. and its subsidiaries (the "Company") as of May 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended May 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Income Taxes

As described in Notes 1 and 7 to the consolidated financial statements, the Company is subject to taxation in the United States, as well as various state and foreign jurisdictions. The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. As disclosed by management, the determination of the provision for income taxes by management requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Furthermore, as part of determining its provision for income taxes, management evaluates the probability a tax position will be effectively sustained and the appropriateness of the amount recognized for uncertain tax positions based on factors including changes in facts or circumstances, changes in tax law, settled audit issues and new audit activity. The Company recognizes a tax benefit from uncertain tax positions in the consolidated financial statements only when it is more likely than not the position will be sustained upon examination by relevant tax authorities. The majority of the total gross unrecognized tax benefits are long-term in nature and included within deferred income taxes and other liabilities on the consolidated balance sheets. The Company recorded income tax expense of $666 million for the year ended May 31, 2025. As of May 31, 2025, total gross unrecognized tax benefits, excluding related interest and penalties, were $1,026 million, of which $738 million would affect the Company's effective tax rate if recognized in future periods.

The principal considerations for our determination that performing procedures relating to the accounting for income taxes is a critical audit matter are (i) the significant judgment by management when determining the provision for income taxes and interpreting and applying complex tax laws as it relates to determining the provision for income taxes and uncertain tax positions; (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management's interpretation and application of complex tax laws as it relates to the determination of the provision for income taxes and the assessment of whether tax positions are more likely than not to be sustained; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to income taxes. These procedures also included, among others (i) testing the provision for income taxes, which included the effective tax rate reconciliation and assessing management's interpretation and application of complex tax laws; (ii) evaluating the completeness of management's identification of uncertain tax positions by considering changes in facts or circumstances, changes in and compliance with tax laws, settled audit issues, new authoritative cases, or new audit activity, where applicable; and (iii) for certain tax positions, evaluating management's assessment of the technical merits of the tax positions by obtaining and inspecting third party income tax documentation. Professionals with specialized skill and knowledge were used to assist in evaluating (i) changes in and compliance with the tax laws; (ii) management's interpretation and application of certain complex tax laws as it relates to the determination of the provision for income taxes; and (iii) the reasonableness of management's assessment of whether certain tax positions are more likely than not of being sustained.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon
July 17, 2025

We have served as the Company's auditor since 1974.

NIKE, INC.

CONSOLIDATED STATEMENTS OF INCOME

		YEAR ENDED MAY 31,	
(In millions, except per share data)	**2025**	**2024**	**2023**
Revenues	$ 46,309	$ 51,362	$ 51,217
Cost of sales	26,519	28,475	28,925
Gross profit	19,790	22,887	22,292
Demand creation expense	4,689	4,285	4,060
Operating overhead expense	11,399	12,291	12,317
Total selling and administrative expense	16,088	16,576	16,377
Interest expense (income), net	(107)	(161)	(6)
Other (income) expense, net	(76)	(228)	(280)
Income before income taxes	3,885	6,700	6,201
Income tax expense	666	1,000	1,131
NET INCOME	$ **3,219**	$ **5,700**	$ **5,070**
Earnings per common share:			
Basic	$ 2.17	$ 3.76	$ 3.27
Diluted	$ 2.16	$ 3.73	$ 3.23
Weighted average common shares outstanding:			
Basic	1,484.9	1,517.6	1,551.6
Diluted	1,487.6	1,529.7	1,569.8

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	YEAR ENDED MAY 31,		
(Dollars in millions)	**2025**	**2024**	**2023**
Net income	$ 3,219	$ 5,700	$ 5,070
Other comprehensive income (loss), net of tax:			
Change in net foreign currency translation adjustment	142	(3)	267
Change in net gains (losses) on cash flow hedges	(454)	(184)	(348)
Change in net gains (losses) on other	1	9	(6)
Total other comprehensive income (loss), net of tax	(311)	(178)	(87)
TOTAL COMPREHENSIVE INCOME	$ **2,908**	$ **5,522**	$ **4,983**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED BALANCE SHEETS

(In millions)	MAY 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and equivalents	$ 7,464	$ 9,860
Short-term investments	1,687	1,722
Accounts receivable, net	4,717	4,427
Inventories	7,489	7,519
Prepaid expenses and other current assets	2,005	1,854
Total current assets	23,362	25,382
Property, plant and equipment, net	4,828	5,000
Operating lease right-of-use assets, net	2,712	2,718
Identifiable intangible assets, net	259	259
Goodwill	240	240
Deferred income taxes and other assets	5,178	4,511
TOTAL ASSETS	**$ 36,579**	**$ 38,110**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ —	$ 1,000
Notes payable	5	6
Accounts payable	3,479	2,851
Current portion of operating lease liabilities	502	477
Accrued liabilities	5,911	5,725
Income taxes payable	669	534
Total current liabilities	10,566	10,593
Long-term debt	7,961	7,903
Operating lease liabilities	2,550	2,566
Deferred income taxes and other liabilities	2,289	2,618
Commitments and contingencies (Note 16)		
Redeemable preferred stock	—	—
Shareholders' equity:		
Common stock at stated value:		
Class A convertible — 290 and 298 shares outstanding	—	—
Class B — 1,186 and 1,205 shares outstanding	3	3
Capital in excess of stated value	14,195	13,409
Accumulated other comprehensive income (loss)	(258)	53
Retained earnings (deficit)	(727)	965
Total shareholders' equity	13,213	14,430
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 36,579**	**$ 38,110**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	YEAR ENDED MAY 31,		
	2025	2024	2023
Cash provided (used) by operations:			
Net income	$ 3,219	$ 5,700	$ 5,070
Adjustments to reconcile net income to net cash provided (used) by operations:			
Depreciation and amortization	775	796	703
Deferred income taxes	(288)	(497)	(117)
Stock-based compensation	709	804	755
Impairment and other	33	48	156
Net foreign currency adjustments	37	(138)	(213)
Changes in certain working capital components and other assets and liabilities:			
(Increase) decrease in accounts receivable	(257)	(329)	489
(Increase) decrease in inventories	120	908	(133)
(Increase) decrease in prepaid expenses, operating lease right-of-use assets and other current and non-current assets	(224)	(260)	(644)
Increase (decrease) in accounts payable, accrued liabilities, operating lease liabilities and other current and non-current liabilities	(426)	397	(225)
Cash provided (used) by operations	3,698	7,429	5,841
Cash provided (used) by investing activities:			
Purchases of short-term investments	(3,234)	(4,767)	(6,059)
Maturities of short-term investments	319	2,269	3,356
Sales of short-term investments	3,062	4,219	4,184
Additions to property, plant and equipment	(430)	(812)	(969)
Other investing activities	8	(15)	52
Cash provided (used) by investing activities	(275)	894	564
Cash provided (used) by financing activities:			
Increase (decrease) in notes payable, net	(1)	—	(4)
Repayment of borrowings	(1,000)	—	(500)
Proceeds from exercise of stock options and other stock issuances	551	667	651
Repurchase of common stock	(2,985)	(4,250)	(5,480)
Dividends — common and preferred	(2,300)	(2,169)	(2,012)
Other financing activities	(85)	(136)	(102)
Cash provided (used) by financing activities	(5,820)	(5,888)	(7,447)
Effect of exchange rate changes on cash and equivalents	1	(16)	(91)
Net increase (decrease) in cash and equivalents	(2,396)	2,419	(1,133)
Cash and equivalents, beginning of year	9,860	7,441	8,574
CASH AND EQUIVALENTS, END OF YEAR	$ 7,464	$ 9,860	$ 7,441
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, net of capitalized interest	$ 389	$ 381	$ 347
Income taxes	1,226	1,299	1,517
Non-cash additions to property, plant and equipment	184	160	211
Dividends declared and not paid	593	558	524

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions, except per share data)	COMMON STOCK				CAPITAL IN EXCESS OF STATED VALUE	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS (DEFICIT)	TOTAL
	CLASS A		CLASS B					
	SHARES	AMOUNT	SHARES	AMOUNT				
Balance at May 31, 2022	305	$ —	1,266	$ 3	$ 11,484	$ 318	$ 3,476	$15,281
Stock options exercised			8		421			421
Conversion to Class B Common Stock	—		—					—
Repurchase of Class B Common Stock			(51)		(378)		(5,131)	(5,509)
Dividends on common stock ($1.325 per share) and preferred stock ($0.10 per share)							(2,059)	(2,059)
Issuance of shares to employees, net of shares withheld for employee taxes			4		130		2	132
Stock-based compensation					755			755
Net income							5,070	5,070
Other comprehensive income (loss)						(87)		(87)
Balance at May 31, 2023	305	$ —	1,227	$ 3	$ 12,412	$ 231	$ 1,358	$14,004
Stock options exercised			7		432			432
Conversion to Class B Common Stock	(7)		7					—
Repurchase of Class B Common Stock			(41)		(347)		(3,907)	(4,254)
Dividends on common stock ($1.450 per share) and preferred stock ($0.10 per share)							(2,203)	(2,203)
Issuance of shares to employees, net of shares withheld for employee taxes			5		108		17	125
Stock-based compensation					804			804
Net income							5,700	5,700
Other comprehensive income (loss)						(178)		(178)
Balance at May 31, 2024	298	$ —	1,205	$ 3	$ 13,409	$ 53	$ 965	$14,430
Stock options exercised			6		315			315
Conversion to Class B Common Stock	(8)		8					—
Repurchase of Class B Common Stock			(38)		(342)		(2,613)	(2,955)
Dividends on common stock ($1.570 per share) and preferred stock ($0.10 per share)							(2,337)	(2,337)
Issuance of shares to employees, net of shares withheld for employee taxes			5		104		39	143
Stock-based compensation					709			709
Net income							3,219	3,219
Other comprehensive income (loss)						(311)		(311)
Balance at May 31, 2025	290	$ —	1,186	$ 3	$ 14,195	$ (258)	$ (727)	$13,213

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

NIKE, Inc. is a worldwide leader in the design, development and worldwide marketing and selling of athletic footwear, apparel, equipment, accessories and services. NIKE, Inc. portfolio brands include the NIKE Brand, Jordan Brand and Converse. The NIKE Brand is focused on performance athletic footwear, apparel, equipment, accessories and services across Men's, Women's and Kids', amplified with sport-inspired lifestyle products carrying the Swoosh trademark, as well as other NIKE Brand trademarks. The Jordan Brand is focused on athletic and casual footwear, apparel and accessories using the Jumpman trademark. Sales and operating results of Jordan Brand products are reported within the respective NIKE Brand geographic operating segments. Converse designs, distributes, licenses and sells casual sneakers, apparel and accessories under the Converse, Chuck Taylor, All Star, One Star, Star Chevron and Jack Purcell trademarks. In some markets outside the U.S., these trademarks are licensed to third parties who design, distribute, market and sell similar products. Operating results of the Converse brand are reported on a stand-alone basis.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of NIKE, Inc. and its subsidiaries (the "Company" or "NIKE"). All significant intercompany transactions and balances have been eliminated.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, including estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION

Revenue transactions associated with the sale of NIKE Brand footwear, apparel and equipment, as well as Converse products, comprise a single performance obligation, which consists of the sale of products to customers either through wholesale or direct to consumer channels. The Company satisfies the performance obligation and records revenues when transfer of control to the customer has occurred, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product.

Control is transferred to wholesale customers upon shipment or upon receipt depending on the country of the sale and the arrangement with the customer. Control transfers to retail store customers at the time of sale and to substantially all digital commerce customers upon shipment. The transaction price is determined based upon the invoiced sales price, less anticipated sales returns, discounts and claims from customers. Payment terms for wholesale transactions depend on the agreement with the customer, which may be governed by the country of sale, and payment is generally required within 90 days or less of shipment to or receipt by the wholesale customer. Payment is due at the time of sale for retail store and digital commerce transactions.

Consideration for trademark licensing contracts is earned through sales-based or usage-based royalty arrangements, and the associated revenues are recognized over the license period as earned.

Taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction, and are collected by the Company from a customer, are excluded from Revenues and Cost of sales in the Consolidated Statements of Income. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in Cost of sales when the related revenues are recognized.

SALES-RELATED RESERVES

Consideration promised in the Company's contracts with customers is variable due to anticipated reductions, such as sales returns, discounts and claims from customers. The Company estimates the most likely amount it will be entitled to receive and records an anticipated reduction against Revenues, with an offsetting increase to Accrued liabilities at the time revenues are recognized. The related estimated cost of inventory for product returns is recorded as a reduction to Cost of sales with an offsetting increase to Prepaid expenses and other current assets.

The provision for anticipated sales returns consists of both contractual return rights and discretionary authorized returns. Provisions for post-invoice sales discounts consist of both contractual programs and discretionary discounts that are expected to be granted at a later date.

Estimates of discretionary authorized returns, discounts and claims are based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected but not yet finalized with customers. Actual returns, discounts and claims in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns, discounts or claims are significantly greater or lower than the reserves established, a reduction or increase to net Revenues is recorded in the period in which such determination is made.

COST OF SALES

Cost of sales consists primarily of inventory costs, as well as warehousing costs (including the cost of warehouse labor), shipping and handling costs, third-party royalties, certain foreign currency hedge gains and losses and product design costs.

DEMAND CREATION EXPENSE

Demand creation expense consists of brand marketing expense and sports marketing expense.

Brand marketing expense includes advertising and promotion costs such as production and media costs, digital marketing expense, brand events and retail brand presentation costs. Advertising production costs are expensed the first time an advertisement is run. Advertising media costs are expensed when the advertisement appears. Costs related to brand events are expensed when the event occurs. Costs related to retail brand presentation are expensed when the presentation is complete and delivered.

Sports marketing expense includes expenses related to endorsement contracts, complimentary product and sports marketing events. A significant amount of the Company's promotional expenses result from payments under endorsement contracts. In general, endorsement payments are expensed on a straight-line basis over the term of the contract. However, certain contracts contain elements that may be accounted for differently based upon the facts and circumstances of each individual contract. Prepayments made under contracts are included in Prepaid expenses and other current assets or Deferred income taxes and other assets depending on the period to which the prepayment applies.

Certain contracts provide for contingent payments to endorsers based upon specific achievements in their sport (e.g., winning a championship). The Company records Demand creation expense for these amounts when the endorser achieves the specific goal.

Certain contracts provide for variable payments based upon endorsers maintaining a level of performance in their sport over an extended period of time (e.g., maintaining a specified ranking in a sport for a year). When the Company determines payments are probable, the amounts are reported in Demand creation expense ratably over the contract period based on the Company's best estimate of the endorser's performance. In these instances, to the extent actual payments to the endorser differ from the Company's estimate due to changes in the endorser's performance, adjustments to Demand creation expense may be recorded in a future period.

Certain contracts provide for royalty payments to endorsers based upon a predetermined percent of sales of particular products, which the Company records in Cost of sales as the related sales occur. For contracts containing minimum guaranteed royalty payments, the Company records the amount of any guaranteed payment in excess of that earned through sales of product within Demand creation expense.

Through cooperative advertising programs, the Company reimburses its wholesale customers for certain costs of advertising the Company's products. To the extent the Company receives a distinct good or service in exchange for consideration paid to the customer that does not exceed the fair value of that good or service, the amounts reimbursed are recorded in Demand creation expense.

Total Demand creation expense was $4,689 million, $4,285 million and $4,060 million for the years ended May 31, 2025, 2024 and 2023, respectively. Prepaid demand creation expenses totaled $1,333 million and $814 million at May 31, 2025 and 2024, respectively, of which $498 million and $420 million, respectively, were recorded in Prepaid expenses and other current assets, and $835 million and $394 million, respectively, were recorded in Deferred income taxes and other assets.

OPERATING OVERHEAD EXPENSE

Operating overhead expense consists primarily of wage and benefit-related expenses and other administrative expenses, such as research and development costs, bad debt expense, rent, depreciation and amortization and costs related to professional services, certain technology investments, meetings and travel.

CASH AND EQUIVALENTS

Cash and equivalents represent cash and short-term, highly liquid investments, that are both readily convertible to known amounts of cash and so near their maturity they present insignificant risk of changes in value because of changes in interest rates, with maturities three months or less at the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments consist of highly liquid investments with maturities over three months at the date of purchase. At May 31, 2025 and 2024, Short-term investments consisted of available-for-sale debt securities, which are recorded at fair value with unrealized gains and losses reported, net of tax, in Accumulated other comprehensive income (loss), unless unrealized losses are determined to be unrecoverable. Realized gains and losses on the sale of securities are determined by specific identification. The Company considers all available-for-sale debt securities, including those with maturity dates beyond 12 months, as available to support current operational liquidity needs and, therefore, classifies all securities with maturity dates beyond three months at the date of purchase as current assets within Short-term investments on the Consolidated Balance Sheets.

Refer to Note 4 — Fair Value Measurements for more information on the Company's Short-term investments.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

Accounts receivable, net consist primarily of amounts due from customers. The Company makes ongoing estimates relating to the collectability of its accounts receivable and maintains an allowance for expected losses resulting from the inability of its customers to make required payments. In addition to judgments about the creditworthiness of significant customers based on ongoing credit evaluations, the Company considers historical levels of credit losses, as well as macroeconomic and industry trends to determine the amount of the allowance. The allowance for uncollectible accounts receivable was $27 million and $35 million as of May 31, 2025 and 2024, respectively.

INVENTORY VALUATION

Inventory costs primarily consist of product cost from the Company's suppliers, as well as inbound freight, import duties, taxes, insurance, logistics and other handling fees. Inventories, substantially all of which are finished goods, are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. In some instances, the Company ships products directly from its suppliers to the customer, with the related inventory and cost of sales recognized on a specific identification basis.

If the net realizable value of inventory is estimated to be less than the cost of the inventory, a reserve is recorded equal to the difference between the cost of the inventory and the estimated net realizable value. This reserve is recorded as a charge to Cost of sales. As of May 31, 2025, the Company's inventory reserve was $233 million compared to $155 million as of May 31, 2024.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are recorded at cost. Depreciation is determined on a straight-line basis for land improvements, buildings and leasehold improvements over 2 to 40 years and for machinery and equipment over 2 to 15 years.

Depreciation of assets used in manufacturing, warehousing and product distribution are recorded in Cost of sales. Depreciation of all other assets are recorded in Operating overhead expense.

SOFTWARE DEVELOPMENT COSTS

Expenditures for major software purchases and software developed for internal use are capitalized and amortized over 2 to 12 years on a straight-line basis, once ready for their intended use. The Company's policy provides for the capitalization of external direct costs associated with developing or obtaining internal use computer software. The Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, the Company would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset group's carrying amount and its estimated fair value.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

The Company performs annual impairment tests on goodwill and intangible assets with indefinite lives in the fourth quarter of each fiscal year or when events occur or circumstances change that would, more likely than not, reduce the fair value of a reporting unit or an intangible asset with an indefinite life below its carrying value.

For purposes of testing goodwill for impairment, the Company allocates goodwill across its reporting units, which are considered the Company's operating segments. For both goodwill and indefinite-lived intangible assets, which primarily consist of acquired trade names and trademarks, the Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or an intangible asset with an indefinite life is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is greater than its carrying amount, an impairment test is unnecessary.

If an impairment test is necessary, the Company will estimate the fair value of the related reporting unit or indefinite-lived intangible asset. If the carrying value of a reporting unit or indefinite-lived intangible asset exceeds its fair value, the goodwill of that reporting unit or indefinite-lived intangible asset is determined to be impaired and the Company will record an impairment charge equal to the excess of the carrying value over the related fair value.

There were no impairment losses for the year ended May 31, 2025, and an immaterial amount of accumulated impairment losses as of May 31, 2024.

OPERATING LEASES

The Company primarily leases retail store space, certain distribution and warehouse facilities, office space, equipment and other non-real estate assets. The Company determines if an arrangement is a lease at inception and begins recording lease activity at the commencement date, which is generally the date in which the Company takes possession of or controls the physical use of the asset. Lease components are not separated from non-lease components for real estate leases within the Company's lease portfolio. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized on a straight-line basis. The Company's incremental borrowing rate is used to determine the present value of future lease payments unless the implicit rate is readily determinable.

Lease agreements may contain rent escalation clauses, renewal or termination options, rent holidays or certain landlord incentives, including tenant improvement allowances. ROU assets include amounts for scheduled rent increases and are reduced by the amount of lease incentives. The lease term includes the non-cancelable period of the lease and options to extend or terminate the lease when it is reasonably certain the Company will exercise those options. The Company does not record leases with an initial term of 12 months or less on the Consolidated Balance Sheets and recognizes related lease payments in the Consolidated Statements of Income on a straight-line basis over the lease term. Certain lease agreements include variable lease payments, which are based on a percent of retail sales over specified levels or adjust periodically for inflation as a result of changes in a published index, primarily the Consumer Price Index, and are expensed as incurred.

FAIR VALUE MEASUREMENTS

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including derivatives, equity securities and available-for-sale debt securities. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs with little or no market data available, which require the reporting entity to develop its own assumptions.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most conservative level of input that is significant to the fair value measurement.

Pricing vendors are utilized for a majority of Level 1 and Level 2 investments. These vendors either provide a quoted market price in an active market or use observable inputs without applying significant adjustments in their pricing. Observable inputs include broker quotes, interest rates and yield curves observable at commonly quoted intervals, volatilities and credit risks. The fair value of derivative contracts is determined using observable market inputs such as the daily market foreign currency rates, forward pricing curves, currency volatilities, currency correlations and interest rates and considers nonperformance risk of the Company and its counterparties.

The Company's fair value measurement process includes comparing fair values to another independent pricing vendor to ensure appropriate fair values are recorded.

Refer to Note 4 — Fair Value Measurements for additional information.

FOREIGN CURRENCY TRANSLATION AND FOREIGN CURRENCY TRANSACTIONS

Adjustments resulting from translating foreign functional currency financial statements into U.S. Dollars are included in the foreign currency translation adjustment, a component of Accumulated other comprehensive income (loss).

The Company's global subsidiaries have various monetary assets and liabilities, primarily receivables and payables, which are denominated in currencies other than their functional currency. These balance sheet items are subject to remeasurement, the impact of which is recorded in Other (income) expense, net, within the Consolidated Statements of Income.

ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

The Company uses derivative financial instruments to reduce its exposure to changes in foreign currency exchange rates and interest rates. All derivatives are recorded at fair value on the Consolidated Balance Sheets and changes in the fair value of derivative financial instruments are either recognized in Accumulated other comprehensive income (loss), Long-term debt or Net income depending on the nature of the underlying exposure, whether the derivative is formally designated as a hedge and, if designated, the extent to which the hedge is effective. The Company classifies the cash flows at settlement from derivatives in the same category as the cash flows from the related hedged items. For undesignated hedges, designated cash flow hedges and fair value hedges, this is primarily within the Cash provided (used) by operations component of the Consolidated Statements of Cash Flows. For designated net investment hedges, this is within the Cash provided (used) by investing activities component of the Consolidated Statements of Cash Flows.

Refer to Note 12 — Risk Management and Derivatives for additional information on the Company's risk management program and derivatives.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation by estimating the fair value, net of estimated forfeitures, of equity awards and recognizing the related expense as Cost of sales or Operating overhead expense, as applicable, in the Consolidated Statements of Income on a straight-line basis over the vesting period. Substantially all awards vest ratably over four years of continued employment, with stock options expiring 10 years from the date of grant. Performance-based restricted stock units vest based on the Company's achievement of certain performance criteria throughout the three-year performance period and continued employment through the vesting date. The fair value of options, stock appreciation rights and employees' purchase rights under the employee stock purchase plans ("ESPPs") is determined using the Black-Scholes option pricing model. The fair value of restricted stock and time-vesting restricted stock units is established by the market price on the date of grant. The fair value of performance-based restricted stock units is estimated as of the grant date using a Monte Carlo simulation.

Refer to Note 9 — Common Stock and Stock-Based Compensation for additional information on the Company's stock-based compensation programs.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce deferred tax assets to the amount management believes is more likely than not to be realized. Realization of deferred tax assets is dependent on future taxable earnings and is therefore uncertain. At least quarterly, the Company assesses taxable income in prior carryback periods, the scheduled reversal of deferred tax liabilities, projected future taxable income and available tax planning strategies. The Company uses forecasts of taxable income and considers foreign tax credit utilization in making this assessment of realization, which are inherently uncertain and can result in variation between estimated and actual results. To the extent the Company believes that recovery is not likely, a valuation allowance is established against the net deferred tax asset, which increases the Company's income tax expense in the period when such determination is made.

The Company recognizes a tax benefit from uncertain tax positions in the consolidated financial statements only when it is more likely than not the position will be sustained upon examination by relevant tax authorities. The Company recognizes interest and penalties related to income tax matters in Income tax expense.

Refer to Note 7 — Income Taxes for further discussion.

EARNINGS PER SHARE

Basic earnings per common share is calculated by dividing Net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards.

Refer to Note 10 — Earnings Per Share for further discussion.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The amendments will require public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker and included within segment profit and loss. The Company adopted this ASU for fiscal 2025 and the related disclosures are included in Note 15 — Segment Information. The amendments were effective for the Company's annual periods beginning June 1, 2024, and interim periods beginning June 1, 2025 and have been applied retrospectively to all prior periods presented in the financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company's annual periods beginning June 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company's annual periods beginning June 1, 2027, and interim periods beginning June 1, 2028, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

NOTE 2 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net included the following:

(Dollars in millions)	MAY 31,			
	2025		2024	
Land and improvements	$	334	$	329
Buildings		3,510		3,439
Machinery and equipment		2,954		3,123
Internal-use software		1,693		1,807
Leasehold improvements		2,037		2,023
Construction in process		404		193
Total property, plant and equipment, gross		10,932		10,914
Less accumulated depreciation and amortization		6,104		5,914
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	**$**	**4,828**	**$**	**5,000**

Capitalized interest was not material for the fiscal years ended May 31, 2025, 2024 and 2023.

NOTE 3 — ACCRUED LIABILITIES

Accrued liabilities included the following:

(Dollars in millions)	MAY 31,			
	2025		2024	
Sales-related reserves	$	1,834	$	1,282
Compensation and benefits, excluding taxes		1,245		1,291
Dividends payable		598		563
Endorsement compensation		481		578
Other		1,753		2,011
TOTAL ACCRUED LIABILITIES	**$**	**5,911**	**$**	**5,725**

NOTE 4 — FAIR VALUE MEASUREMENTS

The following tables present information about the Company's financial assets measured at fair value on a recurring basis as of May 31, 2025 and 2024, and indicate the level in the fair value hierarchy in which the Company classifies the fair value measurement.

	MAY 31, 2025		
(Dollars in millions)	ASSETS AT FAIR VALUE	CASH AND EQUIVALENTS	SHORT-TERM INVESTMENTS
Cash	$ 1,221	$ 1,221	$ —
Level 1:			
U.S. Treasury securities	1,046	—	1,046
Level 2:			
Commercial paper and bonds	675	45	630
Money market funds	5,902	5,902	—
Time deposits	297	295	2
U.S. Agency securities	10	1	9
Total Level 2	6,884	6,243	641
TOTAL	**$ 9,151**	**$ 7,464**	**$ 1,687**

	MAY 31, 2024		
(Dollars in millions)	ASSETS AT FAIR VALUE	CASH AND EQUIVALENTS	SHORT-TERM INVESTMENTS
Cash	$ 1,222	$ 1,222	$ —
Level 1:			
U.S. Treasury securities	1,175	155	1,020
Level 2:			
Commercial paper and bonds	591	17	574
Money market funds	8,119	8,119	—
Time deposits	440	347	93
U.S. Agency securities	35	—	35
Total Level 2	9,185	8,483	702
TOTAL	**$ 11,582**	**$ 9,860**	**$ 1,722**

As of May 31, 2025, the Company held $776 million of available-for-sale debt securities with maturity dates within one year and $911 million with maturity dates over one year and less than five years in Short-term investments on the Consolidated Balance Sheets. The fair value of the Company's available-for-sale debt securities approximates their amortized cost.

Included in Interest expense (income), net was interest income related to the Company's investment portfolio of $404 million, $430 million and $297 million for the years ended May 31, 2025, 2024 and 2023, respectively.

The Company records the assets and liabilities of its derivative financial instruments on a gross basis on the Consolidated Balance Sheets. The Company's derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contract. Any amounts of cash collateral received related to these instruments associated with the Company's credit-related contingent features are recorded in Cash and equivalents and Accrued liabilities, the latter of which would further offset against the Company's derivative asset balance. Any amounts of cash collateral posted related to these instruments associated with the Company's credit-related contingent features are recorded in Prepaid expenses and other current assets, which would further offset against the Company's derivative liability balance. Cash collateral received or posted related to the Company's credit-related contingent features is presented in the Cash provided (used) by operations component of the Consolidated Statements of Cash Flows. The Company does not recognize amounts of non-cash collateral received, such as securities, on the Consolidated Balance Sheets. For additional information related to credit risk, refer to Note 12 — Risk Management and Derivatives.

The following tables present information about the Company's derivative assets and liabilities measured at fair value on a recurring basis and indicate the level in the fair value hierarchy in which the Company classifies the fair value measurement:

(Dollars in millions)	MAY 31, 2025					
	DERIVATIVE ASSETS			DERIVATIVE LIABILITIES		
	ASSETS AT FAIR VALUE	OTHER CURRENT ASSETS	OTHER LONG-TERM ASSETS	LIABILITIES AT FAIR VALUE	ACCRUED LIABILITIES	OTHER LONG-TERM LIABILITIES
Level 2:						
Foreign exchange forwards and options[1]	$ 107	$ 85	$ 22	$ 368	$ 226	$ 142
Interest rate swaps[1]	24	—	24	3	—	3
TOTAL	$ 131	$ 85	$ 46	$ 371	$ 226	$ 145

(1) If the foreign exchange and interest rate swap derivative instruments had been netted on the Consolidated Balance Sheets, the asset and liability positions each would have been reduced by $131 million as of May 31, 2025. As of that date, the Company posted $166 million cash collateral to various counterparties on the derivative liability balance and no amount of collateral was received from counterparties on the derivative asset balance.

(Dollars in millions)	MAY 31, 2024					
	DERIVATIVE ASSETS			DERIVATIVE LIABILITIES		
	ASSETS AT FAIR VALUE	OTHER CURRENT ASSETS	OTHER LONG-TERM ASSETS	LIABILITIES AT FAIR VALUE	ACCRUED LIABILITIES	OTHER LONG-TERM LIABILITIES
Level 2:						
Foreign exchange forwards and options[1]	$ 343	$ 299	$ 44	$ 120	$ 115	$ 5
Interest rate swaps[1]	—	—	—	31	—	31
TOTAL	$ 343	$ 299	$ 44	$ 151	$ 115	$ 36

(1) If the foreign exchange and interest rate swap derivative instruments had been netted on the Consolidated Balance Sheets, the asset and liability positions each would have been reduced by $142 million as of May 31, 2024. As of that date, the Company received $112 million of cash collateral from various counterparties on the derivative asset balance and posted $10 million cash collateral on the derivative liability balance.

For additional information related to the Company's derivative financial instruments, refer to Note 12 — Risk Management and Derivatives. For fair value information regarding Notes payable and Long-term debt, refer to Note 5 — Short-Term Borrowings and Credit Lines and Note 6 — Long-Term Debt, respectively.

The carrying amounts of other current financial assets and other current financial liabilities approximate fair value.

NOTE 5 — SHORT-TERM BORROWINGS AND CREDIT LINES

The carrying amounts reflected on the Consolidated Balance Sheets for Notes payable approximate fair value.

On March 7, 2025, the Company entered into a 364-day committed credit facility agreement with a syndicate of banks, which provides for up to $1 billion of borrowings, with an option to increase borrowings up to $1.5 billion in total with lender approval. The facility matures on March 6, 2026, with an option to extend the maturity date an additional 364 days. This facility replaces the prior $1 billion 364-day credit facility agreement entered into on March 8, 2024, which matured on March 7, 2025. In July 2025, Standard and Poor's Corporation downgraded the Company's senior unsecured debt rating from AA- to A+. Based on the Company's current long-term senior unsecured debt ratings of A+ and A1 from Standard and Poor's Corporation and Moody's Investor Services, respectively, the interest rate charged on any outstanding borrowings would be the prevailing Term Secured Overnight Financing Rate ("Term SOFR") for the applicable interest period plus 0.725%. The facility fee is 0.04% of the total undrawn commitment.

On March 7, 2025, the Company entered into a five-year committed credit facility agreement with a syndicate of banks which provides for up to $2 billion of borrowings, with the option to increase borrowings up to $3 billion in total with lender approval. The facility matures on March 7, 2030, with options to extend the maturity date up to an additional two years. This facility replaces the prior $2 billion five-year credit facility agreement entered into on March 11, 2022, which would have matured on March 11, 2027. In July 2025, Standard and Poor's Corporation downgraded the Company's senior unsecured debt rating from AA- to A+. Based on the Company's current long-term senior unsecured debt ratings of A+ and A1 from Standard and Poor's Corporation and Moody's Investor Services, respectively, the interest rate charged on any outstanding borrowings would be the prevailing Term SOFR for the applicable interest period plus 0.725%. The facility fee is 0.05% of the total undrawn commitment.

As of and for the periods ended May 31, 2025 and 2024, no amounts were outstanding under any of the Company's committed credit facilities.

NOTE 6 — LONG-TERM DEBT

Long-term debt, net of unamortized premiums, discounts, debt issuance costs, and interest rate swap fair value adjustments comprises the following:

Scheduled Maturity (Dollars in millions)	ORIGINAL PRINCIPAL	INTEREST RATE	INTEREST PAYMENTS	BOOK VALUE OUTSTANDING AS OF MAY 31,	
				2025	2024
Corporate Term Debt:[1][2]					
March 27, 2025	1,000	2.40 %	Semi-Annually	$ —	$ 999
November 1, 2026	1,000	2.38 %	Semi-Annually	999	998
March 27, 2027	1,000	2.75 %	Semi-Annually	999	998
March 27, 2030	1,500	2.85 %	Semi-Annually	1,495	1,494
March 27, 2040[3]	1,000	3.25 %	Semi-Annually	993	966
May 1, 2043[3]	500	3.63 %	Semi-Annually	502	488
November 1, 2045[3]	1,000	3.88 %	Semi-Annually	997	986
November 1, 2046	500	3.38 %	Semi-Annually	493	492
March 27, 2050	1,500	3.38 %	Semi-Annually	1,483	1,482
Total				7,961	8,903
Less Current Portion of Long-Term Debt				—	1,000
TOTAL LONG-TERM DEBT				$ 7,961	$ 7,903

(1)   These senior unsecured obligations rank equally with the Company's other unsecured and unsubordinated indebtedness.

(2)   The bonds are redeemable at the Company's option at a price equal to the greater of (i) 100% of the aggregate principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments, plus in each case, accrued and unpaid interest. However, the bonds also feature a par call provision, which allows for the bonds to be redeemed at a price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest on or after the Par Call Date, which can range from one to six months prior to the scheduled maturity, as defined in the respective notes.

(3)   The Company entered into interest rate swap agreements pursuant to which the Company receives fixed interest payments at the same rate as the term debt and pays variable interest payments based on SOFR plus a fixed spread. At May 31, 2025, the notional amount outstanding of these swaps was $2.4 billion and had interest rates payable that ranged from 3.6% to 4.5%. These swaps mature during fiscal 2034 and 2035.

The scheduled maturity of Long-term debt in each of the years ending May 31, 2026 through 2030, is $0 million, $2,000 million, $0 million, $0 million and $1,500 million, respectively, at face value.

The Company's Long-term debt is recorded at adjusted cost, net of unamortized premiums, discounts, debt issuance costs, and interest rate swap fair value adjustments. The fair value of long-term debt is estimated based upon quoted prices for similar instruments or quoted prices for identical instruments in inactive markets (Level 2). The fair value of the Company's Long-term debt, including the current portion but excluding interest rate swap fair value adjustments, was approximately $6,673 million and $7,631 million as of May 31, 2025 and 2024, respectively.

NOTE 7 — INCOME TAXES

Income before income taxes is as follows:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2025	2024	2023
Income before income taxes:			
United States	$ 3,220	$ 5,588	$ 4,663
Foreign	665	1,112	1,538
TOTAL INCOME BEFORE INCOME TAXES	**$ 3,885**	**$ 6,700**	**$ 6,201**

The provision for income taxes is as follows:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2025	2024	2023
Current:			
United States			
Federal	$ 358	$ 782	$ 430
State	121	201	184
Foreign	475	514	634
Total Current	954	1,497	1,248
Deferred:			
United States			
Federal	(135)	(422)	(162)
State	(12)	(61)	(25)
Foreign	(141)	(14)	70
Total Deferred	(288)	(497)	(117)
TOTAL INCOME TAX EXPENSE	**$ 666**	**$ 1,000**	**$ 1,131**

A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate is as follows:

	YEAR ENDED MAY 31,		
	2025	2024	2023
Federal income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	2.0%	1.4%	1.5%
Foreign earnings	1.1%	-2.5%	1.7%
U.S. tax regulations - foreign currency losses	-3.4%	0.0%	0.0%
Foreign-derived intangible income benefit	-5.3%	-4.8%	-6.1%
Stock-based compensation	1.5%	-0.5%	-1.1%
Income tax audits and contingency reserves	2.7%	1.8%	1.0%
U.S. research and development tax credit	-2.1%	-2.1%	-1.2%
Other, net	-0.4%	0.6%	1.4%
EFFECTIVE INCOME TAX RATE	**17.1%**	**14.9%**	**18.2%**

The increase in the Company's effective tax rate for the fiscal year ended May 31, 2025 compared to the fiscal year ended May 31, 2024 was primarily due to changes in the Company's earnings mix, decreased benefits from stock-based compensation and one-time benefits recognized in fiscal 2024 including the impact of temporary relief provided by the Internal Revenue Service ("IRS") relating to U.S. foreign tax credit regulations. These impacts were partially offset by a one-time, non-cash deferred tax benefit recognized in the third quarter of fiscal 2025 provided by U.S. tax regulations. On December 10, 2024, the U.S. Department of Treasury published final regulations related to Internal Revenue Code (IRC) Section 987 foreign currency gains and losses derived from translation of the operations, assets and liabilities of non-US qualified business units. While these regulations are effective for the Company beginning June 1, 2025, they require computation of a pre-transition foreign currency gain or loss to be included in the determination of future taxable income or loss. Based on the Company's analysis of the regulations and recognition of temporary differences impacting U.S. taxation of foreign earnings under Subpart F of the Internal

Revenue Code, the Company recognized a non-cash deferred income tax benefit of $133 million in the third quarter of fiscal 2025 related to pre-transition foreign currency losses.

The decrease in the Company's effective tax rate for the fiscal year ended May 31, 2024 compared to the fiscal year ended May 31, 2023 was primarily due to changes in the Company's earning mix and one-time benefits including the impact of temporary relief provided by the IRS relating to U.S. foreign tax credit regulations. On July 21, 2023, the IRS issued Notice 2023-55 which specifically delayed the application of certain U.S. foreign tax credit regulations that had previously limited the Company's ability to claim credits on certain foreign taxes for the fiscal year ended May 31, 2023. As a result of this new guidance, the Company recognized a one-time tax benefit related to fiscal 2023 tax positions in the first three months of fiscal 2024.

The Organization for Economic Co-operation and Development (OECD) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Inclusive Framework") have put forth Pillar Two proposals that ensure a minimal level of taxation. Several countries in which the Company operates, including several European Union member states, have adopted domestic legislation to implement the Inclusive Framework's global corporate minimum tax rate of fifteen percent. This legislation became effective for the Company beginning June 1, 2024. Based on the Company's analysis of Pillar Two provisions, these tax law changes did not have a material impact on the Company's financial statements for fiscal 2025.

Deferred income tax assets and liabilities comprise the following as of:

	MAY 31,	
(Dollars in millions)	2025	2024
Deferred tax assets:		
Inventories	$ 98	$ 69
Sales return reserves	205	125
Deferred compensation	387	347
Stock-based compensation	285	290
Reserves and accrued liabilities	143	113
Operating lease liabilities	458	474
Intangibles	217	236
Capitalized research and development expenditures	923	878
Net operating loss carry-forwards	75	21
Subpart F deferred tax	315	409
Other	212	214
Total deferred tax assets	3,318	3,176
Valuation allowance	(51)	(29)
Total deferred tax assets after valuation allowance	3,267	3,147
Deferred tax liabilities:		
Foreign withholding tax on undistributed earnings of foreign subsidiaries	(119)	(131)
Property, plant and equipment	(225)	(290)
Right-of-use assets	(377)	(397)
Other	(4)	(9)
Total deferred tax liabilities	(725)	(827)
NET DEFERRED TAX ASSET [1]	**$ 2,542**	**$ 2,320**

(1) Of the total $2,542 million net deferred tax asset for the period ended May 31, 2025, $2,668 million was included within Deferred income taxes and other assets and $(126) million was included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets. Of the total $2,320 million net deferred tax asset for the period ended May 31, 2024, $2,465 million was included within Deferred income taxes and other assets and $(145) million was included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

Deferred tax assets as of May 31, 2025 and 2024, were reduced by a valuation allowance provided for U.S. capital loss carryforwards and on tax benefits generated by certain entities with operating losses.

The Company has available pre-tax effected domestic and foreign loss carry-forwards of $261 million as of May 31, 2025. If not utilized, $135 million of losses will expire in the periods between fiscal 2028 and 2044. Approximately $126 million of losses do not expire.

On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for the Company beginning fiscal 2026. The Company is evaluating the future impact of these tax law changes on its financial statements.

The following is a reconciliation of the changes in the gross balance of unrecognized tax benefits as of:

	MAY 31,		
(Dollars in millions)	**2025**	**2024**	**2023**
Unrecognized tax benefits, beginning of the period	$ 990	$ 936	$ 848
Gross increases related to prior period tax positions	11	35	95
Gross decreases related to prior period tax positions	(10)	(13)	(17)
Gross increases related to current period tax positions	81	77	50
Settlements	(5)	(22)	(18)
Lapse of statute of limitations	(45)	(24)	(7)
Changes due to currency translation	4	1	(15)
UNRECOGNIZED TAX BENEFITS, END OF THE PERIOD	**$ 1,026**	**$ 990**	**$ 936**

As of May 31, 2025, total gross unrecognized tax benefits, excluding related interest and penalties, were $1,026 million, of which $738 million would affect the Company's effective tax rate if recognized in future periods. The majority of the total gross unrecognized tax benefits were long-term in nature and were included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

The Company recognizes interest and penalties related to income tax matters in Income tax expense. As of May 31, 2025 and 2024, accrued interest and penalties related to uncertain tax positions were $376 million and $332 million, respectively (excluding federal benefit) and were included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

As of May 31, 2024, long-term income taxes payable unrelated to unrecognized tax benefits were $266 million and were included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets. As of May 31, 2025 these amounts were included within Income taxes payable on the Consolidated Balance Sheets.

The Company is subject to taxation in the U.S., as well as various state and foreign jurisdictions. The Company is currently under audit by the U.S. IRS for fiscal years 2017 through 2019. The Company has closed all U.S. federal income tax matters through fiscal 2016, with the exception of certain transfer pricing adjustments. In certain major foreign jurisdictions, tax years after 2011 remain subject to examination.

Although the timing of resolution of audits is not certain, the Company evaluates all domestic and foreign audit issues in the aggregate, along with the expiration of applicable statutes of limitations, and estimates that it is reasonably possible the total gross unrecognized tax benefits could decrease by up to $249 million within the next 12 months primarily as a result of the expected resolution with the IRS of certain U.S. federal income tax matters for fiscal years 2017 through 2019 related to transfer pricing adjustments, research and development credits and other items.

In January 2019, the European Commission opened a formal investigation to examine whether the Netherlands has breached State Aid rules when granting certain tax rulings to the Company. The Company believes the investigation is without merit. If this matter is adversely resolved, the Netherlands may be required to assess additional amounts with respect to prior periods, and the Company's income taxes related to prior periods in the Netherlands could increase.

A portion of the Company's foreign operations benefit from a tax holiday, which is set to expire in 2031. This tax holiday may be extended when certain conditions are met or may be terminated early if certain conditions are not met. The tax benefit attributable to this tax holiday, before taking into consideration other U.S. indirect tax provisions, was $271 million, $338 million and $263 million for the fiscal years ended May 31, 2025, 2024 and 2023, respectively. The benefit of the tax holiday on diluted earnings per common share, before taking into consideration other U.S. indirect tax provisions, was $0.18, $0.22 and $0.17 for the fiscal years ended May 31, 2025, 2024 and 2023, respectively.

NOTE 8 — REDEEMABLE PREFERRED STOCK

Sojitz America is the sole owner of the Company's authorized redeemable preferred stock, $1 par value, which is redeemable at the option of Sojitz America or the Company at par value aggregating $0.3 million. A cumulative dividend of $0.10 per share is payable annually on May 31, and no dividends may be declared or paid on the common stock of the Company unless dividends on the redeemable preferred stock have been declared and paid in full. There have been no changes in the redeemable preferred stock in the fiscal years ended May 31, 2025, 2024 and 2023. As the holder of the redeemable preferred stock, Sojitz America does not have general voting rights but does have the right to vote as a separate class on the sale of all or substantially all of the assets of the Company and its subsidiaries; on merger, consolidation, liquidation or dissolution of the Company; or on the sale or assignment of the NIKE trademark for athletic footwear sold in the United States. The redeemable preferred stock has been fully issued to Sojitz America and is not blank check preferred stock. The Company's articles of incorporation do not permit the issuance of additional preferred stock.

NOTE 9 — COMMON STOCK AND STOCK-BASED COMPENSATION

COMMON STOCK

The authorized number of shares of Class A Common Stock, no par value, and Class B Common Stock, no par value, are 400 million and 2,400 million, respectively. Each share of Class A Common Stock is convertible into one share of Class B Common Stock. Voting rights of Class B Common Stock are limited in certain circumstances with respect to the election of directors. There are no differences in the dividend and liquidation preferences or participation rights of the holders of Class A and Class B Common Stock. From time to time, the Company's Board of Directors authorizes share repurchase programs for the repurchase of Class B Common Stock. The value of repurchased shares is deducted from Total shareholders' equity through allocation to Capital in excess of stated value and Retained earnings (deficit).

STOCK-BASED COMPENSATION

The NIKE, Inc. Stock Incentive Plan (the "Stock Incentive Plan") provides for the issuance of up to 798 million previously unissued shares of Class B Common Stock in connection with equity awards granted under the Stock Incentive Plan. The Stock Incentive Plan authorizes the grant of non-statutory stock options, incentive stock options, stock appreciation rights, and stock awards, including restricted stock and restricted stock units. Restricted stock units include both time-vesting restricted stock units ("RSUs") as well as performance-based restricted stock units ("PSUs"). A committee of the Board of Directors administers the Stock Incentive Plan and has the authority to determine the employees to whom awards will be made, the amount of the awards and the other terms and conditions of the awards. The Company generally grants stock options, restricted stock and restricted stock units on an annual basis. The exercise price for stock options and stock appreciation rights may not be less than the fair market value of the underlying shares on the date of grant. Substantially all awards under the Stock Incentive Plan vest ratably over 4 years of continued employment, with stock options expiring 10 years from the date of grant.

The following table summarizes the Company's total stock-based compensation expense recognized in Cost of sales or Operating overhead expense, as applicable:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2025	2024	2023
Stock options[1]	$ 292	$ 336	$ 311
ESPPs	69	69	72
Restricted stock and restricted stock units[1][2]	348	399	372
TOTAL STOCK-BASED COMPENSATION EXPENSE	**$ 709**	**$ 804**	**$ 755**

(1)   Expense for stock options includes the expense associated with stock appreciation rights.

(2)   For the fiscal years ended May 31, 2025, 2024 and 2023, expense for restricted stock units includes an immaterial amount of expense for PSUs.

STOCK OPTIONS

The weighted average fair value per share of stock options granted during the fiscal years ended May 31, 2025, 2024 and 2023, computed as of the grant date using the Black-Scholes pricing model, was $25.90, $32.78 and $31.31, respectively. The weighted average assumptions used to estimate these fair values were as follows:

	YEAR ENDED MAY 31,		
	2025	2024	2023
Dividend yield	1.6 %	1.2 %	0.9 %
Expected volatility	31.1 %	29.3 %	27.1 %
Weighted average expected life (in years)	6.0	5.8	5.8
Risk-free interest rate	3.8 %	4.3 %	3.3 %

Expected volatilities are based on an analysis of the historical volatility of the Company's common stock, the implied volatility in market traded options on the Company's common stock with a term greater than one year, as well as other factors. The weighted average expected life of options is based on an analysis of historical and expected future exercise patterns. The interest rate is based on the U.S. Treasury (constant maturity) risk-free rate in effect at the date of grant for periods corresponding with the expected term of the options.

The following summarizes the stock option transactions under the plan discussed above:

	SHARES[1]	WEIGHTED AVERAGE OPTION PRICE
	(In millions)	
Options outstanding as of May 31, 2024	73.7 $	98.10
Exercised	(5.4)	58.50
Forfeited	(6.5)	101.93
Granted	13.3	83.20
Options outstanding as of May 31, 2025	75.1 $	97.99

(1)   Includes stock appreciation rights transactions.

Options exercisable as of May 31, 2025 were 49.8 million and had a weighted average option price of $98.00 per share. The aggregate intrinsic value for options outstanding and exercisable as of May 31, 2025 was $20 million and $20 million, respectively. The total intrinsic value of the options exercised during the years ended May 31, 2025, 2024 and 2023 was $120 million, $305 million and $438 million, respectively. The intrinsic value is the amount by which the market value of the underlying stock exceeds the exercise price of the options. The weighted average contractual life remaining for options outstanding and options exercisable as of May 31, 2025 was 5.4 years and 3.9 years, respectively. As of May 31, 2025, the Company had $400 million of unrecognized compensation costs from stock options, net of estimated forfeitures, to be recognized in Cost of sales or Operating overhead expense, as applicable, over a weighted average remaining period of 2.4 years.

EMPLOYEE STOCK PURCHASE PLANS

In addition to the Stock Incentive Plan, the Company gives employees the right to purchase shares at a discount from the market price under ESPPs. Subject to the annual statutory limit, employees are eligible to participate through payroll deductions of up to 10% of their compensation. At the end of each six-month offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period. Employees purchased 3.6 million, 3.1 million and 3.0 million shares during each of the fiscal years ended May 31, 2025, 2024 and 2023, respectively.

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

Recipients of restricted stock are entitled to cash dividends and to vote their respective shares throughout the period of restriction. Recipients of restricted stock units, which includes RSUs and PSUs, are entitled to dividend equivalent cash payments upon vesting. The number of shares of restricted stock and restricted stock units vested includes shares of common stock withheld by the Company on behalf of employees to satisfy the minimum statutory tax withholding requirements.

The following summarizes the restricted stock and restricted stock units transactions under the plan discussed above:

	SHARES[1]	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
	(In millions)	
Nonvested as of May 31, 2024	9.1 $	117.52
Vested	(3.3)	116.76
Forfeited	(1.7)	105.68
Granted	6.6	82.32
Nonvested as of May 31, 2025	10.7 $	94.29

(1) Includes an immaterial amount of PSU transactions

The weighted average fair value per share of restricted stock and restricted stock units granted for the fiscal years ended May 31, 2025, 2024 and 2023, computed as of the grant date, was $82.32, $103.13 and $115.56, respectively. During the fiscal years ended May 31, 2025, 2024 and 2023, the aggregate fair value of vested restricted stock and restricted stock units was $221 million, $340 million and $250 million, respectively, computed as of the date of vesting.

As of May 31, 2025, the Company had $631 million of unrecognized compensation costs from restricted stock and restricted stock units, net of estimated forfeitures, to be recognized in Cost of sales or Operating overhead expense, as applicable, over a weighted average remaining period of 2.5 years.

NOTE 10 — EARNINGS PER SHARE

The following is a reconciliation from basic earnings per common share to diluted earnings per common share. The computations of diluted earnings per common share exclude restricted stock, restricted stock units and options, including shares under ESPPs, to purchase an estimated additional 75.5 million, 41.0 million and 31.7 million shares of common stock outstanding for the fiscal years ended May 31, 2025, 2024 and 2023, respectively, because the awards were assumed to be anti-dilutive.

	YEAR ENDED MAY 31,		
(In millions, except per share data)	2025	2024	2023
Net income available to common stockholders	$ 3,219	$ 5,700	$ 5,070
Determination of shares:			
Weighted average common shares outstanding	1,484.9	1,517.6	1,551.6
Assumed conversion of dilutive stock options and awards	2.7	12.1	18.2
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**1,487.6**	**1,529.7**	**1,569.8**
Earnings per common share:			
Basic	$ 2.17	$ 3.76	$ 3.27
Diluted	$ 2.16	$ 3.73	$ 3.23

NOTE 11 — BENEFIT PLANS

The Company has a qualified 401(k) Savings and Profit Sharing Plan, in which all U.S. employees are able to participate. The Company matches a portion of employee contributions to the savings plan. Company contributions to the savings plan were $151 million, $153 million and $136 million and included in Cost of sales or Operating overhead expense, as applicable, for the fiscal years ended May 31, 2025, 2024 and 2023, respectively.

The Company allows certain highly compensated employees and non-employee directors of the Company to defer compensation under a nonqualified deferred compensation plan. A rabbi trust was established to fund the Company's nonqualified deferred compensation plan obligation. The assets in the rabbi trust of approximately $1,123 million and $1,037 million as of May 31, 2025 and 2024, respectively, primarily consist of company owned life insurance policies recorded at their cash surrender value and are classified in Deferred income taxes and other assets on the Consolidated Balance Sheets. Deferred compensation plan liabilities were $1,102 million and $1,063 million as of May 31, 2025 and 2024, respectively, and primarily classified in Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

NOTE 12 — RISK MANAGEMENT AND DERIVATIVES

The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates and interest rates, and uses derivatives to manage financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for trading or speculative purposes.

The Company may elect to designate certain derivatives as hedging instruments under U.S. GAAP. The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to either recognized assets or liabilities or forecasted transactions and assessing, both at inception and on an ongoing basis, the effectiveness of the hedging relationships.

The majority of derivatives outstanding as of May 31, 2025, are designated as foreign currency cash flow hedges, primarily for Euro/U.S. Dollar, Chinese Yuan/U.S. Dollar, British Pound/Euro, and Japanese Yen/U.S. Dollar currency pairs. All derivatives are recognized on the Consolidated Balance Sheets at fair value and classified based on the instrument's maturity date.

The following tables present the fair values of derivative instruments included within the Consolidated Balance Sheets:

| | DERIVATIVE ASSETS | | |
| | | MAY 31, | |
(Dollars in millions)	BALANCE SHEET LOCATION	2025	2024
Derivatives formally designated as hedging instruments:			
Foreign exchange forwards and options	Prepaid expenses and other current assets	$ 75	$ 269
Foreign exchange forwards and options	Deferred income taxes and other assets	22	44
Interest rate swaps	Deferred income taxes and other assets	24	—
Total derivatives formally designated as hedging instruments		121	313
Derivatives not designated as hedging instruments:			
Foreign exchange forwards and options	Prepaid expenses and other current assets	10	30
Total derivatives not designated as hedging instruments		10	30
TOTAL DERIVATIVE ASSETS		$ 131	$ 343

| | DERIVATIVE LIABILITIES | | |
| | | MAY 31, | |
(Dollars in millions)	BALANCE SHEET LOCATION	2025	2024
Derivatives formally designated as hedging instruments:			
Foreign exchange forwards and options	Accrued liabilities	$ 216	$ 110
Foreign exchange forwards and options	Deferred income taxes and other liabilities	142	5
Interest rate swaps	Deferred income taxes and other liabilities	3	31
Total derivatives formally designated as hedging instruments		361	146
Derivatives not designated as hedging instruments:			
Foreign exchange forwards and options	Accrued liabilities	10	5
Total derivatives not designated as hedging instruments		10	5
TOTAL DERIVATIVE LIABILITIES		$ 371	$ 151

The following tables present the amounts affecting the Consolidated Statements of Income for the years ended May 31, 2025, 2024 and 2023:

(Dollars in millions)	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OTHER COMPREHENSIVE INCOME (LOSS) ON DERIVATIVES[1]			LOCATION OF GAIN (LOSS) RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) INTO INCOME	AMOUNT OF GAIN (LOSS) RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) INTO INCOME[1]		
	YEAR ENDED MAY 31,				YEAR ENDED MAY 31,		
	2025	2024	2023		2025	2024	2023
Derivatives designated as cash flow hedges:							
Foreign exchange forwards and options	$ (67)	$ (66)	$ 16	Revenues	$ (93)	$ (24)	$ 26
Foreign exchange forwards and options	(55)	231	305	Cost of sales	295	294	581
Foreign exchange forwards and options	1	3	(1)	Demand creation expense	1	2	(5)
Foreign exchange forwards and options	(6)	102	207	Other (income) expense, net	145	204	338
Interest rate swaps[2]	—	—	—	Interest expense (income), net	(8)	(8)	(8)
TOTAL DESIGNATED CASH FLOW HEDGES	**$ (127)**	**$ 270**	**$ 527**		**$ 340**	**$ 468**	**$ 932**

(1) For the fiscal years ended May 31, 2025, 2024, and 2023, the amounts recorded in Other (income) expense, net as a result of the discontinuance of cash flow hedges because the forecasted transactions were no longer probable of occurring were immaterial.

(2) Gains and losses associated with terminated interest rate swaps, which were previously designated as cash flow hedges and recorded in Accumulated other comprehensive income (loss), will be released through Interest expense (income), net over the term of the issued debt.

(Dollars in millions)	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES			LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES
	YEAR ENDED MAY 31,			
	2025	2024	2023	
Derivatives not designated as hedging instruments:				
Foreign exchange forwards and options and embedded derivatives	$ 2	$ 24	$ 28	Other (income) expense, net

CASH FLOW HEDGES

All changes in fair value of derivatives designated as cash flow hedge instruments are recorded in Accumulated other comprehensive income (loss) until Net income is affected by the variability of cash flows of the hedged transaction. Effective hedge results are classified in the Consolidated Statements of Income in the same manner as the underlying exposure. When it is no longer probable the forecasted hedged transaction will occur in the initially identified time period, hedge accounting is discontinued and the Company accounts for the associated derivative as an undesignated instrument as discussed below. Additionally, the gains and losses associated with derivatives no longer designated as cash flow hedge instruments in Accumulated other comprehensive income (loss) are recognized immediately in Other (income) expense, net, if it is probable the forecasted hedged transaction will not occur by the end of the initially identified time period or within an additional two-month period thereafter. In rare circumstances, the additional period of time may exceed two months due to extenuating circumstances related to the nature of the forecasted transaction that are outside the control or influence of the Company.

The purpose of the Company's foreign exchange risk management program is to lessen both the positive and negative effects of currency fluctuations on the Company's consolidated results of operations, financial position and cash flows. Foreign currency exposures the Company may elect to hedge in this manner include product costs, non-functional currency denominated revenues, intercompany revenues, demand creation expenses, investments in U.S. Dollar denominated available-for-sale debt securities and certain other intercompany transactions.

Product cost foreign currency exposures are primarily generated through non-functional currency denominated product purchases. NIKE entities primarily purchase product in two ways: (1) Certain NIKE entities purchase product from the NIKE Trading Company ("NTC"), a wholly-owned sourcing hub that buys NIKE branded products from third-party factories, predominantly in U.S. Dollars. The NTC, whose functional currency is the U.S. Dollar, then sells the product to NIKE entities in their respective functional currencies. NTC sales to a NIKE entity with a different functional currency result in a foreign currency exposure for the NTC. (2) Other NIKE entities purchase product directly from third-party factories in U.S. Dollars. These purchases generate a foreign currency exposure for those NIKE entities with a functional currency other than the U.S. Dollar.

The Company's policy permits the utilization of derivatives to reduce its foreign currency exposures where internal netting or other strategies cannot be effectively employed. Typically, the Company may enter into hedge contracts starting up to 12 to 24 months in advance of the forecasted transaction and may place incremental hedges up to 100% of the exposure by the time the forecasted transaction occurs. The total notional amount of outstanding foreign currency derivatives designated as cash flow hedges was $18.4 billion and $16.2 billion as of May 31, 2025 and 2024, respectively.

As of May 31, 2025, approximately $24 million of deferred net losses (net of tax) on both outstanding and matured derivatives in Accumulated other comprehensive income (loss) are expected to be reclassified to Net income during the next 12 months concurrent with the underlying hedged transactions also being recorded in Net income. Actual amounts ultimately reclassified to Net income are dependent on the exchange rates in effect when derivative contracts currently outstanding mature. As of May 31, 2025, the maximum term over which the Company hedges exposures to the variability of cash flows for its forecasted transactions was 30 months.

FAIR VALUE HEDGES

The Company is exposed to the risk of changes in the fair value of certain fixed-rate debt attributable to changes in interest rates. Derivatives used by the Company to hedge this risk are receive-fixed, pay-variable interest rate swaps which are designated as fair value hedges of the related long-term debt. Changes in the fair values of the interest rate swaps are recorded in Long-term debt or Current portion of long-term debt. The total notional amount of outstanding interest rate swaps designated as fair value hedges was $2.4 billion and $1.8 billion as of May 31, 2025 and 2024, respectively.

UNDESIGNATED DERIVATIVE INSTRUMENTS

The Company may elect to enter into foreign exchange forwards to mitigate the change in fair value of specific assets and liabilities on the Consolidated Balance Sheets. These undesignated instruments are recorded at fair value as a derivative asset or liability on the Consolidated Balance Sheets with their corresponding change in fair value recognized in Other (income) expense, net, together with the remeasurement gain or loss from the hedged balance sheet position. The total notional amount of outstanding undesignated derivative instruments was $4.0 billion and $4.4 billion as of May 31, 2025 and 2024, respectively.

CREDIT RISK

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to all derivative transactions are major financial institutions with investment grade credit ratings; however, this does not eliminate the Company's exposure to credit risk with these institutions. This credit risk is limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored.

The Company's derivative contracts contain credit risk-related contingent features designed to protect against significant deterioration in counterparties' creditworthiness and their ultimate ability to settle outstanding derivative contracts in the normal course of business. The Company's bilateral credit-related contingent features generally require the owing entity, either the Company or the derivative counterparty, to post collateral for the fair value of outstanding derivatives per counterparty. For certain counterparties, collateral would only be posted for the fair value of outstanding derivatives per counterparty greater than $50 million. Additionally, for those counterparties, a certain level of decline in credit rating of either the Company or the counterparty could trigger collateral requirements. As of May 31, 2025, the Company was in compliance with all credit risk-related contingent features. The Company considers the impact of the risk of counterparty default to be immaterial.

For additional information related to the Company's derivative financial instruments and collateral, refer to Note 4 — Fair Value Measurements.

NOTE 13 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in Accumulated other comprehensive income (loss), net of tax, were as follows:

(Dollars in millions)	FOREIGN CURRENCY TRANSLATION ADJUSTMENT[1]	CASH FLOW HEDGES	NET INVESTMENT HEDGES[1]	OTHER	TOTAL
Balance at May 31, 2024	$ (256) $	247 $	115 $	(53) $	53
Other comprehensive income (loss):					
Other comprehensive gains (losses) before reclassifications	142	(132)	—	(5)	5
Reclassifications to net income of previously deferred (gains) losses[2]	—	(322)	—	6	(316)
Total other comprehensive income (loss)	142	(454)	—	1	(311)
Balance at May 31, 2025	$ (114) $	(207) $	115 $	(52) $	(258)

(1) The accumulated foreign currency translation adjustment and net investment hedge gains/losses related to an investment in a foreign subsidiary are reclassified to Net income upon sale or upon complete or substantially complete liquidation of the respective entity.

(2) Reclassifications to net income of previously deferred (gains) losses are recorded within Other (income) expense, net for foreign currency translation adjustment, net investment hedges, and other.

(Dollars in millions)	FOREIGN CURRENCY TRANSLATION ADJUSTMENT[1]	CASH FLOW HEDGES	NET INVESTMENT HEDGES[1]	OTHER	TOTAL
Balance at May 31, 2023	$ (253) $	431 $	115 $	(62) $	231
Other comprehensive income (loss):					
Other comprehensive gains (losses) before reclassifications	(4)	239	—	15	250
Reclassifications to net income of previously deferred (gains) losses[2]	1	(423)	—	(6)	(428)
Total other comprehensive income (loss)	(3)	(184)	—	9	(178)
Balance at May 31, 2024	$ (256) $	247 $	115 $	(53) $	53

(1) The accumulated foreign currency translation adjustment and net investment hedge gains/losses related to an investment in a foreign subsidiary are reclassified to Net income upon sale or upon complete or substantially complete liquidation of the respective entity.

(2) Reclassifications to net income of previously deferred (gains) losses are recorded within Other (income) expense, net for foreign currency translation adjustment, net investment hedges, and other.

For additional information related to the Company's cash flow hedges refer to Note 12 — Risk Management and Derivatives.

NOTE 14 — REVENUES

DISAGGREGATION OF REVENUES

The following tables present the Company's Revenues disaggregated by reportable operating segment, major product line and distribution channel:

(Dollars in millions)	YEAR ENDED MAY 31, 2025								
	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues by:									
Footwear	$ 12,684	$ 7,569	$ 4,805	$ 4,452	$ —	$ 29,510	$ 1,457	$ —	$ 30,967
Apparel	5,837	3,971	1,616	1,541	—	12,965	80	—	13,045
Equipment	1,051	717	165	258	—	2,191	32	—	2,223
Other	—	—	—	—	48	48	123	(97)	74
TOTAL REVENUES	$ 19,572	$ 12,257	$ 6,586	$ 6,251	$ 48	$ 44,714	$ 1,692	$ (97)	$ 46,309
Revenues by:									
Sales to Wholesale Customers	$ 10,484	$ 8,022	$ 3,699	$ 3,678	$ —	$ 25,883	$ 875	$ —	$ 26,758
Sales through Direct to Consumer	9,088	4,235	2,887	2,573	—	18,783	694	—	19,477
Other	—	—	—	—	48	48	123	(97)	74
TOTAL REVENUES	$ 19,572	$ 12,257	$ 6,586	$ 6,251	$ 48	$ 44,714	$ 1,692	$ (97)	$ 46,309

(Dollars in millions)	YEAR ENDED MAY 31, 2024								
	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues by:									
Footwear	$ 14,537	$ 8,473	$ 5,552	$ 4,865	$ —	$ 33,427	$ 1,800	$ —	$ 35,227
Apparel	5,953	4,380	1,828	1,614	—	13,775	93	—	13,868
Equipment	906	754	165	250	—	2,075	37	—	2,112
Other	—	—	—	—	45	45	152	(42)	155
TOTAL REVENUES	$ 21,396	$ 13,607	$ 7,545	$ 6,729	$ 45	$ 49,322	$ 2,082	$ (42)	$ 51,362
Revenues by:									
Sales to Wholesale Customers	$ 11,004	$ 8,562	$ 4,262	$ 3,930	$ —	$ 27,758	$ 1,098	$ —	$ 28,856
Sales through Direct to Consumer	10,392	5,045	3,283	2,799	—	21,519	832	—	22,351
Other	—	—	—	—	45	45	152	(42)	155
TOTAL REVENUES	$ 21,396	$ 13,607	$ 7,545	$ 6,729	$ 45	$ 49,322	$ 2,082	$ (42)	$ 51,362

(Dollars in millions)	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
YEAR ENDED MAY 31, 2023									
Revenues by:									
Footwear	$ 14,897	$ 8,260	$ 5,435	$ 4,543	$ —	$ 33,135	$ 2,155	$ —	$ 35,290
Apparel	5,947	4,566	1,666	1,664	—	13,843	90	—	13,933
Equipment	764	592	147	224	—	1,727	28	—	1,755
Other	—	—	—	—	58	58	154	27	239
TOTAL REVENUES	**$ 21,608**	**$ 13,418**	**$ 7,248**	**$ 6,431**	**$ 58**	**$ 48,763**	**$ 2,427**	**$ 27**	**$ 51,217**
Revenues by:									
Sales to Wholesale Customers	$ 11,273	$ 8,522	$ 3,866	$ 3,736	$ —	$ 27,397	$ 1,299	$ —	$ 28,696
Sales through Direct to Consumer	10,335	4,896	3,382	2,695	—	21,308	974	—	22,282
Other	—	—	—	—	58	58	154	27	239
TOTAL REVENUES	**$ 21,608**	**$ 13,418**	**$ 7,248**	**$ 6,431**	**$ 58**	**$ 48,763**	**$ 2,427**	**$ 27**	**$ 51,217**

Global Brand Divisions revenues included NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment. Converse Other revenues were primarily attributable to licensing businesses. Corporate revenues primarily consisted of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse but managed through the Company's central foreign exchange risk management program.

As of May 31, 2025 and 2024, the Company did not have any contract assets and had an immaterial amount of contract liabilities recorded in Accrued liabilities on the Consolidated Balance Sheets.

SALES-RELATED RESERVES

As of May 31, 2025 and 2024, the Company's sales-related reserve balance, which includes returns, post-invoice sales discounts and claims, was $1,834 million and $1,282 million, respectively, recorded in Accrued liabilities on the Consolidated Balance Sheets. As of May 31, 2025 and 2024, the Company's sales returns reserve balance, included within sales-related reserves, was $1,277 million and $799 million, respectively. The related estimated cost of inventory for expected product returns was $528 million and $331 million as of May 31, 2025 and 2024, respectively, and was recorded in Prepaid expenses and other current assets on the Consolidated Balance Sheets.

NOTE 15 — SEGMENT INFORMATION

The Company's reportable operating segments reflect the structure of the Company's internal organization and the financial information the Chief Operating Decision Maker ("CODM"), the Company's Chief Executive Officer, regularly reviews to assess Company performance and allocate resources. The CODM evaluates the performance of the Company's segments and allocates resources based on earnings before interest and taxes ("EBIT"), which represents Net income before Interest expense (income), net and Income tax expense in the Consolidated Statements of Income.

The Company's segments are defined as follows:

NIKE BRAND

The NIKE Brand reportable segments are: North America; Europe, Middle East & Africa ("EMEA"); Greater China; and Asia Pacific & Latin America ("APLA"), and include results for the NIKE and Jordan brands. Each NIKE Brand segment represents a geographic region operating predominantly in one industry: the design, development, marketing and selling of athletic footwear, apparel and equipment.

Global Brand Divisions is included within the NIKE Brand for presentation purposes to align with the way management views the Company. Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment. Global Brand Divisions primarily represents costs, including product creation and design expenses, that are centrally managed for the NIKE Brand, as well as costs associated with NIKE Direct global digital operations and enterprise technology.

CONVERSE

Converse operates in one industry: the design, marketing, licensing and selling of casual sneakers, apparel and accessories.

CORPORATE

Corporate consists primarily of unallocated general and administrative expenses, including expenses associated with centrally managed departments; depreciation and amortization related to the Company's headquarters; unallocated insurance, benefit and compensation programs, including stock-based compensation; and certain foreign currency gains and losses, including certain hedge gains and losses.

As part of the Company's centrally managed foreign exchange risk management program, standard foreign currency rates are assigned twice per year to each NIKE Brand entity in the Company's geographic segments and to Converse. Inventories and Cost of sales for geographic segments and Converse reflect the use of these standard rates to recognize non-functional currency product purchases in the entity's functional currency. Differences between these standard rates and actual market rates are included in Corporate, together with foreign currency hedge gains and losses and other conversion gains and losses.

(Dollars in millions)	YEAR ENDED MAY 31, 2025								
	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues	$ 19,572	$ 12,257	$ 6,586	$ 6,251	$ 48	$ 44,714	$ 1,692	$ (97)	$ 46,309
Cost of Sales	11,056	6,967	3,558	3,502	634	25,717	868	(66)	26,519
Gross profit	8,516	5,290	3,028	2,749	(586)	18,997	824	(31)	19,790
Demand creation expense	1,633	1,222	529	421	716	4,521	156	12	4,689
Operating overhead expense	2,150	1,479	973	804	3,401	8,807	430	2,162	11,399
Total selling and administrative expense	3,783	2,701	1,502	1,225	4,117	13,328	586	2,174	16,088
Other segment items[(1)]	(2)	14	(76)	(3)	(4)	(71)	(2)	(3)	(76)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	**$ 4,735**	**$ 2,575**	**$ 1,602**	**$ 1,527**	**$ (4,699)**	**$ 5,740**	**$ 240**	**$ (2,202)**	
Interest expense (income), net									(107)
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES									**$ 3,885**
Supplemental information:									
Depreciation and amortization[(2)]	$ 157	143	49	50	237	636	14	125	$ 775
Inventories	$ 3,198	2,042	951	905	148	7,244	272	(27)	$ 7,489

(1) *At the NIKE Brand segments and Converse, other segment items consist of unusual or non-operating transactions that occur outside the normal course of business. At Corporate, this also includes foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments.*

(2) *The amounts of depreciation and amortization disclosed by segment are included within Cost of sales and Operating overhead expense, as applicable.*

(Dollars in millions)	YEAR ENDED MAY 31, 2024								
	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues	$ 21,396	$ 13,607	$ 7,545	$ 6,729	$ 45	$ 49,322	$ 2,082	$ (42)	$ 51,362
Cost of Sales	11,899	7,589	3,761	3,639	602	27,490	989	(4)	28,475
Gross profit	9,497	6,018	3,784	3,090	(557)	21,832	1,093	(38)	22,887
Demand creation expense	1,495	1,114	519	407	596	4,131	140	14	4,285
Operating overhead expense	2,189	1,517	1,019	801	3,534	9,060	485	2,746	12,291
Total selling and administrative expense	3,684	2,631	1,538	1,208	4,130	13,191	625	2,760	16,576
Other segment items[(1)]	(9)	(1)	(63)	(3)	33	(43)	(6)	(179)	(228)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	**$ 5,822**	**$ 3,388**	**$ 2,309**	**$ 1,885**	**$ (4,720)**	**$ 8,684**	**$ 474**	**$ (2,619)**	
Interest expense (income), net									(161)
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES									**$ 6,700**
Supplemental information:									
Depreciation and amortization[(2)]	$ 152	146	56	51	236	641	17	138	$ 796
Inventories	$ 3,134	2,028	1,070	810	166	7,208	296	15	$ 7,519

(1) *At the NIKE Brand segments and Converse, other segment items consist of unusual or non-operating transactions that occur outside the normal course of business. At Corporate, this also includes foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments.*

(2) *The amounts of depreciation and amortization disclosed by segment are included within Cost of sales and Operating overhead expense, as applicable.*

(Dollars in millions)	YEAR ENDED MAY 31, 2023								
	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues	$ 21,608	$ 13,418	$ 7,248	$ 6,431	$ 58	$ 48,763	$ 2,427	$ 27	$ 51,217
Cost of Sales	12,497	7,340	3,552	3,337	516	27,242	1,121	562	28,925
Gross profit	9,111	6,078	3,696	3,094	(458)	21,521	1,306	(535)	22,292
Demand creation expense	1,455	1,050	499	373	511	3,888	138	34	4,060
Operating overhead expense	2,207	1,500	1,012	789	3,881	9,389	499	2,429	12,317
Total selling and administrative expense	3,662	2,550	1,511	1,162	4,392	13,277	637	2,463	16,377
Other segment items[1]	(5)	(3)	(98)	—	(9)	(115)	(7)	(158)	(280)
EARNINGS (LOSS) BEFORE INTEREST AND TAXES	**$ 5,454**	**$ 3,531**	**$ 2,283**	**$ 1,932**	**$ (4,841)**	**$ 8,359**	**$ 676**	**$ (2,840)**	
Interest expense (income), net									(6)
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES									**$ 6,201**
Supplemental information:									
Depreciation and amortization[2]	$ 128	120	54	42	211	555	17	131	$ 703
Inventories	$ 3,806	2,167	973	894	232	8,072	305	77	$ 8,454

(1) At the NIKE Brand segments and Converse, other segment items consist of unusual or non-operating transactions that occur outside the normal course of business. At Corporate, this also includes foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments.

(2) The amounts of depreciation and amortization by segment are included within Cost of sales and Operating overhead expense, as applicable.

REVENUES AND LONG-LIVED ASSETS BY GEOGRAPHIC AREA

After allocation of revenues for Global Brand Divisions, Converse and Corporate to geographical areas based on the location where the sales originated, revenues by geographical area are similar to that as reported above for the NIKE Brand operating segments with the exception of the United States. Revenues derived in the United States were $19,725 million, $21,551 million and $22,007 million for the fiscal years ended May 31, 2025, 2024 and 2023, respectively.

The Company's largest concentrations of long-lived assets primarily consist of the Company's corporate headquarters, retail locations and distribution facilities in the United States, China and the United Kingdom, as well as distribution facilities in Belgium. Long-lived assets attributable to operations in these countries, which consist of property, plant and equipment, net and operating lease ROU assets, net, were as follows:

(Dollars in millions)	MAY 31,	
	2025	2024
United States	$ 4,467	$ 4,837
Belgium	774	757
China	488	501
United Kingdom	422	324
Other	1,389	1,299
TOTAL LONG-LIVED ASSETS	**$ 7,540**	**$ 7,718**

NOTE 16 — COMMITMENTS AND CONTINGENCIES

As of May 31, 2025 and 2024, the Company had bank guarantees and letters of credit outstanding totaling $884 million and $768 million, respectively, issued primarily for real estate agreements, self-insurance programs, other general business obligations and legal matters.

In connection with various contracts and agreements, the Company provides routine indemnification relating to the enforceability of intellectual property rights, coverage for legal issues that arise and other items where the Company is acting as the guarantor. Currently, the Company has several such agreements in place. However, based on the Company's historical experience and the estimated probability of future loss, the Company has determined the fair value of such indemnification is not material to the Company's financial position or results of operations.

In the ordinary course of business, the Company is subject to various legal proceedings, claims and government investigations relating to its business, products and actions of its employees and representatives, including contractual and employment relationships, product liability, antitrust, customs, tax, intellectual property and other matters. The outcome of these legal matters is inherently uncertain, and the Company cannot predict the eventual outcome of currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences relating to those matters. When a loss related to a legal proceeding or claim is probable and reasonably estimable, the Company accrues its best estimate for the ultimate resolution of the matter. If one or more legal matters were to be resolved against the Company in a reporting period for amounts above management's expectations, the Company's financial position, operating results and cash flows for that reporting period could be materially adversely affected. In the opinion of management, based on its current knowledge and after consultation with counsel, the Company does not believe any currently pending legal matters will have a material adverse impact on the Company's results of operations, financial position or cash flows, except as described below.

BELGIAN CUSTOMS CLAIM

The Company has received claims for certain years from Belgian Customs for alleged underpaid duties related to products imported beginning in fiscal 2018. The Company disputes these claims and has engaged in the appellate process. The Company has issued bank guarantees in order to appeal the claims. At this time, the Company is unable to estimate the range of loss and cannot predict the final outcome as it could take several years to reach a resolution on this matter. If this matter is ultimately resolved against the Company, the amounts owed, including fines, penalties and other consequences relating to the matter, could have a material adverse effect on the Company's results of operations, financial position and cash flows.

NOTE 17 — LEASES

Lease expense is recognized in Cost of sales or Operating overhead expense within the Consolidated Statements of Income, based on the underlying nature of the leased asset. For the fiscal years ended May 31, 2025, 2024 and 2023, lease expense primarily consisted of operating lease costs of $663 million, $618 million and $585 million, respectively, as well as $432 million, $433 million and $403 million, respectively, primarily related to variable lease costs. As of and for the fiscal years ended May 31, 2025 and 2024 and 2023, finance leases were not a material component of the Company's lease portfolio.

The undiscounted cash flows for future maturities of the Company's operating lease liabilities and the reconciliation to the Operating lease liabilities recognized in the Company's Consolidated Balance Sheets are as follows:

(Dollars in millions)	AS OF MAY 31, 2025[1]
Fiscal 2026	$ 565
Fiscal 2027	575
Fiscal 2028	487
Fiscal 2029	437
Fiscal 2030	389
Thereafter	885
Total undiscounted future cash flows related to lease payments	$ 3,338
Less interest	286
PRESENT VALUE OF LEASE LIABILITIES	**$ 3,052**

(1)   Excludes $482 million as of May 31, 2025, of future operating lease payments for lease agreements signed but not yet commenced.

The following table includes supplemental information used to calculate the present value of Operating lease liabilities:

	AS OF MAY 31,	
	2025	2024
Weighted-average remaining lease term (in years)	6.6	6.9
Weighted-average discount rate	3.1 %	2.9 %

The following table includes supplemental cash and non-cash information related to operating leases:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 647	$ 613	$ 575
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$ 607	$ 458	$ 602

NOTE 18 — RESTRUCTURING

During the third quarter of fiscal 2024, management streamlined the organization which resulted in a net reduction in the Company's global workforce. In fiscal 2024, the Company recognized pre-tax restructuring charges of $443 million, primarily associated with $392 million related to employee severance costs and $51 million related to accelerated stock-based compensation expense. Of the $443 million pre-tax restructuring charges, $379 million was classified in Operating overhead expense and $64 million was classified in Cost of sales. The related cash payments during fiscal 2024 were $123 million. As of May 31, 2024, restructuring charges of $267 million were reflected within Accrued liabilities on the Consolidated Balance Sheets.

As of the second quarter of fiscal 2025, the fiscal 2024 restructuring was substantially complete and there was an immaterial amount of restructuring charges recognized in fiscal 2025. The Company made cash payments of $247 million during fiscal 2025, and the remaining immaterial amounts are to be settled in fiscal 2026.

NOTE 19 — SUPPLIER FINANCE PROGRAMS

Certain financial institutions offer voluntary supplier finance programs facilitated through a third-party platform that provide participating suppliers the option to finance valid payment obligations from the Company. The Company is not a party to agreements negotiated between participating suppliers and third-party financial institutions. The Company's obligations to its suppliers, including amounts due and payment terms, are not affected by a supplier's decision to participate in these programs and the Company does not provide guarantees to third parties in connection with these programs. As of May 31, 2025 and May 31, 2024, the Company had $1,101 million and $840 million, respectively, of outstanding supplier obligations confirmed as valid under these programs. These amounts are included within Accounts payable on the Consolidated Balance Sheets.

(Dollars in millions)	
Confirmed obligations outstanding as of May 31, 2024	$ 840
Invoices confirmed during the year	11,741
Confirmed invoices paid during the year	(11,480)
Confirmed obligations outstanding as of May 31, 2025	**$ 1,101**

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change of accountants nor any disagreements with accountants on any matter of accounting principles or practices or financial statement disclosure required to be reported under this Item.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Securities Exchange Act of 1934, as amended (the "Exchange Act"), reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carry out a variety of ongoing procedures, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, to evaluate the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of May 31, 2025.

"Management's Annual Report on Internal Control Over Financial Reporting" is included in Item 8 of this Annual Report.

There have not been any changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the fiscal quarter ended May 31, 2025, none of our directors or officers (as defined in Rule 16a-1 under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as those terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 401 of Regulation S-K regarding directors is included under "Corporate Governance — NIKE, Inc. Board of Directors" in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 401 of Regulation S-K regarding executive officers is included under "Information about our Executive Officers" in Item 1 of this Annual Report. The information required by Item 406 of Regulation S-K is included under "Corporate Governance — Code of Conduct" in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Items 407(d)(4) and (d)(5) of Regulation S-K regarding the Audit & Finance Committee of the Board of Directors is included under "Corporate Governance — Board Structure and Responsibilities — Board Committees" in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 408(b)(1) of Regulation S-K regarding our insider trading policies is included under "Additional Information — Insider Trading Arrangements and Policies" in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K regarding executive compensation is included under "Corporate Governance — Director Compensation for Fiscal 2025," "Executive Compensation — Compensation Discussion and Analysis," "Executive Compensation — Executive Compensation Tables," and "Additional Information — Compensation Committee Interlocks and Insider Participation," in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) of Regulation S-K is included under "Executive Compensation — Executive Compensation Tables — Equity Compensation Plan Information" in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 403 of Regulation S-K is included under "Stock Ownership Information — Stock Holdings of Certain Owners and Management" in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K is included under "Additional Information — Transactions with Related Persons" and "Corporate Governance — NIKE, Inc. Board of Directors — Director Independence" in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A is included under "Audit Matters — Ratification of Appointment of Independent Registered Public Accounting Firm" in the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report:

		FORM 10-K PAGE NO.
1.	**Financial Statements:**	
	Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	54
	Consolidated Statements of Income for each of the three years ended May 31, 2025, May 31, 2024, and May 31, 2023	56
	Consolidated Statements of Comprehensive Income for each of the three years ended May 31, 2025, May 31, 2024, and May 31, 2023	57
	Consolidated Balance Sheets at May 31, 2025 and May 31, 2024	58
	Consolidated Statements of Cash Flows for each of the three years ended May 31, 2025, May 31, 2024, and May 31, 2023	59
	Consolidated Statements of Shareholders' Equity for each of the three years ended May 31, 2025, May 31, 2024, and May 31, 2023	60
	Notes to Consolidated Financial Statements	61
2	**Financial Statement Schedule:**	
	All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.	
3.	**Exhibits:**	
3.1	Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2015).	
3.2	Sixth Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 20, 2024).	
4.1	Restated Articles of Incorporation, as amended (see Exhibit 3.1).	
4.2	Sixth Amended and Restated Bylaws (see Exhibit 3.2).	
4.3	Indenture dated as of April 26, 2013, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed April 26, 2013).	
4.4	Second Supplemental Indenture, dated as of October 29, 2015, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 3.875% Notes due 2045 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed October 29, 2015).	
4.5	Third Supplemental Indenture, dated as of October 21, 2016, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 2.375% Notes due 2026 and form of 3.375% Notes due 2046 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed October 21, 2016).	
4.6	Fourth Supplemental Indenture, dated as of March 27, 2020, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 2.400% Notes due 2025, form of 2.750% Notes due 2027, form of 2.850% Notes due 2030, form of 3.250% Notes due 2040 and form of 3.375% Notes due 2050 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed March 27, 2020).	
4.7	Description of Securities.	
10.1	Form of Restricted Stock Agreement for non-employee directors under the Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2014).*	
10.2	Form of Non-Statutory Stock Option Agreement for options granted to executives under the Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2018).*	
10.3	Form of Indemnity Agreement entered into between the Company and each of its officers and directors (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2008).*	
10.4	NIKE, Inc. Deferred Compensation Plan (Amended and Restated effective April 1, 2013) (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2013).*	
10.5	NIKE, Inc. Foreign Subsidiary Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2023).*	

10.6	Amended and Restated Covenant Not to Compete and Non-Disclosure Agreement between NIKE, Inc. and Mark G. Parker dated July 24, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 24, 2008).*
10.7	Form of Covenant Not to Compete and Non-Disclosure Agreement between NIKE, Inc. and its executive officers (other than Mark Parker, Elliott Hill, and John Donahoe II) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 18, 2020).*
10.8	NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 23, 2015).*
10.9	Form of Discretionary Performance Award Agreement (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2018).*
10.10	Offer Letter between NIKE, Inc. and John J. Donahoe II (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.11	Form of Covenant Not to Compete and Non-Disclosure Agreement between NIKE, Inc. and John J. Donahoe II (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.12	Form of Performance-Based Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.13	Letter Agreement between NIKE, Inc. and Mark G. Parker (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.14	NIKE, Inc. Executive Performance Sharing Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.15	Form of Non-Statutory Stock Option Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.16	Form of Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.17	NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 18, 2020).*
10.18	Form of Performance-Based Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 17, 2021).*
10.19	Five Year Credit Agreement dated as of March 7, 2025, among NIKE, Inc., Bank of America, N.A., as Administrative Agent, and the other Banks named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 10, 2025).
10.20	NIKE, Inc. Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2023).*
10.21	364-Day Credit Agreement dated as of March 7, 2025, among NIKE, Inc., Bank of America, N.A., as Administrative Agent, and the other Banks named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 10, 2025).
10.22	Form of Stock Option Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).*
10.23	Form of Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).*
10.24	Form of Performance-Based Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).*
10.25	Offer Letter, dated September 19, 2024, between NIKE, Inc. and Elliott Hill (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2024).*
10.26	Covenant Not to Compete and Non-Disclosure Agreement, dated September 19, 2024, between NIKE, Inc. and Elliott Hill (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2024).*
10.27	Letter Agreement, dated September 19, 2024, between NIKE, Inc. and John J. Donahoe II (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2024).*
10.28	Letter Agreement, dated May 1, 2025, between NIKE, Inc. and Heidi O'Neill.*
19.1	NIKE, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).
19.2	NIKE, Inc. Blackout and Pre-clearance Policy (incorporated by reference to Exhibit 19.2 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).
21	Subsidiaries of the Registrant.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (included within this Annual Report on Form 10-K).
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32†	Section 1350 Certifications.

97	NIKE, Inc. Policy for Recoupment of Incentive Compensation (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2024).*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File - formatted in Inline XBRL and included in Exhibit 101

* *Management contract or compensatory plan or arrangement.*

† *Furnished herewith*

The Exhibits filed herewith do not include certain instruments with respect to long-term debt of NIKE and its subsidiaries, inasmuch as the total amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of NIKE and its subsidiaries on a consolidated basis. NIKE agrees, pursuant to Item 601(b)(4)(iii) of Regulation S-K, that it will furnish a copy of any such instrument to the SEC upon request.

ITEM 16. FORM 10-K SUMMARY

None.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-266267) and Form S-8 (Nos. 033-63995, 333-63581, 333-63583, 333-68864, 333-68886, 333-71660, 333-104822, 333-117059, 333-133360, 333-164248, 333-171647, 333-173727, 333-208900, 333-215439, 333-266269 and 333-273358) of NIKE, Inc. of our report dated July 17, 2025 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon
July 17, 2025

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIKE, INC.

By:	/s/ ELLIOTT HILL
	Elliott Hill
	President and Chief Executive Officer
Date:	July 17, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
PRINCIPAL EXECUTIVE OFFICER AND DIRECTOR:		
/s/ ELLIOTT HILL **Elliott Hill**	*President and Chief Executive Officer*	July 17, 2025
PRINCIPAL FINANCIAL OFFICER:		
/s/ MATTHEW FRIEND **Matthew Friend**	*Executive Vice President and Chief Financial Officer*	July 17, 2025
PRINCIPAL ACCOUNTING OFFICER:		
/s/ JOHANNA NIELSEN **Johanna Nielsen**	*Vice President, Chief Accounting Officer*	July 17, 2025
DIRECTORS:		
/s/ MARK PARKER **Mark Parker**	*Director, Chairman of the Board*	July 17, 2025
/s/ CATHLEEN BENKO **Cathleen Benko**	*Director*	July 17, 2025
/s/ TIMOTHY COOK **Timothy Cook**	*Director*	July 17, 2025
/s/ THASUNDA DUCKETT **Thasunda Duckett**	*Director*	July 17, 2025
/s/ MÓNICA GIL **Mónica Gil**	*Director*	July 17, 2025
/s/ MARIA HENRY **Maria Henry**	*Director*	July 17, 2025
/s/ PETER HENRY **Peter Henry**	*Director*	July 17, 2025
/s/ TRAVIS KNIGHT **Travis Knight**	*Director*	July 17, 2025
/s/ MICHELLE PELUSO **Michelle Peluso**	*Director*	July 17, 2025
/s/ JOHN ROGERS, JR. **John Rogers, Jr.**	*Director*	July 17, 2025
/s/ ROBERT SWAN **Robert Swan**	*Director*	July 17, 2025

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DIRECTORS

Cathleen Benko[3]
Former Vice Chairman & Managing Principal
Deloitte LLP
Redwood City, California

Timothy Cook[3][5]
Chief Executive Officer
Apple Inc.
Cupertino, California

Thasunda Duckett[4]
President & Chief Executive Officer
Teachers Insurance and Annuity Association of America
New York, New York

Mónica Gil[3]
Chief Administrative and Marketing Officer
NBCUniversal Telemundo Enterprises
Miami, Florida

Maria Henry[2]
Chief Financial Officer (Retired)
Kimberly-Clark Corporation
Dallas, Texas

Peter Henry[2]
Class of 1984 Senior Fellow at Stanford University's Hoover Institution, Senior Fellow at Stanford's Freeman Spogli Institute for International Studies and Dean Emeritus of New York University's Leonard N. Stern School of Business
Stanford University
Stanford, California

Elliott Hill[1]
President & Chief Executive Officer
NIKE, Inc.
Beaverton, Oregon

Travis Knight[1]
President & Chief Executive Officer
LAIKA, LLC
Hillsboro, Oregon

Mark Parker[1]
Executive Chairman
NIKE, Inc.
Beaverton, Oregon

Michelle Peluso[4]
Chief Executive Officer
Revlon Group Holdings LLC
New York, New York

John Rogers, Jr.[4]
Co-Chief Executive Officer & Chief Investment Officer
Ariel Investments, LLC
Chicago, Illinois

Robert Swan[2]
Operating Partner
Andreessen Horowtiz
Menlo Park, California

CORPORATE OFFICERS

Elliott Hill
President & Chief Executive Officer

Mark Parker
Executive Chairman

Matthew Friend
Executive Vice President & Chief Financial Officer

Treasure Heinle
Executive Vice President, Chief People Officer

Robert Leinwand
Executive Vice President, Chief Legal Officer

Philip McCartney
Executive Vice President, Chief Innovation, Design & Product Officer

Amy Montagne
President, Nike

Craig Williams
Executive Vice President, Chief Commercial Officer

Mary Hunter
Vice President, Corporate Secretary

Paul Trussell
Vice President, Treasurer

Kelsey Baldwin
Assistant Secretary

Carlos Wilson
Assistant Secretary

(1) Member — Executive Committee
(2) Member — Audit & Finance Committee
(3) Member — Compensation Committee
(4) Member — Corporate Responsibility, Sustainability & Governance Committee
(5) Lead Independent Director



SUBSIDIARY BRANDS

CONVERSE

160 North Washington St.
Boston, Massachusetts 02114



One Bowerman Drive
Beaverton, Oregon 97005-6453

LOCATIONS

WORLD HEADQUARTERS

One Bowerman Drive
Beaverton, Oregon 97005-6453

EUROPEAN HEADQUARTERS

Colosseum 1
1213 NL Hilversum
The Netherlands

GREATER CHINA HEADQUARTERS

LiNa Building
Tower 1, No. 99
Jiangwancheng Road
Yangpu District
Shanghai, China 200438

SHAREHOLDER INFORMATION

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
805 SW Broadway, Suite 800
Portland, Oregon 97205

REGISTRAR AND STOCK TRANSFER AGENT

Computershare Trust Company, N.A.
By Regular Mail
P.O. Box 43006
Providence, RI 02940-3006

By Overnight Delivery
150 Royall St., Suite 101
Canton, MA 02021
800-756-8200
Hearing Impaired #
TDD: 800-490-1493
www.computershare.com/investor

Shareholder Information

NIKE, Inc. common stock is listed on the New York Stock Exchange under trading symbol 'NKE.' Copies of the Company's Form 10-K or Form 10-Q reports filed with the Securities and Exchange Commission are available from the Company without charge. To request a copy, please call 800-640-8007 or write to NIKE's Investor Relations Department at NIKE World Headquarters, One Bowerman Drive, Beaverton, Oregon 97005-6453. Copies are available on the investor relations website, http://investors.nike.com.

Dividend Payments

Quarterly dividends on NIKE common stock, when declared by the Board of Directors, are paid on or about July 5, October 5, January 5, and April 5. Additional financial information is available at http://investors.nike.com.

Other Shareholder Assistance

Communications concerning shareholder address changes, stock transfers, changes of ownership, lost stock certificates, payment of dividends, dividend check replacements, duplicate mailings, or other account services should be directed to the Company's Registrar and Stock Transfer Agent at the address or telephone number above.

NIKE, the Swoosh Design, and Just Do It are registered trademarks of NIKE, Inc.



NIKE, Inc.
One Bowerman Drive
Beaverton, OR 97005-6453
www.nike.com

